2/5

08003037

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starfire Minerals Inc.

*CURRENT ADDRESS 520- 355 Burrard Street
Vancouver, B.C. V6C 2G8
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35209 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/5/08

SCHEDULE "A"

Documents Posted on the System for Electronic Document Analysis and Retrieval ("SEDAR")

Posting Date	Document
Jan 11, 2008	Material change report - English
Jan 7, 2008	News release - English
Nov 29 2007	Material change report - English
Nov 26 2007	News release - English
Nov 13 2007	Material change report - English
Nov 13 2007	News release - English
Nov 7 2007	Material change report - English
Nov 2 2007	News release - English
Oct 18 2007	Material change report- English
Oct 18 2007	Material change report - English
Oct 16 2007	News release - English
Oct 2 2007	MD&A - English
Oct 1 2007	Form 52-109F2 - Certification of Interim Filings – CEO
Oct 1 2007	Form 52-109F2 - Certification of Interim Filings – CFO
Oct 1 2007	Interim financial statements - English
Oct 1 2007	Interim financial statements - English
Sep 14 2007	News release - English
Sep 11 2007	Letter from former auditor
Sep 11 2007	Letter from successor auditor
Sep 11 2007	Notice
Aug 24 2007	Material change report - English
Aug 21 2007	News release - English
Aug 3 2007	Material change report - English
Aug 3 2007	Material change report - English
Aug 3 2007	Material change report - English
Aug 3 2007	Material change report – English
Aug 1 2007	News release – English
Jul 30 2007	News release – English
Jul 26 2007	News release – English
Jul 24 2007	News release – English
Jul 20 2007	Material change report - English
Jul 18 2007	News release – English
Jul 13 2007	News release – English
Jul 11 2007	Material change report - English
Jun 29 2007	Interim financial statements - English
Jun 29 2007	Form 52-109F2 – Certification of Interim Filings - CEO
Jun 29 2007	Form 52-109F2 – Certification of Interim Filings - CFO
Jun 29 2007	MD&A - English
Jun 25 2007	News release – English

Posting Date	Document
Jun 21 2007	Material change report - English
Jun 21 2007	Material change report - English
Jun 19 2007	News release – English
Jun 18 2007	News release – English
Jun 7 2007	Technical report (NI 43-101) - English
Jun 7 2007	News release – English
May 18 2007	News release – English
Apr 25 2007	Material change report – English
Apr 25 2007	Material change report – English
Apr 23 2007	News release – English
Apr 18 2007	News release – English
Apr 3 2007	News release – English
Apr 2 2007	MD&A - English
Apr 2 2007	Form 52-109F2 – Certification of Interim Filings – CEO
Apr 2 2007	Form 52-109F2 – Certification of Interim Filings – CFO
Apr 2 2007	Interim financial statements - English
Mar 26 2007	News release – English
Mar 26 2007	News release – English
Mar 26 2007	Material change report – English
Mar 19 2007	Material change report – English
Mar 19 2007	Material change report - English
Mar 16 2007	News release – English
Mar 16 2007	News release – English
Mar 13 2007	News release – English
Mar 12 2007	Form of proxy - English
Mar 12 2007	Notice of the meeting and record date - English
Mar 12 2007	Form 52-109F1 - Certification of Annual Filings - CEO
Mar 12 2007	Form 52-109F1 - Certification of Annual Filings - CFO
Mar 12 2007	MD&A (amended) - English
Feb 28 2007	Audited annual financial statements - English
Feb 28 2007	Form 52-109F1 - Certification of Annual Filings - CEO
Feb 28 2007	Form 52-109F1 - Certification of Annual Filings - CFO
Feb 28 2007	MD&A - English
Feb 5 2007	Notice of the meeting and record date - English
Jan 29 2007	Material change report - English
Jan 16 2007	News release – English
Jan 12 2007	Material change report - English
Jan 11 2007	News release – English
Jan 11 2007	Material change report - English
Jan 11 2007	Material change report - English
Jan 3 2007	News release – English
Jan 2 2007	News release – English
Dec 18 2006	Material change report - English
Dec 12 2006	News release – English

Posting Date	Document
Nov 30 2006	Material change report – English
Nov 30 2006	Material change report – English
Nov 29 2006	News release – English
Nov 29 2006	News release – English
Nov 28 2006	Material change report - English
Nov 28 2006	News release – English
Nov 17 2006	Material change report - English
Nov 7 2006	News release – English

All documents are posted pursuant to Provincial Securities Laws and specifically National Instrument 51-102: Continuous Disclosure Obligations (a copy of the relevant sections of which is attached as Appendix "A").

Appendix "A"

NI 51-102
Relevant Sections

...

4.1 Comparative Annual Financial Statements and Auditor's Report

(1) Subject to subsection 4.8(6), a reporting issuer must file annual financial statements ...

(2) Annual financial statements filed under subsection (1) must be accompanied by an auditor's report.

4.2 Filing Deadline for Annual Financial Statements

The annual financial statements and auditor's report required to be filed under section 4.1 must be filed

(a) in the case of a reporting issuer other than a venture issuer, on or before the earlier of

(i) the 90th day after the end of its most recently completed financial year; and

(ii) the date of filing, in a foreign jurisdiction, annual financial statements for its most recently completed financial year; or

(b) in the case of a venture issuer, on or before the earlier of

(i) the 120th day after the end of its most recently completed financial year; and

(ii) the date of filing, in a foreign jurisdiction, annual financial statements for its most recently completed financial year.

4.3 Interim Financial Statements

(1) A reporting issuer must file,

(a) if it has not completed its first financial year, interim financial statements for the interim periods of the reporting issuer's current financial year other than a period that is less than three months in length; or

(b) if it has completed its first financial year, interim financial statements for the interim periods of the reporting issuer's current financial year.

...

5.1 Filing of MD&A

(1) A reporting issuer must file MD&A relating to its annual and interim financial statements required under Part 4.

(2) Subject to section 5.2, the MD&A required to be filed under subsection (1) must be filed by the earlier of

(a) the filing deadlines for the annual and interim financial statements set out in sections 4.2, 4.4 and 4.7, as applicable; and

(b) the date the reporting issuer files the financial statements under subsections 4.1(1), 4.3(1) or 4.7(1), as applicable.

...

7.1 Publication of Material Change

(1) Subject to subsection (2), if a material change occurs in the affairs of a reporting issuer, the reporting issuer must

(a) immediately issue and file a news release authorized by a senior officer disclosing the nature and substance of the change; and

(b) as soon as practicable, and in any event within 10 days of the date on which the change occurs, file a Form 51-102F3 Material Change Report with respect to the material change.

...

11.1 Additional Filing Requirements

(1) A reporting issuer must file a copy of any disclosure material

(a) that it sends to its securityholders; or

(b) in the case of an SEC issuer, that it files with or furnishes to the SEC, including material filed as exhibits to other documents, if the material contains information that has not been included in disclosure already filed in a jurisdiction by the SEC issuer.

(2) A reporting issuer must file the material referred to in subsection (1) on the same date as, or as soon as practicable after, the earlier of

(a) the date on which the reporting issuer sends the material to its securityholders; and

(b) the date on which the reporting issuer files or furnishes the material to the SEC.

...

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

January 11, 2008

Item 3.News Release

A News Release dated and issued January 7, 2008 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

January 11, 2008

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

January 7, 2008

NEWS RELEASE

STARFIRE PROPOSES CORPORATE REORGANIZATION

Starfire Minerals Inc. (the "Company" or "Starfire") wishes to announce that the Board of Directors of the Company has approved a major corporate reorganization of the Company in order to maximize shareholder value. Management of the Company has concluded that Starfire's asset value is not fully reflected in its share price and that the Company is currently trading below the combined value of its various assets. In order to unlock shareholder value, Starfire will carry out a corporate reorganization to crystallize and separate each major asset group into its own clearly focused public company. The reorganization will result in three public companies, each with its own focused group of properties.

The Company has completed an independent fairness opinion and valuation to assess the Company's property portfolio and to assist it in determining the division of properties into the major asset groups which will form the businesses of the three individual companies.

Accordingly, the Company proposes to carry out the reorganization, subject to required regulatory, legal and shareholder approvals, through a plan of arrangement (the "POA") with the result that on completion of the POA, shareholders of the Company will hold shares in three public companies as follows:

(a) one public company, Starfire Minerals Inc., that will be comprised of the Company's Porphyry Pearl property located in British Columbia and the Black Township property, located in Ontario;

(b) one public company, Starfire Nickel Inc., that will be comprised of the Company's current nickel properties (being the Langmuir (Timmins), Shaw Township, Eldorado Township and Carman Township properties) located in Ontario; and

(c) one public company, Starfire Uranium Inc., that will be comprised of the Company's current uranium properties (being the Capri, Cross Structure, Otish Mountain and Lordeau properties, located in Quebec and the Stobie Lake, Montreal River South, Montreal River North properties),located in Ontario.

Under the statutory provisions governing the POA, the Company is required to seek preliminary and final court approval to carry out and complete the reorganization, (which is customary in all transactions of this nature). Following preliminary court approval, the Company will mail to its shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the POA and the basis on which the shareholders will, on completion, hold or receive shares of the three public companies, including the respective share exchange ratios. In addition to court approval, there are a number of other conditions which are required in order to complete the POA, including shareholder, legal and regulatory approvals. While the Company is stating its intent to carry out the reorganization and intends to move ahead expeditiously, because of regulatory and other third party approvals required, it cannot provide any definitive date at this time when the POA might be completed.

Starfire has a significant asset base spread across Canada. These properties include highly prospective uranium, nickel, and poly-metallic properties. Management feels that the clarity developed through a focus on each asset group will clearly enhance shareholder value into the future.

Following the reorganization, existing shareholders will maintain their interest in Starfire Minerals Inc., and have a pro-rata stake in the two additional public companies, each of which offers the potential to realize an increase in asset value not currently reflected in Starfire's share price.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

" Dan Mosher "
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

January 7, 2008

NEWS RELEASE

STARFIRE PROPOSES CORPORATE REORGANIZATION

Starfire Minerals Inc. (the "Company" or "Starfire") wishes to announce that the Board of Directors of the Company has approved a major corporate reorganization of the Company in order to maximize shareholder value. Management of the Company has concluded that Starfire's asset value is not fully reflected in its share price and that the Company is currently trading below the combined value of its various assets. In order to unlock shareholder value, Starfire will carry out a corporate reorganization to crystallize and separate each major asset group into its own clearly focused public company. The reorganization will result in three public companies, each with its own focused group of properties.

The Company has completed an independent fairness opinion and valuation to assess the Company's property portfolio and to assist it in determining the division of properties into the major asset groups which will form the businesses of the three individual companies.

Accordingly, the Company proposes to carry out the reorganization, subject to required regulatory, legal and shareholder approvals, through a plan of arrangement (the "POA") with the result that on completion of the POA, shareholders of the Company will hold shares in three public companies as follows:

(a) one public company, Starfire Minerals Inc., that will be comprised of the Company's Porphyry Pearl property located in British Columbia and the Black Township property, located in Ontario;

(b) one public company, Starfire Nickel Inc., that will be comprised of the Company's current nickel properties (being the Langmuir (Timmins), Shaw Township, Eldorado Township and Carman Township properties) located in Ontario; and

(c) one public company, Starfire Uranium Inc., that will be comprised of the Company's current uranium properties (being the Capri, Cross Structure, Otish Mountain and Lordeau properties, located in Quebec and the Stobie Lake, Montreal River South, Montreal River North properties),located in Ontario.

Under the statutory provisions governing the POA, the Company is required to seek preliminary and final court approval to carry out and complete the reorganization, (which is customary in all transactions of this nature). Following preliminary court approval, the Company will mail to its shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the POA and the basis on which the shareholders will, on completion, hold or receive shares of the three public companies, including the respective share exchange ratios. In addition to court approval, there are a number of other conditions which are required in order to complete the POA, including shareholder, legal and regulatory approvals. While the Company is stating its intent to carry out the reorganization and intends to move ahead expeditiously, because of regulatory and other third party approvals required, it cannot provide any definitive date at this time when the POA might be completed.

Starfire has a significant asset base spread across Canada. These properties include highly prospective uranium, nickel, and poly-metallic properties. Management feels that the clarity developed through a focus on each asset group will clearly enhance shareholder value into the future.

Following the reorganization, existing shareholders will maintain their interest in Starfire Minerals Inc., and have a pro-rata stake in the two additional public companies, each of which offers the potential to realize an increase in asset value not currently reflected in Starfire's share price.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

" Dan Mosher "
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

November 29, 2007

Item 3.News Release

A News Release dated and issued November 26, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

November 29, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 26, 2007

NEWS RELEASE

STARFIRE REPORTS INTERSECTION OF 63 METERS OF 0.781 GRAMS GOLD (1.052 GRAMS EQUIVALENT [1,2]) PER TONNE AT PORPHYRY PEARL

Vancouver, November 26, 2007 – Starfire Minerals Inc. is pleased to report analytical results for samples received from drilling at its Porphyry Pearl copper-gold project in the Toodoggone Mining District of Northern British Columbia (see previous release of November 12, 2007). The drill program was carried out by Amex Resources Ltd as Operator for Starfire.

Of most significance is hole PP07-06, an inclined hole which intersected continuously mineralized monzonite from the overburden-bedrock interface at a depth of 18 meters to the bottom of the hole at 166 meters. This 148-meter interval averages 0.383 g/t gold, 0.03% copper, and 0.06% zinc (or 0.528 g/t equivalent gold) and includes significant intervals of higher grades (see Table 1). Drilling of this hole was interrupted by winter conditions and, as it was stopped in mineralized monzonite, its completion will be the first priority of the 2008 drill campaign.

Hole PP07-05, a vertical hole collared at the same location as PP07-06, intersected 112.56 meters from 48.78 to 161.34 meters averaging 0.419 g/t gold, 0.05% copper and 0.05% zinc (0.554 g/t equivalent gold). Included within this interval is a zone of highly silicified and brecciated rock (termed "the rubble zone") from 48.78 to 136.74 meters from which core recovery is estimated to average 61%. Analytical results for the samples from this 88-meter zone average 0.420 grams gold per tonne and 0.05% copper, and 0.05% zinc (0.549 g/t equivalent gold), but because of the sub-optimum recovery, the average is considered an approximation of the tenor of the interval. However, immediately below the "rubble zone", core recovery was essentially 100% and the hole intersected 24.6 meters from 136.74 to 161.34 meters averaging 0.418 grams gold per tonne, 0.07% copper, and 0.04% zinc (0.569 g/t equivalent gold). Management is

encouraged by these results and the Operator has investigated a method to improve recovery in future drilling of the "rubble zone" interval.

Hole PP07-02 intersected two mineralized zones of significance, including 19 meters averaging 0.543 g/t gold, 0.03% copper, and 0.28% zinc (0.847 g/t gold equivalent) at a depth of 338 meters down hole.

The long intersections of gold grades that approximate that at Northgate Minerals Ltd.'s (NGX.TO) Kemess South Deposit, located 60 kilometers to the south-southeast of the Porphyry Pearl property are particularly encouraging, and reinforce the hypothesis that a copper-gold porphyry deposit is situated on the Porphyry Pearl property.

Table 1 – Porphyry Pearl Drill Sample Results

Hole	From	To	Length	Au (g/t)[1]	Cu %	Zn %	Equivalent Au (g/t)[2]	Remarks
PP07-01								awaiting analyses
PP07-02	194.50	215.00	20.50	0.380	0.04	0.13	0.564	
	328.00	357.00	29.00	0.417	0.03	0.27	0.709	
including	338.00	357.00	19.00	0.543	0.03	0.28	0.847	
PP07-03								awaiting analyses
PP07-04								not yet sampled
PP07-05	48.78	161.34	112.56	0.419	0.05	0.05	0.554	69% recovery
including	48.78	136.74	87.96	0.420	0.05	0.05	0.549	61% recovery
and	136.74	161.34	24.60	0.418	0.07	0.04	0.569	100% recovery
PP07-06	17.98	166.00	148.02	0.383	0.03	0.06	0.528	
including	80.71	166.00	85.29	0.629	0.05	0.08	0.849	
including	103.02	166.00	62.98	0.781	0.06	0.09	1.052	
including	123.00	154.00	31.00	1.039	0.07	0.14	1.293	
including	123.00	135.00	12.00	1.202	0.09	0.16	1.503	
and	139.00	154.00	15.00	1.024	0.07	0.13	1.257	

(1) g/t = grams per tonne.
(2) Equivalent copper and gold calculations use metal prices of US$1.50 for copper (Cu), $US 0.80 for zinc (Zn) and US$600/oz for gold (Au). Metallurgical recoveries and net smelter returns for all metals are assumed to be 100%. Equivalent gold = Au g/t + (Cu% x 33.07/19.29) + (Zn% x 17.64/19.29).

While individual copper analyses reported to date are somewhat lower than expected (maximum 0.48%), several intervals of zinc in the 0.4% to 1.25% range have been reported. Silver values are similarly low (only 3 values greater than 7 g/t determined by ICP) and are not considered in the determination of gold equivalents until a more specific analytical technique is applied. The predominance of zinc over copper and silver is attributed to the drilling being peripheral to the core of the system.

The samples were halved with a diamond saw and one half returned to the core box for reference. The samples were forwarded to Acme Analytical Laboratories Ltd.'s facility in Vancouver BC for analyses. Copper and zinc were determined by ICP-ES on a 1-gram subsample as part of Acme's Group 7 AR package. Gold was determined by fire assay preparation with an ICP-ES finish using Acme's Group 3B procedure on a 30-gram subsample. Acme reported results of its standards and re-analyses of samples and they were found to be within acceptable variance.

Table 2 – Porphyry Pearl Drill Specifications

Hole	E	N	Azimuth	Inclination	Length (m)
PP 07-01	3,700	3,800	240	-70	445
PP 07-02	3,700	3,600	240	-60	427
PP 07-03	3,620	5,600		-90	229
PP 07-04	3,600	5,600	070	-60	188
PP 07-05	3,400	3,800		-90	348
PP 07-06	3,400	3,800	240	-60	163
Total					1,798

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 26, 2007

NEWS RELEASE

STARFIRE REPORTS INTERSECTION OF 63 METERS OF 0.781 GRAMS GOLD (1.052 GRAMS EQUIVALENT [1,2]) PER TONNE AT PORPHYRY PEARL

Vancouver, November 26, 2007 – Starfire Minerals Inc. is pleased to report analytical results for samples received from drilling at its Porphyry Pearl copper-gold project in the Toodoggone Mining District of Northern British Columbia (see previous release of November 12, 2007). The drill program was carried out by Amex Resources Ltd as Operator for Starfire.

Of most significance is hole PP07-06, an inclined hole which intersected continuously mineralized monzonite from the overburden-bedrock interface at a depth of 18 meters to the bottom of the hole at 166 meters. This 148-meter interval averages 0.383 g/t gold, 0.03% copper, and 0.06% zinc (or 0.528 g/t equivalent gold) and includes significant intervals of higher grades (see Table 1). Drilling of this hole was interrupted by winter conditions and, as it was stopped in mineralized monzonite, its completion will be the first priority of the 2008 drill campaign.

Hole PP07-05, a vertical hole collared at the same location as PP07-06, intersected 112.56 meters from 48.78 to 161.34 meters averaging 0.419 g/t gold, 0.05% copper and 0.05% zinc (0.554 g/t equivalent gold). Included within this interval is a zone of highly silicified and brecciated rock (termed "the rubble zone") from 48.78 to 136.74 meters from which core recovery is estimated to average 61%. Analytical results for the samples from this 88-meter zone average 0.420 grams gold per tonne and 0.05% copper, and 0.05% zinc (0.549 g/t equivalent gold), but because of the sub-optimum recovery, the average is considered an approximation of the tenor of the interval. However, immediately below the "rubble zone", core recovery was essentially 100% and the hole intersected 24.6 meters from 136.74 to 161.34 meters averaging 0.418 grams gold per tonne, 0.07% copper, and 0.04% zinc (0.569 g/t equivalent gold). Management is

encouraged by these results and the Operator has investigated a method to improve recovery in future drilling of the "rubble zone" interval.

Hole PP07-02 intersected two mineralized zones of significance, including 19 meters averaging 0.543 g/t gold, 0.03% copper, and 0.28% zinc (0.847 g/t gold equivalent) at a depth of 338 meters down hole.

The long intersections of gold grades that approximate that at Northgate Minerals Ltd.'s (NGX.TO) Kemess South Deposit, located 60 kilometers to the south-southeast of the Porphyry Pearl property are particularly encouraging, and reinforce the hypothesis that a copper-gold porphyry deposit is situated on the Porphyry Pearl property.

Table 1 – Porphyry Pearl Drill Sample Results

Hole	From	To	Length	Au (g/t)[1]	Cu %	Zn %	Equivalent Au (g/t)[2]	Remarks
PP07-01								awaiting analyses
PP07-02	194.50	215.00	20.50	0.380	0.04	0.13	0.564	
	328.00	357.00	29.00	0.417	0.03	0.27	0.709	
including	338.00	357.00	19.00	0.543	0.03	0.28	0.847	
PP07-03								awaiting analyses
PP07-04								not yet sampled
PP07-05	48.78	161.34	112.56	0.419	0.05	0.05	0.554	69% recovery
including	48.78	136.74	87.96	0.420	0.05	0.05	0.549	61% recovery
and	136.74	161.34	24.60	0.418	0.07	0.04	0.569	100% recovery
PP07-06	17.98	166.00	148.02	0.383	0.03	0.06	0.528	
including	80.71	166.00	85.29	0.629	0.05	0.08	0.849	
including	103.02	166.00	62.98	0.781	0.06	0.09	1.052	
including	123.00	154.00	31.00	1.039	0.07	0.14	1.293	
including	123.00	135.00	12.00	1.202	0.09	0.16	1.503	
and	139.00	154.00	15.00	1.024	0.07	0.13	1.257	

(1) g/t = grams per tonne.
(2) Equivalent copper and gold calculations use metal prices of US$1.50 for copper (Cu), $US 0.80 for zinc (Zn) and US$600/oz for gold (Au). Metallurgical recoveries and net smelter returns for all metals are assumed to be 100%. Equivalent gold = Au g/t + (Cu% x 33.07/19.29) + (Zn% x 17.64/19.29).

While individual copper analyses reported to date are somewhat lower than expected (maximum 0.48%), several intervals of zinc in the 0.4% to 1.25% range have been reported. Silver values are similarly low (only 3 values greater than 7 g/t determined by ICP) and are not considered in the determination of gold equivalents until a more specific analytical technique is applied. The predominance of zinc over copper and silver is attributed to the drilling being peripheral to the core of the system.

The samples were halved with a diamond saw and one half returned to the core box for reference. The samples were forwarded to Acme Analytical Laboratories Ltd.'s facility in Vancouver BC for analyses. Copper and zinc were determined by ICP-ES on a 1-gram subsample as part of Acme's Group 7 AR package. Gold was determined by fire assay preparation with an ICP-ES finish using Acme's Group 3B procedure on a 30-gram subsample. Acme reported results of its standards and re-analyses of samples and they were found to be within acceptable variance.

Table 2 – Porphyry Pearl Drill Specifications

Hole	E	N	Azimuth	Inclination	Length (m)
PP 07-01	3,700	3,800	240	-70	445
PP 07-02	3,700	3,600	240	-60	427
PP 07-03	3,620	5,600		-90	229
PP 07-04	3,600	5,600	070	-60	188
PP 07-05	3,400	3,800		-90	348
PP 07-06	3,400	3,800	240	-60	163
Total					1,798

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

November 13, 2007

Item 3. News Release

A News Release dated and issued November 12, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

November 13, 2007

SIGNED: *"Dan Mosher"*
____
Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 12, 2007

NEWS RELEASE

Porphyry Pearl and Langmuir South Drill Update

Vancouver, November 12, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its Porphyry Pearl copper-gold project in the Toodoggone mining district of Northern British Columbia and its Langmuir South nickel project in the Timmins area of Ontario (see previous release of September 14, 2007).

Drilling started at the Porphyry Pearl property on August 24th and was suspended on September 29th owing to the onset of severe winter conditions. A total of 1,798 meters of NQ core was drilled in 6 holes, intersecting variably altered and mineralized monzonite. Casing was left in the last two holes (PP-07-05 and PP-07-06) to allow for potential downhole induced polarization (I.P.) surveys and re-entry for deepening pending the receipt of analytical results. Detailed logging and sampling of the core has been completed and analytical results will be released upon receipt and quality control verification. A total of 853 meters of core has been sampled in 742 samples. Starfire is experiencing the same delays as other operators in receiving analytical results, owing to the large volume of samples being sent to the laboratories at the end of the field season.

Drilling continues at the Langmuir South project. Three holes totaling 325 meters have been completed of a proposed 8-hole, 1,000 meter first pass program. Analytical results will be released upon completion of the detailed logging, sampling, and quality control verification.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 12, 2007

NEWS RELEASE

Porphyry Pearl and Langmuir South Drill Update

Vancouver, November 12, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its Porphyry Pearl copper-gold project in the Toodoggone mining district of Northern British Columbia and its Langmuir South nickel project in the Timmins area of Ontario (see previous release of September 14, 2007).

Drilling started at the Porphyry Pearl property on August 24th and was suspended on September 29th owing to the onset of severe winter conditions. A total of 1,798 meters of NQ core was drilled in 6 holes, intersecting variably altered and mineralized monzonite. Casing was left in the last two holes (PP-07-05 and PP-07-06) to allow for potential downhole induced polarization (I.P.) surveys and re-entry for deepening pending the receipt of analytical results. Detailed logging and sampling of the core has been completed and analytical results will be released upon receipt and quality control verification. A total of 853 meters of core has been sampled in 742 samples. Starfire is experiencing the same delays as other operators in receiving analytical results, owing to the large volume of samples being sent to the laboratories at the end of the field season.

Drilling continues at the Langmuir South project. Three holes totaling 325 meters have been completed of a proposed 8-hole, 1,000 meter first pass program. Analytical results will be released upon completion of the detailed logging, sampling, and quality control verification.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

November 5, 2007

Item 3.News Release

A News Release dated and issued November 1, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

November 5, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 1, 2007

NEWS RELEASE

STARFIRE APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, November 1, 2007 – Starfire Minerals Inc. announces that Mr. Norman Elliot has been appointed as the Chief Financial Officer of the Company, effective October 23, 2007. Mr. Elliot is a member of the Associate of the Institute of Canadian Bankers, and has been the Secretary of the Company since January 2006.

Mr. Elliot will succeed Mr. Boyce Butler, who has served as the Company's Chief Financial Officer for the past 3 years.

Mr. Butler has been in ill health for some time, and unfortunately passed away today.

Starfire Minerals Inc. and all the staff appreciates the hard work and years of diligent service Mr. Butler has contributed to the Company, and extend our condolences to his family on their loss.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 1, 2007

NEWS RELEASE

STARFIRE APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, November 1, 2007 – Starfire Minerals Inc. announces that Mr. Norman Elliot has been appointed as the Chief Financial Officer of the Company, effective October 23, 2007. Mr. Elliot is a member of the Associate of the Institute of Canadian Bankers, and has been the Secretary of the Company since January 2006.

Mr. Elliot will succeed Mr. Boyce Butler, who has served as the Company's Chief Financial Officer for the past 3 years.

Mr. Butler has been in ill health for some time, and unfortunately passed away today.

Starfire Minerals Inc. and all the staff appreciates the hard work and years of diligent service Mr. Butler has contributed to the Company, and extend our condolences to his family on their loss.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

October 17, 2006

Item 3.News Release

A News Release dated and issued October 16, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

October 17, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

October 16, 2007

NEWS RELEASE

Porphyry Pearl and Langmuir South Drill Update

Vancouver, October 16, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its Porphyry Pearl copper-gold project in the Toodogonne mining district of Northern British Columbia and its Langmuir South nickel project in the Timmins area of Ontario (see previous release of September 14, 2007).

Drilling started at the Porphyry Pearl property on August 24th and was suspended on September 29th owing to the onset of severe winter conditions. A total of 1,798 meters of NQ core was drilled in 6 holes, intersecting variably altered and mineralized monzonite. Casing was left in the last two holes (PP-07-05 and PP-07-06) to allow for potential downhole induced polarization (I.P.) surveys and re-entry for deepening pending the receipt of analytical results. Detailed logging and sampling of the core is being completed and analytical results will be released upon receipt and quality control verification.

Drilling continues at the Langmuir South project. One hole totaling 102 meters has been completed and the second hole is in progress at a depth of 51 meters of a proposed 8-hole, 1,000 meter first pass program. Both holes intersected ultramafic rocks. Analytical results will be released upon completion of the detailed logging, sampling, and quality control verification.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

October 17, 2006

Item 3.News Release

A News Release dated and issued September 14, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

October 17, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

September 14, 2007

NEWS RELEASE

STARFIRE DRILLING ON ONTARIO AND BRITISH COLUMBIA PROJECTS

Vancouver, September 14, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its 100% owned Langmuir South nickel project near Timmins, Ontario (see previous release of August 1, 2007) and Porphyry Pearl copper-gold project in the Toodogonne mining district of Northern British Columbia (see previous release of July 21, 2007).

At Langmuir South, the magnetic and electromagnetic surveys have been completed and six conductors as well as two magnetic anomalies have been selected for drilling. The first pass diamond drill program is budgeted at eight holes totaling 1,000 meters, with a 1,500-meter follow-up program contingent on the first pass results. The drill was mobilized to the property on September 13th and drilling is scheduled to commence today.

At Porphyry Pearl, diamond drilling is in progress on an initial 3,000 meter program to test induced polarization anomalies that were defined in 2006.

Results of both programs will be released as they become available.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo., who is the author.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

October 16, 2007

NEWS RELEASE

Porphyry Pearl and Langmuir South Drill Update

Vancouver, October 16, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its Porphyry Pearl copper-gold project in the Toodogonne mining district of Northern British Columbia and its Langmuir South nickel project in the Timmins area of Ontario (see previous release of September 14, 2007).

Drilling started at the Porphyry Pearl property on August 24th and was suspended on September 29th owing to the onset of severe winter conditions. A total of 1,798 meters of NQ core was drilled in 6 holes, intersecting variably altered and mineralized monzonite. Casing was left in the last two holes (PP-07-05 and PP-07-06) to allow for potential downhole induced polarization (I.P.) surveys and re-entry for deepening pending the receipt of analytical results. Detailed logging and sampling of the core is being completed and analytical results will be released upon receipt and quality control verification.

Drilling continues at the Langmuir South project. One hole totaling 102 meters has been completed and the second hole is in progress at a depth of 51 meters of a proposed 8-hole, 1,000 meter first pass program. Both holes intersected ultramafic rocks. Analytical results will be released upon completion of the detailed logging, sampling, and quality control verification.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 is Philip J. Rush, P.Geo., who is the author of this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

Quarterly Report-July 31, 2007

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the quarter ended July 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the quarter ended July 31, 2007 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on the increase of shareholder equity thru the acquisition and successful exploration of grass-roots mineral properties.

The company continues to increase its holdings by entering into options and/or ownership of various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company has established plans of further exploration of its various properties. The exploration programs included aerial surveys over four properties in Quebec and Ontario to assist in determining as to how best to proceed with further exploration.

The Company has a total of 13 properties. The most recent acquisition, completed in April 2007, is the Lordeau Property, a uranium prospect consisting of 18 claims located in the Opinaca area of Northern Quebec.

Currently, our active drilling projects are the Langmuir South nickel property in Ontario and the Porphyry Pearl copper-gold property in British Columbia. (Press release, Sept 14th 2007) We are also evaluating further exploratory work on the uranium properties in Quebec, in particular Capri and Cross Structure.

We refer to SEDAR, (www.sedar.com) where technical reports on Capri, Cross Structure, and Langmuir are posted, as well as an updated technical report for the Porphyry Pearl property. We refer to our year-end financial report and quarterly dated July 31, 2007 wherein are described details regarding options or ownership of each of the 13 properties.

While we will be commenting on various aspects of the Companies in this report we remind the reader that detailed news releases are posted with SEDAR at www.sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been inter listed on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at { HYPERLINK http://www.sedar.com.}

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss includes Stock based compensation, Professional, Consulting fees and general operating cost exploration of properties.

Selected Quarterly Results						
Financial Results ($CDN, unaudited)	**3 months ended**					
	Jul 31, 2007	Apr 30, 2007	Jan 31, 2007	Oct 31, 2006	Jul 31, 2006	Apr 30, 2006
Interest and other income	4,748	9,508	2,036	2,616	3,140	661
Operating Expenses	595,246	198,078	330,397	748,609	305,437	398,267
Net Loss	590,458	188,570	328,361	89,393	302,297	397,606
Loss per Share	$0.01	$0.01	$0.01	$0.002	$0.01	$0.01

Selected Quarterly Results (continued)	
Financial Results	**3 months ended**

($CDN, unaudited)						
	Jan 31, 2006	Oct 31, 2005	Jul 31, 2005	Apr 30, 2005	Jan 31, 2005	Oct 31, 2004
Interest and other income	0	0	0	0	0	0
Operating Expenses	250,641	388,312	260,106	121,123	129,320	19,292
Net Loss	250,641	227,476	260,106	121,123	129,320	19,292
Loss per Share	$0.01	$0.01	$0.01	$0.006	$0.007	$0.001

Fourth Quarter results:
The loss for the three months ended October 31, 2006 was $89,393 compared to loss of $227,416 in three months ended October 31, 2005. The income generated for the fourth quarter in the amount of $2,616.00 is interest earned on bank deposits. The operating expenses totaling $748,609 for the quarter includes a compensation accrual of $398,381 based on options issued not necessarily exercised. Other costs including Professional Fees, Travel and Promotion and consulting fees expensed for quarter includes costs of preparation property exploration development, arranging for future financings and management of the various properties. The Company recorded an income tax recovery adjustment of $656,600 during the year ended October 31, 2006."

Results of Operations for 3 months ended January 31, 2007

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at January 31, 2007.

The Company incurred a net loss before income tax of $328,361 ($0.01 per share) compared with a net loss of $250,641 for the quarter ended January 31, 2006 ($0.01 per share). The increase in the current quarter is partially a result of accounting process of reflecting option based compensation.

Results of Operations for 3 months ending April 30, 2007
The following brief discussion should be read in conjunction with the Financial Statements, 2nd quarter April 30, 2007 and related notes as at April 30, 2007.

The Company incurred a net loss before income tax of $188,750 ($0.01per share) compared with net loss of $397,606 for the quarter ended April 30, 2006 ($0.01 per share). The decrease in the current quarter is partially a result of delayed billings to the Company and reduction in certain ongoing activities for same period. The decrease in net loss for the 6 month period ending April 30, 2007 of $528,475 compared for the six month period ended April 30, 2006 of $648,908 is partially attributed to a decrease in consulting, travel and promotion with increase stock base compensation which is now included in general expenses.

Results of Operations for 3 months ending July 31, 2007
The following brief discussion should be read in conjunction with Financial Statements 3rd quarter July 31, 2007 and related notes as at July 31, 2007.

The Company incurred a net loss before income tax of $590,458($0.01per share). The change in the current quarter is mainly related to administration and maintenance of properties. The loss includes due diligence fees and financing fees totaling $251,572 in regards to private placements announced in July 2007. When fees are taken out of total expenses the expenses for the 3 month period ending July 31, 2007 were $343,674 or $38,237 more than for the 3-month period ending July 31, 2006.

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings. The Company announced on July, 2007 the closing of private placements totaling $3,315,940 including funding for general working capital.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

With the continued success in raising capital the Company is reasonably capitalized to carry out its intended exploratory and drilling programs.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Outstanding Share Data
As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments
We announced in our news release March 28, 2007 the appointment of Mr. Philip J. Rush, P. Geo. as the Qualified person and a Director effective March 1, 2007. Mr. Rush was a former Director of Exploration for Inco Limited.

The Company has established a working relationship with a management company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in detail on our web site.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from the 1,700 meter drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration work. The Company completed an airborne radiometric and magnetic survey which is now under review in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the Quebec City near Havre-St. Pierre. The Company posted a 43-101 compliant technical report for the Cross Structure Property on SEDAR (we refer the reader to the news release dated December 22, 2005). With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we will be evaluating a program for further exploration of property.

The Company entered into an option to earn a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. Historic reports indicate that the property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. Preliminary exploration work on the property including grid work, trenching, and sampling was completed March 2007 to follow up the results from an airborne magnetic, radiometric, and VLF-EM survey flown by Terraquest in late October 2006, with a favorable report provided April 2007. The Company plans to do further ground exploration when it can be appropriately scheduled in the Company's overall exploration program. The Company has staked additional claims to the north and west.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company commenced drilling in the spring of 2006 (see our news release of April 18, 2006) and favorable results from the drilling program were reported (see our news releases of January 2nd, and May 17th, 2007. The Company announced June 18th, 2007 that the drilling will resume following up on its proposed program to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole, the news release also provides a link to a map showing the location of Starfire's property in relation to properties of Inspiration Mining, Liberty Mines and Golden Chalice. Following the completion of additional surface magnetic and electromagnetic surveys, the drilling resumed on September 14th (see news release September 14th, 2007).

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. We refer to our news releases of June 7 and June 25, 2007 announcing our diamond drill program of a minimum of 3000 meters and up to a maximum of 6000 meters. This drill program and expanded work is in conjunction with the recommendation of a recent 43-101 compliant technical work report by Dr. N.C. Carter, Ph.D., P.Eng. and a detailed geophysical report of Peter E. Walcott & Associations Ltd. The initial phase of the drill program commenced on September 14th, having been delayed a month due to the lack of drillers. . The first phase of the program is budgeted at $550,000 with a contingent second phase also budgeted at $550,000.

The Company holds a 100% interest in six claims within the Timmins mineral belt described as the **Carman Property**. The Company announced previously its intention to further explore the property having filed on SEDAR a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation and Liberty Mines Inc in the Langmuir area, the Company continues to evaluate the best course of action to take to proceed with exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario. The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares within ten days of TSX approval, and 200,000 shares on each of the two anniversary years. The agreement is subject to a 2% net smelter return royalty. Work requirements total $185,000 over three years.

Airborne radiometric and magnetic surveys were completed on both Montreal River and Montreal River North. A review of these surveys is underway to best determine how to proceed with further exploration of the Montreal River properties.

The Company signed an option agreement to acquire a 100% interest in the **Otish Mountain** uranium property **consisting of two** claims totaling 259.35 acres. The agreement includes work commitments of $50,000 over three years as follows.
The property is in early stages of exploration.

The **Lordeau uranium** property was acquired through staking.
Previous work on the property consisted of the drilling of 84 shallow holes, totaling 1, 611 meters in the 1970's. This work was prior to the implementation of national Policy 43-101 an as such can not be relied upon.
The property is in the early stages of exploration.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the Company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect, a Toronto-based Investor Relation firm. The contract provides for monthly payments of $5,000 and 200,000 incentive stock options at $0.25 per share, expiring, October 2, 2008, with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including exploration success, property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to Item 2 "Significant Accounting Policies" contained in the notes to the audited annual financial statements available at { HYPERLINK http://www.sedar.com} for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to

environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events to July 31, 2007

1. Announced field work and drilling to resume on the Langmuir South Nickel property in Timmins, Ontario.

2. Drilling program on the British Columbia, Porphyry Pearl copper-gold property underway announced September 14, 2007.

3. 1,760,335 Warrants exercised raising a total of $359,567

4. Company filed notice change of Auditor from I.J. Boga, Chartered Accountants resign as Auditor and Dale Matheson Carr-Hilton Labonte, Chartered Accountants appointed as Company Auditors effective July 31, 2007.

Other

Share Capital:

1. Authorized: unlimited number of common shares without par value.
2. Weighted average of shares as at July 31, 2007 is.58,826,000
3. As at July 31, 2007, there were 3,445,000 incentive stock options outstanding with 1,600,000 incentive stock options granted August 7, 2007, for a total outstanding of 5,045,000.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which

speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

Form 52-109F2 ***Certification of Interim Filings***

I, **Dan Mosher, Chief Executive Officer** of **Starfire Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc.**, (the issuer) for the period ending **July 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

   (b) Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 28, 2007

"Dan Mosher"

Dan Mosher
President & CEO

Form 52-109F2 ***Certification of Interim Filings***

I, **Boyce Butler, Chief Financial Officer** of **Starfire Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc.**, (the issuer) for the period ending **July 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 28, 2007

"Boyce Butler"

Boyce Butler
Chief Financial Officer

STARFIRE
MINERALS INC.

Quarterly Report-July 31, 2007

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the quarter ended July 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the quarter ended July 31, 2007 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on the increase of shareholder equity thru the acquisition and successful exploration of grass-roots mineral properties.

The company continues to increase its holdings by entering into options and/or ownership of various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company has established plans of further exploration of its various properties. The exploration programs included aerial surveys over four properties in Quebec and Ontario to assist in determining as to how best to proceed with further exploration.

The Company has a total of 13 properties. The most recent acquisition, completed in April 2007, is the Lordeau Property, a uranium prospect consisting of 18 claims located in the Opinaca area of Northern Quebec.

Currently, our active drilling projects are the Langmuir South nickel property in Ontario and the Porphyry Pearl copper-gold property in British Columbia. (Press release, Sept 14th 2007) We are also evaluating further exploratory work on the uranium properties in Quebec, in particular Capri and Cross Structure.

We refer to SEDAR, (www.sedar.com) where technical reports on Capri, Cross Structure, and Langmuir are posted, as well as an updated technical report for the Porphyry Pearl property. We refer to our year-end financial report and quarterly dated July 31, 2007 wherein are described details regarding options or ownership of each of the 13 properties.

While we will be commenting on various aspects of the Companies in this report we remind the reader that detailed news releases are posted with SEDAR at www.sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been inter listed on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at { HYPERLINK http://www.sedar.com.}

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss includes Stock based compensation, Professional, Consulting fees and general operating cost exploration of properties.

Selected Quarterly Results						
Financial Results ($CDN, unaudited)	**3 months ended**					
	Jul 31, 2007	Apr 30, 2007	Jan 31, 2007	Oct 31, 2006	Jul 31, 2006	Apr 30, 2006
Interest and other income	4,748	9,508	2,036	2,616	3,140	661
Operating Expenses	595,246	198,078	330,397	748,609	305,437	398,267
Net Loss	590,458	188,570	328,361	89,393	302,297	397,606
Loss per Share	$0.01	$0.01	$0.01	$0.002	$0.01	$0.01

Selected Quarterly Results (continued)	
Financial Results	**3 months ended**

($CDN, unaudited)						
	Jan 31, 2006	Oct 31, 2005	Jul 31, 2005	Apr 30, 2005	Jan 31, 2005	Oct 31, 2004
Interest and other income	0	0	0	0	0	0
Operating Expenses	250,641	388,312	260,106	121,123	129,320	19,292
Net Loss	250,641	227,476	260,106	121,123	129,320	19,292
Loss per Share	$0.01	$0.01	$0.01	$0.006	$0.007	$0.001

Fourth Quarter results:
The loss for the three months ended October 31, 2006 was $89,393 compared to loss of $227,416 in three months ended October 31, 2005. The income generated for the fourth quarter in the amount of $2,616.00 is interest earned on bank deposits. The operating expenses totaling $748,609 for the quarter includes a compensation accrual of $398,381 based on options issued not necessarily exercised. Other costs including Professional Fees, Travel and Promotion and consulting fees expensed for quarter includes costs of preparation property exploration development, arranging for future financings and management of the various properties. The Company recorded an income tax recovery adjustment of $656,600 during the year ended October 31, 2006." ,

Results of Operations for 3 months ended January 31, 2007

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at January 31, 2007.

The Company incurred a net loss before income tax of $328,361 ($0.01 per share) compared with a net loss of $250,641 for the quarter ended January 31, 2006 ($0.01 per share). The increase in the current quarter is partially a result of accounting process of reflecting option based compensation.

Results of Operations for 3 months ending April 30, 2007
The following brief discussion should be read in conjunction with the Financial Statements, 2nd quarter April 30, 2007 and related notes as at April 30, 2007.

The Company incurred a net loss before income tax of $188,750 ($0.01per share) compared with net loss of $397,606 for the quarter ended April 30, 2006 ($0.01 per share). The decrease in the current quarter is partially a result of delayed billings to the Company and reduction in certain ongoing activities for same period. The decrease in net loss for the 6 month period ending April 30, 2007 of $528,475 compared for the six month period ended April 30, 2006 of $648,908 is partially attributed to a decrease in consulting, travel and promotion with increase stock base compensation which is now included in general expenses.

Results of Operations for 3 months ending July 31, 2007
The following brief discussion should be read in conjunction with Financial Statements 3rd quarter July 31, 2007 and related notes as at July 31, 2007.

The Company incurred a net loss before income tax of $590,458($0.01per share). The change in the current quarter is mainly related to administration and maintenance of properties. The loss includes due diligence fees and financing fees totaling $251,572 in regards to private placements announced in July 2007. When fees are taken out of total expenses the expenses for the 3 month period ending July 31, 2007 were $343,674 or $38,237 more than for the 3-month period ending July 31, 2006.

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings. The Company announced on July, 2007 the closing of private placements totaling $3,315,940 including funding for general working capital.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

With the continued success in raising capital the Company is reasonably capitalized to carry out its intended exploratory and drilling programs.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Outstanding Share Data
As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments
We announced in our news release March 28, 2007 the appointment of Mr. Philip J. Rush, P. Geo. as the Qualified person and a Director effective March 1, 2007. Mr. Rush was a former Director of Exploration for Inco Limited.

The Company has established a working relationship with a management company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in detail on our web site.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from the 1,700 meter drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration work. The Company completed an airborne radiometric and magnetic survey which is now under review in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the Quebec City near Havre-St. Pierre. The Company posted a 43-101 compliant technical report for the Cross Structure Property on SEDAR (we refer the reader to the news release dated December 22, 2005). With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we will be evaluating a program for further exploration of property.

The Company entered into an option to earn a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. Historic reports indicate that the property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. Preliminary exploration work on the property including grid work, trenching, and sampling was completed March 2007 to follow up the results from an airborne magnetic, radiometric, and VLF-EM survey flown by Terraquest in late October 2006, with a favorable report provided April 2007. The Company plans to do further ground exploration when it can be appropriately scheduled in the Company's overall exploration program. The Company has staked additional claims to the north and west.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company commenced drilling in the spring of 2006 (see our news release of April 18, 2006) and favorable results from the drilling program were reported (see our news releases of January 2nd, and May 17th, 2007. The Company announced June 18th, 2007 that the drilling will resume following up on its proposed program to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole, the news release also provides a link to a map showing the location of Starfire's property in relation to properties of Inspiration Mining, Liberty Mines and Golden Chalice. Following the completion of additional surface magnetic and electromagnetic surveys, the drilling resumed on September 14th (see news release September 14th, 2007).

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. We refer to our news releases of June 7 and June 25, 2007 announcing our diamond drill program of a minimum of 3000 meters and up to a maximum of 6000 meters. This drill program and expanded work is in conjunction with the recommendation of a recent 43-101 compliant technical work report by Dr. N.C. Carter, Ph.D., P.Eng. and a detailed geophysical report of Peter E. Walcott & Associations Ltd. The initial phase of the drill program commenced on September 14th, having been delayed a month due to the lack of drillers. . The first phase of the program is budgeted at $550,000 with a contingent second phase also budgeted at $550,000.

The Company holds a 100% interest in six claims within the Timmins mineral belt described as the **Carman Property**. The Company announced previously its intention to further explore the property having filed on SEDAR a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation and Liberty Mines Inc in the Langmuir area, the Company continues to evaluate the best course of action to take to proceed with exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario. The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares within ten days of TSX approval, and 200,000 shares on each of the two anniversary years. The agreement is subject to a 2% net smelter return royalty. Work requirements total $185,000 over three years.

Airborne radiometric and magnetic surveys were completed on both Montreal River and Montreal River North. A review of these surveys is underway to best determine how to proceed with further exploration of the Montreal River properties.

The Company signed an option agreement to acquire a 100% interest in the **Otish Mountain** uranium property **consisting of two** claims totaling 259.35 acres. The agreement includes work commitments of $50,000 over three years as follows.
The property is in early stages of exploration.

The **Lordeau uranium** property was acquired through staking.
Previous work on the property consisted of the drilling of 84 shallow holes, totaling 1, 611 meters in the 1970's. This work was prior to the implementation of national Policy 43-101 an as such can not be relied upon.
The property is in the early stages of exploration.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the Company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect, a Toronto-based Investor Relation firm. The contract provides for monthly payments of $5,000 and 200,000 incentive stock options at $0.25 per share, expiring, October 2, 2008, with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including exploration success, property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to Item 2 "Significant Accounting Policies" contained in the notes to the audited annual financial statements available at { HYPERLINK http://www.sedar.com} for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to

environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events to July 31, 2007

1. Announced field work and drilling to resume on the Langmuir South Nickel property in Timmins, Ontario.

2. Drilling program on the British Columbia, Porphyry Pearl copper-gold property underway announced September 14, 2007.

3. 1,760,335 Warrants exercised raising a total of $359,567

4. Company filed notice change of Auditor from I.J. Boga, Chartered Accountants resign as Auditor and Dale Matheson Carr-Hilton Labonte, Chartered Accountants appointed as Company Auditors effective July 31, 2007.

Other

Share Capital:
1. Authorized: unlimited number of common shares without par value.
2. Weighted average of shares as at July 31, 2007 is.58,826,000
3. As at July 31, 2007, there were 3,445,000 incentive stock options outstanding with 1,600,000 incentive stock options granted August 7, 2007, for a total outstanding of 5,045,000.

speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

STARFIRE MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2007

(UNAUDITED)

(PREPARED BY MANAGEMENT WITHOUT REVIEW BY THE COMPANY'S AUDITOR)

STARFIRE MINERALS INC.
CONSOLIDATED BALANCE SHEETS
JULY 31, 2007

		July 31, 2007 (unaudited)		October 31, 2006
ASSETS				
CURRENT				
Cash	$	**3,686,975**	$	736,758
Receivable		**62,712**		84,643
		3,749,687		821,401
MINERAL PROPERTIES (Note 3)		**3,310,476**		2,382,829
	$	**7,060,163**	$	3,204,230
LIABILITIES and SHAREHOLDERS' EQUITY				
CURRENT				
Accounts payable and accrued liabilities	$	**(14,689)**	$	266,823
Due to related parties (Note 6)		**3,000**		18,793
		(11,689)		285,616
SHAREHOLDERS' EQUITY				
Share capital (Note 4)		**14,498,620**		9,423,953
Contributed surplus (Note 4)		**676,689**		490,689
Deficit		**(8,103,457)**		(6,996,028)
		7,071,852		2,918,614
	$	**7,060,163**	$	3,204,230

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

ON BEHALF OF THE BOARD:

"Basil Pantages"
Director

"Dan Mosher"
Director

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED JULY 31, 2007
(UNAUDITED)

	Three months ended July 31, 2007	Three months ended July 31, 2006	**Nine months ended July 31, 2007**	Nine Months ended July 31, 2006
REVENUE				
Interest	**4,748**	3,140	**16,292**	3,801
EXPENSES				
Accounting and audit	**-**	-	**-**	14,000
Bank charges and interest	**402**	333	**5,304**	1,052
Consulting	**233,282**	49,756	**254,822**	278,075
Due diligence fees	**109,250**	-	**109,250**	-
Filing fees	**20,229**	3,648	**26,226**	30,372
Financing fees	**142,322**	-	**142,322**	-
Investor relations	**-**	-	**5,284**	5,775
Legal fees	**33,836**	-	**36,296**	60,370
Management fees	**(53,450)**	16,950	**50,850**	48,750
Office, printing and rent	**65,161**	81,127	**213,036**	233,961
Promotion	**17,777**	91,420	**37,115**	132,724
Property investigation	**-**	48,460	**8,000**	72,559
Shareholders' information	**5,264**	-	**5,264**	-
Stock-based compensation	**-**	-	**186,000**	-
Transfer agent's fees	**3,395**	3,029	**12,980**	12,272
Travel	**17,778**	10,714	**30,972**	64,435
	595,246	305,437	**1,123,721**	954,345
NET LOSS FOR THE PERIOD	**(590,498)**	(302,297)	**(1,107,429)**	(950,544)
DEFICIT AT BEGINNING OF PERIOD	**(7,512,959)**	(6,604,338)	**(6,996,028)**	(5,956,091)
DEFICIT AT END OF PERIOD	$ **(8,103,457)**	$ (6,906,635)	$ **(8,103,457)**	$ (6,906,635)
LOSS PER SHARE	$ **(0.01)**	(0.001)	**(0.03)**	$ (0.02)
WEIGHTED AVERAGE				
Number of shares outstanding	**58,826,000**	40,040,000	**53,709,000**	35,922,000

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
THE SIX MONTHS ENDED JULY 31, 2007
(UNAUDITED)

	Three months ended July 31, 2007	Three Months ended July 31, 2006	Nine months ended July 31, 2007	Nine months ended July 31, 2006
OPERATING ACTIVITIES				
Net loss for the period	$ (590,498)	$ (302,297)	$ (1,107,429)	$ (950,544)
Change in non-cash operating working capital				
Accounts receivable	(42,058)	74,446	21,931	(15,218)
Accounts payable	15,212	35,961	(297,300)	(66,777)
Prepaids	27,146	-	-	13,389
Stock-based compensation	-	-	186,000	-
	(659,702)	(191,890)	(1,196,803)	(1,019,150)
FINANCING ACTIVITIES				
Advance on private placement	-	(175,000)	-	45,000
Capital stock issued	4,237,835	436,767	5,074,667	2,114,821
Due to related parties	-	-	-	(2,797)
	4,237,835	261,767	5,074,667	2,157,024
INVESTING ACTIVITY				
Resource property expenditures	(114,276)	(284,293)	(927,647)	(896,042)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	3,463,857	(214,416)	2,950,217	241,832
CASH (DEFICIENCY), BEGINNING OF PERIOD	223,118	540,633	736,758	84,385
CASH, END OF PERIOD	$ 3,686,975	$ 326,217	$ 3,686,975	$ 326,217

1. NATURE OF OPERATIONS

Starfire Minerals Inc. (the "Company") was incorporated in British Columbia, Canada. The Company's is a resource exploration company which is mostly engaged in acquiring and developing mineral properties.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of these mineral properties. The amounts shown as exploration expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting standards applicable to a going concern which assumes that the Company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to continue operations or does not receive continued financial support from its shareholders. Should the Company be unsuccessful in raising additional finance for ongoing operations there would be substantial doubt about the ability of the Company to continue as a going concern. As at July 31, 2007, the Company had a working capital of $3,761,376 and has accumulated a deficit of $8,103,457 and continues to incur losses from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, the determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Source of Generally Accepted Accounting Principles

Effective July 1, 2004, the Company adopted the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles" ("GAAP"). This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not explicitly dealt with in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management's estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Asset Retirement Obligations

The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At July 31, 2007, the Company has not incurred or committed any asset retirement obligations related to its properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts. The Company intends to comply with all environmental regulations. Presently, the Company has not received any communication from regulatory authorities.

Impairment of Long-lived Assets

The Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Flow-through Shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Net proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences if such expenditures meet the definition of a qualified expenditure pursuant to the Income Tax Act (Canada) and are renounced to the investor. On the date that the Company renounces flow-through expenditures to the holder of the flow-through common share and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations as long as the taxable temporary difference is expected to reverse.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the fair value method to all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Future Income Tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

3. MINERAL PROPERTIES

	Nine months ended July 31, 2007	Year ended October 31, 2006
Acquisition and staking costs	$ 420,600	$ 512,488
Deferred exploration expenditures	507,047	1,130,701
Total cost incurred during the year	927,647	1,643,189
Mineral properties written off / written down	-	-
Balance, beginning of year	2,382,829	739,640
Balance, end of year	$ 3,310,476	$ 2,382,829

3. MINERAL PROPERTIES (continued)

Allocated to resources properties as follows

	July 31, 2007	Year ended October 31, 2006
Lordeau Property, Quebec	$ 2,724	-
Otish Mountain Property	50,000	-
Capri uranium property, Quebec	840,360	$ 804,136
Porphyry Pearl Property, BC	846,081	590,111
Langmuir South, Ontario	577,551	370,438
Cross Structure property, Quebec	345,899	268,912
Montreal River, Ontario	249,757	96,216
Montreal North / Suganaqueb, Ontario	101,443	83,391
Shaw Township property, Ontario	110,680	81,680
Stobie Townships, Ontario	174,777	76,741
Carman Township, Ontario	9,802	9,802
Black Township, Ontario	1,401	1,401
Eldorado Township, Ontario	1	1
	$ 3,310,476	$ 2,382,829

a) Black Township, Ontario:

During the year ended October 31, 1998, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Black Township, Ontario. To earn this interest, the Company paid $100,000. The Company acquired the remaining 50%. During the year ended October 31, 2003, the Company wrote down the property to $50,000 with a further $25,000 write down during the year ended October 31, 2004 and during the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended October 31, 2006, the Company staked further claims in the area.

b) Carman Township, Ontario:

During the year ended October 31, 1999, the Company entered into an option agreement to acquire a 50% interest in mineral claims in the Carman Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company paid $100,000. During the year ended October 31, 2000, the Company entered into an option agreement to acquire the additional 50% interest in these mineral claims for $75,000, subject to 3% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000 at any time prior to production. During the year ended October 31, 2005, the Company wrote down the property to $1 and during the year ended October 31, 2006, the Company reviewed the project for potential exploration work.

c) Eldorado Township, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire a 100% interest in a mineral claim in the Eldorado Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company issued 75,000 shares, at a deemed value of $7,500 plus cash, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1

3. MINERAL PROPERTIES (continued)

d) Langmuir South, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire 4 claims in the Timmins Division, Ontario. To earn this interest, the Company issued 160,000 shares, at a deemed value of $16,000 and paid $5,000, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1. During the year-ended October 31, 2006, the Company conducted an exploration program, and also during the first six months of this fiscal period.

e) Capri Uranium Property, Quebec:

On May 12, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 25 claims called the Capri Property located in western Quebec. To earn this interest, the Company is to make cash payments totaling $250,000, issue a total of 2,100,000 shares and incur $2,000,000 exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
On Agreement execution date		$25,000 (1)	
Within 10 days of TSX approval	600,000(1)		
On or before May 31, 2005		$10,000 (1)	
On or before June 30, 2005		$10,000 (1)	
On or before July 30, 2005		$10,000 (1)	
On or before September 15, 2005		$20,000 (1)	
On or before November 30, 2005	600,000(1)	-	
On or before January 31, 2006		$25,000(1)	
First anniversary of the Agreement			$125,000(1)
On or before May 12, 2007	400,000(2)	$100,000(2)	$600,000 (3)
On or before November 30, 2007	500,000	$50,000	
Third anniversary of the Agreement			$1,275,000 (3)
Total	2,100,000	$250,000	$2,000,000 (3)

(1) Shares have been delivered, payments made and exploration expenditures made.
(2) Modified as per March 11, 2006 agreement
(3) Modified as per March 11, 2006 agreement whereby no further property expenditures required other than presently incurred. Additional further expenditures is to be developed by May 12, 2007

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

3. MINERAL PROPERTIES (continued)

f) Cross Structure Property, Quebec:

On March 4, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 37 claims called the Cross Structure Property located in east-central Quebec. To earn this interest, the Company is to make cash payments totaling $90,000, issue a total of 700,000 shares and incur $700,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)		
On or before June 15, 2005		$15,000 (1)	
On or before March 1, 2006	200,000(1)	$25,000(1)	
Second anniversary of the Agreement			$100,000
On or before March 1, 2007	200,000(1)	$25,000(1)	
Third anniversary of the Agreement			$250,000
On or before March 1, 2008	200,000	$25,000	
Fourth anniversary of the Agreement			$350,000
Total	700,000	$90,000	$700,000

(1) Shares have been delivered and payments made

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

g) Stobie Lake uranium prospect, Ontario:

On February 25, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 32 claims located in the Stobie Lake uranium prospect in Grigg and Stobie Townships, situated northeast of Sudbury, Ontario. The Property is subject to 1% NSR which can be purchased for a purchase price of $1,000,000. To earn this interest, the Company issued total of 400,000 shares as follows:

Option Exercise Schedule	Issue Shares	
Within 5 days of TSX approval	200,000	(1)
First anniversary of the Agreement	100,000	(1)
Second anniversary of the Agreement	100,000	(2)
Total	400,000	

(1) Shares have been delivered
(2) Second anniversary shares issued as part of acceleration agreement

3. MINERAL PROPERTIES (continued)

h) Porphyry Pearl Property, BC:

On February 21, 2006, the Company entered into a Mining Option Agreement ("Agreement") to acquire a 100% interest in 10 mineral claims located in the Omineca Mining Division, BC called the Porphyry Pearl Claims ("Pearl Claims). Under the terms of the Agreement, the Company would acquire a 100% undivided interest in the Pearl Claims in consideration of cash payment of $530,000, issue 3,600,000 shares and incur $4,750,000 of exploration expenditure as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditure	3rd Party Payments
On Agreement execution date		$15,000 (1)		$2,500 (1)
Within 10 days of TSX approval	400,000(1)			
On or before August 15, 2006				
On or before August 24, 2006				$2,500 (1)
On or before January 12, 2007	800,000(1)			
First anniversary of the Agreement			$400,000	$2,500 (1)
On or before August 24, 2007				$2,500
On or before October 15, 2007		$50,000		
On or before January 12, 2008	800,000			
Second anniversary of the Agreement		$65,000(2)	$750,000	$2,500
On or before October 15, 2008		$150,000		
On or before January 12, 2009	800,000			
Third anniversary of the Agreement			$1,000,000	
On or before October 15, 2009		$250,000		
On or before January 12, 2010	800,000			
Fourth anniversary of the Agreement			$1,100,000	
Fifth anniversary of the Agreement			$1,500,000	
Total	**3,600,000**	**$530,000**	**$4,750,000**	**$12,500**

(1) Shares have been delivered, payments made
(2) Amended from August 15, 2006 to second anniversary (February 21, 2008)
(3) Issued subsequent to year ended October 31, 2006

The Property is subject to 3% net smelters royalty of which 1.5% can be purchased within 30 days of the Property being placed into commercial production for the sum of $3,000,000. Two claims units comprising part of the Pearl Claims are subject to cash payments to a third party. The Company would make a $12,500 payment to the third party for fulfillment of the cash payment requirement. The two claims are also subject to 2% net smelter royalty which can be purchased up to a 50% aggregate for a sum of $3,000,000. During the first quarter the company issued 800,000 shares at $0.24 per share.

i) Montreal River, Ontario:

On March 30, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 14 claims located in the Peever, Smilsky and Slater Townships of Ontario. Also it was agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company. To earn this interest, the Company made cash payment totaling $10,000, issue a total of 700,000 shares, and incur $500,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$10,000 (1)	
On or before March 30, 2007 (1st Anniversary)	250,000(1)		$50,000
On or before March 30, 2008 (2nd anniversary)	250,000		$225,000
On or before March 30, 2009 (3rd anniversary)			$225,000
Total	700,000	$10,000	$500,000

(1) Shares have been delivered and payment made.

The Property is subject to 2% NSR which 1% can be purchased for $1,000,000.

3. MINERAL PROPERTIES (continued)

j) Montreal North / Suganaqueb, Ontario:

On August 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 16 claims located in the Suganaqueb Township of Ontario. To earn this interest, the Company made cash payment totaling $25,600, is to issue a total of 600,000 shares and incur $285,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$25,600 (2)	
On or before August 22, 2007 (1st Anniversary)	200,000		$35,000
On or before August 22, 2008 (2nd anniversary)	200,000		$100,000
On or before August 22, 2009 (3rd anniversary)			$150,000
Total	600,000	$25,600	$285,000

(1) Shares have been delivered
(2) Payment made for staking of 16 claims at $100 per claim

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1% can be purchased for a purchase price of $1,000,000.

k) Shaw Township, Ontario:

On March 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 2 claims located in the Shaw Township of Ontario. To earn this interest, the Company is to issue a total of 200,000 shares, made a cash payment of $10,000 and is to incur $25,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)	$10,000 (1)	
On or before May 30, 2006			$25,000 (2)
On or before March 22, 2007 (1st Anniversary)	100,000(1)		
Total	200,000	$10,000	$25,000

(1) Shares have been delivered and payment made
(2) Extension extended to September 29, 2006 and exploration expenditures incurred.

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1.5% can be purchased for a purchase price of $1,500,000.

l) Otish Mountain Property

The Otish Mountain Property is located in the north-central part of Quebec, in the Otish mountains area, approximately 750 kilometers north of Montreal. The area of the property consists of 2 contiguous mineral claims.

3. MINERAL PROPERTIES (continued)

On February 19, 2007, the owner granted to Starfire the sole and exclusive right and option (the "Option") to acquire from the Owner a 100% undivided legal, beneficial and registerable interest in and to the Property (subject to the NSR Royalty reserved to the Owner).

In order to exercise the option and to earn its interest in the Property, Starfire shall issue and deliver to the Owner a total of 600,000 shares of Starfire Minerals Inc. as follows:

150,000 shares within 10 business days of receipt of Exchange approval of the agreement (issued)
An additional 150,000 shares on the first anniversary of the execution date; and
An additional 150,000 shares on the second anniversary of the execution date
An additional 150,000 shares on the third anniversary of the execution date

Make cash payments to the owner of a total of $92,000 as follows:

Seventeen thousand dollars ($17,000) cash payment within 10 business days of Receipt of exchange approval of agreement
Twenty thousand ($20,000) on or before the 1st anniversary date.
Twenty-five thousand ($25,000) on or before the 2nd anniversary date.
Thirty thousand ($30,000) on or before the 3rd anniversary date.

Incur $150,000 in exploration expenditures as follows:

(i) fifty thousand dollars ($50,000) on or before the first anniversary of the execution date.

(ii) An additional fifty thousand ($50,000) on or before the second anniversary of the execution date.

(iii) An additional fifty thousand ($50,000) on or before the third anniversary of the execution date.

The purchase and sale of the Property is subject to a 2% smelter return royalty (NSR ROYALTY) in favor of the owner.

m) Lordeau Property

Starfire is maintaining 18 Claims is has acquired through a staking program in the Opinaca area of Northern Quebec. The property is a uranium prospect and is in the early stages of exploration.

Previous work on the property consisted of 84 shallow holes totaling 1,611 meters. This work was prior to implementation of National policy 43-101 and as such cannot be relied on.

Evaluation of the property is to be undertaken to establish the best course of action to take for future exploratory work on the property.

4. SHARE CAPITAL

(a) Authorized – unlimited common shares without par value

(b) Issued and outstanding:

	Note	Number		Amount
Balance, October 31, 2005		31,017,953		6,544,482
Finders fees		242,367		-
Private placement at $0.20		2,000,000		400,000
Finders fees		70,000		-
Private placement at $0.25		964,230		241,057
Finders fees		79,500		-
Private placement at $0.35		540,100		189,035
Private placement at $0.35		501,721		175,602
Finders fees		62,010		-
Private placement at $0.25		488,480		122,120
Finders fees		3,848		-
Private placement at $0.35		611,156		213,904
Private placement at $0.35		172,858		60,500
Finders fees		28,829		-
Private placement at $0.28		5,357.138		1,500,000
Finders fees		267,855		(124,500)
Private placement at $0.25		180,000		45,000
Exercise of stock options at $0.11 per share		476,000		52,360
Exercise of stock options at $0.13 per share		595,345		77,395
Exercise of stock options at $0.18 per share		63,045		11,348
Exercise of warrants at $0.12		100,000		12,000
Exercise of warrants at $0.15		1,065,000		159,750
Shares for debt at $0.35		50,000		17,500
Acquisition of mineral property – Capri		600,000		84,000
Acquisition of mineral property - Cross structure		200,000		27,000
Acquisition of mineral property - Griggs/Stobie		200,000		28,000
Acquisition of mineral property - Pearl		400,000		96,000
Acquisition of mineral property - Shaw		100,000		34,000
Acquisition of mineral property - Montreal River		200,000		62,000
Acquisition of mineral property – Montreal North		200,000		52,000
Recovery of future income tax asset				(656,600)
Balance, October 31, 2006		46,837,435	$	9,423,953
Exercise of stock options at $0.13 per share		200,000		26,000
Exercise of warrants at $0.15 per share		2,195,006		329,251
Issued for Pearl Property		800,000		192,000
Exercise of warrants at $0.20 per share		278,570		55,714
Exercise of warrants at $0.25 per share		35,000		8,750
Balance, January 31, 2007		50,346,011	$	10,035,663
Exercise of options @ $0.13 per share		215,000		27,950
Issued for Cross Structure Property @ $0.135		200,000		27,000
Issued for Otish Mountain Property @ $0.22		150,000		33,000
Issued for Shaw Property @ $0.29		100,000		29,000
Exercise of Warrants @ $0.20		153,334		30,667
Issued for Montreal River North Property @ $0.31		250,000		77,500
Balance, April 30, 2007		51,414,345		10,260,785

4. SHARE CAPITAL (continued)

(b) Issued and outstanding: (continued)

Issued for Warrants @ $0.20	4,345,664	869,133
Issued for Warrants @ $0.25	40,000	10,000
Non-flow through Private placement @ $0.30	3,561,634	1,068,490
Non-flow through Private placement @ $0.30	2,340,911	702,273
Flow through Private placement @ $0.35	1,428,570	500,000
Flow through Private placement @ $0.35	3,108,141	1,087,849
Balance, July 31 2007	66,239,265	14,498,620

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at $0.20 per unit for total proceeds of $400,000. Of the total, 975,000 units consisted of one flow-through common share and one non-flow through share purchase warrant, and the remaining 1,025,000 units consisted of one non-flow-through common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share at $0.25 for a two-year period (expiring December 9, 2007). In connection with this private placement, the Company issued 70,000 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 964,230 units at $0.25 per unit for total proceeds of $241,057. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two-year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 79,500 shares of the Company as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 1,041,821 units at $0.35 for total proceeds of $364,637. Of the total, 501,721 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 540,100 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 62,010 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 488,480 units at $0.25 per unit for total proceeds of $122,120. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 3,848 shares of the Company as finders' fees.

4. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 784,014 units at $0.35 for total proceeds of $274,405. Of the total, 172,858 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 611,156 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two-year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 28,829 shares of the Company as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 5,357138 units at $0.28 per unit for total proceeds of $1,500,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for a two-year period (expiring August 21, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled. In connection with this private placement, the Company issued 267,855 shares of the Company, paid $124,500 and granted 535,714 warrants as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 180,000 units at $0.25 per unit for total proceeds of $45,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

(c) Stock options outstanding

Under the Company stock option plan ("Plan"), incentive stock options to purchase shares from the Company are granted by the Company's board of directors to directors, officers, employees and consultants of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The maximum number of common shares issuable for all purposes under the Plan cannot exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's Board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date or the minimum price as per Exchange. Vesting of options is made at the time of granting of the options and is subject to a vesting schedule. Vesting of options is at the discretion of the Company's Board of directors. Outstanding options at July 31, 2007 were as follows:

4. SHARE CAPITAL (continued)

(c) Stock options outstanding (continued)

Expiry	Price ($)	Outstanding Oct. 31,2006	Granted	Exercised	Cancelled/ Expired	Outstanding July 31,2007
December 17, 2006 (1)	0.13	235,000	-	(50,000)	(185,000)	-
February 23, 2007 (2)	0.13	365,000	-	(365,000)	-	-
July 5, 2010	0.23	85,000	-	-	(85,000)	-
November 15, 2007 (3)	0.18	1,281,955	-	-	(281,955)	1,000,000
January 18, 2010	0.18	150,000	-	-	(150,000)	-
May 4, 2010 (4)	0.30	1,395,000	-	-	(500,000)	895,000
October 2, 2008	0.25	200,000	-	-	-	200,000
November 23, 2011	0.25	-	1,350,000	-	-	1,350,000
March 13, 2012	0.25		100,000			100,000
		3,711,955	1,450,000	(415,000)	(1,201,955)	3,545,000

(d) Flow-through shares:

(1) During the year ended October 31, 2005, the Company issued flow-through common shares for total proceeds of $666,250. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $666,250 which resulted in a future tax recovery of $237,000 and a charge against share capital.

(2) During the year ended October 31, 2006, the Company issued flow-through common shares for total proceeds of $1,016,117. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,016,117 which resulted in future tax recovery of $656,600 and a charge against share capital.

(e) Share purchase warrants:

Outstanding share purchase warrants at July 31, 2007 were as follows:

Expiry	Price ($)	Outstanding October 31, 2006	Cancelled/ Expired / Granted	Exercised	Outstanding July 31, 2007
November 30, 2006	0.15	1,835,000	(170,000)	(1,665,000)	-
May 4, 2007	0.15	685,000	(255,000)	(430,000)	-
May 31, 2007	0.20	1,125,000	-	(1,125,000)	-
June 3, 2007	0.20	112,500	-	(112,500)	-
July 22, 2007	0.20	1,560,714	(175,000)	(1,385,714)	-
August 2, 2007	0.20	4,105,522	-	(2,307,687)	1,797,835
December 29, 2007	0.25	2,070,000	-	(75,000)	1,995,000
April 5, 2008	0.35	964,230	-	-	964,230
April 5, 2008	0.50	1,041,821	-	-	1,041,821
June 15, 2008	0.35	488,480	-	-	488,480
June 15, 2008	0.20	784,014	-	-	784,014
August 21, 2008	0.20	5,357,138	-	-	5,357,138
August 21, 2008	0.20	535,714	-	-	535,714
October 30, 2007	0.20	180,000	-	-	180,000
		20,845,133	(600,000)	(7,100,901)	13,144,232

4. SHARE CAPITAL (continued)

(f) Stock-based compensation:

During the year ended October 31, 2006, the Company granted a total of 3,090,000 options. The Company recognized the associated stock-based compensation expense of $398,381 for fiscal 2006 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 377% and a life of 2 years.

During the year ended October 31, 2005, the Company granted a total of 2,650,000 options. The Company recognized the associated stock-based compensation expense of $84,554 for fiscal 2005 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 322% with a life of 2 years.

During the six months ended April 30, 2007, the Company granted options for 1,450,000 shares and has calculated the stock–based compensation at $186,000.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

5. INCOME TAXES

As at October 31, 2006, the Company has non-capital losses carry forward for income tax purposes of approximately $2,300,000 which may be deducted against future years' taxable income at various rates per year. In addition, the Company has development and exploration expenses of approximately $3,000,000, which under certain circumstances may be utilised to reduce taxable income in future years. The potential tax benefits of these amounts have not been reflected in the consolidated financial statements.

6. RELATED PARTY TRANSACTIONS

Amounts due to related parties are due to directors and major shareholders. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company had the following transactions with parties related to the Company:

	July 31, 2007	Year ended October 31, 2006
Mineral properties	$ -	$ 120,243
Property investigation costs	8,000	-
Consulting fees	169,136	429,800
Office and miscellaneous	97,660	57,156
Professional fees (Management)	50,850	59,500
Rent	68,400	95,850
	$ 394,046	$ 762,549

Other payments are made as reimbursement to officers or directors in the normal course of business.

7. FINANCIAL INSTRUMENTS

Fair values of financial instruments:

At April 30, 2007, the Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is the management's opinion that the fair value of these financial instruments approximates their carrying values due to their short term to maturity. It is not practicable to determine the fair value of the amounts payable to related parties due to the related party nature and the absence of a secondary market for such instruments.

Foreign currency risk:

The Company does not conduct its business in US dollars and therefore is not affected by variations in the exchange rate. The Company does not have foreign currency hedges in place and does not actively manage this risk.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

September 14, 2007

NEWS RELEASE

STARFIRE DRILLING ON ONTARIO AND BRITISH COLUMBIA PROJECTS

Vancouver, September 14, 2007 – Starfire Minerals Inc. is pleased to provide an update on activities at its 100% owned Langmuir South nickel project near Timmins, Ontario (see previous release of August 1, 2007) and Porphyry Pearl copper-gold project in the Toodogonne mining district of Northern British Columbia (see previous release of July 21, 2007).

At Langmuir South, the magnetic and electromagnetic surveys have been completed and six conductors as well as two magnetic anomalies have been selected for drilling. The first pass diamond drill program is budgeted at eight holes totaling 1,000 meters, with a 1,500-meter follow-up program contingent on the first pass results. The drill was mobilized to the property on September 13th and drilling is scheduled to commence today.

At Porphyry Pearl, diamond drilling is in progress on an initial 3,000 meter program to test induced polarization anomalies that were defined in 2006.

Results of both programs will be released as they become available.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo., who is the author.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

I. J. BOGA
CHARTERED ACCOUNTANT

334 - 470 GRANVILLE STREET
VANCOUVER, B.C. V6C 1V6
Telephone: (604) 688-2615
Fax: (604) 688-2615
Email: boga@shawbiz.ca

August 11, 2007

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

TSX Venture Exchange
Suite 2700, PO Box 11633
650 West Georgia Street
Vancouver, BC V6B 4N9

Dear Sirs / Mesdames:

Re: STARFIRE MINERALS INC. (the "Company")
Change of Auditor Notice

I have reviewed the Notice of Change of Auditors of the Company dated July 31, 2007.

In accordance with National Instrument 51-102 and based on my knowledge as at the date hereof, I hereby confirm my agreement with each of the statement contained in the Notice.

Yours truly,

I.J. Boga, Chartererd Accountant

"I. J. Boga, C.A."
I. J. Boga, CA

August 14, 2007

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

TSX Venture Exchange
Suite 2700, PO Box 11633
650 West Georgia Street
Vancouver, BC,
V6B 4N9

Dear Sirs/Mesdames:

Re: Starfire Minerals Inc. (the "Company")
<u>Notice Pursuant to National Instrument 51-102 - Change of Auditor</u>

As required by the National Instrument 51-102 *Continuous Disclosure Requirement*, we have reviewed the information contained in the Company's Change of Auditor Notice and agree with the information contained therein.

Yours very truly,

"DMCL"

Dale Matheson Carr-Hilton Labonte LLP
Chartered Accountants

NOTICE OF CHANGE OF AUDITOR
OF
STARFIRE MINERALS INC.
(the "Company")

1. Notice is hereby given that I.J. Boga, Chartered Accountants, have resigned as auditors of the Company effective July 31, 2007.

2. Dale Matheson Carr-Hilton Labonte, Chartered Accountants, will be appointed as auditors for the Company effective July 31, 2007.

3. There were no reservations in the auditor's reports on the Company's financial statements for the Company's two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

4. The resignation and the recommendation to appoint the successor auditors was considered or approved by the board of directors.

5. In the opinion of the Company, there were no reportable events.

Dated at Vancouver, British Columbia this 31st day of July, 2007.

STARFIRE MINERALS INC.
Per:

"*Dan Mosher*"
DAN MOSHER
President, CEO & Director

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

August 21, 2007

Item 3. News Release

A News Release dated and issued August 21, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

August 21, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

August 21, 2007

NEWS RELEASE

STARFIRE MINERALS ANNOUNCES 1,600,000 OPTIONS AT $0.20

The Company (TSXV:SFR) wishes to announce that it has granted options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 1,600,000 shares of the Company at a price of $0.20 per share for a period of five years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

August 21, 2007

NEWS RELEASE

STARFIRE MINERALS ANNOUNCES 1,600,000 OPTIONS AT $0.20

The Company (TSXV:SFR) wishes to announce that it has granted options to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 1,600,000 shares of the Company at a price of $0.20 per share for a period of five years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

August 1, 2007

Item 3. News Release

A News Release dated and issued August 1, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

August 1, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

August 01, 2007

NEWS RELEASE

STARFIRE CONTINUES PROGRAM ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, August 2, 2007 – Starfire Minerals Inc. is pleased to announce that field work has resumed on the Company's 100% owned Langmuir South Nickel Project near Timmins, Ontario. A line cutting crew mobilized to the property on July 30th and completion of the grid is expected by August 6th. Magnetic and electromagnetic surveys are to follow immediately after completion of the grid, and following interpretation of the geophysics, drilling is now forecast to resume in the second half of August.

Following an on-site technical review in late June, management revised the planned program to ensure that exploration of the entire property is optimized. To that end, it was decided to complete geophysical coverage of the entire property prior to the resumption of diamond drilling. This will ensure that the focus of the program is directed to the best targets first. The previously-reported intersections warrant step-out drilling and this will be completed as part of a larger program.

The previously-reported intersections consist of:

- 4.48% nickel over a core length of 5.55 meters from a depth of 424.35 meters at the base of a komatiite flow in Hole EL-06-03; and
- 3.51% nickel over a core length of 1.5 meters from a depth of 202.0 meters at the base of a komatiite flow in Hole EL-07-06.

The Company is fortunate in that it has access to a dedicated diamond drill and crew at its exclusive disposal.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

July 30, 2007

Item 3.News Release

A News Release dated and issued July 30, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

July 30, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 30, 2007

NEWS RELEASE

Starfire Announces Porphyry Pearl Project Schedule

Starfire Minerals Inc. is pleased to announce the revised schedule for this season's program at the Company's 6,000-hectare Porphyry Pearl copper-gold project in Northern British Columbia. The property is located in the Toodoggone mining district, some 300 kilometers north of Smithers and approximately 60 kilometers northwest of the Kemess Mine. The 2007 program has been delayed by a month due to the sudden inability of the drill contractor to provide drill crews.

The drill program is designed to implement the recommendations of Dr. Nick Carter's Technical Report (news release, June 4, 2007) which recommends testing an anomalous zone of strong chargeability response that is some three kilometers in length and up to a kilometer in width. Computer modeling of the anomaly clearly indicates that the historic diamond drilling, although intersecting anomalous gold and copper values, was either too shallow or located off the flanks of the anomaly that resulted from the survey done in 2006.

The revised schedule provides for camp mobilization on August 5th, with fieldwork to begin on August 11th. Drill mobilization is scheduled for August 14th with drilling to commence on August 15th. The drill program consists of two phases of 3,000 meters each (the second phase being contingent on the success of the first). In the event that both phases are undertaken, the program should be completed in mid to late October.

The qualifying person who reviewed this News Release is Philip J. Rush, P.Geo. a Director of Starfire Minerals Inc.

For further details on the Porphyry Pearl property, including past exploration work, please refer to our News Releases of January 17, 2006, March 20, 2006, January 10, 2007, June 4, 2007 and June 25th 2007 available on our website at www.starfireminerals.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

July 26, 2007

Item 3.News Release

A News Release dated and issued July 26, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

July 26, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 26, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

News Release

Starfire Minerals Inc. Closes Private Placement

July 26, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce that it has closed its previously announced non-brokered private placement and issued a total of 3,561,634 units @ $0.30/unit for gross proceeds of $1,068,490.20. Each unit consists of one common share and one-half of one two year warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year or $1.05/share in the second year for 20 consecutive trading days.

In connection with this closing, the Company has paid a finder's fee comprised of 7% cash and 249,314 compensation options. Each compensation option entitles the holder to acquire one common share exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year or $1.05/share in the second year for 20 consecutive trading days.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring November 26, 2007.

THE SECURITIES ISSUED WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

July 23, 2007

Item 3. News Release

A News Release dated and issued July 23, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

July 23, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C. V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 23, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

News Release
Starfire Minerals Inc. Announced $1,068,490 Private Placement

July 23, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce a non-brokered private placement of up to $1,068,490 through the sale of up to 3,561,634 units @ $0.30/unit. Each unit will consist of one common share and one-half of one two year warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

A finder's fee of a combination of cash, shares and/or warrants will be paid to eligible finders in relation to these financings, all in accordance with regulatory policies.

The proceeds received will be used for general working capital.

The above transaction is subject to the approval of the TSX Venture Exchange.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

August 01, 2007

NEWS RELEASE

STARFIRE CONTINUES PROGRAM ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, August 2, 2007 – Starfire Minerals Inc. is pleased to announce that field work has resumed on the Company's 100% owned Langmuir South Nickel Project near Timmins, Ontario. A line cutting crew mobilized to the property on July 30th and completion of the grid is expected by August 6th. Magnetic and electromagnetic surveys are to follow immediately after completion of the grid, and following interpretation of the geophysics, drilling is now forecast to resume in the second half of August.

Following an on-site technical review in late June, management revised the planned program to ensure that exploration of the entire property is optimized. To that end, it was decided to complete geophysical coverage of the entire property prior to the resumption of diamond drilling. This will ensure that the focus of the program is directed to the best targets first. The previously-reported intersections warrant step-out drilling and this will be completed as part of a larger program.

The previously-reported intersections consist of:

- 4.48% nickel over a core length of 5.55 meters from a depth of 424.35 meters at the base of a komatiite flow in Hole EL-06-03; and
- 3.51% nickel over a core length of 1.5 meters from a depth of 202.0 meters at the base of a komatiite flow in Hole EL-07-06.

The Company is fortunate in that it has access to a dedicated diamond drill and crew at its exclusive disposal.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 30, 2007

NEWS RELEASE

Starfire Announces Porphyry Pearl Project Schedule

Starfire Minerals Inc. is pleased to announce the revised schedule for this season's program at the Company's 6,000-hectare Porphyry Pearl copper-gold project in Northern British Columbia. The property is located in the Toodoggone mining district, some 300 kilometers north of Smithers and approximately 60 kilometers northwest of the Kemess Mine. The 2007 program has been delayed by a month due to the sudden inability of the drill contractor to provide drill crews.

The drill program is designed to implement the recommendations of Dr. Nick Carter's Technical Report (news release, June 4, 2007) which recommends testing an anomalous zone of strong chargeability response that is some three kilometers in length and up to a kilometer in width. Computer modeling of the anomaly clearly indicates that the historic diamond drilling, although intersecting anomalous gold and copper values, was either too shallow or located off the flanks of the anomaly that resulted from the survey done in 2006.

The revised schedule provides for camp mobilization on August 5th, with fieldwork to begin on August 11th. Drill mobilization is scheduled for August 14th with drilling to commence on August 15th. The drill program consists of two phases of 3,000 meters each (the second phase being contingent on the success of the first). In the event that both phases are undertaken, the program should be completed in mid to late October.

The qualifying person who reviewed this News Release is Philip J. Rush, P.Geo. a Director of Starfire Minerals Inc.

For further details on the Porphyry Pearl property, including past exploration work, please refer to our News Releases of January 17, 2006, March 20, 2006, January 10, 2007, June 4, 2007 and June 25th 2007 available on our website at www.starfireminerals.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 26, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

News Release

Starfire Minerals Inc. Closes Private Placement

July 26, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce that it has closed its previously announced non-brokered private placement and issued a total of 3,561,634 units @ $0.30/unit for gross proceeds of $1,068,490.20. Each unit consists of one common share and one-half of one two year warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year or $1.05/share in the second year for 20 consecutive trading days.

In connection with this closing, the Company has paid a finder's fee comprised of 7% cash and 249,314 compensation options. Each compensation option entitles the holder to acquire one common share exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year or $1.05/share in the second year for 20 consecutive trading days.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring November 26, 2007.

THE SECURITIES ISSUED WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF

THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C. V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 23, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

News Release

Starfire Minerals Inc. Announced $1,068,490 Private Placement

July 23, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce a non-brokered private placement of up to $1,068,490 through the sale of up to 3,561,634 units @ $0.30/unit. Each unit will consist of one common share and one-half of one two year warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

A finder's fee of a combination of cash, shares and/or warrants will be paid to eligible finders in relation to these financings, all in accordance with regulatory policies.

The proceeds received will be used for general working capital.

The above transaction is subject to the approval of the TSX Venture Exchange.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

July 13,, 2007

Item 3. News Release

A News Release dated and issued July 13, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

July 13, 2007

SIGNED: "Dan Mosher"

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 13, 2007

STARFIRE INCREASES PRIVATE PLACEMENTS AND CLOSES FIRST TRANCHE

July 13, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce that further to its news release of June 19, 2007, the Company has increased its private placement by 600,334 non-flow-through units which will result in the Company receiving a total of $2,247,450 in private placement proceeds.

The Company has also now closed the first tranche of its private placement and has issued a total of 2,928,570 initial flow-through units @$0.35/unit and 121,000 second flow-through units @$0.35/unit for gross proceeds of $1,067,350.

Of the 2,928,570 initial flow-through units issued, 1,428,570 ($500,000) were issued to the Mineralfields Group and 1,500,000 ($525,000) were issued to Cordilleran 2007 Resources Limited Partnership. Each initial flow-through unit consists of one flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each second flow-through unit consists of one flow-through common share and one-half of one non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share for one year.

In connection with this closing, the Company has issued an aggregate of 58,571 shares and 292,857 share purchase warrants as finder's fees. Each warrant entitles the holder to acquire one common share and one-half of one two year common share purchase warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's

shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring November 12, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 18, 2007

STARFIRE CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

July 18, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce that it has now completed the second tranche closing of its private placement. Of the total gross proceeds of $2,247,449.50 raised under this financing, $1,067,350 was raised under the first tranche closing (refer to news release of July 13, 2007) and $1,180,099.50 was raised under the second tranche closing. Accordingly, pursuant to the second tranche closing, the Company has issued a total of 2,267,000 units @$0.30/unit and 1,428,570 flow-through units @$0.35/unit.

Each unit consists of one common share and one-half of one two year warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each flow-through unit consists of one flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

In connection with the second tranche closing, the Company has issued an aggregate of 73,911 shares and 369,557 share purchase warrants as finder's fees. Each warrant entitles the holder to acquire one common share and one-half of one two year common share purchase warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

All securities issued pursuant to the second tranche closing of the private placement are subject to a Canadian hold period expiring November 17, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

July 13, 2007

STARFIRE INCREASES PRIVATE PLACEMENTS AND CLOSES FIRST TRANCHE

July 13, 2007, Vancouver, BC – Starfire Minerals Inc. (TSXV: SFR) is pleased to announce that further to its news release of June 19, 2007, the Company has increased its private placement by 600,334 non-flow-through units which will result in the Company receiving a total of $2,247,450 in private placement proceeds.

The Company has also now closed the first tranche of its private placement and has issued a total of 2,928,570 initial flow-through units @$0.35/unit and 121,000 second flow-through units @$0.35/unit for gross proceeds of $1,067,350.

Of the 2,928,570 initial flow-through units issued, 1,428,570 ($500,000) were issued to the Mineralfields Group and 1,500,000 ($525,000) were issued to Cordilleran 2007 Resources Limited Partnership. Each initial flow-through unit consists of one flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each second flow-through unit consists of one flow-through common share and one-half of one non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share for one year.

In connection with this closing, the Company has issued an aggregate of 58,571 shares and 292,857 share purchase warrants as finder's fees. Each warrant entitles the holder to acquire one common share and one-half of one two year common share purchase warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's

shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring November 12, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

June 25, 2007

Item 3.News Release

A News Release dated and issued June 25, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

June 25, 2007

SIGNED: "Dan Mosher"

Dan Mosher

STARFIRE MINERALS INC.

Starfire Minerals Inc.
520-355 Burrard Street
Vancouver, BC
V6C 2G8
Telephone: 604.687.6716
Facsimile: 604.687.6714

Trading Symbol: SFR: TSX-Venture

Starfire announces diamond drill program on the Porphyry Pearl Property

June 25, 2007

Starfire Minerals Inc. and **Starfire Precious Metals Inc.**, a division of Starfire Minerals Inc., are pleased to announce a diamond drill program is to be conducted on the Porphyry Pearl Property which is situated in the Toodoggone mining district in northern BC. The company's field operator, Arnex Resources Ltd has signed an agreement with Black Hawk Drilling Ltd, based in Smithers BC, to conduct a minimum of 3,000 metres, and up to a maximum of 6,000 metres of NQ core drilling on the property during the 2007 field season. This drill program and expanded work on the project is in conjunction with the recommendations of a recent 43-101 compliant technical report by Dr. N.C. Carter, PHD, P.Eng and a detailed geophysical report of Peter E Walcott & Associates Ltd.

A camp accommodating up to 20 workers that was located on the property during the 2006 field season to support the recent geophysical surveys will be re-established when access and snow-pack conditions permit, probably mid July. Drilling is scheduled to commence shortly thereafter.

The Property occupies an area of 6000 hectares and is located approximately 10 kilometres north of the Toodoggone River, some 300 kilometres north of Smithers. The Property lies within a northwest trending belt of upper Triassic to lower Jurassic volcanic rocks intruded by granitic to monzonitic rocks of early Jurassic age. Porphyry copper-gold occurrences are numerous within the belt. The geologic and metallogenic setting at the Porphyry Pearl property is similar in nature to the Kwanika Creek property, currently being explored by Serengeti Resources Inc, which is located in the southern portion of the belt and also similar to the Kemess South Mine and Kemess North deposit located 55 kilometres south of the property (See link to Regional Geology and Location Map – Porphyry Pearl Property). http://files.newswire.ca/607/PPearlRegionalMap.pdf

Property holdings of **Starfire Minerals Inc.** include uranium, nickel and precious & base metal divisions with properties in Ontario, Quebec and British Columbia.

For further details of other properties and projects underway please visit the Company's website at: www.starfireminerals.ca

ON BEHALF OF THE BOARD OF DIRECTORS OF

STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

520-355 Burrard Street Vancouver, BC Canada V6C 2G8
P. 604.669.5642 F. 604.687.6714

STARFIRE MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007

(UNAUDITED)

(PREPARED BY MANAGEMENT WITHOUT

REVIEW BY THE COMPANY'S AUDITOR)

STARFIRE MINERALS INC.
CONSOLIDATED BALANCE SHEETS
APRIL 30, 2007

		April 30, 2007 (unaudited)		October 31, 2006
ASSETS				
CURRENT				
Cash	$	**223,118**	$	736,758
Receivable		**20,654**		84,643
		243,772		821,401
MINERAL PROPERTIES (Note 3)		**3,196,200**		2,382,829
	$	**3,439,972**	$	3,204,230
LIABILITIES and SHAREHOLDERS' EQUITY				
CURRENT				
Accounts payable and accrued liabilities	$	**12,457**	$	266,823
Due to related parties (Note 6)		**3,000**		18,793
		15,457		285,616
SHAREHOLDERS' EQUITY				
Share capital (Note 4)		**10,260,785**		9,423,953
Contributed surplus (Note 4)		**676,689**		490,689
Deficit		**(7,512,959)**		(6,996,028)
		3,424,515		2,918,614
	$	**3,439,972**	$	3,204,230

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

ON BEHALF OF THE BOARD:

"Basil Pantages"
Director

"Dan Mosher"
Director

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED APRIL 30, 2007
(UNAUDITED)

	Three months ended April 30, 2007	Three months ended April 30, 2006	Six months ended April 30, 2007	Six months ended April 30, 2006
REVENUE				
Interest	$ 9,508	$ 661	$ 11,544	$ 661
EXPENSES				
Stock based compensation	12,000	-	186,000	-
Accounting and audit	(5,550)	2,975	-	14,000
Bank charges and interest	337	467	4,902	719
Consulting	16,360	133,819	21,540	228,319
Filing fees	5,789	17,504	5,997	26,724
Legal fees	2,460	47,905	2,460	60,370
Management fees	44,550	19,350	104,300	31,800
Office, printing and rent	109,741	93,284	153,157	152,834
Property investigation	2,000	9,324	8,000	24,099
Shareholders' information	-	778	-	5,775
Transfer agent's fees	7,450	5,378	9,585	9,243
Travel and promotion	2,941	67,483	32,534	95,025
	198,078	398,267	528,475	648,908
NET LOSS FOR THE PERIOD	(188,570)	(397,606)	(516,931)	(648,247)
DEFICIT AT BEGINNING OF PERIOD	(7,324,389)	(6,206,732)	(6,996,028)	(5,956,091)
DEFICIT AT END OF PERIOD	$ (7,512,959)	$ (6,604,338)	$ (7,512,959)	$ (6,604,338)
LOSS PER SHARE	$ (0.01)	(0.01)	(0.01)	$ (0.02)
Weighted Average Number Of Shares Outstanding	50,880,000	36,572,000	49,532,000	35,217,000

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
THE SIX MONTHS ENDED APRIL 30, 2007
(UNAUDITED)

	Three months ended April 30, 2007	Three months ended April 30, 2006	Six months ended April 30, 2007	Six months ended April 30, 2006
OPERATING ACTIVITIES				
Net loss for the period	$ (188,570)	$ (397,606)	$ (516,931)	$ (648,247)
Change in non-cash operating working capital				
Accounts receivable	60,844	(113,974)	63,989	(89,664)
Accounts payable	(136,524)	45,740	(254,885)	(102,738)
Prepaids	-	228	-	13,389
Stock based compensation	12,000		186,000	
	(252,250)	(465,612)	(521,827)	(827,260)
FINANCING ACTIVITIES				
Advances on private placement	-	220,000	-	220,000
Capital stock issued	225,117	1,099,804	836,832	1,678,054
Due to directors	-	(15,516)	(15,793)	(2,797)
	225,117	1,304,288	821,039	1,895,257
INVESTING ACTIVITIES				
Mineral properties	(419,385)	(412,769)	(813,371)	(611,749)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(446,799)	425,907	(513,640)	456,248
CASH (DEFICIENCY), BEGINNING OF PERIOD	669,917	114,726	736,758	84,385
CASH, END OF PERIOD	$ 223,118	$ 540,633	$ 223,118	$ 540,633

1. NATURE OF OPERATIONS

Starfire Minerals Inc. (the "Company") was incorporated in British Columbia, Canada. The Company's is a resource exploration company which is mostly engaged in acquiring and developing mineral properties.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of these mineral properties. The amounts shown as exploration expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting standards applicable to a going concern which assumes that the Company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to continue operations or does not receive continued financial support from its shareholders. Should the Company be unsuccessful in raising additional finance for ongoing operations there would be substantial doubt about the ability of the Company to continue as a going concern. As at April 30, 2007, the Company had a working capital of $228,315 and has accumulated a deficit of $7,512,959 and continues to incur losses from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, the determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Source of Generally Accepted Accounting Principles

Effective July 1, 2004, the Company adopted the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles" ("GAAP"). This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not explicitly dealt with in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management's estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Asset Retirement Obligations

The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At April 30, 2007, the Company has not incurred or committed any asset retirement obligations related to its properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts. The Company intends to comply with all environmental regulations. Presently, the Company has not received any communication from regulatory authorities.

Impairment of Long-lived Assets

The Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Flow-through Shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Net proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences if such expenditures meet the definition of a qualified expenditure pursuant to the Income Tax Act (Canada) and are renounced to the investor. On the date that the Company renounces flow-through expenditures to the holder of the flow-through common share and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations as long as the taxable temporary difference is expected to reverse.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the fair value method to all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Future Income Tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

3. MINERAL PROPERTIES

	Six months ended April 30, 2007	Year ended October 31, 2006
Acquisition and staking costs	$ 400,500	$ 512,488
Deferred exploration expenditures	412,871	1,130,701
Total cost incurred during the year	813,371	1,643,189
Mineral properties written off / written down	-	-
Balance, beginning of year	2,382,829	739,640
Balance, end of year	$ 3,196,200	$ 2,382,829

3. MINERAL PROPERTIES (continued)

Allocated to resources properties as follows

	April 30, 2007	Year ended October 31, 2006
Otish Mountain Property	$ 50,000	-
Capri uranium property, Quebec	808,228	$ 804,136
Porphyry Pearl Property, BC	781,081	590,111
Langmuir South, Ontario	563,131	370,438
Cross Structure property, Quebec	345,899	268,912
Montreal River, Ontario	249,757	96,216
Montreal North / Suganaqueb, Ontario	101,443	83,391
Shaw Township property, Ontario	110,680	81,680
Stobie Townships, Ontario	174,777	76,741
Carman Township, Ontario	9,802	9,802
Black Township, Ontario	1,401	1,401
Eldorado Township, Ontario	1	1
	$ 3,196,200	$ 2,382,829

a) Black Township, Ontario:

During the year ended October 31, 1998, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Black Township, Ontario. To earn this interest, the Company paid $100,000. The Company acquired the remaining 50%. During the year ended October 31, 2003, the Company wrote down the property to $50,000 with a further $25,000 write down during the year ended October 31, 2004 and during the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended October 31, 2006, the Company staked further claims in the area.

b) Carman Township, Ontario:

During the year ended October 31, 1999, the Company entered into an option agreement to acquire a 50% interest in mineral claims in the Carman Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company paid $100,000. During the year ended October 31, 2000, the Company entered into an option agreement to acquire the additional 50% interest in these mineral claims for $75,000, subject to 3% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000 at any time prior to production. During the year ended October 31, 2005, the Company wrote down the property to $1 and during the year ended October 31, 2006, the Company reviewed the project for potential exploration work.

c) Eldorado Township, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire a 100% interest in a mineral claim in the Eldorado Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company issued 75,000 shares, at a deemed value of $7,500 plus cash, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1

3. MINERAL PROPERTIES (continued)

d) Langmuir South, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire 4 claims in the Timmins Division, Ontario. To earn this interest, the Company issued 160,000 shares, at a deemed value of $16,000 and paid $5,000, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1. During the year-ended October 31, 2006, the Company conducted an exploration program, and also during the first six months of this fiscal period.

e) Capri Uranium Property, Quebec:

On May 12, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 25 claims called the Capri Property located in western Quebec. To earn this interest, the Company is to make cash payments totaling $250,000, issue a total of 2,100,000 shares and incur $2,000,000 exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
On Agreement execution date		$25,000 (1)	
Within 10 days of TSX approval	600,000(1)		
On or before May 31, 2005		$10,000 (1)	
On or before June 30, 2005		$10,000 (1)	
On or before July 30, 2005		$10,000 (1)	
On or before September 15, 2005		$20,000 (1)	
On or before November 30, 2005	600,000(1)	-	
On or before January 31, 2006		$25,000(1)	
First anniversary of the Agreement			$125,000(1)
On or before May 12, 2007	400,000(2)	$100,000(2)	$600,000 (3)
On or before November 30, 2007	500,000	$50,000	
Third anniversary of the Agreement			$1,275,000 (3)
Total	2,100,000	$250,000	$2,000,000 (3)

(1) Shares have been delivered, payments made and exploration expenditures made.
(2) Modified as per March 11, 2006 agreement
(3) Modified as per March 11, 2006 agreement whereby no further property expenditures required other than presently incurred. Additional further expenditures is to be developed by May 12, 2007

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

3. MINERAL PROPERTIES (continued)

f) Cross Structure Property, Quebec:

On March 4, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 37 claims called the Cross Structure Property located in east-central Quebec. To earn this interest, the Company is to make cash payments totaling $90,000, issue a total of 700,000 shares and incur $700,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)		
On or before June 15, 2005		$15,000 (1)	
On or before March 1, 2006	200,000(1)	$25,000(1)	
Second anniversary of the Agreement			$100,000
On or before March 1, 2007	200,000(1)	$25,000	
Third anniversary of the Agreement			$250,000
On or before March 1, 2008	200,000	$25,000	
Fourth anniversary of the Agreement			$350,000
Total	700,000	$90,000	$700,000

(1) Shares have been delivered and payments made

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

g) Stobie Lake uranium prospect, Ontario:

On February 25, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 32 claims located in the Stobie Lake uranium prospect in Grigg and Stobie Townships, situated northeast of Sudbury, Ontario. The Property is subject to 1% NSR which can be purchased for a purchase price of $1,000,000. To earn this interest, the Company issued total of 400,000 shares as follows:

Option Exercise Schedule	Issue Shares	
Within 5 days of TSX approval	200,000	(1)
First anniversary of the Agreement	100,000	(1)
Second anniversary of the Agreement	100,000	(2)
Total	400,000	

(1) Shares have been delivered
(2) Second anniversary shares issued as part of acceleration agreement

3. MINERAL PROPERTIES (continued)

h) Porphyry Pearl Property, BC:

On February 21, 2006, the Company entered into a Mining Option Agreement ("Agreement") to acquire a 100% interest in 10 mineral claims located in the Omineca Mining Division, BC called the Porphyry Pearl Claims ("Pearl Claims). Under the terms of the Agreement, the Company would acquire a 100% undivided interest in the Pearl Claims in consideration of cash payment of $530,000, issue 3,600,000 shares and incur $4,750,000 of exploration expenditure as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditure	3rd Party Payments
On Agreement execution date		$15,000 (1)		$2,500 (1)
Within 10 days of TSX approval	400,000(1)			
On or before August 15, 2006				
On or before August 24, 2006				$2,500 (1)
On or before January 12, 2007	800,000(1)			
First anniversary of the Agreement			$400,000	$2,500 (1)
On or before August 24, 2007				$2,500
On or before October 15, 2007		$50,000		
On or before January 12, 2008	800,000			
Second anniversary of the Agreement		$65,000(2)	$750,000	$2,500
On or before October 15, 2008		$150,000		
On or before January 12, 2009	800,000			
Third anniversary of the Agreement			$1,000,000	
On or before October 15, 2009		$250,000		
On or before January 12, 2010	800,000			
Fourth anniversary of the Agreement			$1,100,000	
Fifth anniversary of the Agreement			$1,500,000	
Total	**3,600,000**	**$530,000**	**$4,750,000**	**$12,500**

(1) Shares have been delivered, payments made
(2) Amended from August 15, 2006 to second anniversary (February 21, 2008)
(3) Issued subsequent to year ended October 31, 2006

The Property is subject to 3% net smelters royalty of which 1.5% can be purchased within 30 days of the Property being placed into commercial production for the sum of $3,000,000. Two claims units comprising part of the Pearl Claims are subject to cash payments to a third party. The Company would make a $12,500 payment to the third party for fulfillment of the cash payment requirement. The two claims are also subject to 2% net smelter royalty which can be purchased up to a 50% aggregate for a sum of $3,000,000. During the first quarter the company issued 800,000 shares at $0.24 per share.

i) Montreal River, Ontario:

On March 30, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 14 claims located in the Peever, Smilsky and Slater Townships of Ontario. Also it was agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company. To earn this interest, the Company made cash payment totaling $10,000, issue a total of 700,000 shares, and incur $500,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$10,000 (1)	
On or before March 30, 2007 (1st Anniversary)	250,000(1)		$50,000
On or before March 30, 2008 (2nd anniversary)	250,000		$225,000
On or before March 30, 2009 (3rd anniversary)			$225,000
Total	700,000	$10,000	$500,000

(1) Shares have been delivered and payment made.

The Property is subject to 2% NSR which 1% can be purchased for $1,000,000.

3. MINERAL PROPERTIES (continued)

j) Montreal North / Suganaqueb, Ontario:

On August 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 16 claims located in the Suganaqueb Township of Ontario. To earn this interest, the Company made cash payment totaling $25,600, is to issue a total of 600,000 shares and incur $285,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$25,600 (2)	
On or before August 22, 2007 (1st Anniversary)	200,000		$35,000
On or before August 22, 2008 (2nd anniversary)	200,000		$100,000
On or before August 22, 2009 (3rd anniversary)			$150,000
Total	600,000	$25,600	$285,000

(1) Shares have been delivered
(2) Payment made for staking of 16 claims at $100 per claim

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1% can be purchased for a purchase price of $1,000,000.

k) Shaw Township, Ontario:

On March 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 2 claims located in the Shaw Township of Ontario. To earn this interest, the Company is to issue a total of 200,000 shares, made a cash payment of $10,000 and is to incur $25,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)	$10,000 (1)	
On or before May 30, 2006			$25,000 (2)
On or before March 22, 2007 (1st Anniversary)	100,000(1)		
Total	200,000	$10,000	$25,000

(1) Shares have been delivered and payment made
(2) Extension extended to September 29, 2006 and exploration expenditures incurred.

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1.5% can be purchased for a purchase price of $1,500,000.

l) Otish Mountain Property

The Otish Mountain Property is located in the north-central part of Quebec, in the Otish mountains area, approximately 750 kilometers north of Montreal. The area of the property consists of 2 contiguous mineral claims.

3. MINERAL PROPERTIES (continued)

On February 19, 2007, the owner granted to Starfire the sole and exclusive right and option (the "Option") to acquire from the Owner a 100% undivided legal, beneficial and registerable interest in and to the Property (subject to the NSR Royalty reserved to the Owner).

In order to exercise the option and to earn its interest in the Property, Starfire shall issue and deliver to the Owner a total of 600,000 shares of Starfire Minerals Inc. as follows:

150,000 shares within 10 business days of receipt of Exchange approval of the agreement (issued)

An additional 150,000 shares on the first anniversary of the execution date; and

An additional 150,000 shares on the second anniversary of the execution date

An additional 150,000 shares on the third anniversary of the execution date

Make cash payments to the owner of a total of $92,000 as follows:

Seventeen thousand dollars ($17,000) cash payment within 10 business days of Receipt of exchange approval of agreement

Twenty thousand ($20,000) on or before the 1st anniversary date.

Twenty-five thousand ($25,000) on or before the 2nd anniversary date.

Thirty thousand ($30,000) on or before the 3rd anniversary date.

Incur $150,000 in exploration expenditures as follows:

(i) fifty thousand dollars ($50,000) on or before the first anniversary of the execution date.

(ii) An additional fifty thousand ($50,000) on or before the second anniversary of the execution date.

(iii) An additional fifty thousand ($50,000) on or before the third anniversary of the execution date.

The purchase and sale of the Property is subject to a 2% smelter return royalty (NSR ROYALTY) in favor of the owner.

4. SHARE CAPITAL

(a) Authorized – unlimited common shares without par value

(b) Issued and outstanding:

	Note	Number		Amount
Balance, October 31, 2005		31,017,953		6,544,482
Finders fees		242,367		-
Private placement at $0.20		2,000,000		400,000
Finders fees		70,000		-
Private placement at $0.25		964,230		241,057
Finders fees		79,500		-
Private placement at $0.35		540,100		189,035
Private placement at $0.35		501,721		175,602
Finders fees		62,010		-
Private placement at $0.25		488,480		122,120
Finders fees		3,848		-
Private placement at $0.35		611,156		213,904
Private placement at $0.35		172,858		60,500
Finders fees		28,829		-
Private placement at $0.28		5,357,138		1,500,000
Finders fees		267,855		(124,500)
Private placement at $0.25		180,000		45,000
Exercise of stock options at $0.11 per share		476,000		52,360
Exercise of stock options at $0.13 per share		595,345		77,395
Exercise of stock options at $0.18 per share		63,045		11,348
Exercise of warrants at $0.12		100,000		12,000
Exercise of warrants at $0.15		1,065,000		159,750
Shares for debt at $0.35		50,000		17,500
Acquisition of mineral property – Capri		600,000		84,000
Acquisition of mineral property - Cross structure		200,000		27,000
Acquisition of mineral property - Griggs/Stobie		200,000		28,000
Acquisition of mineral property - Pearl		400,000		96,000
Acquisition of mineral property - Shaw		100,000		34,000
Acquisition of mineral property - Montreal River		200,000		62,000
Acquisition of mineral property – Montreal North		200,000		52,000
Recovery of future income tax asset				(656,600)
Balance, October 31, 2006		46,837,435	$	9,423,953
Exercise of stock options at $0.13 per share		200,000		26,000
Exercise of warrants at $0.15 per share		2,195,006		329,251
Issued for Pearl Property		800,000		192,000
Exercise of warrants at $0.20 per share		278,570		55,714
Exercise of warrants at $0.25 per share		35,000		8,750
Balance, January 31, 2007		50,346,011	$	10,035,668
Exercise of options @ $0.13 per share		215,000		27,950
Issued for Cross Structure Property @ $0.135		200,000		27,000
Issued for Otish Mountain Property @ $0.22		150,000		33,000
Issued for Shaw Property @ $0.29		100,000		29,000
Exercise of Warrants @ $0.20		153,334		30,667
Issued for Montreal River North Property @ $0.31		250,000		77,500
Balance, April 30, 2007		51,414,345		10,260,785

4. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at $0.20 per unit for total proceeds of $400,000. Of the total, 975,000 units consisted of one flow-through common share and one non-flow through share purchase warrant, and the remaining 1,025,000 units consisted of one non-flow-through common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share at $0.25 for a two-year period (expiring December 9, 2007). In connection with this private placement, the Company issued 70,000 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 964,230 units at $0.25 per unit for total proceeds of $241,057. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two-year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 79,500 shares of the Company as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 1,041,821 units at $0.35 for total proceeds of $364,637. Of the total, 501,721 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 540,100 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 62,010 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 488,480 units at $0.25 per unit for total proceeds of $122,120. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 3,848 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 784,014 units at $0.35 for total proceeds of $274,405. Of the total, 172,858 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 611,156 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two-year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 28,829 shares of the Company as finders' fees

4. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 5,357138 units at $0.28 per unit for total proceeds of $1,500,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for a two-year period (expiring August 21, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled. In connection with this private placement, the Company issued 267,855 shares of the Company, paid $124,500 and granted 535,714 warrants as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 180,000 units at $0.25 per unit for total proceeds of $45,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

(c) Stock options outstanding

Under the Company stock option plan ("Plan"), incentive stock options to purchase shares from the Company are granted by the Company's board of directors to directors, officers, employees and consultants of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The maximum number of common shares issuable for all purposes under the Plan cannot exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's Board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date or the minimum price as per Exchange. Vesting of options is made at the time of granting of the options and is subject to a vesting schedule. Vesting of options is at the discretion of the Company's Board of directors. Outstanding options at April 30, 2007 were as follows:

Expiry	Price ($)	Outstanding Oct. 31,2006	Granted	Exercised	Cancelled/ Expired	Outstanding April 30,2007
December 17, 2006 (1)	0.13	235,000	-	(50,000)	(185,000)	-
February 23, 2007 (2)	0.13	365,000	-	(365,000)	-	-
July 5, 2010	0.23	85,000	-	-	(85,000)	-
November 15, 2007 (3)	0.18	1,281,955	-	-	(281,955)	1,000,000
January 18, 2010	0.18	150,000	-	-	-	150,000
May 4, 2010 (4)	0.30	1,395,000	-	-	(100,000)	1,295,000
October 2, 2008	0.25	200,000	-	-	-	200,000
November 23, 2011	0.25	-	1,350,000	-	-	1,350,000
March 13, 2012	0.25		100,000			100,000
		3,711,955	1,450,000	(415,000)	(651,955)	4,095,000

4. SHARE CAPITAL (continued)

(d) Flow-through shares:

(1) During the year ended October 31, 2005, the Company issued flow-through common shares for total proceeds of $666,250. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $666,250 which resulted in future tax recovery of $237,000 and a charge against share capital.

(2) During the year ended October 31, 2006, the Company issued flow-through common shares for total proceeds of $1,016,117. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,016,117 which resulted in future tax recovery of $656,600 and a charge against share capital.

(e) Share purchase warrants:

Outstanding share purchase warrants at April 30, 2007 were as follows:

Expiry	Price ($)	Outstanding October 31, 2006	Cancelled/ Expired / Granted	Exercised	Outstanding April 30, 2007
November 30, 2006	0.15	1,835,000	(170,000)	(1,665,000)	-
May 4, 2007	0.15	685,000	-	(430,000)	255,000
May 31, 2007	0.20	1,125,000	-	-	1,125,000
June 3, 2007	0.20	112,500	-	-	112,500
July 22, 2007	0.20	1,560,714	-	-	1,560,714
August 2, 2007	0.20	4,105,522	-	(431,904)	3,673,618
December 29, 2007	0.25	2,070,000	-	(35,000)	2,035,000
April 5, 2008	0.35	964,230	-	-	964,230
April 5, 2008	0.50	1,041,821	-	-	1,041,821
June 15, 2008	0.35	488,480	-	-	488,480
June 15, 2008	0.20	784,014	-	-	784,014
August 21, 2008	0.20	5,357,138	-	-	5,357,138
August 21, 2008	0.20	535,714	-	-	535,714
October 30, 2007	0.20	180,000	-	-	180,000
		20,845,133	(170,000)	(2,561,904)	18,113,229

4. SHARE CAPITAL (continued)

(f) Stock-based compensation:

During the year ended October 31, 2006, the Company granted a total of 3,090,000 options. The Company recognized the associated stock-based compensation expense of $398,381 for fiscal 2006 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 377% and a life of 2 years.

During the year ended October 31, 2005, the Company granted a total of 2,650,000 options. The Company recognized the associated stock-based compensation expense of $84,554 for fiscal 2005 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 322% with a life of 2 years.

During the six months ended April 30, 2007, the Company granted options for 1,450,000 shares and has calculated the stock–based compensation at $186,000.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

5. INCOME TAXES

As at October 31, 2006, the Company has non-capital losses carry forward for income tax purposes of approximately $2,300,000 which may be deducted against future years' taxable income at various rates per year. In addition, the Company has development and exploration expenses of approximately $3,000,000, which under certain circumstances may be utilised to reduce taxable income in future years. The potential tax benefits of these amounts have not been reflected in the consolidated financial statements.

6. RELATED PARTY TRANSACTIONS

Amounts due to related parties are due to directors and major shareholders. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company had the following transactions with parties related to the Company:

	April 30, 2007	Year ended October 31, 2006
Mineral properties	$ -	$ 120,243
Property investigation costs	8,000	-
Consulting fees	1,360	429,800
Office and miscellaneous	65,997	57,156
Professional fees (Management)	104,300	59,500
Rent	53,200	95,850
	$ 232,857	$ 762,549

Other payments are made as reimbursement to officers or directors in the normal course of business.

7. FINANCIAL INSTRUMENTS

Fair values of financial instruments:

At April 30, 2007, the Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is the management's opinion that the fair value of these financial instruments approximates their carrying values due to their short term to maturity. It is not practicable to determine the fair value of the amounts payable to related parties due to the related party nature and the absence of a secondary market for such instruments.

Foreign currency risk:

The Company does not conduct its business in US dollars and therefore is not affected by variations in the exchange rate. The Company does not have foreign currency hedges in place and does not actively manage this risk.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **Dan Mosher, President of Starfire Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc**. (the issuer) for the interim period ending April 30, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2007

"Dan Mosher"
Dan Mosher
President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Boyce Butler, Chief Financial Officer of Starfire Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc.** (the issuer) for the interim period ending April 30, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2007

"Boyce Butler"
Boyce Butler
Chief Financial Officer

STARFIRE
MINERALS INC.

Quarterly Report-April 30, 2007

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the quarter ended April 30, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the quarter ended April 30, 2007 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on development of shareholder equity.

The company continues to increase its holdings by entering into options and or ownership on various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company has established plans of further exploration of its various properties. The exploration programs have been developed to include Aerial surveys over four properties to assist in determining as to how best to proceed with further exploration and development of those properties in Quebec and Ontario. Also a recent technical report for the Porphyry Pearl property in British Columbia recommended further exploration of the property in a two phase diamond drill program. The various exploration programs are discussed further below in more detail under Properties.

The Company has a total of 13 properties the most recent acquisition completed April 2007 a uranium prospect property consisting of 18 claims located in the Opinaca area of Northern Quebec known as the Lordeau property. With these properties the Company will expand its proposed exploration programs with potential in uranium, nickel, copper & gold and other precious minerals.

We are proceeding to drill the Langmuir nickel property in Ontario and, the Porphyry Pearl copper/gold property in British Columbia as well as planning and exploratory work on the Stobie Lake property in Ontario, and preparing budgets for the Cross Structure property.

We refer to SEDAR, (www.sedar.com) where technological reports on Capri, Cross Structure, and Langmuir and a more recent up dated technical report for the Porphyry Pearl property are posted. We refer to our year end financial report and quarterly April 30, 2007 wherein are described details regarding options or ownership of each of the 12 properties.

The company intends to further pursue and evaluate mineral properties for acquisition with the objective of acquiring mineral property resource assets that are prospective for expansion and may be developed feasibly. This process will ensure continued maximum exposure and leverage with regards to the uranium, base metals and precious metal markets.

Starfire Minerals Inc. through its 100 % ownership of three subsidiary companies, Starfire Uranium Inc., Starfire Nickel Inc. and Starfire Precious Metals Inc. with completion of the transfer of various properties will enhance the opportunity for effective development, joint venture partnerships and other financing opportunities.

The properties, discussed further below, in which we presently hold an interest and we consider beneficial, will be transferred to the appropriate subsidiary company on completion of "arrangement agreement". The properties including any new acquisitions and depending on their mineral type are to be assigned to one of Starfire Uranium, Starfire Nickel or Starfire Precious Metals. The proposed restructuring and transfer of the various properties are subject to any governmental, regulatory and/or other approvals that may be required.

Presently the company is concentrating on its holdings in the Timmins, Ontario area that are prospective for nickel, copper, zinc, gold and platinum group metals with further exploration and drilling on the British Columbia and exploration of Quebec properties planned for this summer as weather permits after the snow melts. We refer to our news releases of January 2, May 17 and June 18, 2007 posted on Sedar regarding the drilling results and drilling program on the Langmuir nickel property.

With the portfolio mix of properties, it has increased the opportunity for funding to be raised in order to further evaluate their potential.

While we will be commenting on various aspects of the Companies in this report we remind the general public and others who read this report that detailed news releases are posted with SEDAR at www. sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been interlisted on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at www.sedar.com.

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss includes Stock based compensation, Professional, Consulting fees and general operating cost exploration of properties.

Selected Quarterly Results

	3 months Ended April 30, 2007 2006 (un-audited)
Financial Results	
Interest and other Income	$9,508
Operating expenses	$198,078
Net Loss	$188,570
Loss per share	$ 0.01

	3 months Ended January 31 2006 (un-audited)	3 months Ended April 30 2006 (un-audited)	3 months Ended July 31 2006 (un-audited)	3 months Ended Oct 31 2006 (un-audited)	3 months Ended January 31 2007 (un-audited)
Financial Results					
Interest and other Income	$0	$661	$3,140	$2,616	$2,036
Operating expenses	$250,641	$398,267	$305,437	$748,609	$330,397
Net Loss	$250,641	$397,606	$302,297	$ 89,393	$328,361
Loss per share	$ 0.01	$0.01	$0.01	$0.002	$0.01

	3 months Ended October 31 2005 (un-audited)	3 months Ended July 31 2005 (un-audited)	3 months Ended April 30 2005 (un-audited)	3 months Ended January 31 2005 (un-audited)	3 months Ended October 31 2004 (un-audited)
Financial Results					
Interest and other income	$0	$ 0	$ 0	$ 0	$ 0
Operating expenses	$388,312	$260,106	$121,123	$129,320	19,292
Net Loss	$227,476	$260,106	$121,123	$129,320	19,292
Loss per share	$ 0.01	$ 0.01	$ 0.006	$ 0.007	0.001

Fourth Quarter results:
The loss for the three months ended October 31, 2006 was $89,393 compared to loss of $227,416 in three months ended October 31, 2005. The income generated for the fourth quarter in the amount of $2,616.00 is interest earned on bank deposits. The operating expenses totaling $748,609 for the quarter includes a compensation accrual of $398,381 based on options issued not necessarily exercised. Other costs including Professional Fees, Travel and Promotion and consulting fees expensed for quarter includes costs of preparation property exploration development, arranging for future financings and management of the various properties. The Company recorded an income tax recovery adjustment of $656,600 during the year ended October 31, 2006."

Results of Operations for 3 months ended January 31, 2007

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at January 31, 2007.

The Company incurred a net loss before income tax of $328,361 ($0.01 per share) compared with a net loss of $250,641 for the quarter ended January 31, 2006 ($0.01 per share). The increase in the current quarter is partially a result of accounting process of reflecting option based compensation.

Results of Operations for 3 months ending April 30, 2007
The following brief discussion should be read in conjunction with the Financial Statements, 1st quarter January 31, 2007 and related notes as at April 30, 2007.

The Company incurred a net loss before income tax of $188,750 ($0.01per share) compared with net loss of $397,606 for the quarter ended April 30, 2006 ($0.01 per share). The decrease in the current quarter is partially a result of delayed billings to the company and reduction in certain ongoing activities for same period. The degrease in net loss for the 6 month period ending April 30, 2007 of $528,475 compared for the six month period ended April 30, 2006 of $648,908 is partially contributed to decrease in consulting, travel and promotion with increase stock base

compensation which is now included in general expenses.

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings. The Company recently announced June 19, 2007 a $2,067,350 private placement including funding for general working capital.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

Outstanding Share Data

As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments

We announced in our news release March 28, 2007 the appointment of Mr. Philip J. Rush, P. Geo as the Qualified person appointed Director effective March 1, 2007. Mr. Rush was a former Director of Exploration for Inco Limited.

The Company has established a working relationship with a Management Company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The Management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in more detail.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from 1,700 meters drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration

work. The Company completed an Airborne Radiometric and Magnetic Survey which is now under review in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the city of Quebec near Havre-St. Pierre in eastern Quebec. The Company posted for the Cross Structure property a 43-101 compliant technical report, we refer the reader to the news release dated December 22, 2005 on SEDAR. With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we have a phase 1 proposed budget for further exploration totaling $350,000 with further work scheduled for summer/fall 2007

The Company optioned a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. This property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. Preliminary exploration work on the property including grid work, trenching, sampling was completed March 2007 to follow up the results from an airbourne magnetic, radiometric, and VLF-EM survey flown by Terraquest in late October, with a favorable report provided April 2007. The Company intends to do further ground work exploration in the fall. The Company has also staked additional claims on North/West adjoining land.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company as announced April 18, 2006 commenced exploration and as a result of favourable findings from the drilling program and as confirmed in our news release January 2,3rd and May 18th, 2007. The Company announced June 18th, 2007 the drilling will resume in late June following up on its proposed program to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole, the news release also provides a link to a map showing the location of Starfire's property in relation to properties of Inspiration Mining, Liberty Mines and Golden Chalice.

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. We refer to our news release June 7 and June 25, 2007 announcing our diamond drill program of a minimum of 3000 meters and up to a maximum of 6000 meters. This drill program and expanded work is in conjunction with the recommendation of a recent 43-101 compliant technical work report by Dr. N.C. Carter, PHD, P.ENG and a detailed geophysical report of Peter E. Walcott & Associations Ltd. The 1st phase of the drill program will commence when access and snow-pack conditions permit which should be mid July. Estimated cost 1st phase budgeted $550,000. The contingent second phase of 3000 meters diamond drilling estimated cost $550,000.

The Company holds 5 groups of claims within the Timmins mineral belt described as the **Carman Property**. The Company announced May 17, 2006 its intention to further explore the property having filed on Sedar a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation and Liberty Mines Inc in the Langmuir area, the Company continues to evaluate the best course of action to take to

proceed with exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario.
The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares with in ten days of TSX approval, 200,000 on each of the two anniversary years. Subject to 2% net smelter royalty. Work commitment requirements $185,000 over three years.

A recent Airborne Radiometric and Magnetic Survey were completed on both Montreal River and Montreal River North. A review of these surveys is underway to best determine as to how the Company intends to proceed with further exploration of the Montreal River properties.

Otish Mountain property. The Company signed an option agreement to acquire 100% interest in two claims consisting of 259.35 acres. The agreement includes work commitments over three years as follows: $50,000 in each of the first, second and third years.
The property is a Uranium prospect and is in early stages of exploration.

Lordeau Property acquired through staking is a uranium prospect.
Previous work on the property consisted of the drilling of 84 shallow holes, totaling 1, 611 meters. This work was prior to the implementation of national Policy 43-101 an as such can not be relied upon.
The property is a Uranium prospect and is in the early stages of exploration.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect a Toronto based Investor Relation firm. Term of contract is 5000 per month and 200,000 incentive stock options at $0.25 per share expiring October 2, 2008,

with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to item 2 headed Significant Accounting Policies contained in the notes to the audited annual financial statements available at www.sedar.com for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events to April 30, 2007

1. Company issued news release June 19,2007 announcing private placement $2,067,350.

2. Further to Langmuir South property announced drilling to resume late June 2007.

3. News release announcing Favourable report Stobie Lake property with recommendation follow up of mapping and prospecting.

4. Up date 43-1-1 technical report supporting drill program Porphyry Pearl property to commence July.

The Company has estimated a budgeted for total property acquisition and expenditures of $3,272,006 for the period ending October 31, 2007. However with the continued success in raising capital the Company will possibly accelerate its exploratory program and bring forward a portion of budget which was projected to be expensed in year 2008.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Other

Share Capital:

1. Authorized: unlimited number of common shares without par value.
2. Common shares issued and outstanding as at April 30, 2007 are.51,414,345.
3. As at April 30, 2007, there were 4,095,000 incentive stock options outstanding.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

Starfire Minerals Inc.
520-355 Burrard Street
Vancouver, BC
V6C 2G8
Telephone: 604.687.6716
Facsimile: 604.687.6714

Trading Symbol: SFR: TSX-Venture

Starfire announces diamond drill program on the Porphyry Pearl Property

June 25, 2007

Starfire Minerals Inc. and **Starfire Precious Metals Inc.**, a division of Starfire Minerals Inc., are pleased to announce a diamond drill program is to be conducted on the Porphyry Pearl Property which is situated in the Toodoggone mining district in northern BC. The company's field operator, Arnex Resources Ltd has signed an agreement with Black Hawk Drilling Ltd, based in Smithers BC, to conduct a minimum of 3,000 metres, and up to a maximum of 6,000 metres of NQ core drilling on the property during the 2007 field season. This drill program and expanded work on the project is in conjunction with the recommendations of a recent 43-101 compliant technical report by Dr. N.C. Carter, PHD, P.Eng and a detailed geophysical report of Peter E Walcott & Associates Ltd.

A camp accommodating up to 20 workers that was located on the property during the 2006 field season to support the recent geophysical surveys will be re-established when access and snow-pack conditions permit, probably mid July. Drilling is scheduled to commence shortly thereafter.

The Property occupies an area of 6000 hectares and is located approximately 10 kilometres north of the Toodoggone River, some 300 kilometres north of Smithers. The Property lies within a northwest trending belt of upper Triassic to lower Jurassic volcanic rocks intruded by granitic to monzonitic rocks of early Jurassic age. Porphyry copper-gold occurrences are numerous within the belt. The geologic and metallogenic setting at the Porphyry Pearl property is similar in nature to the Kwanika Creek property, currently being explored by Serengeti Resources Inc, which is located in the southern portion of the belt and also similar to the Kemess South Mine and Kemess North deposit located 55 kilometres south of the property (See link to Regional Geology and Location Map – Porphyry Pearl Property*)*. http://files.newswire.ca/607/PPearlRegionalMap.pdf

Property holdings of **Starfire Minerals Inc.** include uranium, nickel and precious & base metal divisions with properties in Ontario, Quebec and British Columbia.

For further details of other properties and projects underway please visit the Company's website at: www.starfireminerals.ca

ON BEHALF OF THE BOARD OF DIRECTORS OF

STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

520-355 Burrard Street Vancouver, BC Canada V6C 2G8
P. 604.669.5642 F. 604.687.6714

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

June 19, 2007

Item 3.News Release

A News Release dated and issued June 19, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

June 19, 2007

SIGNED: "Dan Mosher"

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 355 BURRARD STREET
VANCOUVER, B.C. V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

June 19, 2007

NEWS RELEASE

STARFIRE MINERALS INC. ANNOUNCES $2,067,350 PRIVATE PLACEMENT

Starfire Minerals Inc. (TSXV: SFR) is pleased to announce a non-brokered private placement of up to $2,067,350 through the sale of up to 1,666,666 non-flow-through units @ $0.30/unit; up to 4,357,141 initial flow-through units @ $0.35/unit and up to 121,000 second flow-through units @ $0.35/unit. Of this amount, 1,428,570 initial flow-through units ($500,000) will be issued to the Mineralfields Group and 1,500,000 initial flow-through units ($525,000) will be issued to Cordilleran 2007 Resources Limited Partnership.

Each non-flow-through unit will consist of one non-flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each initial flow-through unit will consist of one flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each second flow-through unit will consist of one flow-through common share and one-half of one non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share for one year.

A finder's fee of a combination of cash, shares and/or warrants will be paid to eligible finders in relation to these financings, all in accordance with regulatory policies.

The flow-through proceeds received will be used for work on the Company's exploration properties. The non-flow-through proceeds received will be used for general working capital.

The above financing is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

June 18, 2007

Item 3.News Release

A News Release dated and issued June 18, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

June 18, 2007

SIGNED: "Dan Mosher"

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

June 18, 2007

NEWS RELEASE

STARFIRE PLANS FOLLOW-UP DRILLING ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, June 18 2007 – Starfire Minerals Inc. is pleased to announce that drilling will resume in late June on the Company's 100% owned Langmuir South Nickel Project near Timmins, Ontario to follow-up on high-grade nickel intersections obtained from diamond drilling as announced in the company's press releases of January 2 and May 17, 2007.

The previously-reported intersections consist of:

- 4.48% nickel over a core length of 5.55 meters from a depth of 424.35 meters at the base of a komatiite flow in Hole EL-06-03; and
- 3.51% nickel over a core length of 1.5 meters from a depth of 202.0 meters at the base of a komatiite flow in Hole EL-07-06.

The drill program will consist of step-out holes from the above nickel intersections, as well as testing of other geophysical anomalies that are associated with komatiite flows.

The location of Starfire's Langmuir South Property is shown on the map below. Langmuir South is located south of Inspiration Mining's Langmuir North property and to the north of Liberty Mines and Golden Chalice's properties. The Company's 100%-owned properties in Carman and Eldorado Townships are also shown.


Staked
Staked
Starfire
Staked
Shaw Twp.
Carman Twp.
Eldorado Twp.
Langmuir Twp.
Inspiration Mining Corp.
Staked
Langmuir #2 Mine
Langmuir #1 Mine
Starfire
Staked
Liberty Mines
Redstone Mine
McWatters Deposit
Golden Chalice
Hart Deposit
Liberty Mines
Starfire
Golden Chalice
LEGEND
Starfire Minerals Property
Mine location
STARFIRE MINERALS INC
SFR : TSX Venture
520 - 355 Burrard Street
Vancouver, BC V6C 2G8
Telephone: 604.669.5642
www.starfireminerals.ca

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS.
THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY
OR ACCURACY OF THIS RELEASE.

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 355 BURRARD STREET
VANCOUVER, B.C. V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

June 19, 2007

NEWS RELEASE

STARFIRE MINERALS INC. ANNOUNCES $2,067,350 PRIVATE PLACEMENT

Starfire Minerals Inc. (TSXV: SFR) is pleased to announce a non-brokered private placement of up to $2,067,350 through the sale of up to 1,666,666 non-flow-through units @ $0.30/unit; up to 4,357,141 initial flow-through units @ $0.35/unit and up to 121,000 second flow-through units @ $0.35/unit. Of this amount, 1,428,570 initial flow-through units ($500,000) will be issued to the Mineralfields Group and 1,500,000 initial flow-through units ($525,000) will be issued to Cordilleran 2007 Resources Limited Partnership.

Each non-flow-through unit will consist of one non-flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each initial flow-through unit will consist of one flow-through common share and one-half of one two year non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share in the first year and $0.75/share in the second year, subject to forced acceleration in the event the Company's shares close at a price of $0.66/share in the first year and $1.05/share in the second year for 20 consecutive trading days.

Each second flow-through unit will consist of one flow-through common share and one-half of one non-flow-through warrant, with each whole warrant being exercisable at a price of $0.50/share for one year.

A finder's fee of a combination of cash, shares and/or warrants will be paid to eligible finders in relation to these financings, all in accordance with regulatory policies.

The flow-through proceeds received will be used for work on the Company's exploration properties. The non-flow-through proceeds received will be used for general working capital.

The above financing is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

June 18, 2007

NEWS RELEASE

STARFIRE PLANS FOLLOW-UP DRILLING ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, June 18 2007 – Starfire Minerals Inc. is pleased to announce that drilling will resume in late June on the Company's 100% owned Langmuir South Nickel Project near Timmins, Ontario to follow-up on high-grade nickel intersections obtained from diamond drilling as announced in the company's press releases of January 2 and May 17, 2007.

The previously-reported intersections consist of:

- 4.48% nickel over a core length of 5.55 meters from a depth of 424.35 meters at the base of a komatiite flow in Hole EL-06-03; and
- 3.51% nickel over a core length of 1.5 meters from a depth of 202.0 meters at the base of a komatiite flow in Hole EL-07-06.

The drill program will consist of step-out holes from the above nickel intersections, as well as testing of other geophysical anomalies that are associated with komatiite flows.

The location of Starfire's Langmuir South Property is shown on the map below. Langmuir South is located south of Inspiration Mining's Langmuir North property and to the north of Liberty Mines and Golden Chalice's properties. The Company's 100%-owned properties in Carman and Eldorado Townships are also shown.


Staked
Staked
Shaw Twp.
Eldorado Twp.
Carman Twp.
Langmuir Twp.
Staked
Inspiration Mining Corp.
Langmuir #2 Mine
Staked
Langmuir #1 Mine
Staked
Liberty Mines
Redstone Mine
Hart Deposit
McWatters Deposit
Golden Chalice
Liberty Mines
Golden Chalice

LEGEND

Starfire Minerals Property

Mine location

STARFIRE MINERALS INC
SFR : TSX Venture

520 - 355 Burrard Street
Vancouver, BC V6C 2G8

Telephone: 604.669.5642
www.starfireminerals.ca

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

TECHNICAL REPORT

on the

PORPHYRY PEARL PROPERTY

Including a Discussion of the Results of 2006 Geophysical Surveys
And Recommendations for Additional Exploratory Work

Toodoggone River Area
Omineca Mining Division
British Columbia

Latitude: 57°26.5' – 54°36.0' North
Longitude: 127°05.0' – 127°17.5' West
NTS Map-Areas 94E/06,11

Prepared for

STARFIRE MINERALS INC.

Prepared by

N.C. CARTER, Ph.D. P.Eng.

May 1, 2007

TABLE OF CONTENTS

LIST OF FIGURES

APPENDICES

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

SUMMARY

Starfire Minerals Inc. holds the right to earn a 100% interest in the Porphyry Pearl property pursuant to an option agreement entered into in early 2006. The property, which is situated in the Toodoggone mining district in northern British Columbia, consists of 9 contiguous "legacy" mineral claims and five "cell" mineral claims covering an area of 6000 hectares between 6 and 14 kilometres north of Toodoggone River and some 300 kilometres north of Smithers. Access is by aircraft from Smithers to an airstrip 30 kilometres south of property and from there by helicopter or, alternatively, by way of a secondary road linking the airstrip with Mackenzie which is northwest of Prince George.

This technical report, prepared at the request of Starfire Minerals Inc., is a revision of a revised report prepared by the author dated June 21, 2006. Both this and the earlier report are based in part on a number of personal examinations of the subject property and environs undertaken between 1982 and 1995 and on records of previous exploratory work undertaken between 1971 and 1991 which are readily available in the public domain. The information base includes a 1985 technical report prepared by the writer on part of the current property and a recently completed GIS database.

Initial mineral claims covering the area of the current Porphyry Pearl property were located in 1971. Exploratory work over the subsequent 20 years included geological mapping, prospecting, geochemical and geophysical surveys and 3026 metres of diamond drilling.

The Porphyry Pearl property, situated in Stikine terrane of the northern Intermontane tectonic belt, is underlain principally by Toodoggone Formation volcanic rocks of the Early Jurassic Hazelton Group. These are intruded by small, subvolcanic porphyry intrusions and by larger granitic intrusions, both of which are coeval with the Early Jurassic volcanic rocks.

Previous exploratory work identified two distinct styles of precious and base metals mineralization. The Porphyry Pearl zone in the southern property area has received the most attention to date. Porphyry copper-gold mineralization in this zone is occurs as sulphide disseminations and fracture fillings within an intensely altered, buried granitic intrusion which has dimensions of at least 1100 x 800 metres. While previous diamond drilling yielded generally low copper and gold values, it is significant that several holes contained average gold values of 0.28 gram/tonne gold and 0.02% copper over their entire lengths of 200 metres. These holes include intervals of 28 to 57 metres averaging +0.5 gram/tonne gold.

Epithermal vein and disseminated precious and base metal mineralization has been recognized at several localities within the large property area. The Moose silver-base metals zone in the central property area includes discrete quartz-sulphide veins and breccia zones within a north-northwest-striking, moderately southeast-dipping zone which is at least 300 metres long and up to 30 metres thick. Previous diamond drilling returned silver values of +100 grams/tonne over limited hole lengths. Other epithermal prospects in the central property area include the Marmot gold-silver zone and an area of anomalous gold and silver in soils northeast of the Moose zone, Both have been only partially investigated by past work. Epithermal gold-silver mineralization, exposed in several localities in the eastern property area, associated with fault zones of regional extent, also merits further investigation.

The Porphyry Pearl property, particularly the Porphyry Pearl zone, warrants additional exploratory work based on the results of 2006 3D Induced Polarization and magnetic surveys that identified three areas of anomalous IP response including one that is coincident with, and extends beyond the Porphyry Pearl zone. A Phase 1 diamond drilling program is recommended to test this anomalous zone at an estimated cost of $550,000.00. A second phase of drilling, incurring similar costs, would be contingent on the results obtained from first phase work.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

INTRODUCTION and TERMS OF REFERENCE

Starfire Minerals Inc. has an option to acquire a 100% interest in the Porphyry Pearl property in the Toodoggone mining district of northern British Columbia. Previous work in various parts of the current property has disclosed the presence of several precious and base metals zones in at least two distinct geological environments.

Starfire Minerals Inc. entered into an option agreement with the underlying vendor of the Porphyry Pearl property in early 2006 following which this writer was retained by Starfire to review and comment on the results of both historic exploratory work and more recent data compilations on the subject property. Preliminary comments regarding the potential of the property plus recommendations regarding the nature and scope of further exploratory work programs were contained in a technical report initially dated March 21, 2006 and revised June 21, 2006 (Carter, 2006). This report, which expands upon the previous report to include the results of a 2006 exploration program , has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 and is intended to be used as supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

Information used in the preparation of this and the previous report includes a number of technical reports detailing work on parts of the subject property since 1971. These reports, filed in support of assessment work requirements, are readily available in the BC Ministry of Energy and Mines public files. Published reports and maps also provided useful background information and citations for these and the various assessment reports are contained in the Reference section of this report. The 2006 report also incorporated the results of a GIS data compilation carried out in 2005. For the sake of completeness, this report includes all of the information contained in the previous report plus the results of a 3D Induced Polarization ("IP") survey carried out on the Porphyry Pearl property in August and September of 2006.

In preparing this report, the writer has relied on a report containing details of a 2006 geophysical program prepared by Peter E. Walcott. P.Eng. and has discussed with A.O. Birkeland, P.Eng., the nature and anticipated costs of further exploration programs on the subject property.

Several personal examinations of parts of the current Porphyry Pearl property have been carried out since the early 1980s, with the most recent being in mid-1995 when the writer served as an independent consultant to AGC Americas Gold Corp. who were exploring the adjacent JD gold property at that time. The writer's most recent visit to the Toodoggone River area was September 14, 2002 when the William's gold property was examined on behalf of Stikine Gold Corporation. Although the writer is of the opinion that there has been little material change to the scientific and technical information since the most recent personal inspection of the Porphyry Pearl property, a more current property examination may well be in order. Current weather conditions preclude a meaningful inspection but there are tentative plans to revisit the property during the 2007 field season.

The writer, the "qualified person" for purposes of this report, has a good working knowledge of the geological settings and styles of mineralization in the Toodoggone mining district derived by way of numerous mineral property examinations, geological mapping programs and supervision of exploration programs over the past 35 years.

Units of measure in this report are metric; monetary amounts referred to are in Canadian dollars.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist


Porphyry Pearl
Property

Figure 1: Location

PROPERTY DESCRIPTION and LOCATION

The Porphyry Pearl property consists of two 2-post and seven four-post "legacy" mineral claims and five "cell" mineral claims, all situated in the Omineca Mining Division of northern British Columbia 300 kilometres north of Smithers (Figure 1). The "legacy" 2-post and 4-post mineral claims cover a nominal area (there is some overlap with pre-existing claims) of 3450 hectares and the five "cell" claims cover 2574 hectares for a total area of approximately 6024 hectares between latitudes 57°26.5' and 57°36.0' North and longitudes 127°05.0' and 127°17.5' West in NTS map-areas 94E/06 and 11. (UTM coordinates (NAD 83-Zone 9) 6368000 – 6375800 North, 602400 – 614868 East).

The configuration of the various mineral claims is illustrated on Figure 2. Note that the seven four-post mineral claims are contiguous and one of these, Pearl 3, includes the PP1 and PP2 2-post mineral claims. The 2-post and 4-post mineral claims were located in the field or in the traditional manner while the Pearl East 1-4 "cell" claims were acquired under the current British Columbia online system which came into effect January 12, 2005. Note that these claims, which include "cells" defined by latitude and longitude, immediately adjoin but are not precisely contiguous with the pre-existing, recorded claims. Three originally located "legacy" four-post mineral claims (Pearl 8, 9 and 10) were converted to one large "cell" claim referred to as the Pearl claim in January of 2006. Details of all claims are as listed in Table 1. Note that the listed expiry dates reflect the filing of assessment work based on 2006 activities.

Table 1

"Legacy" Mineral Claims

Claim Name	Record No.	Area(ha)	Record Date	Expiry Date	Recorded Owner
Pearl 1	406021	500	October 11,2003	October 11,2016	A.O. Birkeland
Pearl 2	406022	500	October 12,2003	October 12,2016	A.O. Birkeland
Pearl 3	406023	500	October 12,2003	October 12,2016	A.O. Birkeland
Pearl 4	406024	400	October 12,2003	October 12,2016	A.O. Birkeland
Pearl 5	409181	500	March 23,2004	March 23,2017	A.O. Birkeland
Pearl 6	409182	500	March 23,2004	March 23,2017	A.O. Birkeland
Pearl 7	409183	500	March 23,2004	March 23,2017	A.O. Birkeland
PP1	414658	25	Sept. 29,2004	Sept. 29,2016	A.O. Birkeland
PP2	414659	25	Sept. 29,2004	Sept. 29,2016	A.O. Birkeland

"Cell" Mineral Claims

Claim Name	Record No.	Area(ha)	Record Date	Expiry Date	Recorded Owner
Pearl East 1	502951	435	January 13,2005	January 13,2017	A.O. Birkeland
Pearl East 2	502954	174	January 13,2005	January 13,2017	A.O. Birkeland
Pearl East 3	502957	209	January 13,2005	January 13,2017	A.O. Birkeland
Pearl East 4	502961	87	January 13,2005	January 13,2017	A.O. Birkeland
Pearl	524927	1669	January 9,2006	March 23,2017	A.O. Birkeland

All or the foregoing mineral claims are subject to an option agreement between A.O. Birkeland and Starfire Minerals Inc. This arrangement, agreed to by a January 17, 2005 letter of intent and a formally signed agreement which is detailed in a March 20, 2006 company news release, grants Starfire Minerals the right to earn a 100% interest in the property by making cash payments totaling $530,000 over a period of three and-a-half years, by issuing a total of 3,600,000 common shares over a five year period and by incurring a total of $4.75 in exploration expenditures on the mineral property over a five year period including a minimum of $400,000 in year one of the agreement. The vendor (Birkeland) retains a 3% net smelter royalty interest in any commercial production from the subject mineral claims. One-half or 1.5% of this net smelter royalty may be purchased for $3 million.


Porphyry Pearl Property
Claim Map
LEGEND
PEARL EAST 4
PEARL EAST 3
PEARL EAST 2
PEARL EAST 1
PEARL 5
PEARL 6
PEARL 7
PEARL 3
PP 1
PP 2
PEARL 4
PEARL 8
PEARL 1
PEARL 2
PEARL 9
PEARL 10
N

The PP1 and PP2 mineral claims, which are part of the Birkeland - Starfire agreement, are subject to a previous purchase and sale agreement between A.O. Birkeland and J. Mirko. This agreement specifies that Mirko (the vendor) is to receive cash payments of $2,500 semi-annually amounting to $25,000 and retains a 2.5% net smelter royalty on any commercial production from the two subject mineral claims.

The Starfire – Birkeland agreement also specifies that Arnex Resources Ltd., of which A.O. Birkeland is a principal, shall be the exploration program operator in connection with the 2006 and subsequent programs.

The "legacy" mineral claims comprising the Porphyry Pearl property are thought to have been located pursuant to procedures specified by previous regulations of the Mineral Tenure Act of the Province of British Columbia. No claim posts or lines have been inspected by the writer. These mineral claims have not been surveyed. The boundaries of the "cell" mineral claims acquired by the recently initiated online system in British Columbia are precisely defined by UTM coordinates.

The Pearl 1-7, PP1 and PP2 and Pearl mineral claims cover the former Moose property which includes previously identified porphyry copper-gold and epithermal silver-base metals mineralized zones; the Pearl East 1-4 mineral claims were acquired to cover known parts of the former Oxide Peak and Amethyst Valley claims which are known to include epithermal precious metals showings and areas of geological interest.

Mineral claims in British Columbia may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of $4.00 per hectare per annum for the first three years of tenure and $8.00 per hectare annually thereafter.

The writer is not aware of any specific environmental liabilities to which the various mineral claims are subject. The claims are immediately east of the recently expanded boundaries of the Spatsizi Plateau Wilderness Park (Figure 3) but to the extent known, there are no apparent problems in terms of access or in carrying out mineral exploration and development. The Porphyry Pearl property is within the Toodoggone district where mining-related activities have been underway for more than 75 years.

Exploration work on mineral properties in British Columbia requires the filing of A Notice of Work and Reclamation with the Ministry of Energy and Mines. The issuance of a permit facilitating such work may involve the posting of a reclamation bond.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

The Porphyry Pearl property is situated between 6 and 14 kilometres north of Toodoggone River and is centred on two of the larger south-flowing tributaries, Moosehorn and McClair Creeks (Figure 3). The communities of Smithers and Prince George, both several hundred kilometres south of the property (Figure 1), offer the best range of supplies and services which can be trucked by way of a secondary road linking Kemess mine with Mackenzie (Figure 1). This road extends 35 kilometres further northwest to Sturdee airstrip (Figure 3) which is capable of handling large aircraft, thus providing an alternate means of access into the general area.

Figure 3 shows a number of current and former roads in the general area of the property. Most of these have been decommissioned with the exception of the road linking the airstrip with


Porphyry Pearl
Property
Al
Bv
Mets
Spatsizi Plateau
Wilderness Park
Lawyers
Baker
Shas
Sturdee Airstrip
Figure 3
Porphyry Pearl Property
Location and Access
NAD 83 UTM Zone 9
Scale 1:250 000
Kilometres
N

Baker mine and the former Cheni Resources Lawyers mine. Access to the Porphyry Pearl property from either Sturdee airstrip or Lawyers mine for both supplies and personnel is currently restricted to helicopter.

Other than water, which is abundant, there is no infrastructure in the immediate area of the property. Kemess mine, 100 km south, is connected to the provincial power grid.

The Porphyry Pearl property is situated immediately east of the boundary between the Spatsizi Plateau to the west and the Stikine Ranges of the southern Cassiar Mountains to the east. The immediate area features wide, drift-filled valleys of Toodoggone River, Moosehorn Creek and the lower reaches of McClair Creek, the gently rolling upland surface of the Spatsizi Plateau to the west and steep-sided, maturely dissected mountains throughout the central and eastern property areas. Central to the current claims is a prominent ridge which rises from the broad valley floors occupied by Moosehorn Creek on the west and McClair Creek on the east (Figure 2). Scattered buckbrush and locally dense alpine spruce, balsam and fir is present in valley areas up to elevations of 1600 metres above sea level above which is typical alpine terrain featuring short grasses and lichen. Bedrock is reasonably well exposed in the areas above tree line and along drainages. Abundant felsenmeer on some slopes is believed to be very close to bedrock.

Much of the Porphyry Pearl property is in alpine terrain featuring locally rugged topography particularly on north and east facing slopes. Elevations range from 1330 metres above sea level along Moosehorn Creek near the southern boundary of the Pearl 4 claim to more than 2000 metres at some of the highest points in the central and eastern claims (Figure 2).

The climate is typical of the northern regions of British Columbia with cold temperatures and abundant snow cover during the winter months which extend from mid-October through early May. Field work is best carried out between mid-June and late September when daytime temperatures average 10 to 15 degrees Celsius.

HISTORY

As previously noted, the Porphyry Peal property is in the Toodoggone mining district. Earliest mining-related work in this area was directed to placer gold occurrences along McClair Creek, near its confluence with Toodoggone River, between 1925 and 1935. This operation, one of the first in Canada to be entirely air-supported, recovered only modest amounts of gold (3270 grams = 115 ounces).

Consolidated Mining and Smelting Company discovered base metals mineralization in several areas in the southern part of the district in the early 1930s and reportedly carried out some limited drilling on Oxide Peak immediately east and south of the current Porphyry Pearl property. Other than sporadic investigations of the McClair Creek placer occurrences, the area was virtually dormant until the 1960s. A number of companies, including Canadian Superior Exploration, Cominco, Cordilleran Engineering and Kennco Explorations, conducted regional exploration programs in the search for porphyry copper mineralization. Work by Kennco Explorations lead to the recognition of significant gold-silver mineralization at what were to become the Baker mine (Chappelle) and Lawyers (Cheni mine) deposits south of Toodoggone River (Figure 4).This company also discovered porphyry-style copper-gold mineralization at several sites north and south of Finlay River including the currently producing Kemess mine.

Continued exploration between the early 1970s and the 1990s resulted in the discovery of a number of additional gold-silver deposits and occurrences throughout the area. The more

significant of these are shown on Figure 4.

Production from the Toodoggone district began with the Baker mine operation in 1981 and continues with the current South Kemess mine of Northgate Minerals Corporation. District production through 2005 amounts to approximately 2.4 million ounces gold which has been derived from three past producers and one current producer. As indicated on Table 2, 90% of this production has been from the South Kemess mine.

Table 2

					Recovered Grades		
Deposit Name	Tonnes Milled	Au (kg)	Ag (kg)	Cu (t)	Au (g/t)	Ag (g/t)	Cu (%)
McClair Creek Placer (1935)		3.3					
Baker Mine (1981-83, 1996-97)	81878	1284	23813	13.1	15.68	290.84	0.02
Lawyers (Cheni) (1989-1992)	619869	5402	113184	N/A	8.71	182.59	N/A
Shas (1989-91, 2000)	140113	635	33910	N/A	4.53	242.02	N/A
South Kemess (1998-2005)	141032478	60336	4781*	221912	0.45	4.13*	0.16
	141874338	67660	175688	221925			

(2,386,632 oz. Au; 5,648,492 oz. Ag)
* Ag recovered in 2000 only

The earliest record of work within the area of the present property dates back to 1971 when Sumac Mines Ltd. (an exploration entity of Sumitomo Metal Mining Company) located claims east of Moosehorn Creek to cover anomalous base and precious metals values indicated by a reconnaissance stream sediment geochemical survey. Work on what was known as the Moose property through 1974 included grid construction, the preparation of orthophoto base maps, soil geochemistry, Induced Polarization and magnetic surveys and 493.5 metres of diamond drilling in four holes.

Sumac's claims lapsed in 1977 and were re-staked in 1978 by T.C. Scott and Petra-Gem Exploration Ltd. Energex Minerals Ltd. acquired the property by way of an option agreement and carried out some hand trenching and bedrock and drill core sampling in 1979. Texasgulf Canada Ltd. (latterly Kidd Creek Mines Ltd.) entered into an option agreement with Energex in early 1980 and over the subsequent three field seasons had completed soil and rock geochemical surveys geological mapping, limited geophysical surveys and 494.5 metres of diamond drilling in two holes on the then Moose property.

Energex Minerals Ltd. entered into a joint venture agreement with New Ridge Resources Ltd. in early 1985 for the purpose of carrying out additional exploratory work on the Moose property. A comprehensive program completed that year included soil and rock geochemistry, prospecting, geological mapping and the testing of two mineralized zones by way of 914.6 metres of diamond drilling in eighteen holes.

The most recent exploratory work on the previous Moose property (now the Pearl 1-10 mineral claims) was in 1991 when Golden Rule Resources Ltd. and partner Manson Creek Resources Ltd. were party to an option agreement with Energex Minerals Ltd. 1123.7 metres of diamond drilling was completed in seven vertical holes.

Exploration programs within and adjacent to the current Pearl East 1 and 2 mineral claims were undertaken in 1980 and 1981 by Serem Ltd. and included the collection of stream sediment samples, contour soil and rock sampling, prospecting and geological mapping on Oxide

Peak and the southern part of the area now covered by the current claims. Additional work by Newmont of Canada Exploration in 1984 included rock sampling within the area of the Pearl East 2 claim. While the property area also included Oxide Peak during this time frame, much of the geological mapping and bedrock sampling completed by Geostar Mining Corp. in 1985 was directed to the area of the current Pearl East 1 and 2 mineral claims as were subsequent geochemical and geophysical surveys carried out by Shayna Resources Ltd. in 1987. Clipper Minerals Ltd. held property now covered by the Pearl East 1 and 2 claims between 1990 and 1994 and reportedly carried out prospecting and hand trenching in addition to a limited Induced Polarization survey.

More than 90% of exploration expenditures documented by assessment reports were spent on the former Moose property which is now covered by the Pearl and Pearl 1-7 mineral claims.

The Moose claims lapsed in the mid-1990s as did a number of other claims throughout the Toodoggone district. The PP1 and PP2 claims were located in 2001 and the Pearl 1-10 claims in 2003 and 2004. The Pearl East 1-4 claims were acquired early in 2005 and the Pearl 8, 9 and 10 "legacy" claims were converted to a large "cell" claim in January of 2006.

A GIS compilation, undertaken in mid-2005 at a cost of $27,904.94 (Assessment Report by A. O. Birkeland. P.Eng.) comprises some of the recent work conducted on the Porphyry Pearl property. This type of compilation consists of computer technology utilizing a geographic information system as an analytical framework for managing and integrating data. The database used included assessment reports detailing the results of historic exploration work completed between 1971 and 1991, the results of a 2004 airborne geophysical survey and government sponsored geological mapping programs for the Toodoggone River area which are available on websites (including MapPlace) maintained by the BC Ministry of Energy Mines and Petroleum Resources. The GIS compilation of surface data was undertaken using MapInfo Professional Version 7.5 SCP while 3-dimensional models incorporating previous diamond drilling results were constructed using SurPac Version 5.0 software (Birkeland, 2006).

Work completed in August and September of 2006 included the establishment of a survey grid to cover most of the Pearl 3 mineral claim and parts of the Pearl 1, 2 and 5 claims in the southern property area (Figures 2 and 5). The survey grid consisted of a 6.4 kilometre long northwest oriented baseline and 26 cross lines at 200 to 400 metres spacings for a total of 60 line-kilometres. Magnetic and Induced Polarization (IP) surveys were completed over most of the survey grid.

GEOLOGICAL SETTING

Regional Setting

The Porphyry Pearl property, situated in the northeastern part of the Intermontane tectonic belt of the Canadian Cordillera, is west of a fault contact between Quesnel terrane of the Omineca crystalline belt on the east and Stikine terrane on the west (Figure 4). Stikine terrane includes Devonian to Jurassic volcanic and sedimentary rocks which are intruded by coeval and younger plutonic rocks and are locally overlain by younger volcanic and sedimentary units.

Oldest rocks in the area illustrated by Figure 4 are intensely deformed late Carboniferous to Permian Asitka Group volcanic and sedimentary rocks. These have their greatest distribution north of Stikine River where they consist of mafic to felsic volcanic rocks which are mainly converted to chlorite and sericite schists, phyllites derived from clastic sedimentary rocks and


127° 30'
Stikine Terrane
Quesnel Terrane
Porphyry Pearl Property
BV
Lawyers
Baker
Shas
Kemess
Chukachida Lake
57° 30'
Hyland Post
CRETACEOUS
Ks Clastic Sediments
JURASSIC
Jg Granitic Rocks
JT Toodoggone Volcanics
JH Hazelton Volcanics
TRIASSIC
Trv Takla, Stuhini Volcanics
Trm Mafic-ultramafic rocks
DEVONIAN-PERMIAN
PA Volcanics, sediments
Mineral Properties
Current and previous producer
Significant prospects
Faults
Geological contact
Map limit
0 10 20
kilometres

Figure 4: Porphyry Pearl Property - Regional Geological Setting

younger rhyolites, cherts and carbonate sediments. Remnants of Asitka Group carbonates and cherts, too small to be shown on Figure 4, are present in the vicinity of Baker Mine and north and south of Finlay River and, as noted in the subsequent section of this report, may be present in the eastern part of the subject property.

Volcanic rocks of the late Triassic, Takla (Stuhini) Group, which form mountainous terrain south of Chukachida and Finlay Rivers, are comprised mainly of augite phyric basalt, andesitic flows, tuffs and breccias and subordinate interflow clastic sedimentary rocks and some limestone. Smaller areas underlain by Takla Group rocks include remnants marginal to a granitic stocks in the southern part of the area and east of the Porphyry Pearl property. The volcanic rocks marginal to such plutons feature limonite-rich alteration zones.

Previous geological interpretations, shown on Figure 4, suggested that early Jurassic andesite and dacite flows and volcaniclastic rocks of the Hazelton Group underlie the eastern part of the area between Chuckchida and Finlay Rivers (Figure 4). Recent geological mapping by Diakow et al (2004,2005) indicates that the Hazelton Group in this part of Stikine terrane is entirely comprised entirely of Toodoggone Formation volcanic rocks featuring distinctive lithologies and contained in a northwest-trending, 90 by 20-25 km belt centred on Toodoggone River. These subaerial volcanic rocks unconformably overlie, or are in fault contact with older rocks and consist principally of high potassium, calcalkaline latites and dacites (Diakow et al,1993). Two eruptive cycles have been recognized and Jurassic plutons, numerous throughout the district, are comagmatic with the earlier volcanic cycle.

Cretaceous clastic sedimentary rocks, part of the Sustut Group, unconformably overlie older rocks and form the western boundary of the area illustrated on Figure 4.

The numerous gold-silver deposits of the district are related to the early Jurassic, Hazelton Group (Toodoggone Formation) magmatic event which took place between 190 and 200 million years ago. Extensional tectonics, in the form of regional northwest faults, provided channelways for the circulation of precious metals-rich hydrothermal fluids.

Several styles of mineralization are present in the Toodoggone district including volcanic-hosted epithermal gold-silver deposits, porphyry copper-gold deposits and some precious metals-bearing skarns. Epithermal deposits and occurrences are typical of the district and include two principal types of which the low sulphidation, adularia-sericite type is the best known. The Baker Mine, Lawyers and Shas deposits, plus numerous other prospects, are examples of this type and all feature quartz veins emplaced along faults and fracture zones in volcanic host rocks which feature adularia-sericite alteration marginal to the precious metals-bearing veins. Host rocks are Toodoggone Formation latite flows and dacite tuffs with the exception of Baker mine where veins are developed in older, Takla Group volcanic rocks.

The second type of epithermal mineralization is represented by high sulphidation, acid sulphate gold-silver deposits which feature alunite and barite alteration zones formed near surface or above the alunite-sericite types. Examples include the BV (Al) north of Toodoggone River (Figure 4) and the Silver Pond prospect adjacent to the Lawyers deposit.

Porphyry copper-gold mineralization, within and marginal to early Jurassic granitic plutons, has been recognized at a number of localities in the southern part of the district. The best example of this style of mineralization is the currently producing South Kemess mine where chalcopyrite, pyrite, magnetite and minor molybdenite occur as disseminations and in quartz stockwork veinlets both within a gently-dipping, tabular monzonite sill and bordering Takla Group volcanic rocks. This deposit features a 25 metres thick supergene zone containing enhanced copper and gold values. Production of gold and copper through to the end of 2004 are reported in the preceding section; remaining proven reserves are reported by Northgate Minerals Corporation

as being 91.72 million tonnes grading 0.23% copper and 0.70 gram/tonne gold.

The adjacent Kemess North deposit, currently the subject of a feasibility study, features pyrite, chalcopyrite and minor molybdenite in quartz-K-feldspar stockwork veinlets and as disseminations related to quartz monzonite dykes which cut Takla Group volcanic rocks. The Northgate Minerals Corporation website reports proven and probable reserves for Kemess North totaling 414 million tonnes grading of 0.16% copper and 0.31 gram/tonne gold. These reserve estimates were prepared by a qualified person and are in accordance with Section 1.3 of National Instrument 43-101.

Property Geology

The geological setting of the Porphyry Pearl property is illustrated on Figure 5. As indicated, most of the bedrock exposure is restricted to higher areas bordering the broad, alluvium filled valleys occupied by Moosehorn, McClair and Belle Creeks. Much of the property area is underlain by Toodoggone Formation volcanic rocks which are part of the lower volcanic cycle (Diakow et al,1993). These unconformably overlie and/or are in fault contact with older lithologic units and all units are intruded by early Jurassic granitic rocks.

The oldest lithologic units present within the current property area include a fault-bounded wedge of Late Triassic, Takla Group volcanic rocks and intercalated sediments which are exposed in the eastern part of the Current Pearl East 1 claim (Figure 5) . As described by Lyman (1988), these include plagioclase phyric andesite flows, intravolcanic siltstones and 1 to 6 metres thick limestone lenses. The latter may be part of the older Asitka Group but are more likely part of the Takla Group, comparable to similar limestones noted within Takla Group volcanics elsewhere by Diakow et al (2004).

Toodoggone Formation volcanic rocks within the property area represent a homoclinal succession which strikes northwesterly and dips gently northeast. Three members of the lower volcanic cycle are present including the Adoogacho Member, the oldest stratigraphic division of the Toodoggone Formation recognized north of Toodoggone River. This member, which was observed disconformably overlying Takla Group volcanic rocks 15 kilometres northwest of the Porphyry Pearl property (Diakow et al, 1993), is exposed in the western part of the property (Pearl 10 claim – Figure 5) and consists mainly of reddish to purple welded ash-flows and lapilli tuffs.

The Metsantan Member, which unconformably overlies the Adoogacho Member north of Tuff Peak (Figure 5), is comprised of green and purple, porphyritic latite flows and intercalated epiclastic and pyroclastic rocks. This member is overlain by the McClair Member in the central and eastern parts of the property. McClair Member consists of grey to green, homogeneous, porphyritic andesitic flows which locally exhibit good trachytic flow textures.

Undivided Hazelton Group volcanic rocks, immediately east of the fault-bounded wedge of Takla Group volcanics on the Pearl East 1 and 2 mineral claims (Figure 5), are currently thought (Diakow et al,2005) to be upper units of the Toodoggone Formation.

Layered rocks of the Toodoggone Formation, principally the McClair Member, are intruded by a number of dykes and irregular bodies of quartz-hornblende-feldspar porphyry in the northern and eastern property areas (unit D – Figure 5). These are subvolcanic intrusions coeval with the enclosing volcanic rocks. Toodoggone Formation volcanic rocks are also intruded by equigranular granodiorites and quartz monzonites south and east of the current property and a buried intrusion of similar composition has been intersected by previous drilling adjacent to Moosehorn Creek on the PP2 claim. These intrusions are also considered to be comagmatic with the volcanic rocks. Late basalt dykes, generally less than 1 metre wide, occupy faults and represent the youngest intrusive event.


2006 Survey
Line 7000 N
2006 Survey
Line 3000 N
Porphyry Pearl Property
Property Geology
LEGEND

Figure 5 - Legend

Lower Jurassic

Subvolcanic Intrusions

D — Quartz Hornblende Feldspar Porphyry

F — Granodiorite

Hazelton Group

lJH — Andesite flows and pyroclastics

Toodoggone Formation

4 — McClair Member - porphyritic andesite flows

3 — Metsantan Member - trachyandesite lava flows, volcanic conglomerate

1 — Adoogacho Member - dacite ash flow tuffs

Upper Triassic

Takla Group

uTr — - augite basalt, and andesite

Limits of bedrock exposure

Geological contact, - - - - - assumed

Faults

Thrust fault

Mineral prospects and occurrences

Faults of regional extent trend north to north-northwest; examples include those faults along and immediately east of Moosehorn Creek and along the Belle Creek valley (Figure 5). Subsidiary faults strike both northeast and northwest.

MINERALIZATION

Exploratory work to date indicates that the Porphyry Pearl property hosts two principal styles of alteration and precious metals mineralization. These include epithermal silver-gold-base metals-bearing veins and disseminations at the Moose and Marmot prospects and the Mist and East Ridge showings in the central and eastern property areas respectively. Intrusive-related, porphyry copper-gold mineralization occurs at the Porphyry Pearl prospect centred on the PP mineral claims in southern property area (Figure 6).

The Moose silver-base metals zone in the central property area is coincident with a zone of fracturing and shearing associated with the northwesterly-trending regional fault east of Moosehorn Creek (Figure 5). This zone was first investigated by Sumac Mines Ltd. in the early 1980s while following up anomalous values obtained from soil sampling. Surface sampling of isolated bedrock exposures several years later by Texasgulf-Kidd Creek Mines showed the zone to consist of disseminated and vein-type occurrences of sphalerite, galena, pyrite and lesser chalcopyrite. As noted by Peatfield (1981), quartz-carbonate-sulphide veins are central to disseminated mineralization which in turn is enveloped by widespread, disseminated pyrite. Trench sampling returned values of up to 2.8% lead and zinc, 0.27% copper and 19.54 g/t silver, One float sample from within the zone assayed 7% lead, 1.95% zinc, 0.02% copper and 313.72 g/t silver (Peatfield,1981).

Further investigation of the zone (Howell and Sivertz,1985) further refined the alteration patterns including a central banded, brecciated and silicified zone containing varying amounts of barite, chlorite, hematite, sphalerite, pyrite, galena and chalcopyrite enveloped by intense sericite-chlorite-carbonate-pyrite of the volcanic wallrocks and gradational outward to propylitically altered volcanic rocks. The central silicified zones, which have sharp contacts with altered wallrocks, were noted as consisting mainly of silicified volcanic and quartz vein fragments set in a quartz-carbonate-sulphide matrix. These silicified breccias occupy northwest-trending, southwest-dipping fractures, are lens-like in plan, measuring 5 x 1 metres and are best developed within a northwest-trending, 600 metres long by 100-200 metres wide zone (Figure 7).

Sulphide contents of the breccia lenses range up to 30% by volume. Higher silver values are not always coincident with enhanced lead values but rather show some correlation with barite. Highest silver values obtained from grab samples included 2450 and 5340 grams/tonne; gold values were generally low, the best being 2.5 grams/tonne (Howell and Sivertz,1985).

The Marmot zone, 2.5 kilometres east of the Moose zone (Figure 6), was initially reflected by a broad gold in soil anomaly. Sphalerite-galena mineralization is contained in narrow (5-15 centimetres) quartz veins and gold and silver values obtained from surface sampling ranged from 40 to 7000 ppb (parts per billion) gold and 8.5 to 1841 ppm (parts per million) silver (Howell and Sivertz,1985).

The Porphyry Pearl zone, adjacent to Moosehorn Creek in the southern property area (Figure 6), features porphyry style copper-gold mineralization related to an unexposed granodiorite-quartz monzonite intrusion. This zone is discussed in detail in the Drilling section of this report. The periphery of the Porphyry Pearl zone is characterized in part by sericite-pyrite altered rocks in limited exposures along Moosehorn Creek. At one locality, these altered rocks host narrow, east-west striking, moderately to steeply north-dipping quartz-carbonate veins


Porphyry Pearl Property
Mineral Zones & Geochemical
& Geophysical Signatures,
Drill Hole Locations
LEGEND
MINERAL AND GEOCHEM INFO
East Ridge
Mist
JD
Marmot
MM-1
MM-6
MM-2
Moose Ag-Base Metal Zone
Porphyry Pearl
MM-3
N

containing sphalerite, galena and chalcopyrite. Chip sampling over exposed lengths of 0.50 to 0.80 metres returned values of between 30 and 1020 ppb gold and 0.9 to 7.3 ppm silver plus lead. zinc and copper values (Howell and Sivertz,1985).

Other known epithermal mineralization within the current property includes the Mist and East Ridge occurrences in the eastern property area (Figure 6). Initial interest in this area was generated by Serem Ltd. in the early 1980s (Crawford,1982) following the receipt of anomalous gold values in stream sediment samples. Follow-up work located a quartz breccia zone with low gold and silver values within a prominent gossan in the southeastern part of the current Pearl East 2 claim.

Subsequent work led to the discovery of the East Ridge prospect which is a large silicified zone developed along the north-northwest-trending fault separating Takla volcanic rocks on the east from those of the Toodoggone Formation (Figures 5 and 6). Reported dimensions of this zone (Yeager and Ikona,1986) were 300 metres in length and up to 100 metres wide and better mineralization was seen to be hosted by north-northeast, vertically dipping cross-fractures containing chalcedonic quartz, barite and galena and sphalerite. Limited bedrock sampling returned values of up to 14.2 grams/tonne silver, 0.34 gram/tonne gold and 1% lead and zinc. A second silicified and pyritized zone along this same fault structure was identified in the northern part of the Pearl East 1 claim by Lyman (1988). The zone, which is up to 50 metres thick, includes narrow quartz veins containing galena and sphalerite. Detailed bedrock sampling returned low gold and silver values of between 5 and 25 ppb and 0.2 to 5.0 ppm respectively.

A north-northeast fault zone, extending through the Pearl East 1 claim, hosts the Mist occurrence which is 1.5 kilometres west-northwest of the East Ridge zone and 0.6 kilometre east of the tarn lake in the western part of the Pearl East 1 claim (Figure 6). As described by Lyman (1988) and Mark (1994) this occurrence consists of lenses of silicified material with disseminated pyrite plus bands of galena, sphalerite and chalcopyrite within a moderately west-dipping zone which has an exposed strike length of 190 metres. The hangingwall of the structure is marked by a 20 to 50 metres thick zone of intense clay-sericite alteration. Hand trenching and sampling of this occurrence was apparently undertaken in 1990 but no results are available.

EXPLORATION

This section of the report includes a discussion of results of historic surface geochemical and geophysical surveys conducted within the boundaries of the current property for the purpose of providing background information considered to be useful in assessing the merits of the property and in planning future work. Following the discussion of previous exploration work is a discussion of the results of 2006 geophysical surveys completed on behalf of Starfire Minerals Inc.

As previously noted, anomalous precious and base metals values in stream sediment samples collected by Sumac Mines Ltd. in the early 1970s led to the staking of the original claims in the area of the current property. Initial exploration work included the collection of soil samples from an initial 19 kilometres of grid consisting of 122 metres spaced northeast-southwest cross lines. Samples were collected from 'B' horizon material from depths of between 15 and 30 cm at 60 metres intervals along the grid lines. This work identified a 1500 x 300 metres northwesterly trending anomalous zone with values of up between 4.0 and 26.0 ppm silver, 500 to 1000 ppm zinc, 260 to 3900 ppm lead and plus 100 ppm copper (Scott,1972). Spot high gold values of between 320 and 1700 ppb were also identified. Additional sampling of an expanded area the following year (Rodgers,1972) established threshold values for the various elements which were reported as being 110 ppm copper, 600 ppm lead, 870 ppm zinc and 8.7 ppm silver.

Texasgulf undertook further soil sampling in 1980 (Peatfield,1981) along compass lines between the original Sumac grid lines. Results obtained further refined and expanded the previously defined anomalous area. Anomalous values for the various elements within a 2000 x 600 metres zone as reported by Texasgulf were 2.4-25.5 ppm silver, 200-2750 ppm lead, 400-4000 ppm zinc and 50-200 ppm copper. This survey also disclosed the presence anomalous gold and silver values (30-1155 ppb gold; 2.5- 45 ppm silver) in poorly developed soils over an area of 1000 x 500 metres at higher elevations northeast of the original anomalous area. The possible source of these values was thought to be numerous quartz veinlets exposed near the ridge crest (Sutherland,1981).

Previous geophysical work included two Induced Polarization (IP) and fluxgate magnetometer surveys over the grid area established by Sumac Mines Ltd. A limited pole-dipole IP survey completed in 1972 (Yokoyama and Morita,1972) identified high apparent resistivities in the central grid area while percent frequency effects (chargeability) were low. A pulse, time domain IP survey conducted over an expanded area the following year (Yoshida and Kawasaki,1973) delineated the four chargeability anomalies shown on Figure 6. No meaningful results were obtained from the magnetic surveys.

Limited IP and magnetometer surveys, undertaken by Kidd Creek Mines in 1982, were directed to the area of the Porphyry Pearl prospect along Moosehorn Creek (Figure 6) and essentially confirmed the previously identified Sumac IP chargeability anomaly.

Worth noting in this section is a helicopter-borne, high resolution gamma-ray spectrometric and magnetic survey which was completed in the Toodoggone area in 2003 and jointly funded by federal and provincial government agencies and industry partners (Shives et al,2004). Results of this survey provide new gamma ray data and higher resolution aeromagnetic data for the entire region, including the area of the Porphyry Pearl property. The principal objective of the survey was to provide a consistent geophysical and geochemical (by way of determination of radioactive elements; potassium, uranium thorium) framework to complement both regional geological mapping and property-scale exploration. Hydrothermal alteration minerals associated with porphyry and epithermal mineralization in the Toodoggone area are known to respond well to these airborne techniques. These geophysical data are readily available both in hard copy and digital format and were used in the planning and inception of the 2006 magnetic and IP surveys on the Porphyry Pearl property.

Midway through the 2006 field season, equipment and supplies were mobilized to the property and a twenty person camp was constructed. Based in part on the identification of exploration targets identified during the compilation of historic data, a survey grid of 60 line-kilometres of grid was established in the southern property area for subsequent IP and magnetic surveys. The field work was undertaken between August 8 and September 29, 2006 pursuant to . Mine Permit No MX-13-122. The total cost of the 2006 program was $510,594 (A.O. Birkeland, personal communication).

The magnetic and IP surveys were carried out by Peter E Walcott & Associates and survey specifications, results and conclusions are contained in a report entitled "A Report on Induced Polarization and Magnetic Surveys by Peter E Walcott and Associates dated December, 2006" which is included in its entirety as Appendix I of this report. Appendix II includes plan maps of contoured total magnetic field intensity and modeled 3D chargeability and resistivity plus pseudosections of 2D and 3D modeled resistivity and chargeability and two block diagrams illustrating depth slices of modeled chargeability and resistivity. Appendix III includes traditional pseudosections of average IP and calculated resistivity.

As described by Walcott (2006), the geophysical surveys were carried out over seventeen east-northeast trending lines and readings of the earth's total magnetic field were recorded using a GSM-19 proton magnetometer over 53 kilometres of grid. The pole-dipole IP survey, which measured apparent chargeabilities and resistivities, was conducted over 45 kilometres of grid using first to sixth separations with 100 metres dipole spacing. Elevations and horizontal positions of individual line stations were measured using a Brunton altimeter and a Garmin (DGPS corrected) handheld Global Positioning System unit.

The results of the magnetic survey showed excellent correlation with those obtained by the multisensor airborne geophysical survey conducted government agencies in 2004. A regional north-northwesterly-trending fault that extends through the property east of Moosehorn Creek is reflected by a pronounced, linear magnetic low. A small (400 metres diameter) circular magnetic was identified west of the Porphyry Pearl intrusion and another magnetic high can be seen on the eastern extensions of lines 4000 and 4400N.

A strong chargeability response is associated with the Porphyry Pearl showing, further confirming 1974 and 1985 IP survey results. The zone of anomalous chargeabilities, which in part is coincident with a K/Th (potassium/thorium) high identified by government surveys, extends from Line 3000N to 5000N, and is in part associated with higher resistivity values as illustrated on pseudosections and inverted, modeled sections. The plan map of modeled chargeabilities shows the anomalous zone is truncated along its western extremity by the aforementioned regional fault. 2D inversion of the IP data suggests that the causative source(s) extend to depth and apparently plunge both north and south. 3D inversion of the data, which was limited to the southern portion of the survey where the line spacings were sufficiently close, clearly shows the elliptically shaped zone of higher chargeability elongated in a northwesterly direction. Higher resistivities show a similar pattern.

A second zone of anomalous, but less intense, chargeability values identified in the northern grid area immediately west of the regional fault, may represent the top of a deeper buried mineralized system. A third zone of higher chargeabilities underlies the slopes west of McClair Creek and is associated with a K/Th high. This zone may have been partially tested by 1974 drill hole MM-1.

Walcott (2006) recommends additional IP surveys utilizing a larger dipole for the northern grid lines to obtain better depth responses which could possibly tie the Moose mineral showings to a larger mineralized system associated with the Porphyry Pearl.

DRILLING

Initial drilling in the area of the current property, undertaken by Sumac Mines Ltd. in 1974 (Rodgers,1974) consisted 493.5 metres in four holes designed to test the four IP chargeability anomalies identified by previous surveys. Three of these holes were inclined, one was vertical and BQ-size core was recovered. Locations of these holes (MM-1,-2,-3,-6) are shown on Figure 6. The three widely spaced inclined holes intersected volcanic rocks containing up to 6% disseminated pyrite providing a partial explanation for the chargeability anomalies. No analytical results were provided by Sumac Mines but subsequent re-sampling of these holes by Kidd Creek Mines (Sutherland,1982) disclosed the presence of elevated gold values (270-1500 ppb) between hole depths of 110.6 and 119.4 metres in hole MM-1. A 3.8 metres section within this interval returned 2795 ppb gold and 0.6 ppm silver.

The Moose silver-base metals zone was tested by 806.7 metres of BQ diamond drilling in 16 inclined holes completed by New Ridge Resources Ltd. in 1985 (Howell and Sivertz,1985).


0E
4E
8E
12E
16E
20E
24E
Limit of Outcrop
6,372,000 N
16N
12N
8N
Trench
N
100 m
606 550 E
1985 Drill Hole
PbS, ZnS
py, cpy

Figure 7: Porphyry Pearl Property - Moose Silver-Base Metal Zone. (after Howell & Sivertz, 1985).

Locations of these holes are shown on Figure 7 and the more significant results are listed in Table 3.

Table 3 -- Moose Silver-Base Metals Zone Drilling

DRILL HOLE	INCL., AZ.	DEPTH(m)	INTERVAL(m)	LENGTH(m)	Ag(g/t)	Pb(%)	Zn(%)	Au(ppb)
85M-1	-45 @ 035	78.33	0.00-1.60	1.60	23.80			
		Incl.	0.00-0.50	0 50	50 00			
			26.60-28.70	2.10	15.10			
		Incl.	28.30-28.70	0.40	24.00	1.19	4.52	
85M-2	-85 @ 035	45.11	13.44-18.60	5.16	109.30			
		Incl.	17.20-18.60	1.40	367.10			
		Incl.	17.20-18.07	0.87	583.00	0.95	1.45	
			33.00-35.50	2.50	7.30			
85M-3	-60 @ 035	73.76	1.83-6.20	4.37	54.30			
		Incl.	1.83-6.00	4.17	56.20			
		Incl.	4.00-6.00	2.00	76.00			
85M-4	-85 @ 035	37.49	2.90-7.10	4.20	35.80			
		Incl.	4.26-7.10	2.84	46.70			
		Incl.	5.64-7.10	1.45	71.00	0.62	1.96	
			23.70-27.13	3.43	50.50			
		Incl.	23.70-26.64	2.94	58.20			
		Incl.	25.91-27.13	1.22	125 00			
85M-5	-45 @ 035	50.90	6.10-9.75	3.65	26.70			
		Incl.	6.10-8.72	2.62	34.60			
		Incl.	6.80-9.75	2.95	30.90			
			12.93-16.40	3.48	68.50			
		Incl.	14.33-16.40	2.07	100. 50			
		Incl.	15.51-16.40	0.90	227.00	0.51	1.09	150
			24.36-25.50	1.14	13.50			
		Incl.	24.84-25.50	0.66	23.60			
		Incl.	24.36-24.96	0.60	23.00			
85M-6	-85 @ 035	42.06	1.94-3.16	1.22	70.80 .			
		Incl.	2.51-3.16	0 65	131. 70			
		Incl.	2.51-2.59	0.08	885.00	0.33	2.48	25
			20.39-25.60	5.21	185.80			
		Incl.	20.39-23.77	3.38	276.90			
		Incl.	21.79-23.76	1.97	462.60			
		Incl.	21.79-22.10	0.31	2610.00	4.60	13.58	1950
		Incl.	20.39-22.10	1.71	484.60	1.24	3.43	476
85M-7	-45 @ 035	69.19	7.92-13.43	5.51	20.40			
		Incl.	9.54-13.43	3.89	28.10			
		Incl.	9.54-11.46	1.92	47.50	1 06	4.50	
		Incl.	9.54-10.15	0.61	128.00	3.12	12.98	600
85M-8	-85 @ 035	22.25	11.58-13.69	2.11	25.40			
		Incl.	13 20-13.69	0.49	93.00	4.66	13.52	250
85M-9	-45 @ 035	46.33	11.03-14.97	3.94	85 80	0.46	1.22	
		Incl.	12.31-14.97	2.66	121.90	0 65	1.75	
85M-I 0	-85 @ 035	23.47	11 80-14.36	2.56	77.90			
		Incl.	12.80-14.36	1.56	125.00	1.26	3.44	
			21.55-23.47	1.92	133.20			
		Incl.	21.55-22.22	0 67	275.00			
		Incl.	21.55-21. 95	0.40	435.00	1.44	2.76	
85M-11	-45 @ 035	58.52	8.08-9.60	1.52	4.00	0.15	0.50	
			33.53-34.75	1.22	2.00	0.24	0.88	100
			43 68-44.20	0.52	3.00	0.23	1.17	100
			46.33-46.76	0.43	4.0	0.29	1.43	100
85M-12	-45 @ 035	78.33	48.37-49.23	0.86	7.00	0.10	0.32	
			57.79-60.05	2.26	3.00	0.12	0.36	200
			65.75-68.12	2.37	4.10	0.28	0.76	
85M-13	-45 @ 035	53.95	28.99-32.40	3.41	20.90			
		Incl.	30.14-32.40	2.26	24.50			
		Incl.	30.14-30.48	0.34	64.00	5.46	11.28	6000
			31.85-32.40	0.55	48.50	0.74	2.54	
DRILL HOLE	INCL., AZ.	DEPTH(m)	INTERVAL(m)	LENGTH(m)	Ag(g/t)	Pb(%)	Zn(%)	Au(ppb)

85M-14	-45 @ 035	40.23	No significant intercepts					
85M-15	-45 @ 035	46.33	No significant intercepts					
85M-16	-45 @ 035	40.23	29.32-31.76	2.44		6.00	0.50	1.38

The first 6 holes were drilled to test high-grade silver-lead-zinc showings exposed over a 200 metres interval in the western part of the zone illustrated on Figure 7. Zinc and lead values were in all of these holes and silver values greater than 100 grams/tonne were encountered in four holes over hole lengths of between 1.22 and 5.21 metres, Highest grades incuded 2,610 grams/tonne silver and 1.95 grams/tonne gold over a hole length of 0.31 metres in hole 85M-6. Holes M85-7 and -8, which tested a quartz-barite-sulphide showing approximately 95 meters southeast of holes M85-3 and -4, returned low silver values compared with those obtained from surface sampling. Drill holes M85-9 and -10, drilled to test strong strongly anomalous lead, zinc, silver values in soils returned some good silver values over limited intervals.

Hole M85-11 intersected breccia-hosted zinc-lead mineralization visually similar to that seen in the first ten holes but silver values were very low. Holes M85-I2 and -13 were drilled beneath holes M85-3,-4 and M85-7,-8, respectively, to test the zone at greater depths. Both holes intersected short sections of zinc-lead mineralization with low to moderate silver values.
The northwestern part of the silver-base metal zone was tested by drill holes M85-14 and -15 which returned no significant values.

The foregoing results suggest that the exposed quartz-sulphide veins and breccia zones in the central and western parts of the zone, while discontinuous, are contained within a west-dipping, north-northwest trending zone some 30 meters thick and featuring quart-pyrite alteration, silicification and locally high grade silver, lead and zinc values This zone has been traced by drilling over a strike length of 300 metres and may be open along strike and possibly to depth.

The possible continuation of the zone is further suggested by a SurPac model of the Moose Silver-Base Metals Zone (Birkeland, 2006) which shows the previously drilled area and the surrounding 600 x 250 metres zone of anomalous lead and zinc values in rocks and soils as being enveloped by a much broader (1300 x 400 metres), northwest-trending zone of sericite-hematite-clay alteration.

Porphyry Pearl Zone

Porphyry copper-gold mineralization within the Porphyry Pearl zone was first recognized by Sumac Mines Ltd. in the early 1970s while conducting surface investigation of one of four IP chargeability anomalies. A small exposure of intensely altered rock containing abundant pyrite and base metal sulphides was found in Moosehorn Creek near the western margin of the IP anomaly and samples collected from this exposure returned values of up to 3.4 grams/tonne gold, 20.9 grams/tonne silver, 1.04% zinc, 2.96% lead and 0.06% copper. A 122.5 metres vertical drill hole (MM-2), 180 metres east of this exposure (Figure 6) intersected pink to grey intrusive rock with numerous quartz veinlets containing up to 6% pyrite, some magnetite and traces of sphalerite and chalcopyrite. No analytical data accompanied the drill logs filed by Sumac (Rodgers,1974) but subsequent re-sampling of this hole by Kidd Creek Mines (Sutherland,1982) returned values of 600-1800 ppm zinc, 700 ppm lead, 800-2100 ppm copper and 200-4930 ppb gold between hole depths of 53.2 and 107.5 metres.

The Porphyry Pearl zone was subsequently tested by more than 1700 metres of drilling in 11 holes between 1982 and 1991. All but two of these holes recovered NQ-size drill core. Significant results of all holes drilled are listed in Table 4 and drill hole locations are shown on Figure 8 which also shows the outlines of 1974 IP chargeability anomalies.


PP91-6
PP91-7
PP91-3
PP91-5
PP91-1
PP91-2
82-1
82-2
85-18
85-17
MM-2
MM-1
MM-6
PP91-4
QM
6 370 000 N
1974,1982,1985,1991 Drill Hole
1974 IP Survey Chargeability %
Boundary of Qtz. Monzonite Intrusion

Figure 8: Porphyry Pearl Property - Porphyry Pearl Zone (after Fraser, 1992).

Table 4 – Porphyry Pearl Zone Drilling

DRILL HOLE	INCLINATION, AZIMUTH		DEPTH	INTERVAL(metres)	LENGTH(metres)	Au (g/t)	Cu (%)
(1991)							
PP-91-1	-90		154.5m	18.3-154.5	136.2	0.007	0.002
PP-91-2			163.7m	21.3-164.7	143.4	0.192	0.003
			Incl.	97.0-115.0	18.0	0.446	
			Incl.	154.0-164.7	10.7		0.018
PP-91-3			185.0m	27.4-185.0	157.6	0.306	0.019
			Incl	124.0-180.05	6.0	0.463	0.034
			Incl.	124.0-152.0	28.0	0.723	0.058
PP-91-4			126.5m	7.3-125.0	117.7	0.010	0.002
PP-91-5			185.0m	62.2-185.0	122.8	0.274	0.018
			Incl.	117.0-185.0	68.0	0.415	
			Incl.	130.0-185.0	55.0	0.442	0.033
PP-91-6			154.5m	30.5-154.5	124.0	0.350	0.036
			Incl.	98.0-154.5	56.5	0.538	0.043
			Incl.	98.0-126.0	28.0	0.545	0.055
PP-91-7			154 5m	58.0-154.5	96.5	0.014	0.001
(1985)						Au (ppb)	Cu (ppm)
85M-17	-45 @ 000	61.6m		3.05-61.57	58.52	256	320
			Incl.	36.45-36.85	0.40	13.30g/t	1100
85M-18	-45 @ 180	46.3m		3.66-46.33	42.67	285	624
			Incl.	10.61-11. 35	0.74	790	775
			Incl.	31.79- 34.41	2.62	750	695
(1982)						Au (ppb)	Cu (ppm)
82-1	-80 @ 008	239.3m		85 65-90 70	5.05	903	1095
				136.70-140.20	3.50	615	543
				146.00-147.60	1.60	1403	1315
				151.60-152.30	0.70	1900	950
				156.50-158.50	2.00	1490	710
				186.90-187.70	0 80	1750	320
				191.90-192.90	1.00	2900	220
				209.40-210.35	0.95	1050	900
				219.80-221.80	2.00	1278	5580
82-2	-80 @ 008		255 2m	33.00-34.00	1 00	4500	191
				78.00-81.90	3.90	4053	707
			(Assay	78.00-81.90	3.90	2.52 g/t	0.07%)
				87.40-89.10	1.70	1674	708
				94.90-96.00	1.10	3700	511
				108 00-110.00	2.00	1700	815
				128 00-129.00	1.00	1250	480
				171.70-171.95	0.25	2720	8100
				195.00-196.00	1.00	1300	540
				214 00-215.00	1.00	1200	304
				238.00-239.00	1.00	1100	321
				241.00-242.00	1.00	1200	450
				254.00-255.20	1.20	1800	420
(1974)						Au (ppb)	Cu (ppm)
MM-2	-90		122.5m	53.2-55.2	2.00	1235	1110
				59.6-70.6	11.00	1393	1537
				90.10-107.5	17.40	2188	998
			Incl.	102.30-106.50	4.20	2936	1320

Kidd Creek Mines drilled two steeply inclined holes (82-1,-2) a short distance north and west of the previous Sumac hole (Figure 8). Both holes intersected what was described (Sutherland,1983) as porphyritic quartz monzonite below 40 metres of overlying volcanic rocks. Numerous quartz veinlets with magnetite-hematite, pyrite, and lesser sphalerite, galena and chalcopyrite were noted in the altered intrusive rocks as were multiphase intrusive breccias below hole depths of 160 metres. As indicated in Table 3, a number of +1000 ppb gold grades, generally over hole lengths of 1 metre or less, were intersected in both holes. With a few

exceptions, copper grades were found to be between 50% and 80% less than those encountered in Sumac hole MM-2.

The two short, inclined holes (85M-17,-18) completed by New Ridge Resources Ltd. in 1985 were designed to test auriferous quartz-carbonate sulphide veins exposed in altered rocks along Moosehorn Creek. Both holes intersected low gold values (256 and 285 ppb) over entire hole lengths and some narrow intervals of less than 1 metre returned multigram gold values. Copper values were low.

The most comprehensive drilling program conducted on the Porphyry Pearl Zone was the 1991 program completed by Golden Rule Resources Ltd. This program involved 1123.7 metres of diamond drilling in seven vertical holes at spacings of approximately 500 metres (Figure 8).

Altered quartz monzonite – granodiorite was intersected in four of the holes and the apparent size of this northwest elongate, buried intrusion measures 1100 x 800 metres and is open both to the northwest and southeast. The length of casing required in holes PP-91-2,-3,-5,-6 and -7 ranged from 21 to 62 metres and is indicative of both significant overburden cover and extensively weathered bedrock below the valley floor marginal to Moosehorn Creek.

As noted, four of the holes completed (PP-91-2,-3, -5 and -6) intersected intensely altered grey-green intrusive rocks of apparent quartz monzonite – granodiorite composition. Observed alteration included abundant feldspar which is completely altered to sericite and locally, alunite (Fraser,1991) and original mafic minerals in the form of chlorite-sericite. Grey quartz phenocrysts remain intact. The intensity of alteration in the upper parts of holes PP-91-2, -3 and -5 resulted in core recoveries of only 15% to 50% to depths of between 90 and 110 metres (Fraser,1991).

Locally intense fracturing, both perpendicular and oblique to core axes, was also noted in the intensely altered intrusive rocks. These fractures are occupied by quartz veinlets, quartz stockworks and discrete veins sometimes accompanied by K-feldspar, alunite and barite. Pervasive, disseminated and stringer pyrite within the intrusive rocks averages between 7% and 10% by volume and locally may be up to 15%. Chalcopyrite content averages 1% while galena and sphalerite locally amount to between 1% and 3%.

Enhanced gold and copper values (+0.50 grams/tonne and +0.035% respectively) were found at hole depths of more than 100 metres or below the zone of intensely altered and weathered intrusive rocks.

Holes PP-91-1, -4, and -7 intersected volcanic rocks described as lapilli and crystal tuffs containing 3% to 5% disseminated pyrite and minor sphalerite and magnetite. Hole P-91-4, drilled to test a Sumac IP chargeability anomaly, intersected porphyritic andesite containing 3% pyrite.

SurPac 3-dimensional modeling of the Porphyry Pearl Zone (Birkeland, 2006) is somewhat limited by widely spaced drilling to date. Alteration patterns include a subcircular zone of propylitic alteration of unknown lateral extent enveloping two zones of sericite alteration, the westernmost of which is crudely coincident with higher IP (induced Polarization) response. Marginal to this sericite alteration zone are enhanced copper values which are flanked on the east by anomalous zinc and lead values.

SAMPLING METHODS AND ANALYSES

Previous exploratory work within the boundaries of the current Porphyry Pearl property was carried out by a number of companies between 1971 and 1991. Records of sampling procedures and analytical methods employed by these companies are reasonably complete and are considered by the writer to have been in accordance with standard industry practices of the day.

Soil samples collected by Sumac Mines Ltd. between 1971 and 1974 were analyzed by Chemex Labs Ltd. of North Vancouver, B.C. utilizing perchloric-nitric acid digestion and subsequent atomic absorption spectrophotometry to determine trace amounts of silver and base metals. Trace gold was also determined by atomic absorption methods following an aqua regia digestion. Rock samples were analyzed by the same procedures following crushing and pulverizing.

Bondar Clegg and Company Ltd. and Min-En Laboratories Ltd., both of North Vancouver, B.C., were used by Kidd Creek Mines Ltd. for analyses for soil, rock and drill core samples in between 1980 and 1982. Bondar Clegg used aqua regia sample digestion and subsequent atomic absorption for the determination of silver and base metals; gold contents were determined by fire assay. Min-En used perchloric-nitric acid for sample digestion plus atomic absorption for silver and base metals; gold was determined following a hot aqua regia digestion.

New Ridge Resources Ltd. made use of CDN Resource Laboratories Ltd. of Delta, B.C. during the 1985 exploration program. Atomic absorption procedures were used for determination of trace base and precious metals contents following a nitric acid digestions; gold and silver assays were performed by fire assay with gravimetric finish.

Acme Analytical Laboratories of Vancouver, B.C. was used by Golden Rule for analyses of drill cores recovered in 1991. Pulverized samples were digested by aqua regia for subsequent determination of 30 trace and major elements by ICP methods; gold was determined for 10 gram samples by way of atomic absorption procedures. Drill cores were sampled at 1 metre intervals, split and stored on the property.

The writer is of the opinion that sampling methods and analytical procedures employed between 1971 and 1991 were in accordance with industry standards.

DATA VERIFICATION

The writer has not collected samples for analyses from the Porphyry Pearl property but has relied on his personal knowledge of the Toodoggone River area to accept the analytical values reported herein as being a reasonable representation of the tenor of known mineralization within the current property area.

Virtually all of the information used in the preparation of this report is on public record in the form of assessment reports filed with the BC Ministry of Energy and Mines. Since the early 1970s, technical reports accepted for assessment work purposes have been prepared by qualified technical persons in conformity with guidelines for reporting exploration and development work as outlined in regulations of the Mineral Tenure Act for British Columbia. The writer has no reason to doubt the quality or veracity of the data contained in the referenced assessment reports.

INTERPRETATION AND CONCLUSIONS

The Porphyry Pearl property includes at least two styles of gold-base metals mineralization.

The Porphyry Pearl zone in the southern property area, which has received the most attention to date, includes copper-gold mineralization in a porphyry environment consisting of disseminated and fracture-filling sulphide minerals within, and possibly adjacent to, a potentially large, intensely altered, buried granitic intrusion. While values obtained from previous diamond drilling are generally low, it is significant that entire hole lengths of four 1991 drill holes average 0.28 gram/tonne gold and 0.02% copper. Two of the holes include intervals of 28 and 57 metres averaging 0.723 and 0.538 gram/tonne gold and 0.06% and 0.04% copper. Enhanced gold and copper values within the system are found at hole depths in excess of 100 metres. Only two previous holes have tested the zone to depths of 200 metres.

The second style of mineralization known on the Porphyry Pearl property includes a number of epithermal precious and base metals prospects. The Moose silver-base metals zone in the central property area is the most thoroughly investigated of these. Previous closely spaced drilling suggests that the central part of this zone consists of a number of discrete lenses of limited size. Other prospects in the central property area, including the Marmot gold-silver zone and an area of anomalous gold-silver in soils have been only partially investigated.

Epithermal gold-silver mineralization, exposed in several places on the Pearl East claims is associated with northwest and northeast fault zones of regional extent. Only limited exploratory work has been done in this part of the property.

The recently compiled MapInfo GIS database and SurPac 3-dimensional modeling of previous diamond drilling will each be of value in generating exploration targets for additional investigation. Of equal importance is the fact that both of these systems also provide readily accessible repositories for storing, retrieving and analyzing newly generated exploration results.

The IP survey conducted in 2006 has identified three zones of anomalous chargeability values. The most significant are the high chargeabilities associated with the Porphyry Pearl mineral showing. This response is part of an elongate anomalous zone extending northwesterly from the southern limits of survey coverage a distance of some 2 kilometres. The western edge of this zone is truncated by a regional north-northwest fault, the presence of which is also reflected by a linear magnetic low feature. 2D and 3D inversion of the IP data indicate that the zone extends to depth and is elliptical in plan. The results of this modeling, coupled with the presence of a coincident K/Th high, suggest that the zone of high chargeability values may be reflecting an intrusive plug and an associated porphyry mineralizing system.

A second, smaller and somewhat deeper zone of high chargeabilities was identified west of the regional fault zone in the northern part of the survey grid and a third area of strong response was also noted some 2 kilometres to the east of the main anomaly.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

RECOMMENDATIONS

The writer is of the opinion that the Porphyry Pearl property is of sufficient merit to warrant further exploratory work. It is recommended that this additional work be conducted in two phases in order to gain a better understanding of the property. The undertaking of second phase is necessarily contingent on results obtained from the initial work program.

The Porphyry Pearl zone should receive the highest priority for recommended first phase work. Extensive records of previous exploratory work within and marginal to this zone are now contained in GIS and SurPac databases which will assist in prioritizing exploration targets.

The 2006 Induced Polarization and magnetic surveys have identified areas for diamond drilling in the area of the Porphyry Pearl Zone. It is recommended that these be tested by a first phase program consisting of five drill holes, each approximately 600 metres in length, for a total of 3000 metres. It may be in order to consider some deep IP surveying over the best target area prior to drilling with the thought that such work could be funded by way of the contingency funds or by a modest reduction in the amount of drilling.

As previously noted, depths of overburden in the area of the Porphyry Pearl zone are in the order of 30 to 50 metres which inhibits conventional geochemical techniques. The writer recommends that an orientation soil geochemical survey utilize partial leach methods prior to analysis.

Surface prospecting and geological mapping in areas of known mineralization within the large property area is also recommended as part of first phase work.

A second phase of diamond drilling, contingent on the results obtained from Phase I work, might consist of a 3000 metres program to further test zones identified by first phase work and to test targets identified by ongoing geophysical and geochemical surveys.

COST ESTIMATE

Phase I	
Diamond Drilling, 5 holes @ 600m, Total=3,000m	$ 315,000
Mapping, prospecting, surface sampling	10,000
Analytical	30,000
Camp	42,000
Helicopter Contract	49,400
Fixed Wing	9,600
Travel	3,200
Supervision, Tech Report	30,000
Mobilization	10,000
Contingency @10%	50,800
Total Phase I	**$ 550,000**

Phase II	
Diamond Drilling, 5 holes @ 600m, Total=3,000m	$ 315,000
Mapping, prospecting, surface sampling	10,000
Analytical	30,000
Camp	42,000
Helicopter Contract	49,400
Fixed Wing	9,600
Travel	3,200
Supervision, Tech Report	30,000
Demobilization	10,000
Contingency @10%	50,800
Total Phase II	**$ 550,000**

"Signed" and "Sealed"

N.C. Carter, Ph.D. P.Eng.

REFERENCES

Basil, C. (1987): Assessment Report on the Kidview and Amethyst Valley Claims, BC Ministry of Energy and Mines Assessment Report 16488

Birkeland, A.O. (2006): Geological Report and GIS Database Compilation on the Porphyry Pearl Property, Toodoggone River Area, Omineca Mining Division, British Columbia, BC Ministry of Energy Mines and Petroleum Resources Assessment Report

Birkeland, A.O. (2007): Geological and Geophysical Report on the Porphyry Pearl Property, Toodoggone River Area, Omineca Mining Division, British Columbia, BC Ministry of Energy Mines and Petroleum Resources Assessment Report

Burton, Alex and Scott, T. Cameron (1980): Assessment report on Geochemical and Physical Work on the Moosehorn Property, BC Ministry of Energy and Mines Assessment Report 8058

Carter, N.C. (1972): Toodoggone River Area in Geology Exploration and Mining in British Columbia in 1971, BC Ministry of Energy Mines and Petroleum Resources, pages 63-70

Carter, N.C. (1985): Geological Report on the Moose Property, Toodoggone River Area, British Columbia, private report for New Ridge Resources Ltd.

Carter, N.C. (2005): Geological Report on the Porphyry Pearl Property, Toodoggone River Area. Omineca Mining Division, British Columbia, private report for Golden Dawn Minerals Inc. dated February 22, 2005

Crawford, S.A. and Vulimiri, M. (1981): Geological and Geochemical Report on the Oxide Claim, BC Ministry of Energy and Mines Assessment Report 8998

Crawford, S.A. (1982): Geochemical Report on the Oxide and Lou Claims, BC Ministry of Energy and Mines Assessment Report 10242

Diakow, L.J., A. Panteleyev and T.G. Schroeter (1993): Geology of the Early Jurassic Toodoggone Formation and Gold-Silver Deposits in the Toodoggone River Map area, Northern British Columbia; British Columbia Geological Survey Bulletin 86

Diakow, L.J. and Shives, R.B.K. (2004): Geoscience Partnerships in the Toodoggone River and McConnell Creek Map Areas, North-Central British Columbia, *in* BC Ministry of Energy and Mines Geological Fieldwork, 2003, Paper 2004-1, p.27-32

Diakow, L., Nixon, G., Lane, B. and Rhodes, R. (2005): Toodoggone Geoscience Partnership: Preliminary bedrock mapping Results from the Swannell Range: Finlay River – Toodoggone River Area (94E2 and 7), North-Central British Columbia, *in* BC Ministry of Energy and Mines Geological Fieldwork, 2004, Paper 2005-1, p.93-108

Fraser, Ian (1991): Porphyry Pearl Property – 1991 Exploration Program Summary Report, BC Ministry of Energy and Mines Assessment Report 22226

Howell, William A. and Sivertz, George W.G. (1985): Report on Prospecting, Geological Mapping, Geochemical Surveys and Diamond Drilling on the Moose Property, BC Ministry of Energy and Mines Assessment Report 13961

Kowall, C. (1985): Geological and Geochemical Report on the Amethyst Valley and Kidview Mineral Claims, BC Ministry of Energy and Mines Assessment Report 12974

Lyman, David A. (1988): Geological, Geochemical and Geophysical Report on the Amethyst Valley and Kidview Claims, BC Ministry of Energy and Mines Assessment Report 17683

Mark, David G. (1994): Geophysical Report on Resistivity and IP Surveys on a portion of the Amethyst Valley Claim, Oxide Peak, BC Ministry of Energy and Mines Assessment Report 24009

Peatfield, G.R. (1981): Report on Geological and Geochemical Surveys, BC Ministry of Energy and Mines Assessment Report 9269

Panteleyev, Andrejs (1991): Gold in the Canadian Cordillera – A Focus on Epithermal and Deeper Environments in Ore Deposits, Tectonics and Metallogeny in the Canadian Cordillera, BCMEMPR Paper 1991-4, p.167-212

Rodgers, T. (1972): Report on the Geology and Geochemistry of the Moosehorn Group, BC Ministry of Energy and Mines Assessment Report 4061

Rodgers, T. (1975): Moosehorn – McClair Project, 1974 Diamond Drilling, BC Ministry of Energy and Mines Assessment Report 5072

Scott, T.C. (1972): Geochemical Report on the Moosehorn Group, Sumac Mines Ltd. BC Ministry of Energy and Mines Assessment Report 3832

Shives, R.B.K., Carson, J.M., Ford, K.L., Holman, P.B., Diakow, L. (2004): Toodoggone MultiSensor Geophysical Survey, BC Ministry of Energy and Mines Open File 2004-8

Sutherland, I.G. (1981): Report on Geological and Geochemical Surveys, Moose 81, Scree 81 Mineral Claims, BC Ministry of Energy and Mines Assessment Report 9832

Sutherland, I.G. (1982): Report on the Examination of Drill Core, Moose 1-3 Mineral Claims, BC Ministry of Energy and Mines Assessment Report 10291

Sutherland, I.G. (1983): Report on Diamond Drilling and Examination of Drill Core, Moose 3 Mineral Claim, BC Ministry of Energy and Mines Assessment Report 11238

Sorbara, J.Paul and Arnold, Robert R. (1988): Report on the Amethyst Valley and Kidview Claims (Oxide Peak Property), Toodoggone River Area, private report for Shayna Resources Inc.

Thorstad, L. (1980): Upper Paleozoic Volcanic and Volcaniclastic rocks in Northwest Toodoggone Map Area, British Columbia; Geological Survey of Canada Paper 80-1B, p. 207-211.

Walcott, Peter E and Associates. (2006): A Report on Induced Polarization and Magnetic Surveying, Porphyry Pearl Property, Toodoggone Area, Omineca M.D., B.C.

Yeager, D.A. and Ikona, C.K. (1986): Assessment Report on the Oxide Peak Property, BC Ministry of Energy and Mines Assessment Report 12974

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Yokoyama, T. and Morita, J. (1972): Geophysical Report on IP and Magnetic Surveys, Moosehorn Property, BC Ministry of Energy and Mines Assessment Report 4062

Yoshida, M. and Kawasaki, K. (1973): Geophysical Report in IP and Magnetic Surveys on the Moosehorn, Sum and Jug Groups, BC Ministry of Energy and Mines Assessment Report 4592

N.C. CARTER, Ph.D., P.Eng.
Consulting Geologist

1410 Wende Road
Victoria, B.C V8P 3T5
Canada

Phone 250-477-0419
Fax 250-477-0429
Email nccarter@shaw ca

CERTIFICATE of AUTHOR

I, NICHOLAS C. CARTER, Ph.D., P.Eng., do hereby certify that:

1. I am a Consulting Geologist, with residence and business address at 1410 Wende Road, Victoria, British Columbia.

2. I graduated with a B.Sc. degree in geology from the University of New Brunswick in 1960. In addition, I obtained a M.S. degree in geology from Michigan Technological University in 1962 and a Ph.D. degree in geology from the University of British Columbia in 1974.

3. I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1966. I am a Fellow of both the Canadian Institute of Mining, Metallurgy and Petroleum and the Geological Association of Canada and am a past director of The Prospectors and Developers Association of Canada and a past president of the British Columbia and Yukon Chamber of Mines.

4. I have practiced my profession as a geologist, both within government and the private sector, in eastern and western Canada and in parts of the United States, Mexico and Latin America for more than 40 years. Work has included detailed geological investigations of mineral districts, examination and reporting on a broad spectrum of mineral prospects and producing mines, supervision of mineral exploration projects and comprehensive mineral property evaluations.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the technical report titled Technical Report on the Porphyry Pearl Property, Toodoggone River Area, Omineca Mining Division, British Columbia, dated May 1, 2007. I have examined and reported on a number of mineral deposits and prospects in the Toodoggone River district over the past 35 years and personally inspected the subject mineral property on a number of occasions between 1982 and 1995. The most recent personal inspection of the property was carried out July 9, 1995.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

9. I am independent of the issuer.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Victoria, British Columbia this 1st day of May, 2007

"Signed" and "Sealed"

N.C. Carter, Ph.D. P.Eng.

Appendix I

A Report on Induced Polarization and Magnetic Surveying
Peter E Walcott and Associates, December, 2006

CERTIFICATION.

1. I am graduate of the University of Toronto in 1962 with a B.A.Sc. in Engineering Physics, Geophysics Option.

2. I have been practicing my profession for the last forty four years.

3. I am a member of the Association of Professional Engineers of British Columbia and Ontario.

4. I hold no interest, direct nor indirect, in Arnex Rsources Ltd., nor do I expect to receive any.

Peter E. Walcott, P.Eng.

Vancouver, B.C.
December 2006

A REPORT

ON

INDUCED POLARIZATION & MAGNETIC SURVEYING

Porphyry Pearl Property
Toodoggone Area,
Omineca M.D. , B.C.
57° 28'N, 127° 16'W
N.T.S. 94E/06

For

ARNEX RESOURCES LTD.

North Vancouver, B.C.

BY

PETER E. WALCOTT & ASSOCIATES LIMITED

Vancouver, B.C.

DECEMBER 2006

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

TABLE OF CONTENTS

INTRODUCTION.

Between August 22nd & September 16th, 2006, Peter E. Walcott & Associates Limited undertook a magnetic and induced polarization (I.P.) survey over a part of the Porphyry Pearl property, located some 500 kilometres north northwest of Prince George, British Columbia, for Amex Resources Ltd.

The survey was carried out over seventeen N240° E trending lines established by line cutters contracted by Amex. In addition another three were covered with magnetics only.

Readings of the earth's total magnetic field were recorded using a GSM19 proton magnetometer on the magnetic survey, while measurements – first to sixth separation – of apparent chargeability – the I.P. response parameter – and resistivity were made using the pole – dipole technique with a 100 metre dipole.

In addition the elevations and horizontal positions of the line stations were measured using a Brunton altimeter and a Garmin (DGPS corrected) handheld GPS unit.

The I.P. data are presented as individual pseudo sections at a scale of 1:10,000 while the magnetic data is presented in contour form on an idealized plan map of the grid at the same scale.

2 & 3D inversion ere carried out on the data with the results of the former presented as individual pseudo sections, and those of the latter as contoured depth slices.

PURPOSE.

The purpose of the survey was to examine the induced polarization response associated with the Porphyry Pearl showing – known to exhibit one as per the 1974 survey – and to use it in the search for similar mineralization on the property.

SURVEY SPECIFICATIONS.

Magnetic Survey.

The magnetic survey was carried out using a GSM 19 proton precession magnetometer manufactured by GEM Instruments of Richmond Hill, Ontario. This instrument measures variations in the total intensity of the earth's magnetic field to an accuracy of plus or minus one nanotesla. Corrections for daily variations in the earth's field – the diurnal – were made by comparison with a similar instrument set up at a fixed location – the base – where recordings were made at 10 second intervals.

The Induced Polarization Survey.

The induced polarization (I.P.) survey was conducted using a pulse type system, the principal components of which were manufactured by Huntec Limited of Metropolitan Toronto, Canada and Iris Instruments of Orleans, France.

The system consists basically of three units, a receiver (Iris), transmitter (Huntec) and a motor generator (Huntec). The transmitter, which provides a maximum of 7.5 kw d.c. to the ground, obtains its power from a 7.5 kw 400 c.p.s. three phase alternator driven by a Honda 20 h.p. gasoline engine. The cycling rate of the transmitter is 2 seconds "current-on" and 2 seconds "current-off" with the pulses reversing continuously in polarity. The data recorded in the field consists of careful measurements of the current (I) in amperes flowing through the current electrodes C_1 and C_2, the primary voltages (V) appearing between any two potential electrodes, P_1 through P_7, during the "current-on" part of the cycle, and the apparent chargeability, (M_a) presented as a direct readout in millivolts per volt using a 200 millisecond delay and a 1000 millisecond sample window by the receiver, a digital receiver controlled by a micro-processor – the sample window is actually the total of ten individual windows of 100 millisecond widths.

The apparent resistivity (ρ_a) in ohm metres is proportional to the ratio of the primary voltage and the measured current, the proportionality factor depending on the geometry of the array used. The chargeability and resistivity are called apparent as they are values which that portion of the earth sampled would have if it were homogeneous. As the earth

SURVEY SPECIFICATIONS cont'd

sampled is usually inhomogeneous the calculated apparent chargeability and resistivity are functions of the actual chargeability and resistivity of the rocks.

The survey was carried out using the "pole-dipole" method of surveying. In this method the current electrode, C_1, and the potential electrodes, P_1 through P_7, are moved in unison along the survey lines at a spacing of "a" (the dipole) apart, while the second current electrode, C_2, is kept constant at "infinity". The distance, "na" between C_1 and the nearest potential electrode generally controls the depth to be explored by the particular separation, "n", traverse.

On this survey a 100 metre dipole was employed and first to sixth separation readings were obtained. In all some 45 kilometres of I.P. and some 53 kilometres of magnetic traversing were completed.

Horizontal control.

The horizontal position of the stations were recorded using a Garmin 76 GPS unit and CDGPS receiver

The latter output corrections obtained from Canadian reference stations via Pacific Crest radio modems to the Garmin for more accurate horizontal locations.

Vertical Control

The elevation of the stations were recorded using an ADC Summit altimeter manufactured by Brunton of Wyoming, U.S.A. This instrument measures elevations using barometric pressures to an accuracy of plus or minus 3 metres. Corrections for errors due to variations in atmospheric pressure were made by comparison to readings obtained on a similar instrument, held stationary at one location – base -, at 10 minute intervals.

SURVEY SPECIFICATIONS cont'd

Data Presentation.

The I.P. data are presented as individual pseudo section plots of apparent chargeability and resistivity at a scale of 1:10,000 on the topographic profile. Plots of the 21 point moving filter – illustrated on the pseudo section – for the above are also displayed in the top window to better show the location of the anomalous zones.

The magnetic data is presented in contour form on an idealized plan map of the grid at 1:10,000.

Two dimensional smooth model inversion of the resistivity and chargeability was carried out using the Geotomo RES2DINV Algorithm, an algorithm developed by Loke et-al. This algorithm uses a 2-D finite element method and incorporates topography in modeling resistivity and I.P. data. Nearly uniform starting models are generated by running broad moving-average filters over the respective lines of data. Model resistivity and chargeability properties are then adjusted iteratively until the calculated data values match the observed as closely as possible, given constraints which keep the model section smooth. The smooth chargeability and resistivity models were then imported into Geosoft format for presentation at the same scale of 1:10,000 on the topographic profile. A slight discrepancy can be observed between the measured and modeled plots as the former are processed in Geosoft which assumes horizontal distances for the station separation.

Three dimensional (3D) inversion of the resistivity and chargeability was also carried out on the southern portion of the grid using the Geotomo RES3DINV Algorithm, also developed by Loke et al. This algorithm involves defining the 3D space beneath the survey area with a series of small discrete rectangular prism (a mesh). Additional prisms – padding cells – are added to the sides of the block to shift edge effects away from the area of interest.

The resulting model can be sliced in both vertical and horizontal planes for better visualization.

DISCUSSION OF RESULTS.

The results obtained here should be studied in conjunction with the results of previous work on the property, well documented in the 2005 report on the property by Arne Birkeland, P.Eng.

The results of the magnetic survey showed excellent correlation with those obtained on the 2004 multi sensor airborne survey conducted by the G.S.C.

The dominant north northwesterly trending fault that transects the property east of Moosehorn Creek has a well developed magnetic low expression.

A small magnetic high is discernible west of the Porphyry Pearl intrusive plug.

Another magnetic high can be seen on the eastern ends of Lines 4000 and 4400N, the two lines that were extended to the east.

East of these two lows are discernible K/Th ratio highs.

The chargeability results show a strong response to be associated with the Porphyry Pearl showing, as expected based on the 1974 & 85 I.P. surveys – circa 3300E on Line 3800N, coincident with the above mentioned K/Th high.

The anomalous zone that encompasses this response extends from Line 3000N to 5000N, associated with higher resistivities, as can be seen on the respective pseudo sections and inverted sections.

It appears to be truncated on its western extremity by the fault.

2D inversion suggests that the causative source(s) extend to depth apparently plunging northwards and southwards.

3D inversion, which was limited to the southern portion of the survey where the lines were sufficiently close together, i.e. line spacing twice the dipole length, yielded an elliptical shaped chargeable zone elongated along the grid's north south direction as shown in screen capture – Figure 1, and on the 125 metre depth level slice.

DISCUSSION OF RESULTS cont'd

This is associated with a zone of higher resistivity as can be seen in Figure 2, and on the 125 metre level slice of resistivity.

The majority of the historic Porphyry Pearl drilling was carried out within this zone.

This zone could extend to depth to the north beneath the Moose Ag-Base Metal zone and to the south beneath the valley floor.

A second narrower less intense zone of higher chargeability response is discernible on Lines 5200 to 6600N associated with lower resistivities on the western side of/or within the fault zone.

It is better defined on the larger separations and could represent the top of a deeper buried mineralized system.

A third zone of anomalous chargeability undefined to the north and south – can be seen on the slopes on the west side of McClear Creek as evidenced by the plots on Lines 4000 and 4400N respectively, downslope from the Marmot showing.

This correlates with the zone outlined on the 1974 I.P. survey and is associated with a previously mentioned K/Th high. It was apparently tested as to its causative source by drill hole MM-1.

SUMMARY, CONCLUSIONS & RECOMMENDATIONS.

Between August 22nd and September 16th, 2006, Peter E. Walcott and Associates Limited conducted a limited magnetic and induced polarization survey for Arnex Resources Ltd.

The survey was carried out over seventeen N240° E oriented lines on the Porphyry Pearl property located in the Toodoggone district of British Columbia, circa 500 kilometres north northeast of Prince George.

The results showed a strong response to be associated with the Porphyry Pearl showing. This response is part of a long anomalous zone extending at an azimuth of 330 from the southern edge of the coverage for some 2 kilometres, apparently truncated on its western edge by the major north northwest fault.

2D inversion carried out on the data obtained over this zone showed the response extended to depth, and suggested the zone might plunge to the north and south.

3D inversion on the closely spaced line data defined an elliptical shape response associated with the intrusive plug, and with a K/Th high.

A second smaller and somewhat deeper zone was observed west or within the above mentioned fault on the northern portion of the grid.

A strong response was also noted some 2 kilometres to the east of the two extended lines.

Additional surveying with a larger dipole could be carried out on the northern lines to further examine the response at depth with an eye to tying the Moose showing to a larger system associated with the Porphyry Pearl.

The present coverage should be extended to the south to close off the undefined zone.

SUMMARY, CONCLUSIONS & RECOMMENDATIONS cont'd

Larger separation surveying could be done over the Porphyry Pearl to better define its extension to depth although a couple of deep drill holes might yield better information at this time.

However before committing to further work geological information obtained from surface mapping and drilling should be integrated into the 3D inversion model.

Respectfully submitted,

PETER E. WALCOTT & ASSOCIATES LIMITED

Peter E. Walcott, P.Eng.
Geophysicist

Vancouver, B.C.
December 2006

APPENDIX

COST OF SURVEY

Peter E. Walcott & Associates Limited undertook the survey on a daily basis. Mobilization and reporting were extra so that the total cost of services provided was $76,910.00.

PERSONNEL EMPLOYED ON SURVEY.

Name	Occupation	Address	Dates
Peter E. Walcott	Geophysicist	Peter E. Walcott & Associates Limited 506-1529 W, 6th Ave. Vancouver, B.C.	Sept. 30th, Dec. 12th – 14th, 06
Alexander Walcott	Geophysicist	"	Oct. 2nd – 8th, 06
T. Kocan	Geophysical Operator	"	Sept. 22nd -Sept. 16th, 2006
B. Lajeunesse	"	"	"
M. Russell	Geophysical Assistant	"	"
T. Scott	"	"	"
I. White	"	"	"
J. Gordon	"	"	"
J. Walcott	Report Prep.	"	Dec. 30th, 2006

Appendix II

Magnetic and IP Plan Maps, Modeled Pseudosections, Depth Slice Diagrams



3D MODELLED RESISTIVITY




ARNEX RESOURCES LTD


ARNEX RESOURCES LTD.
INDUCED POLARIZATION SURVEY
CONTOURS OF MODELLED RESISTIVITY


Modelled Resistivity (Ohm-m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.


ARNEX RESOURCES LTD.


Modelled Resistivity (Ohm m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ANNEX RESOURCES LTD.


Modeled Resistivity (Ohm-m)
Modeled Chargeability (mV/V)
Elevation (metres)


Modelled Resistivity (Ohm-m)
Modelled Chargeability (mV/V)
ARNEX RESOURCES LTD





Modelled Resistivity (Ohm m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.





Modelled Resistivity (Ohm-m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.


Modelled Resistivity (Ohm-m)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.
PORPHYRY PEARL PROPERTY


Modelled Resistivity (Ohm-m)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.


Modelled Resistivity (Ohm m)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.
PORPHYRY PEARL PROPERTY
AUGUST 2006


Modelled Resistivity (Ohm m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.


Modelled Resistivity (Ohm-m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.
AUGUST 2008


Modelled Resistivity (Ohm-m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.
AUGUST 2005


Modelled Resistivity (Ohm-m)
Elevation (metres)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.
AUGUST 2003



Modelled Resistivity (Ohm-m)
Modelled Chargeability (mV/V)
Elevation (metres)
ARNEX RESOURCES LTD.




1575
2000
2500
3000
East
3500
4000

3D MODELLED CHARGEABILITY
DEPTH 125 metres

Appendix III

IP Pseudosections


70+00 N
Dipole-Pole Array
INTERPRETATION
ARNEX RESOURCES LTD
INDUCED POLARIZATION SURVEY


30+00 N
INTERPRETATION


INTERPRETATION


34+00 N
INTERPRETATION


36+00 N


38+00 N




42+00 N




40+00 N
INTERPRETATION


INTERPRETATION


50+00 N
Dipole-Pole Array
INTERPRETATION
ARNEX RESOURCES LTD
INDUCED POLARIZATION SURVEY


52+00 N
Dipole-Pole Array
INTERPRETATION
ARMEX RESOURCES LTD
INDUCED POLARIZATION SURVEY


56+00 N
INTERPRETATION
ARNEX RESOURCES LTD.
INDUCED POLARIZATION SURVEY


60+00 N
Dipole-Pole Array
INTERPRETATION
ARTEX RESOURCES LTD
INDUCED POLARIZATION SURVEY


64+00 N
Dipole-Pole Array
ARNEX RESOURCES LTD
INDUCED POLARIZATION SURVEY



66+00 N
INDUCED POLARIZATION SURVEY

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

June 7, 2007 **SFR: TSX-V**

Starfire Receives Independent Report Recommending 2-Phase Diamond Drill Program on the Porphyry Pearl Property

Starfire Minerals Inc. has received a 43-101 compliant Technical Report by Dr. N.C. Carter, PhD, P. Eng. which reviews the results of the 2006 Geophysical Surveys and recommends additional work, principally a diamond drill program, on the Porphyry Pearl copper-gold property. The complete technical report will be available at www.sedar.com and at the Company's website www.starfireminerals.ca

The property, which is situated in the Toodoggone mining district in northern British Columbia, consists of 6,000 hectares between 6 and 14 kilometres north of the Toodoggone River, some 300 kilometres north of Smithers, and approximately 60 kilometres northwest of the Kemess South Mine which is one of the largest copper-gold porphyry deposits in production in BC, owned and operated by Northgate Minerals Corp (NGX-T)

The 2006 program was conducted during the period August 8 to September 17 and consisted of approximately 60 line-kilometres of line cutting, approximately 50 line-kilometres of magnetometer and pole-dipole Induced Polarization ("IP") surveys, the results of which were previously released (January 10, 2007).

In his report, Dr. Carter recommends a first phase of five 600-metre diamond drill holes on selected targets in the Porphyry Pearl Zone that is expressed in the IP survey as a zone of anomalous chargeability over an area of approximately three and one-half kilometres by up to one kilometre in width. The estimated cost of the first phase program is $550,000. He notes that it is significant that the entire lengths of four 1991 drill holes average 0.28 gram/tonne gold and 0.02% copper and that two of the holes include intervals of 28 and 57 metres averaging 0.723 and 0.538 gram/tonne gold and 0.06% and 0.04% copper respectively. He also notes that enhanced gold and copper values within the system are found at hole depths in excess of 100 metres and that only two of the previous holes have tested the zone to depths of 200 meters. Dr. Carter also recommends additional surface prospecting and geological mapping in mineralized areas; consideration of deep IP surveys over the highest-priority target area, as well as an orientation partial-leach soil geochemical survey as an additional discriminator due to the up to 50 metre glacial till cover over much of the target area.

The contingent second phase recommended by Dr. Carter also consists of 3,000 metres of diamond drilling at an additional estimated cost of $550,000.

The qualifying person who reviewed this News Release is Philip J. Rush, P.Geo. a Director of Starfire Minerals Inc.

For further details on the Porphyry Pearl property, including past exploration work, please refer to the News Releases of January 17, 2006, March 20, 2006, and January 10, 2007 which are available on Starfire's website at www.starfireminerals.ca.

Starfire Minerals Inc. holdings include nickel, uranium and precious & base metal divisions with properties in Ontario, Quebec, and British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

THIS PRESS RELEASE WAS PREPARED BY MANAGEMENT WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

May 17, 2007

NEWS RELEASE

STARFIRE INTERSECTS 3.51% NICKEL OVER 1.5 METERS ON THE LANGMUIR TOWNSHIP PROPERTY

Vancouver, May 17, 2007 – Starfire Minerals Inc. is pleased to announce the intersection of nickel mineralization by diamond drilling carried out on the Company's 100% owned Langmuir Nickel project near Timmins, Ontario. The Company drilled four holes between February and April 2007 to test South Zone mineralization as a continuation of the 2006 drill program (holes EL-06-01 to 03), the results of which were reported by Starfire in its January 2, 2007 news release.

Hole EL-07-04 was stopped early at 188 meters and did not reach its target depth due to a structural change in orientation of the stratigraphy. Consideration will be given to deepening this hole.

Hole EL-07- 05 reached its target depth of 288 meters but failed to intersect the zone.

Hole EL-07-06 was collared on the frozen tailings pond from the Langmuir #2 Mine to test the South Zone up-dip from the intersection in hole EL-06-03 reported on January 2, 2007 (4.48% nickel, 0.37% copper over a core length of 5.55 meters). Mineralization intersected in EL-07-06 from 202.0 – 203.5 meters was sampled as a single interval and consists of millerite-pentlandite filled fractures at the lower komatiite-dacite contact. **The interval contains 3.51% nickel and 0.065% copper over a core length of 1.5 meters.** The estimated true thickness of this intersection is 80% of the core length and it occurs at a vertical depth of 190 meters below surface. The hole was completed at a depth of 229 meters and is located 30 metres west of the Inspiration Mining/Starfire Minerals claim boundary.

Hole EL-07-07 was stopped early at 117 meters due to deteriorating ice conditions. This hole will be re-drilled at a later date.

The collar locations of the 2007 program are listed in the following table:

Hole #	Azimuth	Inclination	Northing	Easting
EL-07-04	332	60	0+76	2+75
EL-07-05	325	45	1+40	3+50
EL-07-06	340	72	3+80	3+70
EL-07-07	340	55	3+80	3+70

Samples of the AWT-size core selected for analysis were split, with one half of the sample retained for reference. Assays were performed by Swastika Labs of Swastika, Ontario utilizing the following method for nickel and copper: A 0.5 gram sample of the pulp is dissolved in a beaker with 5 ml HNO_3 plus 10 ml HCl, and diluted to 100 ml with distilled water. The solution is analyzed by atomic absorption spectrophotometry. Analytical runs include repeats, a blank, and a standard for quality control and assurance.

Exploration on the entire claim group will resume in June.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 for this release is Philip J. Rush, P.Geo.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"*Dan Mosher*"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

April 23, 2007

Item 3.News Release

A News Release dated and issued April 23, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

April 23, 2007

SIGNED: "Dan Mosher"
____
Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

April 23, 2007

NEWS RELEASE

Starfire Acquires another Uranium Prospect in Quebec

Starfire Minerals Inc. (the "Company") wishes to announce that it has acquired 18 staked claims consisting of 919 hectares in Opinaca area of Northern Quebec known as the Lordeau Property. This property is a Uranium prospect and is in the early stages of exploration.

Previous work on the property consisted of the drilling of 84 shallow holes, totalling 1,611 meters. This work was prior to the implementation of National Policy 43-101 and as such cannot be relied upon.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

April 18, 2007

Item 3.News Release

A News Release dated and issued April 18, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

April 18, 2007

SIGNED: "Dan Mosher"
____
Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

April 18, 2007

NEWS RELEASE

Starfire Receives Preliminary Report Indicating Positive Results from Geophysical Surveys Conducted on the Stobie Lake Uranium Property

Starfire Minerals Inc. is pleased to announce it has received a favorable report dated April 5, 2007 "Geophysical Report on the Radiometric and Magnetic Survey on the Stobie Lake Uranium Property in the Sudbury Mining Division, Ontario." The report was prepared by David Mark, P.Geo. of Geotronics Consulting Inc., and the data from the survey was collected under his direction.

This survey was completed during March, 2007 to follow up the results from an airborne magnetic, radiometric, and VLF-EM survey flown by Terraquest in late October – early November, 2006 that covered the entire property.

Management Summary:

Surface radiometric and magnetic surveys were carried out during the March of 2007 within a western portion of the Stobie Lake Uranium Property located 57 km north-northeast of the city of Sudbury, Ontario, within Grigg and Stobie townships. The purpose of the radiometric survey was to confirm and refine the airborne radiometric anomalies. The purpose of the magnetic survey was to aid in the geological interpretation of the property.

The survey was based on cut lines at 100-meter intervals and stations were read at 12.5-meter intervals. The radiometric survey was carried out with an EDA differential spectrometer taking total count readings as well as potassium, uranium and thorium readings over highly anomalous areas. The magnetic survey was carried out with two Gem Systems, GSM-19 proton precession magnetometers, one being used for monitoring diurnal variation.

Results:

The ground survey clearly identified four radiometric targets within the previously-identified airborne anomaly for further exploration. The main radiometric anomaly ("A") strikes north-northeasterly for a distance of 450 meters and is about 200 meters wide. Radiometric anomaly "B" occurs within the northwestern corner of the survey and is part of a much longer airborne anomaly that is 900 meters long. Radiometric anomaly "C", 200 meters by 150 meters, occurs in the southeast corner of the survey. Radiometric anomaly "D" occurs 150 meters to the north of anomaly C. and is about 250 meters long by 175 meters wide.

Follow-up:

A program of mapping and prospecting is planned to assess the significance of the anomalies. In-fill and expanded grid-cutting and radiometric surveying, trenching and diamond drilling will follow as warranted.

Management comments:

Starfire is extremely pleased that the ground radiometric survey has validated the airborne survey and led to specific targets on this portion of the property. Detailed planning for the late-spring field program will commence immediately.

Work also continues or is scheduled for several of Starfire's other properties including: the Langmuir nickel property in Timmins, Ontario, the Cross-Structure and Capri Uranium properties in Quebec, and the Prophryr Copper/Gold project in British Columbia.

Starfire Minerals Inc is a professionally managed exploration company; which has three wholly owned subsidiaries: Starfire Uranium Inc., Starfire Nickel Inc., and Starfire Precious Metals Inc. Each division is focused on exploration with its respective properties for uranium and nickel in the Canadian provinces of Quebec and Ontario and on precious and base metals in British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

April 23, 2007

NEWS RELEASE

Starfire Acquires another Uranium Prospect in Quebec

Starfire Minerals Inc. (the "Company") wishes to announce that it has acquired 18 staked claims consisting of 919 hectares in Opinaca area of Northern Quebec known as the Lordeau Property. This property is a Uranium prospect and is in the early stages of exploration.

Previous work on the property consisted of the drilling of 84 shallow holes, totalling 1,611 meters. This work was prior to the implementation of National Policy 43-101 and as such cannot be relied upon.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

April 18, 2007

NEWS RELEASE

Starfire Receives Preliminary Report Indicating Positive Results from Geophysical Surveys Conducted on the Stobie Lake Uranium Property

Starfire Minerals Inc. is pleased to announce it has received a favorable report dated April 5, 2007 "Geophysical Report on the Radiometric and Magnetic Survey on the Stobie Lake Uranium Property in the Sudbury Mining Division, Ontario." The report was prepared by David Mark, P.Geo. of Geotronics Consulting Inc., and the data from the survey was collected under his direction.

This survey was completed during March, 2007 to follow up the results from an airborne magnetic, radiometric, and VLF-EM survey flown by Terraquest in late October – early November, 2006 that covered the entire property.

Management Summary:

Surface radiometric and magnetic surveys were carried out during the March of 2007 within a western portion of the Stobie Lake Uranium Property located 57 km north-northeast of the city of Sudbury, Ontario, within Grigg and Stobie townships. The purpose of the radiometric survey was to confirm and refine the airborne radiometric anomalies. The purpose of the magnetic survey was to aid in the geological interpretation of the property.

The survey was based on cut lines at 100-meter intervals and stations were read at 12.5-meter intervals. The radiometric survey was carried out with an EDA differential spectrometer taking total count readings as well as potassium, uranium and thorium readings over highly anomalous areas. The magnetic survey was carried out with two Gem Systems, GSM-19 proton precession magnetometers, one being used for monitoring diurnal variation.

Results:

The ground survey clearly identified four radiometric targets within the previously-identified airborne anomaly for further exploration. The main radiometric anomaly ("A") strikes north-northeasterly for a distance of 450 meters and is about 200 meters wide. Radiometric anomaly "B" occurs within the northwestern corner of the survey and is part of a much longer airborne anomaly that is 900 meters long. Radiometric anomaly "C", 200 meters by 150 meters, occurs in the southeast corner of the survey. Radiometric anomaly "D" occurs 150 meters to the north of anomaly C. and is about 250 meters long by 175 meters wide.

Follow-up:

A program of mapping and prospecting is planned to assess the significance of the anomalies. In-fill and expanded grid-cutting and radiometric surveying, trenching and diamond drilling will follow as warranted.

Management comments:

Starfire is extremely pleased that the ground radiometric survey has validated the airborne survey and led to specific targets on this portion of the property. Detailed planning for the late-spring field program will commence immediately.

Work also continues or is scheduled for several of Starfire's other properties including: the Langmuir nickel property in Timmins, Ontario, the Cross-Structure and Capri Uranium properties in Quebec, and the Prophryr Copper/Gold project in British Columbia.

Starfire Minerals Inc is a professionally managed exploration company; which has three wholly owned subsidiaries: Starfire Uranium Inc., Starfire Nickel Inc., and Starfire Precious Metals Inc. Each division is focused on exploration with its respective properties for uranium and nickel in the Canadian provinces of Quebec and Ontario and on precious and base metals in British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

April 3, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce the issuance of 250,000 shares with respect to its acquisition of the Montreal River Property located north of Sault Ste. Marie, Ontario. These shares are subject to a four month hold period expiring July 31, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

Quarterly Report-January 31, 2007

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the quarter ended January 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS
Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the quarter ended January 31, 2007 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on development of shareholder equity.

The company over the previous two years has been successful in entering into options and or ownership on various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company is continuing in its program of further exploration of its uranium properties which included Aerial surveys over 4 properties to assist in determining as to how best to proceed with further exploration and development of those properties in Quebec and Ontario discussed further on in more detail under properties. We are presently drilling the Langmuir nickel property in Ontario, and exploratory work on the Stobie Lake property and preparing budgets for the Cross Structure and the Porphyry Pearl Copper/Gold property in British Columbia.

We refer to SEDAR, (www.sedar.com) which contains technological reports on Capri, Cross Structure, Langmuir and Porphyry Pearl, projects. We refer to our year end financial report and quarterly January 31, 2007 wherein are described details re options or ownership of each of the 11 properties.

The Company has a total of 12 properties the most recent property acquired in March 2007 is the Otish Mountain uranium property in Quebec. With these properties the Company will expand its proposed exploration programs with potential in uranium, nickel, copper & gold and other precious minerals.

The company intends to further pursue and evaluate mineral properties for acquisition with the objective of acquiring mineral property resource assets that are prospective for expansion and that may be developed feasibly. This process will ensure continued maximum exposure and leverage with regards to the Uranium, Base Metals and Precious Metal markets.

Starfire Minerals Inc. through its 100 % ownership of three subsidiary companies, Starfire Uranium Inc., Starfire Nickel Inc. and Starfire Precious Metals Inc. with completion of the transfer of various properties will enhance the opportunity for effective development, joint venture partnerships and other financing opportunities.

The properties, discussed further below, in which we presently hold an interest and we consider beneficial, will be transferred to the appropriate subsidiary company on completion of "arrangement agreement". The properties including any new acquisitions and depending on their mineral type are to be assigned to one of Starfire Uranium, Starfire Nickel or Starfire Precious Metals. The proposed restructuring and transfer of the various properties are subject to any

governmental, regulatory and/or other approvals that may be required.

Presently the company is concentrating on its holdings in the Timmins, Ontario area that are prospective for nickel, copper, zinc, gold and platinum group metals with further exploration on the British Columbia and Quebec properties planned for Spring and Summer as weather permits. We refer to our news release January 2, and January 3rd on Sedar re drilling results and drilling program on Langmuir nickel property.

With the portfolio mix of properties, it has increased the opportunity for funding to be raised in order to further evaluate their potential.

While we will be commenting on various aspects of the Companies in this report we remind the general public and others who read this report that detailed news releases are posted with SEDAR at www. sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been interlisted on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at www.sedar.com.

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss includes Stock based compensation, Professional, Consulting fees and general operating cost exploration of properties.

Selected Quarterly Results

	3 months Ended January 31 2006 (un-audited)	3 months Ended April 30 2006 (un-audited)	3 months Ended July 31 2006 (un-audited)	3 months Ended Oct 31 2006 (un-audited)	3 months Ended January 31 2007 (un-audited)
Financial Results					
Interest and other Income	$0	$661	$3,140	$2,616	$2,036
Operating expenses	$250,641	$398,267	$305,437	$748,609	$330,397
Net Loss	$250,641	$397,606	$302,297	$ 89,393	$328,361
Loss per share	$ 0.01	$0.01	$0.01	$0.002	$0.01

	3 months Ended October 31 2005 (un-audited)	3 months Ended July 31 2005 (un-audited)	3 months Ended April 30 2005 (un-audited)	3 months Ended January 31 2005 (un-audited)	3 months Ended October 31 2004 (un-audited)
Financial Results					
Interest and other income	$0	$ 0	$ 0	$ 0	$ 0
Operating expenses	$388,312	$260,106	$121,123	$129,320	19,292
Net Loss	$227,476	$260,106	$121,123	$129,320	19,292
Loss per share	$ 0.01	$ 0.01	$ 0.006	$ 0.007	0.001

Fourth Quarter results:

The loss for the three months ended October 31, 2006 was $89,393 compared to loss of $227,416 in three months ended October 31, 2005 The income generated for the fourth quarter in the amount of $2,616.00 is interest earned on bank deposits. The operating expenses totaling

$748,609 for the quarter includes a compensation accrual of $398,381 based on options issued not necessarily exercised. Other costs including Professional Fees, Travel and Promotion and consulting fees expensed for quarter includes costs of preparation property exploration development, arranging for future financings and management of the various properties. The Company recorded an income tax recovery adjustment of $656,600 during the year ended October 31, 2006."

Results of Operations for 3 months ended January 31, 2007

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at January 31,2007.

The Company incurred a net loss before income tax of $328,361 ($0.01 per share) compared with a net loss of $250,641 for the quarter ended January 31, 2006 ($0.01 per share). The increase in the current quarter is partially a result of accounting process of reflecting option based compensation.

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

Outstanding Share Data

As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments

Mr. Freeman Smith P. Geo resigned as Director effective February 28, 2007 and Mr. Philip J. Rush, P. Geo as the Qualified person appointed Director effective March 1, 2007.

The Company has established a working relationship with a Management Company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The Management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in more detail.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from 1,700 meters drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration work. The Company recently has completed an Airborne Radiometric and Magnetic Survey which is now under review in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the city of Quebec near Havre-St. Pierre in eastern Quebec. The Company posted for the Cross Structure property a 43-101 compliant technical report, we refer the reader to the news release dated December 22, 2005 on SEDAR. With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we have a phase 1 proposed budget for further exploration totaling $350,000 with further work scheduled for spring 2007

The Company optioned a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. This property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. With a proposed budget of $45,000 the Company presently has a crew doing preliminary exploration work on the property including grid work, trenching, sampling and if warranted will consider drilling on this property in the ensuing year. The Company recently completed an Airborne Radiometric and Magnetic Survey. This survey is now under review results of which will determine the extent of further exploratory work to be performed.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company as announced April 18, 2006 commenced exploration and as a result of favourable findings from the drilling program and as confirmed in our news release January 3, 2007 has proceeded with a further drill program now underway. It is proposed to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole.

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. The 43-101 compliant technical report completed in 2004 indicates that additional exploratory work is warranted and should proceed on the property. We refer to the news release on SEDAR providing details on the acquisition, past exploration activity and property description. Further exploration was completed in the fall for an estimated cost of $500,000 preparation of a budget is in process for the next phase of exploration

scheduled for the spring to summer 2007.

The Company holds 5 groups of claims within the Timmins mineral belt described as the **Carman Property**. The Company announced May 17, 2006 its intention to further explore the property having filed on Sedar a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation in the Langmuir area and Liberty Mines Inc in Timmins the Company will be addressing the best course of action to take to proceed with exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario.
The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares with in ten days of TSX approval, 200,000 on each of the two anniversary years. Subject to 2% net smelter royalty. Work commitment requirements $185,000 over three years.

A recent Airborne Radiometric and Magnetic Survey was completed on both Montreal River and Montreal River North. A review of these surveys are underway to best determine as to how the Company intends to proceed with further exploration of the Montreal River properties.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect a Toronto based Investor Relation firm. Term of contract is 5000 per month and 200,000 incentive stock options at $0.25 per share expiring October 2, 2008, with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is

dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to item 2 headed Significant Accounting Policies contained in the notes to the audited annual financial statements available at www.sedar.com for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events

1. Company acquired option for 100% interest in Uranium property described as the Otish Mountain Property located in Quebec.

2. Further to Langmuir South January 3, 2007 press release with weather permitting drilling program now in progress.

3. We have received airborne surveys of Montreal River, Montreal River North, Capri and Stobie Lake properties and these surveys are now under review.

The Company has estimated a budgeted for total property acquisition and expenditures of $3,349,658 for the period ending October 31, 2007. However with the continued success in raising capital the Company will possibly accelerate its exploratory program and bring forward a portion of budget which was projected to be expensed in year 2008.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Other

Share Capital:

1. Authorized: unlimited number of common shares without par value.
2. Common shares issued and outstanding as at January 31, 2007 are 50,346,011.
3. As at January 31, 2007, there were 4,055,000 incentive stock options outstanding.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Dan Mosher, President of Starfire Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc**. (the issuer) for the interim period ending January 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 2, 2007

"Dan Mosher"
Dan Mosher
President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Boyce Butler, Chief Financial Officer of Starfire Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Starfire Minerals Inc**. (the issuer) for the interim period ending January 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 2, 2007

"Boyce Butler"
Boyce Butler
Chief Financial Officer

STARFIRE MINERALS INC.

FINANCIAL STATEMENTS

JANUARY 31, 2007

(UNAUDITED)

(PREPARED BY MANAGEMENT WITHOUT REVIEW BY THE COMPANY'S AUDITOR)

STARFIRE MINERALS INC.
CONSOLIDATED BALANCE SHEETS
JANUARY 31, 2007

		January 31, 2007 (unaudited)		October 31, 2006
ASSETS				
CURRENT				
Cash	$	**669,917**	$	736,758
Receivable		**80,698**		84,643
		750,615		821,401
MINERAL PROPERTIES (Note 3)		**2,776,815**		2,382,829
	$	**3,527,430**	$	3,204,230
LIABILITIES and SHAREHOLDERS' EQUITY				
CURRENT				
Accounts payable and accrued liabilities	$	**148,462**	$	266,823
Due to related parties (Note 6)		**3,000**		18,793
		151,462		285,616
SHAREHOLDERS' EQUITY				
Share capital (Note 4)		**10,035,668**		9,423,953
Contributed surplus (Note 4)		**664,689**		490,689
Deficit		**(7,324,389)**		(6,996,028)
		3,375,968		2,918,614
	$	**3,527,430**	$	3,204,230

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

ON BEHALF OF THE BOARD:

"Basil Pantages"
Director

"Dan Mosher"
Director

STARFIRE MINERALS INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED JANUARY 31, 2007
(UNAUDITED)

	2007	2006
REVENUE		
Interest income	$ 2,036	$ -
EXPENSES		
Stock based compensation	174,000	-
Audit and accounting	5,550	11,025
Bank charges and interest	4,565	252
Consulting	5,180	94,500
Legal	-	12,462
Management fees	59,750	12,450
Office, printing and telephone and miscellaneous	20,616	42,800
Property investigation	6,000	14,775
Rent	22,800	23,150
Transfer agent's fees and listing fees	2,343	11,685
Travel and promotion	29,593	27,542
	330,397	250,641
NET LOSS FOR THE PERIOD	(328,361)	(250,641)
DEFICIT AT BEGINNING OF PERIOD	(6,996,028)	(5,956,091)
DEFICIT AT END OF PERIOD	$ (7,324,389)	$ (6,206,732)
LOSS PER SHARE	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	$ 48,591,723	$ 30,129,830

STARFIRE MINERALS INC.
STATEMENT OF CASH FLOWS
THE THREE MONTHS ENDED JANUARY 31, 2007
(UNAUDITED)

	2007	2006
OPERATING ACTIVITIES		
Net loss for the period	$ (328,361)	$ (250,641)
Change in non-cash operating working capital		
Accounts receivable	3,948	24,310
Accounts payable	(118,364)	(148,478)
Stock based compensation	174,000	-
Prepaid expenses	-	13,161
	(268,777)	(361,648)
FINANCING ACTIVITIES		
Sale of shares	611,715	578,250
Due to directors	(15,793)	12,719
	595,922	590,969
INVESTING ACTIVITIES		
Mineral properties	(393,986)	(198,980)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(66,841)	30,341
CASH, BEGINNING OF PERIOD	736,758	84,385
CASH, END OF PERIOD	$ 669,917	$ 114,726

1. NATURE OF OPERATIONS

Starfire Minerals Inc. (the "Company") was incorporated in British Columbia, Canada. The Company's is a resource exploration company which is mostly engaged in acquiring and developing mineral properties.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of these mineral properties. The amounts shown as exploration expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting standards applicable to a going concern which assumes that the Company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to continue operations or does not receive continued financial support from its shareholders. Should the Company be unsuccessful in raising additional finance for ongoing operations there would be substantial doubt about the ability of the Company to continue as a going concern. As at January 31, 2007, the Company had a working capital of $599,153 and has accumulated a deficit of $7,324,389 and continues to incur losses from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, the determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Source of Generally Accepted Accounting Principles

Effective July 1, 2004, the Company adopted the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles" ("GAAP"). This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not explicitly dealt with in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management's estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Asset Retirement Obligations

The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At January 31, 2007, the Company has not incurred or committed any asset retirement obligations related to its properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts. The Company intends to comply with all environmental regulations. Presently, the Company has not received any communication from regulatory authorities.

Impairment of Long-lived Assets

The Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Flow-through Shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Net proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences if such expenditures meet the definition of a qualified expenditure pursuant to the Income Tax Act (Canada) and are renounced to the investor. On the date that the Company renounces flow-through expenditures to the holder of the flow-through common share and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations as long as the taxable temporary difference is expected to reverse.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the fair value method to all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Future Income Tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

3. MINERAL PROPERTIES

	January 31, 2007	Year ended October 31, 2006
Acquisition and staking costs	$ 192,000	$ 512,488
Deferred exploration expenditures	201,986	1,130,701
Total cost incurred during the year	393,986	1,643,189
Mineral properties written off / written down	-	-
Balance, beginning of year	2,382,829	739,640
Balance, end of year	$ 2,776,815	$ 2,382,829

3. MINERAL PROPERTIES (continued)

Allocated to resources properties as follows

	Note	2007	2006
Capri uranium property, Quebec	5(e)	$ 808,229	$ 804,136
Porphyry Pearl Property, BC	5(h)	781,081	590,111
Langmuir South, Ontario	5(d)	479,249	370,438
Cross Structure property, Quebec	5(f)	291,010	268,912
Montreal River, Ontario	5(i)	145,139	96,216
Montreal North / Suganaqueb, Ontario	5(j)	83,391	83,391
Shaw Township property, Ontario	5(k)	81,680	81,680
Stobie Townships, Ontario	5(g)	95,832	76,741
Carman Township, Ontario	5(b)	9,802	9,802
Black Township, Ontario	5(a)	1,401	1,401
Eldorado Township, Ontario	5(c)	1	1
		$ 2,776,815	$ 2,382,829

a) Black Township, Ontario:

During the year ended October 31, 1998, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Black Township, Ontario. To earn this interest, the Company paid $100,000. The Company acquired the remaining 50%. During the year ended October 31, 2003, the Company wrote down the property to $50,000 with a further $25,000 write down during the year ended October 31, 2004 and during the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended October 31, 2006, the Company staked further claims in the area.

b) Carman Township, Ontario:

During the year ended October 31, 1999, the Company entered into an option agreement to acquire a 50% interest in mineral claims in the Carman Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company paid $100,000. During the year ended October 31, 2000, the Company entered into an option agreement to acquire the additional 50% interest in these mineral claims for $75,000, subject to 3% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000 at any time prior to production. During the year ended October 31, 2005, the Company wrote down the property to $1 and during the year ended October 31, 2006, the Company reviewed the project for potential exploration work.

c) Eldorado Township, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire a 100% interest in a mineral claim in the Eldorado Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company issued 75,000 shares, at a deemed value of $7,500 plus cash, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1

3. MINERAL PROPERTIES (continued)

d) Langmuir South, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire 4 claims in the Timmins Division, Ontario. To earn this interest, the Company issued 160,000 shares, at a deemed value of $16,000 and paid $5,000, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1. During the year-ended October 31, 2006, the Company conducted an exploration program.

e) Capri Uranium Property, Quebec:

On May 12, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 25 claims called the Capri Property located in western Quebec. To earn this interest, the Company is to make cash payments totaling $250,000, issue a total of 2,100,000 shares and incur $2,000,000 exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
On Agreement execution date		$25,000 (1)	
Within 10 days of TSX approval	600,000(1)		
On or before May 31, 2005		$10,000 (1)	
On or before June 30, 2005		$10,000 (1)	
On or before July 30, 2005		$10,000 (1)	
On or before September 15, 2005		$20,000 (1)	
On or before November 30, 2005	600,000(1)	-	
On or before January 31, 2006		$25,000(1)	
First anniversary of the Agreement			$125,000(1)
On or before May 12, 2007	400,000(2)	$100,000(2)	$600,000 (3)
On or before November 30, 2007	500,000	$50,000	
Third anniversary of the Agreement			$1,275,000 (3)
Total	2,100,000	$250,000	$2,000,000 (3)

(1) Shares have been delivered, payments made and exploration expenditures made.
(2) Modified as per March 11, 2006 agreement
(3) Modified as per March 11, 2006 agreement whereby no further property expenditures required other than presently incurred. Additional further expenditures is to be developed by May 12, 2007

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

3. MINERAL PROPERTIES (continued)

f) Cross Structure Property, Quebec:

On March 4, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 37 claims called the Cross Structure Property located in east-central Quebec. To earn this interest, the Company is to make cash payments totaling $90,000, issue a total of 700,000 shares and incur $700,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)		
On or before June 15, 2005		$15,000 (1)	
On or before March 1, 2006	200,000(1)	$25,000(1)	
Second anniversary of the Agreement			$100,000
On or before March 1, 2007	200,000	$25,000	
Third anniversary of the Agreement			$250,000
On or before March 1, 2008	200,000	$25,000	
Fourth anniversary of the Agreement			$350,000
Total	700,000	$90,000	$700,000

(1) Shares have been delivered and payments made

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

g) Stobie Lake uranium prospect, Ontario:

On February 25, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 32 claims located in the Stobie Lake uranium prospect in Grigg and Stobie Townships, situated northeast of Sudbury, Ontario. The Property is subject to 1% NSR which can be purchased for a purchase price of $1,000,000. To earn this interest, the Company issued total of 400,000 shares as follows:

Option Exercise Schedule	Issue Shares	
Within 5 days of TSX approval	200,000	(1)
First anniversary of the Agreement	100,000	(1)
Second anniversary of the Agreement	100,000	(2)
Total	400,000	

(1) Shares have been delivered
(2) Second anniversary shares issued as part of acceleration agreement

3. MINERAL PROPERTIES (continued)

h) Porphyry Pearl Property, BC:

On February 21, 2006, the Company entered into a Mining Option Agreement ("Agreement") to acquire a 100% interest in 10 mineral claims located in the Omineca Mining Division, BC called the Porphyry Pearl Claims ("Pearl Claims). Under the terms of the Agreement, the Company would acquire a 100% undivided interest in the Pearl Claims in consideration of cash payment of $530,000, issue 3,600,000 shares and incur $4,750,000 of exploration expenditure as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditure	3rd Party Payments
On Agreement execution date		$15,000 (1)		$2,500 (1)
Within 10 days of TSX approval	400,000(1)			
On or before August 15, 2006				
On or before August 24, 2006				$2,500 (1)
On or before January 12, 2007	800,000(3)			
First anniversary of the Agreement			$400,000	$2,500
On or before August 24, 2007				$2,500
On or before October 15, 2007		$50,000		
On or before January 12, 2008	800,000			
Second anniversary of the Agreement		$65,000(2)	$750,000	$2,500
On or before October 15, 2008		$150,000		
On or before January 12, 2009	800,000			
Third anniversary of the Agreement			$1,000,000	
On or before October 15, 2009		$250,000		
On or before January 12, 2010	800,000			
Fourth anniversary of the Agreement			$1,100,000	
Fifth anniversary of the Agreement			$1,500,000	
Total	**3,600,000**	**$530,000**	**$4,750,000**	**$12,500**

(1) Shares have been delivered, payments made
(2) Amended from August 15, 2006 to second anniversary (February 21, 2008)
(3) Issued subsequent to year ended October 31, 2006

The Property is subject to 3% net smelters royalty of which 1.5% can be purchased within 30 days of the Property being placed into commercial production for the sum of $3,000,000. Two claims units comprising part of the Pearl Claims are subject to cash payments to a third party. The Company would make a $12,500 payment to the third party for fulfillment of the cash payment requirement. The two claims are also subject to 2% net smelter royalty which can be purchased up to a 50% aggregate for a sum of $3,000,000. During the first quarter the company issued 800,000 shares at $0.24 per share.

i) Montreal River, Ontario:

On March 30, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 14 claims located in the Peever, Smilsky and Slater Townships of Ontario. Also it was agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company. To earn this interest, the Company made cash payment totaling $10,000, issue a total of 700,000 shares, and incur $500,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$10,000 (1)	
On or before March 30, 2007 (1st Anniversary)	250,000		$50,000
On or before March 30, 2008 (2nd anniversary)	250,000		$225,000
On or before March 30, 2009 (3rd anniversary)			$225,000
Total	700,000	$10,000	$500,000

(1) Shares have been delivered and payment made.

The Property is subject to 2% NSR which 1% can be purchased for $1,000,000.

3. MINERAL PROPERTIES (continued)

j) Montreal North / Suganaqueb, Ontario:

On August 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 16 claims located in the Suganaqueb Township of Ontario. To earn this interest, the Company made cash payment totaling $25,600, is to issue a total of 600,000 shares and incur $285,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$25,600 (2)	
On or before August 22, 2007 (1st Anniversary)	200,000		$35,000
On or before August 22, 2008 (2nd anniversary)	200,000		$100,000
On or before August 22, 2009 (3rd anniversary)			$150,000
Total	600,000	$25,600	$285,000

(1) Shares have been delivered
(2) Payment made for staking of 16 claims at $100 per claim

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1% can be purchased for a purchase price of $1,000,000.

k) Shaw Township, Ontario:

On March 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 2 claims located in the Shaw Township of Ontario. To earn this interest, the Company is to issue a total of 200,000 shares, made a cash payment of $10,000 and is to incur $25,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)	$10,000 (1)	
On or before May 30, 2006			$25,000 (2)
On or before March 22, 2007 (1st Anniversary)	100,000		
Total	200,000	$10,000	$25,000

(1) Shares have been delivered and payment made
(2) Extension extended to September 29, 2006 and exploration expenditures incurred.

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1.5% can be purchased for a purchase price of $1,500,000.

4. SHARE CAPITAL

(a) Authorized – unlimited common shares without par value

4. SHARE CAPITAL (continued)

(b) Issued and outstanding:

	Note	Number		Amount
Balance, October 31, 2005		31,017,953		6,544,482
Finders fees		242,367		-
Private placement at $0.20		2,000,000		400,000
Finders fees		70,000		-
Private placement at $0.25		964,230		241,057
Finders fees		79,500		-
Private placement at $0.35		540,100		189,035
Private placement at $0.35		501,721		175,602
Finders fees		62,010		-
Private placement at $0.25		488,480		122,120
Finders fees		3,848		-
Private placement at $0.35		611,156		213,904
Private placement at $0.35		172,858		60,500
Finders fees		28,829		-
Private placement at $0.28		5,357,138		1,500,000
Finders fees		267,855		(124,500)
Private placement at $0.25		180,000		45,000
Exercise of stock options at $0.11 per share		476,000		52,360
Exercise of stock options at $0.13 per share		595,345		77,395
Exercise of stock options at $0.18 per share		63,045		11,348
Exercise of warrants at $0.12		100,000		12,000
Exercise of warrants at $0.15		1,065,000		159,750
Shares for debt at $0.35		50,000		17,500
Acquisition of mineral property – Capri		600,000		84,000
Acquisition of mineral property - Cross structure		200,000		27,000
Acquisition of mineral property - Griggs/Stobie		200,000		28,000
Acquisition of mineral property - Pearl		400,000		96,000
Acquisition of mineral property - Shaw		100,000		34,000
Acquisition of mineral property - Montreal River		200,000		62,000
Acquisition of mineral property – Montreal North		200,000		52,000
Recovery of future income tax asset				(656,600)
Balance, October 31, 2006		46,837,435	$	9,423,953
Exercise of stock options at $0.13 per share		200,000		26,000
Exercise of warrants at $0.15 per share		2,195,006		329,251
Issued for Pearl Property		800,000		192,000
Exercise of warrants at $0.20 per share		278,570		55,714
Exercise of warrants at $0.25 per share		35,000		8,750
Balance, January 31, 2007		50,346,011	$	10,035,668

4. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at $0.20 per unit for total proceeds of $400,000. Of the total, 975,000 units consisted of one flow-through common share and one non-flow through share purchase warrant, and the remaining 1,025,000 units consisted of one non-flow-through common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share at $0.25 for a two-year period (expiring December 9, 2007). In connection with this private placement, the Company issued 70,000 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 964,230 units at $0.25 per unit for total proceeds of $241,057. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two-year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 79,500 shares of the Company as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 1,041,821 units at $0.35 for total proceeds of $364,637. Of the total, 501,721 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 540,100 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 62,010 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 488,480 units at $0.25 per unit for total proceeds of $122,120. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 3,848 shares of the Company as finders' fees.

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 784,014 units at $0.35 for total proceeds of $274,405. Of the total, 172,858 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 611,156 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two-year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 28,829 shares of the Company as finders' fees

4. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 5,357138 units at $0.28 per unit for total proceeds of $1,500,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for a two-year period (expiring August 21, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled. In connection with this private placement, the Company issued 267,855 shares of the Company, paid $124,500 and granted 535,714 warrants as finders' fees

During the year ended October 31, 2006, the Company completed a non-brokered private placement of 180,000 units at $0.25 per unit for total proceeds of $45,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

(c) Stock options outstanding

Under the Company stock option plan ("Plan"), incentive stock options to purchase shares from the Company are granted by the Company's board of directors to directors, officers, employees and consultants of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The maximum number of common shares issuable for all purposes under the Plan cannot exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's Board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date or the minimum price as per Exchange. Vesting of options is made at the time of granting of the options and is subject to a vesting schedule. Vesting of options is at the discretion of the Company's Board of directors. Outstanding options at January 31, 2007 were as follows:

Expiry	Price ($)	Outstanding Oct. 31,2006	Granted	Exercised	Cancelled/ Expired	Outstanding January 31,2007
December 17, 2006 (1)	0.13	235,000	-	(50,000)	(185,000)	-
February 23, 2007 (2)	0.13	365,000	-	(150,000)	-	215,000
July 5, 2010	0.23	85,000	-	-	(85,000)	-
November 15, 2007 (3)	0.18	1,281,955	-	-	(136,955)	1,145,000
January 18, 2010	0.18	150,000	-	-	-	150,000
May 4, 2010 (4)	0.30	1,395,000	-	-	(400,000)	995,000
October 2, 2008	0.25	200,000	-	-	-	200,000
November 23, 2011	0.25	-	1,350,000	-	-	1,350,000
		3,711,955	1,350,000	(200,000)	(806,955)	4,055,000

4. SHARE CAPITAL (continued)

(d) Flow-through shares:

(1) During the year ended October 31, 2005, the Company issued flow-through common shares for total proceeds of $666,250. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $666,250 which resulted in future tax recovery of $237,000 and a charge against share capital.

(2) During the year ended October 31, 2006, the Company issued flow-through common shares for total proceeds of $1,016,117. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,016,117 which resulted in future tax recovery of $656,600 and a charge against share capital.

(e) Share purchase warrants:

Outstanding share purchase warrants at January 31, 2007 were as follows:

Expiry	Price ($)	Outstanding October 31, 2006	Cancelled/ Expired / Granted	Exercised	Outstanding January 31, 2007
November 30, 2006	0.15	1,835,000	(170,000)	(1,665,000)	-
May 4, 2007	0.15	685,000	-	(430,000)	255,000
May 31, 2007	0.20	1,125,000	-	-	1,125,000
June 3, 2007	0.20	112,500	-	-	112,500
July 22, 2007	0.20	1,560,714	-	-	1,560,714
August 2, 2007	0.20	3,952,188	-	-	3,952,188
December 29, 2007	0.25	2,070,000	-	(35,000)	2,035,000
April 5, 2008	0.35	964,230	-	-	964,230
April 5, 2008	0.50	1,041,821	-	-	1,041,821
June 15, 2008	0.35	488,480	-	-	488,480
June 15, 2008	0.20	784,014	-	-	784,014
August 21, 2008	0.20	5,357,138	-	-	5,357,138
August 21, 2008	0.20	535,714	-	-	535,714
October 30, 2007	0.20	180,000	-	-	180,000
		20,691,799	(170,000)	(2,130,000)	18,391,799

4. SHARE CAPITAL (continued)

(f) Stock-based compensation:

During the year ended October 31, 2006, the Company granted a total of 3,090,000 options. The Company recognized the associated stock-based compensation expense of $398,381 for fiscal 2006 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 377% and a life of 2 years.

During the year ended October 31, 2005, the Company granted a total of 2,650,000 options. The Company recognized the associated stock-based compensation expense of $84,554 for fiscal 2005 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 322% with a life of 2 years.

During the first quarter ended January 31, 2007, the Company granted options for 1,350,000 shares and has calculated the stock–based compensation at $174,000.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

5. INCOME TAXES

As at October 31, 2006, the Company has non-capital losses carry forward for income tax purposes of approximately $2,300,000 which may be deducted against future years' taxable income at various rates per year. In addition, the Company has development and exploration expenses of approximately $3,000,000, which under certain circumstances may be utilised to reduce taxable income in future years. The potential tax benefits of these amounts have not been reflected in the consolidated financial statements.

6. RELATED PARTY TRANSACTIONS

Amounts due to related parties are due to directors and major shareholders. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company had the following transactions with parties related to the Company:

	January 31, 2007	October 31, 2006
Mineral properties	$ -	$ 120,243
Property investigation costs	6,000	-
Consulting fees	7,200	429,800
Office and miscellaneous	15,030	57,156
Professional fees	59,750	59,500
Rent	22,800	95,850
	$ 110,780	$ 762,549

Other payments are made as reimbursement to officers or directors in the normal course of business.

7. FINANCIAL INSTRUMENTS

Fair values of financial instruments:

At January 31, 2007, the Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is the management's opinion that the fair value of these financial instruments approximates their carrying values due to their short term to maturity. It is not practicable to determine the fair value of the amounts payable to related parties due to the related party nature and the absence of a secondary market for such instruments.

Foreign currency risk:

The Company does not conduct its business in US dollars and therefore is not affected by variations in the exchange rate. The Company does not have foreign currency hedges in place and does not actively manage this risk.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 26, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce the issuance of 150,000 shares with respect to its acquisition of the Otish Mountain Property located in Quebec. These shares are subject to a four month hold period expiring July 20, 2007.

The Company also wishes to announce the issuance of 100,000 shares with respect to its acquisition of the Shaw Property located in Ontario. As a result of the issuance of these shares, Starfire has now acquired 100% ownership of the Shaw Property. These shares are subject to a four month hold period expiring July 23, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 26, 2007

NEWS RELEASE

STARFIRE MINERALS ANNOUNCES 100,000 OPTIONS AT $0.25

The Company (TSXV:SFR) wishes to announce that it has granted options to a director of the Company to purchase 100,000 shares of the Company at a price of $0.25 per share for a period of five years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. **Name and Address of Company**

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. **Date of Material Change**

March 15, 2007

Item 3. **News Release**

A News Release dated and issued March 15, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. **Summary of Material Change**

See news release, a copy of which is attached hereto.

Item 5. **Full Description of Material Change**

See news release, a copy of which is attached hereto.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. **Date of Report**

March 15, 2007

SIGNED: "Dan Mosher"

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 15, 2007

NEWS RELEASE

Starfire Minerals Inc. (the "Company") wishes to announce that it has signed an option agreement to acquire a 100% interest in two mineral claims located in the Otish Mountain area in Quebec, a prospective uranium property.

The terms of the agreement include the payment of $92,000 cash and the issuance of 600,000 shares of the Company over 3 years as follows: 150,000 shares within 10 days of obtaining regulatory approval and 150,000 shares on the first, second and third anniversary dates of the agreement. The agreement also includes work commitments totaling $150,000 over three years as follows: $50,000 in each of the first, second and third years.

The property is subject to a 2% net smelter royalty, one half of which can be bought back by the Company for $1.0 million.

This acquisition is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

March 8, 2007

Item 3.News Release

A News Release dated and issued March 8, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

March 8, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

March 08, 2007 **SFR: TSX-V**

STARFIRE APPOINTS MR. PHILIP J. RUSH, FORMER DIRECTOR OF EXLORATION FOR INCO, AS DIRECTOR AND QUALIFED PERSON

Starfire Minerals Inc. (the "Company") is pleased to announce that Mr. Philip J. Rush, P. Geo. has agreed to join the Company as the Qualified Person as that term is defined in National Instrument 43-101 and has been appointed a Director. He has also agreed to engage his services as a contractor/consultant to the Company and among other matters will oversee the Company's exploration projects throughout Canada. Mr. Freeman Smith has resigned his position as Director as Mr. Rush will be assuming that role.

Philip J. Rush P. Geo. received a Bachelor of Science degree in Geology from St. Francis Xavier University in Antigonish, Nova Scotia in 1970. He joined The International Nickel Company of Canada Limited (later, Inco Limited) in the Mines Exploration Department at Thompson Manitoba in 1970 and became Mine Geologist, Thompson Mine in 1974.

In 1976, Mr. Rush was assigned to Inco's U.S. exploration subsidiary, American Copper & Nickel Company, Inc., in Spokane, Washington where he was Exploration Manager, Northwest District, from 1980 thru 1991. During this period, he conceived, executed, and managed in-house and joint venture exploration programs for sedimentary exhalative lead-zinc, volcanogenic massive sulphide copper-lead-zinc, uranium, nickel and gold deposits in Alaska, Washington, Oregon, Idaho, Montana, Michigan, and Wisconsin.

In 1991 Mr. Rush was appointed Exploration Manager, Western North America for Inco Exploration and Technical Services in Vancouver, British Columbia. His area of responsibility included western Canada and the western United States. In 1997, Mr. Rush was elected President of American Copper & Nickel Company, Inc., a post that he held until 2005.

In 1997, Mr. Rush was appointed Director of Exploration, North America, Inco Technical Services Limited in Mississauga, Ontario. Subsequent responsibilities as Director included worldwide field exploration, Manitoba and Ontario Division exploration, and exploration administration. He retired from Inco in January, 2005.

Mr. Rush's expertise is in prospect evaluations and mineral property agreements. He has managed or directed exploration projects in Canada, the United States, Turkey, Peru, Brazil and Australia. He is experienced in property and joint venture negotiations with individuals, Alaska Native Corporations, junior and major domestic and foreign mining companies.

He is a member of the Association of Professional Engineers and Geoscientists of BC and is a former trustee of the Northwest Mining Association.

Starfire Minerals Inc. welcomes Mr. Rush to the Company and also extends its appreciation and thanks to Mr. Freeman Smith for his services and contributions to the Company for many years.

About Starfire:

Starfire Minerals Inc. includes uranium, nickel and precious & base metal divisions with eleven Canadian properties in Ontario, Quebec and British Columbia.

A drilling program is currently underway on the Company's 100% owned Langmuir South Nickel Property in Timmins Ont. The Company is continuing with a 10,000 meter drill program as a follow up to the high grade intersection reported in news releases of January 2, 2007 and January 3, 2007. Drill results will be released as completed.

Planning is underway to continue work on the Company's Porphyry Pearl Gold Copper Property in the Toodoggone region of North-Central B.C. The Toodoggone Mineral Belt hosts several large Porphyry copper/gold reserves and has several epithermal high grade Gold silver deposits that have been mined or are being mined. An updated 43-101 report is being completed by Dr. Nick Carter Ph.D. P. Eng., the Qualified Person for this property, and is anticipated to be released near the end of March or early April 2007. (Please refer to the news release of January 9, 2007). Budgetary expenditure estimates for this project will be provided after the completion of the 43-101 report.

Progress has also been made on the Company's Cross-Structure Uranium Property 700 miles east of Montréal, Que. Follow-up exploration and drilling is planned this Spring on this property as a result of encouraging Uranium showings delineated from its Airborne Radiometric and Magnetic survey and ground work completed in the fall of 2005 and 2006. (See news release of December 11, 2006)

The Company has also completed Airborne Radiometric and Magnetic Surveys, on the Capri, Stobie Lake, Montreal River, and Montreal River North properties by Terraquest Ltd. (www.terraquest.ca). (The Cross-Structure airborne survey was completed last year). Results from these surveys are being analyzed to allow the Company to prioritize prospective targets on these properties.

All exploration and development work is being subcontracted to experienced contractors with proven track records, the necessary equipment and qualified personnel.

ON BEHALF OF THE BOARD OF DIRECTORS
OF STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

March 7, 2007

Item 3. News Release

A News Release dated and issued March 7, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

March 7, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 7, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce the issuance of 200,000 shares with respect to its acquisition of the Cross Structure Property located in Quebec. These shares are subject to a four month hold period expiring July 2, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 15, 2007

NEWS RELEASE

Starfire Minerals Inc. (the "Company") wishes to announce that it has signed an option agreement to acquire a 100% interest in two mineral claims located in the Otish Mountain area in Quebec, a prospective uranium property.

The terms of the agreement include the payment of $92,000 cash and the issuance of 600,000 shares of the Company over 3 years as follows: 150,000 shares within 10 days of obtaining regulatory approval and 150,000 shares on the first, second and third anniversary dates of the agreement. The agreement also includes work commitments totaling $150,000 over three years as follows: $50,000 in each of the first, second and third years.

The property is subject to a 2% net smelter royalty, one half of which can be bought back by the Company for $1.0 million.

This acquisition is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

March 08, 2007 **SFR: TSX-V**

STARFIRE APPOINTS MR. PHILIP J. RUSH, FORMER DIRECTOR OF EXLORATION FOR INCO, AS DIRECTOR AND QUALIFED PERSON

Starfire Minerals Inc. (the "Company") is pleased to announce that Mr. Philip J. Rush, P. Geo. has agreed to join the Company as the Qualified Person as that term is defined in National Instrument 43-101 and has been appointed a Director. He has also agreed to engage his services as a contractor/consultant to the Company and among other matters will oversee the Company's exploration projects throughout Canada. Mr. Freeman Smith has resigned his position as Director as Mr. Rush will be assuming that role.

Philip J. Rush P. Geo. received a Bachelor of Science degree in Geology from St. Francis Xavier University in Antigonish, Nova Scotia in 1970. He joined The International Nickel Company of Canada Limited (later, Inco Limited) in the Mines Exploration Department at Thompson Manitoba in 1970 and became Mine Geologist, Thompson Mine in 1974.

In 1976, Mr. Rush was assigned to Inco's U.S. exploration subsidiary, American Copper & Nickel Company, Inc., in Spokane, Washington where he was Exploration Manager, Northwest District, from 1980 thru 1991. During this period, he conceived, executed, and managed in-house and joint venture exploration programs for sedimentary exhalative lead-zinc, volcanogenic massive sulphide copper-lead-zinc, uranium, nickel and gold deposits in Alaska, Washington, Oregon, Idaho, Montana, Michigan, and Wisconsin.

In 1991 Mr. Rush was appointed Exploration Manager, Western North America for Inco Exploration and Technical Services in Vancouver, British Columbia. His area of responsibility included western Canada and the western United States. In 1997, Mr. Rush was elected President of American Copper & Nickel Company, Inc., a post that he held until 2005.

In 1997, Mr. Rush was appointed Director of Exploration, North America, Inco Technical Services Limited in Mississauga, Ontario. Subsequent responsibilities as Director included worldwide field exploration, Manitoba and Ontario Division exploration, and exploration administration. He retired from Inco in January, 2005.

Mr. Rush's expertise is in prospect evaluations and mineral property agreements. He has managed or directed exploration projects in Canada, the United States, Turkey, Peru, Brazil and Australia. He is experienced in property and joint venture negotiations with individuals, Alaska Native Corporations, junior and major domestic and foreign mining companies.

He is a member of the Association of Professional Engineers and Geoscientists of BC and is a former trustee of the Northwest Mining Association.

Starfire Minerals Inc. welcomes Mr. Rush to the Company and also extends its appreciation and thanks to Mr. Freeman Smith for his services and contributions to the Company for many years.

<u>About Starfire:</u>

Starfire Minerals Inc. includes uranium, nickel and precious & base metal divisions with eleven Canadian properties in Ontario, Quebec and British Columbia.

A drilling program is currently underway on the Company's 100% owned Langmuir South Nickel Property in Timmins Ont. The Company is continuing with a 10,000 meter drill program as a follow up to the high grade intersection reported in news releases of January 2, 2007 and January 3, 2007. Drill results will be released as completed.

Planning is underway to continue work on the Company's Porphyry Pearl Gold Copper Property in the Toodoggone region of North-Central B.C. The Toodoggone Mineral Belt hosts several large Porphyry copper/gold reserves and has several epithermal high grade Gold silver deposits that have been mined or are being mined. An updated 43-101 report is being completed by Dr. Nick Carter Ph.D. P. Eng., the Qualified Person for this property, and is anticipated to be released near the end of March or early April 2007. (Please refer to the news release of January 9, 2007). Budgetary expenditure estimates for this project will be provided after the completion of the 43-101 report.

Progress has also been made on the Company's Cross-Structure Uranium Property 700 miles east of Montréal, Que. Follow-up exploration and drilling is planned this Spring on this property as a result of encouraging Uranium showings delineated from its Airborne Radiometric and Magnetic survey and ground work completed in the fall of 2005 and 2006. (See news release of December 11, 2006)

The Company has also completed Airborne Radiometric and Magnetic Surveys, on the Capri, Stobie Lake, Montreal River, and Montreal River North properties by Terraquest Ltd. (www.terraquest.ca). (The Cross-Structure airborne survey was completed last year). Results from these surveys are being analyzed to allow the Company to prioritize prospective targets on these properties.

All exploration and development work is being subcontracted to experienced contractors with proven track records, the necessary equipment and qualified personnel.

ON BEHALF OF THE BOARD OF DIRECTORS
OF STARFIRE MINERALS INC.

<u>"Dan Mosher"</u>
Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

March 7, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce the issuance of 200,000 shares with respect to its acquisition of the Cross Structure Property located in Quebec. These shares are subject to a four month hold period expiring July 2, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on April 19, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on April 17, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011796 **HOLDER ACCOUNT NUMBER** C9999999999 **ACCESS NUMBER** 99999

SFRQ_PRX_21454.000001.000001.i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Starfire Minerals Inc. (the "Company") hereby appoints: Mr. Dan Mosher, the President and a Director of the Company, or failing him Mr. Greg MacRae, a Director of the Company;

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Starfire Minerals Inc. to be held at Guiness Tower, Conference Room, Lower Main, 1055 West Hastings Street, Vancouver, British Columbia on April 19, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the number of Directors

Set the number of Directors at five. For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dan Mosher	☐	☐	02. Greg MacRae	☐	☐	03. Basil Pantages	☐	☐
04. Richard Pearce	☐	☐	05. Philip J. Rush	☐	☐			

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3. Appointment of Auditors

Appointment of I.J. Boga as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For ☐ Withhold ☐

4. To approve and ratify actions of Directors

To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting. For ☐ Against ☐

5. Stock Option Plan

To approve the Company's 2007 Stock Option Plan, limited to 10% of the issued shares of the Company. For ☐ Against ☐

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6. Exercise price of insider stock options

To approve, by disinterested shareholders, reduction in the exercise price of previously granted options held by insiders. For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date / /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

STARFIRE MINERALS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Starfire Minerals Inc. (the "*Company*") will be held at the Guinness Tower, Conference Room, Lower Main, 1055 West Hastings Street, Vancouver, British Columbia on Thursday, April 19, 2007, at 10:00 a.m. (the "*Meeting*"), for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended October 31, 2006, together with the auditor's report thereon and the report of the Directors of the Company.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To re-appoint I.J. Boga, Chartered Accountant, of Vancouver, British Columbia, as the Company's auditor.

4. To set the number of Directors at five.

5. To elect Directors for the ensuing year.

6. To approve the Company's 2007 Stock Option Plan, which shall be limited to 10% of the issued shares of the Company at the time of any granting of options.

7. To approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

8. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 9th day of March, 2007.

BY ORDER OF THE BOARD

"*Dan Mosher*"
President & Director

STARFIRE MINERALS INC.
Suite 520 – 355 Burrard Street,
Vancouver, B.C. Canada V6C 2G8
Tel: (604) 687-6716 Fax: (604) 687-6714

INFORMATION CIRCULAR

as at **March 2, 2007** (except as indicated)

SOLICITATION OF PROXIES

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of **Starfire Minerals Inc.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held on **April 19, 2007,** at Guinness Tower, Conference Room, Lower Main, 1055 West Hastings Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Investor Services Inc. by fax: Within North America: 1-866-249-7775 or Outside North America: (416) 263-9524, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Investor Services Inc. by fax: Within North America: 1-866-249-7775 or Outside North America: (416) 263-9524, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "*Beneficial Shareholders*") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders **will not** appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their**

broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("*ADP*"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.**

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on **March 2, 2007** as the record date (the "*Record Date*") for the Meeting. Only common shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholders transfer shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise establishing ownership of such shares, requests not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee will be entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company is soliciting proxies by issuance of this Information Circular. As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares[1]
Dan Mosher	President, CEO & Director	2,338,297
Greg MacRae	Director	475,500
Basil Pantages	Director	445,892
Richard Pearce	Director	1,556,038
Philip J. Rush	Director	Nil
Freeman R. Smith	Former Director[2]	Nil
Boyce Butler	CFO[3]	487,623
Norman S. Elliot	Corporate Secretary	Nil

Notes:

(1) This information has been furnished by the respective individuals.

(2) Freeman R. Smith resigned from his position as a Director of the Company on February 28, 2007.

(3) During fiscal 2006 Mr. Butler was also a Director and the President of the Company. Mr. Butler resigned from his position as a Director and the Company's President as of November 15, 2005.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The holders of the Company's common shares of record on the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. The Company is authorized to issue an unlimited number of common shares without par value of which 50,761,011 shares are issued and outstanding as at the Record Date. The Company has no other class of voting securities.

A quorum for the transaction of business at the Meeting is "two persons who are, or who represent by proxy, shareholders who are entitled to vote at the meeting".

To the knowledge of the Directors and executive officers of the Company, and based on the Company's review of the records maintained by Computershare Investor Services Inc., electronic filings with the System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co.[(1)] 25 The Esplanade PO Box 1038, STN A Toronto, ON M5W 1G5	39,846,413[(2)]	78.5%

Notes:

(1) CDS is a clearing agency.

(2) The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and any other executive officer of the Company whose salary and bonus for the financial year ended October 31, 2006 exceeded $150,000, for each of the Company's last three financial years. These individuals are referred to collectively as "*Named Executive Officers*" or "*NEO's*".

The following terms have the meanings set out below:

Chief Executive Officer ("*CEO*") means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("*CFO*") means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("*LTIP*") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do no include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Stock Appreciation Rights ("*SAR's*") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table sets forth all compensation for all years indicated in respect of the individuals who were NEOs of the Company as of October 31, 2006.

NEO Name and Principal Position	Year Ended October 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Dan Mosher[1] President, CEO & Director	2006 2005 2004	Nil -- --	Nil -- --	172,900 -- --	Nil -- --	Nil -- --	Nil -- --	Nil -- --
Boyce Butler[2] CFO, Former President & Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	14,675 30,000[4] 27,000[4]	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stewart A. Jackson[3] Former President	2006 2005 2004	-- Nil Nil	-- Nil Nil	-- 36,355 27,000[4]	-- 200,000 Nil	-- Nil Nil	-- Nil Nil	-- Nil Nil

Notes:

(1) Mr. Mosher was appointed the President, CEO and a Director of the Company on November 15, 2005.

(2) Mr. Butler was formally appointed CFO of the Company on October 18, 2004, prior to which time he acted in the capacity of CFO during the past 3 years. Mr. Butler was also appointed the President of the Company on May 25, 2005. Mr. Butler resigned as the President and as a Director of the Company on November 15, 2005, on which date Dan Mosher was appointed President.

(3) Dr. Jackson was President of the Company from July 3, 2003 until May 25, 2005.

(4) Office and administrative services.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to the Company's share option plan, the Company made no long-term incentive plan awards during the most recently completed financial year.

Option Grants to NEOs During the Fiscal Year Ended October 31, 2006

The table below sets out stock options granted to NEOs under the Company's Stock Option Plan during the financial year ended October 31, 2006.

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Dan Mosher	750,000 300,000	24 10	.18 .30	0.25 0.30	Nov. 18, 2007 May 4, 2011
Boyce Butler	115,000 75,000	4 2	.13 .30	0.11 0.30	Feb 23,2007 May 4, 2011

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's stock option plan during the financial year ended October 31, 2006 and the number and value of unexercised options as at October 31, 2006.

NEO Name	No. of Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Oct. 31, 2006 (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options at Oct. 31, 2006 ($)(2) Exercisable /Unexercisable
Dan Mosher	426,000	89,460	1050,000	Nil
Boyce Butler	Nil	Nil	190,000	2,875

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is equal to the difference between the closing price of the common shares of the company on the TSX Venture Exchange on October 31, 2006 of $0.155 and the exercise price of options outstanding, multiplied by the number of common shares purchasable under such options.

Option Repricings

No options to NEOs were repriced during the financial year ended October 31, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company had no defined Benefit Plan or Actuarial Plan as at the financial year ended October 31, 2006.

Employment Contracts

During fiscal 2006, the Company did not have written employment contracts with any NEOs. Refer to "Compensation of Directors" below for information on other payments made by the Company to the NEOs during fiscal 2006.

Compensation of Directors

The Directors of the Company do not receive compensation from the Company in their capacity as directors.

During the year ended October 31, 2006, the following Directors were paid as follows:

(i) During the year ended October 31, 2006, a total of $172,900 was paid to Dan Mosher, the President CEO, and a Director of the Company, for consulting services.

(ii) During the year ended October 31, 2006, a total of $22,900 was paid to Freeman R. Smith, a Director of the Company, for consulting services.

(iii) During the year ended October 31, 2006, a total of $14,675 was paid to Boyce Butler, who during part of fiscal 2006 was a Director and the President of the Company, for consulting services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal 2006, the Company maintained a 10% rolling stock option plan (the "*2006 Stock Option Plan*") dated April 12, 2006 which was approved by the Company's shareholders at its last Annual General Meeting held on April 12, 2006 and by the TSX Venture Exchange on May 1, 2006. Pursuant to the 2006 Stock Option Plan, the Directors, or a committee of Directors appointed by the Board, granted to Directors, officers, employees, management company employees and consultants of the Company options to purchase common shares.

The 2006 Stock Option Plan was the only equity compensation plan of the Company for fiscal 2006. The following table sets forth information with respect to the options outstanding under the 2006 Stock Option Plan as at March 2, 2006.

Plan Category	Number of common shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of common shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by Shareholders	3,840,000	0.24	1,236,101
Equity Compensation Plans not approved by Shareholders	Nil	Nil	Nil
TOTAL:	3,840,000	0.24	1,236,101

Description of the 2006 Stock Option Plan

Following is a summary of the substantive terms of the 2006 Stock Option Plan, a copy of which is available upon request from the corporate secretary of the Company.

Under the 2006 Stock Option Plan, the aggregate number of optioned shares that may be issued under the 2006 Stock Option Plan may not exceed 10% of the number of issued and outstanding common shares of the Company at the time of granting of options under the 2006 Stock Option Plan.

The Board has the discretion to grant options pursuant to the terms of the 2006 Stock Option Plan. Options may be granted to eligible persons, being: Directors, officers, employees, management company employees or consultants. Limitations on issue include: (a) no more than 5% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one optionee in any 12 month period, (b) no more than 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one consultant in any 12 month period, (c) no more than an aggregate of 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to all persons conducting investor relations activities within any 12 month period; and (d) no options may be granted if the Company is designated "inactive" by the TSX Venture Exchange.

Pursuant to the 2006 Stock Option Plan, the exercise price of options is set by the Board and can not be less than the Discounted Market Price (as such term is defined in TSX Venture Exchange policies). Options may be granted for a maximum of 5 years from the date of grant. Any options that expire unexercised or that are otherwise lawfully cancelled will be eligible for re-issue under the 2006 Stock Option Plan.

All options granted under the 2006 Stock Option Plan are non-assignable.

Vesting provisions are at the sole discretion of the Board except that options granted to consultants conducting investor relations activities will vest, at a minimum, over a period of not less than 12 months as to 25% on the date that is three months from the date of grant and a further 25% on each successive date that is three months from the date of the previous vesting.

Any reduction in exercise price of an option previously granted to an insider requires disinterested shareholder approval.

Options will expire immediately upon the optionee leaving his or her employment/office except that:

(a) in the case of death of an optionee, any vested options held by the deceased at the date of death will become exercisable by the optionee's estate until the earlier of one year after the date of death and the date of expiration of the term otherwise applicable to such option;

(b) options granted to a person conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 30 days after the date such person ceases to conduct such activities, but only to the extent that such optionee was vested in the option at the date the optionee ceased to conduct such activities;

(c) options granted to an optionee other than one conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 90 days after the optionee ceases to be employed/provide services but only to the extent that such optionee was vested in the option at the date the optionee ceased to be employed/ provide services; and

(d) in the case of an optionee dismissed from employment/service for cause, such options, whether vested or not, will immediately terminate without right to exercise same.

Pursuant to TSX Venture Exchange policies, the Company must seek shareholder approval annually for 10% rolling stock option plans. The 2007 stock option plan that management will present to the shareholders for approval this year will contain substantially the same terms as the 2006 Stock Option Plan. Refer to "*Particulars of Matters to be Acted Upon – 6. 2007 Stock Option Plan*" for further details on the stock option plan that management will be seeking approval for this year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, executive officer, employee, proposed nominee for Director or any associate or affiliate of any of them or any former executive officer, Director or employee of the Company has been indebted to the Company for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or

in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines "*informed person*" to mean any of the following: (a) a Director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

During year ended October 31, 2006, management functions of the Company were performed by Quorum Management Inc. ("*Quorum*") a private company of which Dan Mosher, President and Director of the Company, is 100% owner. Under the terms of the agreement, the Company pays the following monthly payment to Quorum: $7,600 for office rent; $1,724 for reception and computer services; $2,750 for rent and costs related to office equipment; $2,400 for accounting services and $5,400 for services provided by principals of Quorum for providing assistance with administration, financings, property evaluations and acquisitions, coordination of exploration projects and assistance in marketing and advertising. The contract with Quorum is for a period of one year with automatic one year renewals unless terminated earlier by the parties.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below.

National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("*NI 58-101*") requires that each reporting company disclose its corporate governance practices on an annual basis. The Company's approach to corporate governance is set forth below.

Board of Directors

Independence

Section 1.4 of Multilateral Instrument 52-110 – *Audit Committees* ("*MI 52-110*") sets out the standard for director independence. Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent

judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, four of the five members of the Board are independent. The members who are independent are Greg MacRae, Basil Pantages, Philip J. Rush and Richard Pearce. Dan Mosher is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Mosher has been the President and CEO of the Company since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors are in attendance at all Board meetings.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	**Reporting Issuer(s) or Equivalent(s)**
Greg MacRae	North Group Finance Limited; Black Mountain Capital Corporation; CSI Capital Solutions Inc.; LML Payment Systems Inc.
Basil Pantages	Bonaventure Enterprises Inc.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

A Code of Ethical Business Conduct is currently under review by the Board.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation of CEO

The Board does not have a compensation committee or a formal procedure with respect to determining compensation for the directors and the CEO.

Audit Committee

The Audit Committee is comprised of Greg MacRae, Basil Pantages and Dan Mosher, who are financially literate in accordance with national securities legislation.

Mr. MacRae is the President of CSI Capital Solutions Inc., a private company that provides business administration services to publicly listed companies. Since February 1998, Mr. MacRae has been a director, and is the current Chairman of the Audit Committee, of LML Payment Systems Inc., a company that is a financial payment processor. Since August of 2003, Mr. MacRae has been a director of Mercury Partners & Company Inc., a publicly traded financial services company engaged in merchant banking and private equity activities with operations in Canada and the United States. Since October of 2003, Mr. MacRae has been a director of Pacific Northwest Partners Ltd. which is currently engaged in analyzing existing business opportunities. Since June 2002, Mr. MacRae has also been a director of North Group Ltd., a company whose business is primarily focused on seeking out merchant banking and venture capital opportunities.

Mr. Pantages has been a self-employed businessman and property developer for over 40 years and has been a director and/or part of management of public companies for over 18 years. Mr. Pantages completed the Management and Administration curriculum at the Business College, San Francisco, California. From 1988 – 1998 Mr. Pantages was a director and part of the management of Prime Equities International Corporation, a company listed at that time on the Vancouver Stock Exchange and NASDAQ. At Prime Equities, Mr. Pantages was involved with property acquisitions, corporate filing and heading up investor relations for the company and for more than 50 related companies. Currently Mr. Pantages is the President, CEO and managing partner of Bonaventure Enterprises Inc., a public company.

Mr. Mosher has over 30 years experience operating businesses in North America. During the past 10 years, Mr. Mosher has provided financing and corporate development consulting services to public companies in Canada and the United States.

Applying the definition set out in section 1.4 of MI 52-110, two of the three members of the Audit Committee are independent. The members who are independent are Greg MacRae and Basil Pantages. Dan Mosher is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Mosher has been the President and CEO of the Company since November 2005).

The Committee's mandate includes reviewing (i) the financial statements, reports and other financially-based information provided to shareholders, regulators and others; (ii) the internal controls that management and the Board have established; and (iii) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of the external auditors; and provides an open avenue of communication between the external auditors, senior management and the Board.

A copy of the Audit Committee's Charter is attached hereto as Schedule "A".

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "*audit fees*" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "*Audit-related fees*" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "*Tax fees*" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "*All other fees*" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2006	$20,000	Nil	Nil	Nil
October 31, 2005	$14,000	Nil	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended October 31, 2006. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3. Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of I.J. Boga, Chartered Accountant, of Vancouver, British Columbia, as the Company's auditor, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4. Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at five.

5. Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 2, 2006.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Shares Beneficially Owned or Controlled[(1)]
DAN MOSHER[(2)] Vancouver, BC *President, Director & Chief Executive Officer*	President of the Company; Financing and corporate development consultant to public companies in Canada and U.S. during past 10 years	Nov. 15, 2005	2,338,297
GREG MACRAE[(2)] Surrey, BC *Director*	Director (since 1998) of LML Payment Systems Inc.; director (since Aug. 2003) of Mercury Partners & Company Inc.; director (since Oct. 2003) of Pacific Northwest Partners Ltd; and director (since June 2002) of North Group Ltd.	April 27, 2005	475,500
BASIL PANTAGES[(2)] Vancouver, BC *Director*	President, Managing Partner and CEO of Bonavista Enterprises; and businessman and property developer for over 40 years	Oct. 19, 1990	445,892
PHILIP J. RUSH, P. Geo. Carnation, Washington, U.S. *Director*	Self-Employed Geologist; President of American Copper & Nickel Company Inc. (1997 – 2005); Director of Exploration of Inco Technical Services Limited (1997 – 2005).	March 1, 2007	Nil
RICHARD PEARCE Maple Ridge, BC *Director*	President, CEO and director (since 2000) of Laredo Investment Corporation, a public company trading on NASDAQ; President, CEO and director (since 1998) of GFR Nutritionals Ltd.; and President, CEO and director (since 1998) of R&L Health Inc.	March 8, 2006	1,556,038

Notes:
(1) This information has been furnished by the respective Directors.
(2) Member of Audit Committee.

6. 2007 Stock Option Plan

The policies of the TSX Venture Exchange require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. The Company maintains a rolling 10% stock option plan. Pursuant to the policies of the TSX Venture Exchange, such plans must be approved and ratified by the shareholders of the Company on an annual basis.

At the Meeting, the management of the Company will ask the shareholders to approve a rolling 10% stock option plan for 2007 (the "*2007 Stock Option Plan*"). The 2007 Stock Option Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2007 Stock Option Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2007 Stock Option Plan. The terms of the 2007 Stock Option Plan will be substantially the same as those in the 2006 Stock Option Plan (refer to "*Securities Authorized for Issuance under Equity Compensation Plans*" above for details on the 2006 Stock Option Plan) with Tier 1 company terms added in to the 2007 Stock Option Plan. A copy of the 2007 Stock Option Plan is attached hereto as Schedule "B".

The Company is asking Shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2007 stock option plan (the *"2007 Stock Option Plan")* be and it is hereby adopted and approved;

2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the 2007 Stock Option Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3. the outstanding stock options which may have been granted prior to the implementation of the 2007 Stock Option Plan shall, for the purpose of calculating the number of stock options that may be granted under the 2007 Stock Option Plan, be treated as options granted under the 2007 Stock Option Plan; and

4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

7. Disinterested Amendments To Incentive Stock Options Held By Insiders

TSX Venture Exchange policy also requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of options granted to insiders. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders. For the purposes of the approval to the resolution described under this section, "*disinterested shareholder approval*" means a simple majority of all shares voted, with any shares owned by insiders of the Company, either directly or beneficially, being excluded from such vote.

During the past fiscal year, the Company has not reduced the price of any incentive stock options held by insiders. However, the approval of disinterested shareholders will be sought at the Meeting for such reductions, which may occur in the ensuing year.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year. Copies of this information are available either on SEDAR or by contacting the Company at its offices located at Suite 520 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8; Phone (604) 687-6716; Fax: (604) 687-6714.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 9th day of March, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"*Dan Mosher*"
President & Director

Schedule "A"
to Information Circular of
Starfire Minerals Inc. (March 9, 2007)
AUDIT COMMITTEE CHARTER

I. Responsibilities

The Audit Committee (the "*Committee*") of the Board of Directors (the "*Board*") of Starfire Minerals Inc. (the "*Company*") is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing (1) the financial statements, reports and other financially-based information provided to shareholders, regulators and others, (2) the internal controls that management and the Board have established and (3) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Committee will:

(a) monitor the financial reporting process and internal control system;

(b) review and appraise the work of the external auditors; and

(c) provide an open avenue of communication between the external auditors, senior management and the Board.

The external auditors are accountable to the shareholders through the Committee. The Committee is responsible for ensuring that the external auditors comply with the requirements stipulated in this Charter and satisfying itself of the external auditors' independence.

II. Authority

The Board grants the Committee the authority to:

(a) engage independent counsel and other advisers as it determines necessary to carry out its duties;

(b) set and pay compensation for any advisers employed by the Committee; and

(c) communicate directly and indirectly with internal and external auditors.

III. Composition and Expertise

The Committee shall yearly appoint the Committee members (the "*Members*") and shall be comprised of a minimum of three Members. Each Member shall be a director of the Company. Each Member must satisfy the requirements mandated by *Multilateral Instrument 52-110 – Audit Committees* ("*MI 52-110*") (see Appendix 1 for the definitions of each).

The Members of the Committee shall be elected annually by the Board at the first meeting of the Board following the annual general meeting. Unless a Chairperson is elected by the Board, the Members of the Committee may designate a Chairperson by majority vote of the full Committee.

IV. Duties and Responsibilities

In order to carry out its responsibilities and duties, the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter, at least annually.

2. Review the Company's annual and quarterly financial statements including MD&A and recommend their acceptance to the Board prior to their filing or public release. The Committee shall determine whether the financial statements are complete, reliable and consistent, and fairly and accurately state the financial results and condition of the Company, and are in accordance with the relevant generally accepted accounting principles (GAAP).

3. Review the Company's annual and interim earnings releases before their public release by the Company.

4. Review any reports or other financial information submitted to any securities regulator, stock exchange or other authority or released to the shareholders or the public, including any certification, report, prospectus, opinion or review rendered by the external auditors.

5. Review related compliance policies and reports received from regulators.

6. Review certain disclosure in Annual Information Form as required by Form 52-110F1 including in respect of this Committee's Charter, the composition of this Committee, the education and experience of Members, the reliance on certain exemptions, if applicable, and external auditor service fees.

External Auditors

7. Recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services and compensation to be paid to the external auditors.

8. Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

9. On an annual basis, obtain from the external auditors a formal written statement delineating all relationships between the auditors and the Company, in accordance with Independence Standards Board Standard No. 1.

10. On an annual basis, review and discuss with the external auditors all significant relationships or services that may impact the auditors' independence and objectivity.

11. Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant, recognizing the auditor's ultimate accountability to the Board.

12. Periodically consult with the external auditors out of the presence of management about internal controls and the fullness and accuracy of the financial statements.

13. Approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

Financial Reporting Processes

14. In consultation with the external auditors, review the scope and integrity of the financial reporting processes, both internal and external.

15. Consider the external auditors' judgments about the quality and appropriateness of the accounting principles as applied in the Company's financial reporting.

16. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the external auditors or management.

17. Monitor the risks that are germane to the industry in which the Company operates including hedging, derivative trading and environmental concerns.

18. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure and the periodic assessment of such procedures.

Process Improvement

19. Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting on auditing matters.

20. Establish a system of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

21. Following completion of the annual audit, review separately with each of management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

22. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

23. Review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

Legal Compliance

24. Ensure that management has the proper review system in place so that the Company's financial statements, reports and other financial information satisfy all legal and regulatory requirements.

25. Review the qualifications of the accounting and financial personnel.

26. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

27. Review, with the Company's counsel, any legal or regulatory matter that could have a material impact on the Company's financial statements.

General

28. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

29. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and retain independent counsel, accountants or other advisers to assist it in the conduct of any such investigation.

30. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate including (i) at least annually with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately, and (ii) quarterly with the external auditors and management to review the Company's financial statements. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of the Company.

The Chairperson will, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Any Member may submit items to be included on the agenda. Members may also raise subjects that are not on the agenda at any meeting. The Chairperson or a majority of the Members may call a meeting of the Committee at any time. A majority of the number of Members selected by the Board will constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Members present at a meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law or the Company's bylaws. The Chairperson will supervise the conduct of the meetings and will have other responsibilities as the Committee may specify from time to time. A secretary of the meeting will be selected and will be responsible for transcribing the minutes of the Meeting.

VI. Resources

The Committee shall have complete access to all appropriate Company personnel in order to secure all information necessary to fulfill its duties.

VII. Annual Review

At least annually, the Committee will (a) review this Charter and recommend any changes to the Board and (b) evaluate its own performance against the requirements of this charter and report the results of this evaluation to the Board. The evaluation will include establishment of the goals and objectives of the Committee for the upcoming year.

Adopted by the Board November 30, 2005.

APPENDIX 1

Meaning of "Independence"

(1) A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.

(2) For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

(3) Despite subsection 0, the following individuals are considered to have a material relationship with an Company:

(a) an individual who is, or has been, an employee or executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(b) an individual whose immediate family member is, or has been, an executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f) an individual who

(i) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii) receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

(g) an individual who is an affiliated entity of the Company or any of its subsidiary entities."

(4) For the purposes of subsection (3), the prescribed period is the shorter of

(a) the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and

(b) the three year period ending immediately prior to the determination required by subsection (3).

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

(7) For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) a person's spouse, minor child or stepchild, or a child or stepchild who shares the person's home; or

(b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

(8) Despite subsection (3), a person will not be considered to have a material relationship with the Company solely because he or she

(a) has previously acted as an interim chief executive officer of the Company, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

Meaning of "Financial Literacy"

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Schedule "B"
to Information Circular of
Starfire Minerals Inc. (March 9, 2007)

STARFIRE MINERALS INC.
(the "*Company*")

2007 STOCK OPTION PLAN
(the "*Plan*")

Dated for Reference April 19, 2007

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of common shares (the "*Shares*") of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "*TSX-V Policies*") of the TSX Venture Exchange (the "*TSX-V*") and any inconsistencies between this Plan and the TSX-V Policies, whether due to inadvertence or changes in TSX-V Policies, will be resolved in favour of the TSX-V Policies.

Definitions

2.1 In this Plan:

"***Affiliate***" means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

"***Associate***" has the meaning assigned by the Securities Act;

"***Board***" means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

"***Change of Control***" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient

number of voting shares of the Company or its successor to affect materially the control of the Company or its successor,

where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

"***Company***" means Starfire Minerals Inc. and includes, unless the context otherwise requires, all of its subsidiaries of affiliates and successors according to law;

"***Consultant***" means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing *bona fide* basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

"***Consultant Company***" means for an individual consultant, a company or partnership of which the Person is an employee, shareholder or partner;

"***Directors***" means the directors of the Company as may be elected from time to time;

"***Discounted Market Price***" has the meaning assigned by Policy 1.1 of the TSX-V Policies;

"***Disinterested Shareholder Approval***" means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

"***Distribution***" has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

"***Effective Date***" for an Option means the date of grant of the Option by the Board;

"***Employee***" means:

(i) an individual who is considered an employee under the ***Income Tax Act*** (i.e., for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

"***Exercise Price***" means the amount payable per Optioned Share on the exercise of an Option, as specified in the Option Commitment relating to such Option;

"***Expiry Date***" means the day on which an Option lapses as specified in the Option Commitment relating to such Option or in accordance with the terms of this Plan;

"***Insider***" means:

(i) an insider as defined in the TSX-V Policies or as defined in securities legislation applicable to the Company; or

(ii) an Associate of any person who is an Insider by virtue of (i) above;

"***Investor Relations Activities***" has the meaning assigned by Policy 1.1 of the TSX-V Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

"***Listed Shares***" means the number of issued and outstanding Shares of the Company that have been accepted for listing on the TSX-V, but excluding dilutive securities not yet converted into Listed Shares;

"***Management Company Employee***" means an individual employed by another Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged primarily in Investor Relations Activities;

"***Officer***" means a duly appointed senior officer of the Company;

"***Option***" means the right granted under this Plan to a Service Provider to purchase Optioned Shares;

"***Option Commitment***" means the notice of grant of an Option delivered by the Company to a Service Provider and substantially in the form of Schedule "A" (as to an Option without vesting provisions) or Schedule "B" (as to an Option with vesting provisions) attached hereto;

"***Optioned Shares***" means Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

"***Optionee***" means the recipient of an Option granted under this Plan;

"*Outstanding Shares*" means at the relevant time, the number of outstanding Shares of the Company from time to time;

"***Participant***" means a Service Provider that becomes an Optionee;

"***Person***" means a company or an individual;

"***Plan***" means this Share Option Plan, the terms of which are set out herein or as may be amended;

"***Regulatory Approval***" means the approval to the TSX-V and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options granted under this Plan;

"***Securities Act***" means the *Securities Act*, R.S.B.C. 1996, c.418, as amended from time to time;

"***Service Provider***" means a Person who is a *bona fide* Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

"***Share Compensation Arrangement***" means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to a Service Provider;

"***Shareholders Approval***" means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

"***Shares***" means the common shares of the Company, which Shares are listed on the TSX-V;

"***TSX-V***" means the TSX Venture Exchange and any successor thereto; and

"***TSX-V Policies***" means the rules and policies of the TSX-V as amended from time to time.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 There is hereby established this Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Shares Issuable under the Plan

2.2 Subject to the requirements of the TSX-V, the aggregate number of Optioned Shares that may be issuable pursuant to Options granted under this Plan will not exceed 10% of the number of issued Shares of the Company at the time of the granting of Options under the Plan.

Eligibility

2.3 Options to purchase Optioned Shares may be granted under this Plan to Service Providers from time to time by the Board. A Service Provider that is a corporate entity will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX-V and the Company is first obtained.

Options Granted Under this Plan

2.4 All Options granted under this Plan will be evidenced by an Option Commitment substantially in the forms attached hereto as Schedule "A" or Schedule "B", showing the number of Optioned Shares, the term of the Option, the Exercise Price and a reference to vesting terms, if any.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out in this Plan will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6 Subject to paragraph 2.9, the following restrictions on issuance of Options are applicable under this Plan:

(a) no more than 5% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Optionee in any 12 month period unless the Company is a Tier 1 company on the TSX-V and has obtained disinterested shareholder approval;

(b) no more than 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Consultant in any 12 month period;

(c) no more than an aggregate of 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to all Employees conducting Investor Relations Activities in any 12 month period; and

(d) no Options can be granted under this Plan (i) while the Company is on notice from the TSX-V that the TSX-V will transfer its listing to NEX and (ii) while the Company's shares trade on NEX.

Options Not Exercised

2.7 In the event an Option granted under this Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

2.8 The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a) allot Shares for issuance in connection with the exercise of Options;

(b) grant Options under this Plan;

(c) subject to Regulatory Approval, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under this Plan unless as a result of a change in TSX-V Policies or the Company's tier classification;

(d) delegate all or such portion of its powers under this Plan as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e) may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms of this Plan.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9 The Company will be required to obtain Disinterested Shareholder Approval prior to any reduction in the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of five (5) years from the Effective Date during such time as the company is a Tier 2 company on the TSX-V and ten (10) years from the Effective Date during such time as the company is a Tier 1 company on the TSX-V.

3.3 Subject to paragraph 3.2, the term of an Option will be set by the Board at the time such Option is granted under this Plan.

Option Amendment

3.4 Subject to section 2.9, the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option or the date of the last amendment of the Exercise Price.

3.5 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in paragraph 3.2.

3.6 Any proposed amendment to the terms of an Option must be approved by the TSX-V prior to the exercise of such Option.

Vesting of Options

3.7 Vesting of Options is at the discretion of the Board and will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(b) remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period.

Vesting of Options Granted for Investor Relations Activities

3.8 Options granted to Consultants conducting Investor Relations Activities will vest:

(a) over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b) such longer vesting period as the Board may determine.

Optionee Ceasing to be Director, Employee or Service Provider

3.9 The Option will expire immediately at such time as and no Option may be exercised after the Service Provider has left his or her employment/office or has been advised that his or her services are no longer required or that his or her service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) Options granted to a Service Provider conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of 30 days from the date the Optionee ceases to conduct such activities during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities;

(c) Options granted to an Optionee other than one conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of up to 90 days from the date the Optionee ceases to be employed with or provide services to the Company during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or provide services to the company; and

(d) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Non-Assignable

3.10 Subject to paragraph 3.9(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11 The number of Shares subject to an Option will be subject to adjustment in the event and in the manner following:

(a) in the event of a subdivision of Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a greater number of Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefore;

(b) in the event of a consolidation of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a lesser number of Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Shares as result from the consolidation;

(c) in the event of any change of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a

reclassification of the capital of the Company for the purposes of this sub-paragraph 3.11(d);

(e) an adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this paragraph are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations under this Plan. Any fractional interest in a Share that would, except for the provisions of this sub-paragraph 3.11(f), be deliverable upon the exercise of an Option will be cancelled and will not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this paragraph 3.11, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option pursuant to this Plan, an authorized Director or Officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out in such Option Commitment, subject to the terms and conditions of this Plan.

Manner of Exercise

4.2 An Optionee who wishes to exercise his or her Option may do so by delivering to the Company:

(a) a written notice specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in paragraph 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate will bear a legend stipulating any resale restrictions required under applicable securities laws. The certificate will also bear a legend stipulating that the Optioned Shares are subject to a four month TSX-V hold period commencing the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Optioned Shares issued in accordance with the provisions of this Plan or to the effect of the *Income Tax Act* (Canada) or any other taxing statute governing the Options or the Optioned Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of this Plan

5.4 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate this Plan with respect to all Optioned Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE "A"

STARFIRE MINERALS INC.
SHARE OPTION PLAN DATED APRIL 19, 2007

OPTION COMMITMENT
[No Vesting Provision]

Notice is hereby given that, effective this ______ day of __________________, 200_ (the "*Effective Date*"), **STARFIRE MINERALS INC.** (the "*Company*") has granted to __________ ______________________________________ (the "*Service Provider*") an Option to acquire _____________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of __________________, 200_ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of $_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ____________________________ of the Company, entitled to receive Options under TSX-V Policies.

STARFIRE MINERALS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____

[*Service Provider*]

SCHEDULE "B"

STARFIRE MINERALS INC.
SHARE OPTION PLAN DATED APRIL 19, 2007

OPTION COMMITMENT
[Vesting Provisions]

Notice is hereby given that, effective this ______ day of __________________, 200_ (the "*Effective Date*"), **STARFIRE MINERALS INC.** (the "*Company*") has granted to ____ (the "*Service Provider*") an Option to acquire ______________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of _______________ _______, 200_ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of $_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

Optioned Shares will vest as follows:

____
____
____
____
____

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ___________________________ of the Company, entitled to receive Options under TSX-V Policies.

STARFIRE MINERALS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____
[*Service Provider*]

Form 52-109F1 ***Certification of Annual Filings***

I, ***Dan Mosher, President and Chief Executive Officer of Starfire Minerals Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Starfire Minerals Inc.*** (the issuer) for the period ending ***October 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2007

"Dan Mosher"
President and Chief Executive Officer

Form 52-109F1 ***Certification of Annual Filings***

I, ***Boyce Butler, Chief Financial Officer of Starfire Minerals Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Starfire Minerals Inc.*** (the issuer) for the period ending ***October 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2007

"Boyce Butler"
Chief Financial Officer

Form 52-109F1 ***Certification of Annual Filings***

I, ***Dan Mosher, President and Chief Executive Officer of Starfire Minerals Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Starfire Minerals Inc.*** (the issuer) for the period ending ***October 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 27, 2007

"Dan Mosher"
President and Chief Executive Officer

Form 52-109F1 *Certification of Annual Filings*

I, ***Boyce Butler, Chief Financial Officer of Starfire Minerals Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Starfire Minerals Inc.*** (the issuer) for the period ending ***October 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 27, 2007

"Boyce Butler"
Chief Financial Officer

STARFIRE
MINERALS INC.

YEAR END REPORT – October 31, 2006

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the 12 months ended October 31, 2006

Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the 12 months ended October 31, 2006 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on development of shareholder equity.

The company over the previous two years has been successful in entering into options and or ownership on various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company has completed further exploration of its Quebec uranium properties and recently completed 3 Aerial surveys over 4 of our properties to assist in determining as to how best to proceed with further exploration and development of properties in Quebec and Ontario for Uranium. These surveys will assist in providing further drilling and exploration targets for the Capri project in Quebec, and the Stobie Lake, Montreal River, and Montreal River North properties in Ontario. We are expecting to receive written reports on the results of the Airborne Survey by the end of February. Exploration and drilling is also continuing on the Cross Structure uranium property in Quebec, the Langmuir nickel property in Ontario, and the Porphyry Pearl Copper/Gold property in British Columbia. Please refer to SEDAR, (www.sedar.com) which contains technological reports on Capri, Crossfire Langmuir and Porphyry Pearl, projects. We refer to our year end financial report wherein are described details re options or ownership of each of our 11 properties.

As previously mentioned the Company has a total of 11 properties and is in negotiation to acquire a further uranium property in Quebec. With these properties the Company will be able to diversify its proposed exploration programs with potential in uranium, nickel, copper & gold and other precious minerals.

The company intends to further pursue and evaluate mineral properties for acquisition with the objective of acquiring mineral property resource assets that are prospective for expansion and that may be developed feasibly. This process will ensure continued maximum exposure and leverage with regards to the Uranium, Base Metals and Precious Metal markets.

Starfire Minerals Inc. owns 100 % interest in three subsidiary companies, Starfire Uranium Inc., Starfire Nickel Inc. and Starfire Precious Metals Inc. further providing the opportunity for effective development, joint venture partnerships and other financing opportunities.

The properties, discussed further below, in which we presently hold an interest and we consider beneficial, will be transferred to the appropriate subsidiary company on completion of "arrangement agreement". The properties including any new acquisitions and depending on their mineral type are to be assigned to one of Starfire Uranium, Starfire Nickel or Starfire Precious Metals. The proposed restructuring and transfer of the various properties are subject to any governmental, regulatory and/or other approvals that may be required.

The Company has been working on its holdings in the Timmins, Ontario area that are prospective for nickel, copper, zinc, gold and platinum group metals. We refer to our news

release January 2, and January 3rd on Sedar re drilling results and drilling program on Langmuir nickel property which we have furthered detailed below under properties. Also available are details on our exploration activities on properties in Quebec and British Columbia.

With the improved market interest in junior companies in the forgoing prospective type of properties, it has increased the opportunity for funding to be raised in order to further evaluate their potential.

While we will be commenting on various aspects of the Companies in this report we remind the general public and others who read this report that detailed news releases are posted with SEDAR at www. sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been interlisted on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at

www.sedar.com.

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss is mainly the result of exploration costs on various properties.

Selected Quarterly Results

	3 months Ended January 31 2006 (un-audited)	3 months Ended April 30 2006 (un-audited)	3 months Ended July 31 2006 (un-audited)	3 months Ended Oct 31 2006 (un-audited)
Financial Results				
Interest and other Income	$0	S661	$3,140	$2,616
Operating expenses	$250,641	$398,267	$305,437	$748,609
Net Loss	$250,641	$397,606	$302,297	$ 89,393
Loss per share	$ 0.01	$0.01	$0.01	$0.002

	3 months Ended October 31 2005 (un-audited)	3 months Ended July 31 2005 (un-audited)	3 months Ended April 30 2005 (un-audited)	3 months Ended January 31 2005 (un-audited)	3 months Ended October 31 2004 (un-audited)	3 months Ended July 31 2004 (un-audited)
Financial Results						
Interest and other income	$0	$ 0	$ 0	$ 0	$ 0	$ 0
Operating expenses	$388,312	$260,106	$121,123	$129,320	19,292	22,947
Net Loss	$227,476	$260,106	$121,123	$129,320	19,292	2,947
Loss per share	$ 0.01	$ 0.01	$ 0.006	$ 0.007	0.001	0.002

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

Outstanding Share Data
As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments
There has been no change in Officers and Directors as approved at the Annual General Meeting April 12, 2006.

The Company has established a working relationship with a Management Company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The Management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in more detail.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from 1,700 meters drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration work. The Company recently has completed an Airborne Radiometric and Magnetic Survey in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration, subject to the results of the airborne survey which we expect to receive latter part of February 2007.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the city of Quebec near Havre-St. Pierre in eastern Quebec. The Company posted for the Cross Structure property a 43-101 compliant technical report, we refer the reader to the news release dated December 22, 2005 on SEDAR. With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we have a phase 1 proposed budget for further exploration totaling $350,000 with further work scheduled for spring 2007

The Company optioned a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. This property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. The Company intends to pursue uranium exploration including trenching, sampling and if warranted drilling on this property in the ensuing year. With this in mind the Company has arranged and completed an Airborne Radiometric and Magnetic Survey. Subject to the preliminary findings now under review of the survey the Company has proposed a budget of $45,000 for initial ground exploratory work. Availability of personnel and funding will determine a definitive schedule for activity on this property.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company as announced April 18, 2006 commenced exploration and as a result of favourable findings from the drilling program and as announced in our news release January 3, 2007 has proceeded with a further drill program now underway. It is proposed to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole.

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. The 43-101 compliant technical report completed in 2004 indicates that additional exploratory work is warranted and should proceed on the property. We refer to the news release on SEDAR providing details on the acquisition, past exploration activity and property description. Further exploration was completed in the fall for an estimated cost of $500,000 and subject to final report now being prepared we will prepare a budget for the next phase of exploration scheduled for the spring to summer 2007.

The Company holds 5 groups of claims within the Timmins mineral belt described as the **Carman Property**. The Company announced May 17, 2006 its intention to further explore the property having filed on Sedar a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation in the Langmuir area and Liberty Mines Inc in Timmins the Company will be addressing the best course of action to take to proceed including establishing a budget for the next step of exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario.
The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares with in ten days of TSX approval, 200,000 on each of the two anniversary years. Subject to 2% net smelter royalty. Work commitment requirements $185,000 over three years.

A recent Airborne Radiometric and Magnetic Survey was completed on both Montreal River and Montreal River North the results of which will assist in determining as to the best avenue to proceed with exploration work on both properties. The final report on results of survey expected end of February 2007.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect a Toronto based Investor Relation firm. Term of contract is 5000 per month and 200,000 incentive stock options at $0.25 per share expiring October 2, 2008, with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to item 2 headed Significant Accounting Policies contained in the notes to the audited annual financial statements available at www.sedar.com for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees

and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events

1. As a result of the Company's restructuring and employees of Starfire Minerals Inc. being transferred to the Management Company the Company has entered into a one year engagement agreement with a related party for improved office space, reception, office equipment, accounting, consulting services and administration services for $19,874 per month, plus other costs incurred. This contract is now in process of renewal.

2. Further to Langmuir South January 3, 2007 press release drilling program now in progress.

3. We are awaiting final results of airborne surveys of Montreal River, Montreal River North, Capri and Stobie Lake properties.

The Company has estimated a budgeted for total property acquisition and expenditures of $3,349,658 for the period ending October 31, 2007. However with the continued success in raising capital the Company will possibly accelerate its exploratory program and bring forward a portion of budget which was projected to be expensed in year 2008.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Other requirements

Share Capital:

1. Authorized: unlimited number of common shares without par value.
2. Common shares issued and outstanding as at January 31, 2007 are 50,346,011.
3. As at January 31, 2007, there were 3,840,000 incentive stock options outstanding.
4. As at January 31, 2007 there were 17,558,718.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

Computershare

RECEIVED
FEB -5 A 6:40

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 5, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: STARFIRE MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 854915105/CA8549151055/COMMON
3.	CUSIP/Class of Security entitled to vote	: 854915105/CA8549151055/COMMON
4.	Record Date for Notice	: 02 Mar 2007
5.	Record date for Voting	: 02 Mar 2007
6.	Beneficial Ownership determination date	: 02 Mar 2007
7.	Meeting Date	: 19 Apr 2007
8.	Meeting Location	: Guinness Tower, Conference room, Lower Mall 1055 West Hastings Street, Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

RECEIVED
2007 FEB -5 A 6:40

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

January 15, 2007

Item 3. News Release

A News Release dated and issued January 15, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

January 15, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

January 15, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce that further to its news release of January 17, 2006, it has issued an aggregate of 800,000 shares with respect to the Company's acquisition of the Porphyry Pearl property situated in the Toodoggone mining district in northern British Columbia. These shares are subject to a four month hold period expiring May 13, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

January 15, 2007

NEWS RELEASE

Starfire Minerals Inc. wishes to announce that further to its news release of January 17, 2006, it has issued an aggregate of 800,000 shares with respect to the Company's acquisition of the Porphyry Pearl property situated in the Toodoggone mining district in northern British Columbia. These shares are subject to a four month hold period expiring May 13, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

January 10, 2007

Item 3. News Release

A News Release dated and issued January 10, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

January 10, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 10, 2007 **TSX.V: SFR**

NEWS RELEASE

Starfire Receives Preliminary Report Indicating Positive Results from Geophysical Surveys Conducted on the Porphyry Pearl Property

January 10, 2007

Starfire Minerals Inc. has received very encouraging results documented in a Preliminary Report by Peter E. Walcott and Associates from Geophysical Surveys conducted during the 2006 field season on the Porphyry Pearl property.

The property, which is situated in the Toodoggone mining district in northern British Columbia, consists of 6000 hectares between 6 and 14 kilometres north of the Toodoggone River, some 300 kilometres north of Smithers, and approximately 60 kilometres northwest of the Kemess South Mine which is one of the largest copper-gold porphyry deposits in production in BC, owned and operated by Northgate Minerals Corp (NGX-T)

A line cutting and geophysics program was conducted during the period August 8 to September 17, 2006 by up to a 20 person crew. A base camp was established on the property. The camp was serviced by fixed wing aircraft from Smithers to Sturdy Strip and then by helicopter between Sturdy Strip and the base camp. Expenditures were in excess of $500,000.

Line cutting established a 6.4 kilometre long northwesterly oriented baseline with 26 cross lines at 200 metre to 400 metre line spacing for a total of approximately 60 line-kilometres of line cutting.

A proton magnetometer survey was conducted over approximately 50 line-kilometres of the grid. A pole-dipole Induced Polarization ("IP") chargeability and resistivity survey was also conducted over the same area using first to sixth separations with 100 metre dipole spacing.

The results showed a strong chargeability response that is associated with the Porphyry Pearl showing area. The anomalous zone that encompasses this response is some **three kilometres in length and up to greater that one kilometre in width.** The anomaly strikes 330° and lies along the east side of Moosehorn Creek. The magnetometer survey shows a northwesterly striking linear magnetic low generally corresponding with Moosehorn Creek that is flanked by magnetic highs that are coincident with the IP anomaly. It is interpreted that the magnetic low is due to a major regional fault and that the magnetic highs and coincident chargeability anomaly (with corresponding resistivity low) may represent prospective porphyry style sulphide mineralization adjacent to the regional fault. From regional airborne geophysics and geologic mapping by the BC Geological Survey Branch, it is interpreted that the northwesterly trending regional fault in Moosehorn Creek is the strike extension of a major regional fault the occurs to the west of the Kemess deposits located 60 kilometres to the southeast. The Shasta gold mine and Swan gold occurrence also appear to be associated with this regional fault.

A second zone of anomalous chargeability was discovered on the slopes on the west side of McClair creek approximately 3.2 kilometres to the northeast of the Porphyry Pearl showing. This is an under explored area on the property, although one early diamond drill hole in this general location encountered extensive iron sulphide mineralization that may represent a pyrite halo marginal to a mineralized copper-gold porphyry system.

The next phase of the geophysical program is to perform 2D and 3D inversion calculations on the IP data that should better define the chargeability and resistivity anomalies at depth. A detailed in-depth Final Report will be prepared at that time. The magnetic and IP data will then be merged with the existing GIS (Geographic Information System) and block model database to allow the spotting of diamond drill targets for a 2007 diamond drill program.

The qualifying person who reviewed this News Release is Arne O. Birkeland, P.Eng. of Arnex Resources Ltd.

For further details on the Porphyry Pearl property, including past exploration work, please refer to our News Releases of January 17, 2006 and March 20, 2006, available on our website at www.starfireminerals.ca.

Starfire Minerals Inc. includes nickel, uranium and precious & base metal divisions with properties in Quebec, Ontario and British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 10, 2007 **TSX.V: SFR**

NEWS RELEASE

Starfire Receives Preliminary Report Indicating Positive Results from Geophysical Surveys Conducted on the Porphyry Pearl Property

January 10, 2007

Starfire Minerals Inc. has received very encouraging results documented in a Preliminary Report by Peter E. Walcott and Associates from Geophysical Surveys conducted during the 2006 field season on the Porphyry Pearl property.

The property, which is situated in the Toodoggone mining district in northern British Columbia, consists of 6000 hectares between 6 and 14 kilometres north of the Toodoggone River, some 300 kilometres north of Smithers, and approximately 60 kilometres northwest of the Kemess South Mine which is one of the largest copper-gold porphyry deposits in production in BC, owned and operated by Northgate Minerals Corp (NGX-T)

A line cutting and geophysics program was conducted during the period August 8 to September 17, 2006 by up to a 20 person crew. A base camp was established on the property. The camp was serviced by fixed wing aircraft from Smithers to Sturdy Strip and then by helicopter between Sturdy Strip and the base camp. Expenditures were in excess of $500,000.

Line cutting established a 6.4 kilometre long northwesterly oriented baseline with 26 cross lines at 200 metre to 400 metre line spacing for a total of approximately 60 line-kilometres of line cutting.

A proton magnetometer survey was conducted over approximately 50 line-kilometres of the grid. A pole-dipole Induced Polarization ("IP") chargeability and resistivity survey was also conducted over the same area using first to sixth separations with 100 metre dipole spacing.

The results showed a strong chargeability response that is associated with the Porphyry Pearl showing area. The anomalous zone that encompasses this response is some **three kilometres in length and up to greater that one kilometre in width.** The anomaly strikes 330° and lies along the east side of Moosehorn Creek. The magnetometer survey shows a northwesterly striking linear magnetic low generally corresponding with Moosehorn Creek that is flanked by magnetic highs that are coincident with the IP anomaly. It is interpreted that the magnetic low is due to a major regional fault and that the magnetic highs and coincident chargeability anomaly (with corresponding resistivity low) may represent prospective porphyry style sulphide mineralization adjacent to the regional fault. From regional airborne geophysics and geologic mapping by the BC Geological Survey Branch, it is interpreted that the northwesterly trending regional fault in Moosehorn Creek is the strike extension of a major regional fault the occurs to the west of the Kemess deposits located 60 kilometres to the southeast. The Shasta gold mine and Swan gold occurrence also appear to be associated with this regional fault.

A second zone of anomalous chargeability was discovered on the slopes on the west side of McClair creek approximately 3.2 kilometres to the northeast of the Porphyry Pearl showing. This is an under explored area on the property, although one early diamond drill hole in this general location encountered extensive iron sulphide mineralization that may represent a pyrite halo marginal to a mineralized copper-gold porphyry system.

The next phase of the geophysical program is to perform 2D and 3D inversion calculations on the IP data that should better define the chargeability and resistivity anomalies at depth. A detailed in-depth Final Report will be prepared at that time. The magnetic and IP data will then be merged with the existing GIS (Geographic Information System) and block model database to allow the spotting of diamond drill targets for a 2007 diamond drill program.

The qualifying person who reviewed this News Release is Arne O. Birkeland, P.Eng. of Arnex Resources Ltd.

For further details on the Porphyry Pearl property, including past exploration work, please refer to our News Releases of January 17, 2006 and March 20, 2006, available on our website at www.starfireminerals.ca.

Starfire Minerals Inc. includes nickel, uranium and precious & base metal divisions with properties in Quebec, Ontario and British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

January 3, 2007

Item 3. News Release

A News Release dated and issued January 3, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9. Date of Report

January 3, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 03, 2007 **TSX.V: SFR**

NEWS RELEASE

STARFIRE TO CONTINUE DRILLING ON LANGMUIR TO ESTABLISH PRELIMINARY RESOURCE ESTIMATE

Vancouver, January 3, 2007 – Starfire Minerals Inc. is pleased to announce the continuation of its drilling program on its 100% owned Langmuir property near Timmins Ontario. The Company recently intersected a high grade nickel mineralization as result of its most recent drilling program completed during December 2006. (For further details please refer to the Company's news release of January 2, 2007.)

The South Zone on the Langmuir property was discovered in the late 1970's by the INCO-Noranda joint venture that operated the Langmuir #2 deposit. In 1989, Timmins Nickel Ltd. drilled 4 holes into the South Zone confirming the down plunge and strike extension of the deposit

Starfire will be continuing line cutting and boundary surveying, down hole geophysical surveys and an additional 10,000 metres of sectional diamond drilling. This work will lead into a resource estimate for the zone. . This program will commence in late January 2007 and continue throughout the year. The preliminary budget for this program is $750,000.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

January 2, 2007

Item 3.News Release

A News Release dated and issued January 2, 2007 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President
Telephone: (604) 669-5642

Item 9.Date of Report

January 2, 2007

SIGNED: *"Dan Mosher"*

Dan Mosher

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 02, 2007 **TSX.V: SFR**

NEWS RELEASE

STARFIRE INTERSECTS 9.21% NICKEL OVER 1.27 METERS AND 4.48% NICKEL OVER 5.55 METRES ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, January 2, 2007 – Starfire Minerals Inc. is pleased to announce the intersection of high grade nickel mineralization on the Company's 100% owned Langmuir Nickel project near Timmins, Ontario. The Company has completed drilling an additional three holes to test South Zone mineralization, during December 2006.

The South Zone was discovered in the late 1970's by the INCO-Noranda joint venture that operated the Langmuir #2 deposit. In 1989, Timmins Nickel Ltd. drilled 4 holes into the South Zone confirming the down plunge and strike extension of the deposit.

The first two diamond drill holes from December 2006 (EL-06-01&02) were drilled to test a down-hole anomaly located by Timmins Nickel in 1990, approximately 150 metres west of any previously located mineralization. The komatiite-dacite contact was weakly mineralized in both holes with the best result in hole #2 grading 0.31% Ni over a core length of 1.5 metres.

The third hole (EL-06-03) was a 30 metre step-out west from Timmins Nickel hole L-89-01 that intersected 4.88% Ni over a core length of 1.85 metres. The L-89-01 information is prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Hole (El-06-03) intersected massive, net textured and disseminated pentlandite and millerite from 424.35 m to 429.90m. **The entire section averaged 4.48% Nickel, 0.37% Copper and 0.044% Cobalt over a core length of 5.55 metres.** True width of the intersection is estimated at 60-65% of the core length.

A breakdown of the intersection is as follows:

From (m)	To (m)	Length (m)	% Nickel	% Copper	% Cobalt
424.35	425.62	1.27	9.21	0.68	0.137
425.62	426.24	0.62	3.66	0.105	0.024
426.24	427.30	1.06	3.38	0.029	0.014
427.30	428.00	0.70	0.79	0.022	0.004
428.00	428.90	0.90	0.97	0.170	0.005
428.90	429.90	1.00	5.90	0.920	0.032

Assays were performed on split BQ-size core by Swastika Labs of Swastika, Ontario. The analytical method is aqua regia digestion with atomic absorption spectrometric determination. Assays for Platinum Group Elements are still pending.

This intersection was located at a vertical depth of 390 metres at the komatiite-dacite contact.

Drilling will continue in early 2007 to test the strike length and up-dip expression of the deposit. Additional fieldwork will include down-hole geophysical surveys and additional grid cutting and survey work.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 03, 2007 **TSX.V: SFR**

NEWS RELEASE

STARFIRE TO CONTINUE DRILLING ON LANGMUIR TO ESTABLISH PRELIMINARY RESOURCE ESTIMATE

Vancouver, January 3, 2007 – Starfire Minerals Inc. is pleased to announce the continuation of its drilling program on its 100% owned Langmuir property near Timmins Ontario. The Company recently intersected a high grade nickel mineralization as result of its most recent drilling program completed during December 2006. (For further details please refer to the Company's news release of January 2, 2007.)

The South Zone on the Langmuir property was discovered in the late 1970's by the INCO-Noranda joint venture that operated the Langmuir #2 deposit. In 1989, Timmins Nickel Ltd. drilled 4 holes into the South Zone confirming the down plunge and strike extension of the deposit

Starfire will be continuing line cutting and boundary surveying, down hole geophysical surveys and an additional 10,000 metres of sectional diamond drilling. This work will lead into a resource estimate for the zone. . This program will commence in late January 2007 and continue throughout the year. The preliminary budget for this program is $750,000.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

January 02, 2007 **TSX.V: SFR**

NEWS RELEASE

STARFIRE INTERSECTS 9.21% NICKEL OVER 1.27 METERS AND 4.48% NICKEL OVER 5.55 METRES ON LANGMUIR TOWNSHIP PROPERTY

Vancouver, January 2, 2007 – Starfire Minerals Inc. is pleased to announce the intersection of high grade nickel mineralization on the Company's 100% owned Langmuir Nickel project near Timmins, Ontario. The Company has completed drilling an additional three holes to test South Zone mineralization, during December 2006.

The South Zone was discovered in the late 1970's by the INCO-Noranda joint venture that operated the Langmuir #2 deposit. In 1989, Timmins Nickel Ltd. drilled 4 holes into the South Zone confirming the down plunge and strike extension of the deposit.

The first two diamond drill holes from December 2006 (EL-06-01&02) were drilled to test a down-hole anomaly located by Timmins Nickel in 1990, approximately 150 metres west of any previously located mineralization. The komatiite-dacite contact was weakly mineralized in both holes with the best result in hole #2 grading 0.31% Ni over a core length of 1.5 metres.

The third hole (EL-06-03) was a 30 metre step-out west from Timmins Nickel hole L-89-01 that intersected 4.88% Ni over a core length of 1.85 metres. The L-89-01 information is prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Hole (El-06-03) intersected massive, net textured and disseminated pentlandite and millerite from 424.35 m to 429.90m. **The entire section averaged 4.48% Nickel, 0.37% Copper and 0.044% Cobalt over a core length of 5.55 metres.** True width of the intersection is estimated at 60-65% of the core length.

A breakdown of the intersection is as follows:

From (m)	To (m)	Length (m)	% Nickel	% Copper	% Cobalt
424.35	425.62	1.27	9.21	0.68	0.137
425.62	426.24	0.62	3.66	0.105	0.024
426.24	427.30	1.06	3.38	0.029	0.014
427.30	428.00	0.70	0.79	0.022	0.004
428.00	428.90	0.90	0.97	0.170	0.005
428.90	429.90	1.00	5.90	0.920	0.032

Assays were performed on split BQ-size core by Swastika Labs of Swastika, Ontario. The analytical method is aqua regia digestion with atomic absorption spectrometric determination. Assays for Platinum Group Elements are still pending.

This intersection was located at a vertical depth of 390 metres at the komatiite-dacite contact.

Drilling will continue in early 2007 to test the strike length and up-dip expression of the deposit. Additional fieldwork will include down-hole geophysical surveys and additional grid cutting and survey work.

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

December 11, 2006

Item 3.News Release

A News Release dated and issued December 11, 2006 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President & CEO
Telephone: (604) 623-3101

Item 9.Date of Report

December 11, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher, President & CEO

STARFIRE MINERALS INC

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

December 11, 2006 **SFR: TSX-V**

STARFIRE ANNOUNCES WINTER DRILL PROGRAM FOR ITS CROSS-STRUCTURE URANIUM PROPERTY

Starfire Minerals Inc. (the Company) is pleased to announce that the Qualified Person for the Cross Structure Property has recommended a Phase 1 diamond drill program of 1500 to 2000 meters to explore the targets identified from recent work on this property.

The Cross Structure property is located in the south-eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish and 106 kilometers east of Havre St-Pierre.

Each probed hole will be the subject of a survey of spectral diagraphics gamma along the hole, with an aim of recognizing the radioactive components (U, Th, K, Total) and the thicknesses of mineral-bearing lithologies.

The budget for this phase of the project is $350,000

Mr. Michel Proulx, P. Geo. M.Sc., OGQ, has recommended the Company initially explore the "K" and "J" zones on the north-easterly part of the property, which is easily accessible.

Chemical assays from ALS-Chimitec Laboratories last month confirmed the presence of U308 in 5 samples from these zones as outlined below:

Location	lbs/short ton U3O8	ppm U	Length
K Dyke	1.69 lb	716	3.5 meters
	1.11 lb	472	2.0 meters
J Dyke	1.10	467	2.0 meters
	1.06	448	3.0 meters
	0.93	395	1.5 meters

Cross Structure is a low grade, high tonnage uranium target with historical resource estimates from previous work prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

The historical exploration on the property has demonstrated the possibility of low grade high tonnage uranium mineralization; however the property is still in the early stage of exploration. No mineral resources are known to exist on the property and there can be no assurance that additional exploration will result in the delineation of any mineral resources.

This news release was reviewed by Michel Proulx, P. Geo. M.Sc., OGQ, Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Cross Structure property.

ON BEHALF OF THE BOARD OF DIRECTORS
OF STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

December 11, 2006 **SFR: TSX-V**

STARFIRE ANNOUNCES WINTER DRILL PROGRAM FOR ITS CROSS-STRUCTURE URANIUM PROPERTY

Starfire Minerals Inc. (the Company) is pleased to announce that the Qualified Person for the Cross Structure Property has recommended a Phase 1 diamond drill program of 1500 to 2000 meters to explore the targets identified from recent work on this property.

The Cross Structure property is located in the south-eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish and 106 kilometers east of Havre St-Pierre.

Each probed hole will be the subject of a survey of spectral diagraphics gamma along the hole, with an aim of recognizing the radioactive components (U, Th, K, Total) and the thicknesses of mineral-bearing lithologies.

The budget for this phase of the project is $350,000

Mr. Michel Proulx, P. Geo. M.Sc., OGQ, has recommended the Company initially explore the "K" and "J" zones on the north-easterly part of the property, which is easily accessible.

Chemical assays from ALS-Chimitec Laboratories last month confirmed the presence of U308 in 5 samples from these zones as outlined below:

Location	lbs/short ton U3O8	ppm U	Length
K Dyke	1.69 lb	716	3.5 meters
	1.11 lb	472	2.0 meters
J Dyke	1.10	467	2.0 meters
	1.06	448	3.0 meters
	0.93	395	1.5 meters

Cross Structure is a low grade, high tonnage uranium target with historical resource estimates from previous work prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

The historical exploration on the property has demonstrated the possibility of low grade high tonnage uranium mineralization; however the property is still in the early stage of exploration. No mineral resources are known to exist on the property and there can be no assurance that additional exploration will result in the delineation of any mineral resources.

This news release was reviewed by Michel Proulx, P. Geo. M.Sc., OGQ, Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Cross Structure property.

ON BEHALF OF THE BOARD OF DIRECTORS
OF STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

November 29, 2006

Item 3. News Release

A News Release dated and issued November 29, 2006 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President & CEO
Telephone: (604) 623-3101

Item 9. Date of Report

November 29, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher, President & CEO

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 29, 2006

NEWS RELEASE

STARFIRE MINERALS ANNOUNCES 1,350,000 OPTIONS AT $0.25

The Company (TSXV:SFR) wishes to announce that it has granted options to certain directors, officers, employees and consultants of the Company to purchase an aggregate of 1,350,000 shares of the Company at a price of $0.25 per share for a period of five years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1. Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2. Date of Material Change

November 29, 2006

Item 3. News Release

A News Release dated and issued November 29, 2006 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4. Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5. Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Dan Mosher, President & CEO
Telephone: (604) 623-3101

Item 9. Date of Report

November 29, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher, President & CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 29, 2006

NEWS RELEASE
STARFIRE CONTINUES DRILLING LANMUIR NICKEL PROJECT, TIMMINS ONTARIO

Starfire Minerals Inc. is pleased to announce the continuation of exploration on the Company's 100% owned Langmuir Nickel project near Timmins Ontario. Work on this site has been ongoing throughout the summer and early fall and will be extended through December.

The current project will be supervised by Mr. Ed Ludwig, B.Sc. who has over 15 years of experience in this region. All drilling and field work continues to be done by Mr. Larry J. Salo of Timmins, Ontario. A summary of work completed to date and assays will be available in December, 2006

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

About Starfire:

Starfire Minerals Inc. includes uranium, nickel, precious and base metal divisions with ten Canadian properties in Ontario, Quebec and British Columbia.

A field crew has completed work on the Company's Porphyry Pearl Gold Copper Property in the Toodoggone region of North-Central B.C. The Toodoggone Mineral Belt hosts several large Porphyry copper/gold deposits and has several epithermal high grade Gold silver deposits that have been mined or are being mined. The results from this project are expected to be forthcoming in early December, 2006.

Another crew has completed the Company's latest phase of the Company's Cross-Structure Uranium Property 700 miles east of Montréal, Que. Follow up exploration is

planned on this property as a result recent assays (See News Release of November 27, 2006) and from encouraging Uranium anomalies delineated by its Airborne Radiometric and Magnetic survey completed in 2005, and ground work completed in the summer of 2006. Recent uranium exploration results from an adjacent property owned by Entourage Mining Ltd, (ETGMF) has encouraged Starfire to prioritize the work on this project. (See Entourage Mining Ltd. news releases August 30, 2006 and September 5, 2006).

The Company has also completed Airborne Radiometric and Magnetic Surveys, on 4 of its Uranium Properties by Terraquest Ltd. (www.terraquest.ca). These properties include the Capri property in Quebec, and the Stobie Lake, Montreal River, and Montreal River North projects in Ontario. (The Cross-Structure airborne survey was completed last year). Results from these surveys will allow the Company to prioritize prospective targets on these properties. These results will be available in late December 2006 or early January 2007.

All exploration work has being subcontracted to experienced contractors with proven track records, the necessary equipment and qualified personnel. The Company plans to continue work throughout the winter of 2006/2007 will disseminate results from operations as they become available.

This news release was reviewed by Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Langmuir property.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 29, 2006

NEWS RELEASE

STARFIRE MINERALS ANNOUNCES 1,350,000 OPTIONS AT $0.25

The Company (TSXV:SFR) wishes to announce that it has granted options to certain directors, officers, employees and consultants of the Company to purchase an aggregate of 1,350,000 shares of the Company at a price of $0.25 per share for a period of five years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 - 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 29, 2006

NEWS RELEASE
STARFIRE CONTINUES DRILLING LANMUIR NICKEL PROJECT, TIMMINS ONTARIO

Starfire Minerals Inc. is pleased to announce the continuation of exploration on the Company's 100% owned Langmuir Nickel project near Timmins Ontario. Work on this site has been ongoing throughout the summer and early fall and will be extended through December.

The current project will be supervised by Mr. Ed Ludwig, B.Sc. who has over 15 years of experience in this region. All drilling and field work continues to be done by Mr. Larry J. Salo of Timmins, Ontario. A summary of work completed to date and assays will be available in December, 2006

Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for this property is Mr. Gerald Harron, P. Eng. of Toronto, Ontario.

About Starfire:

Starfire Minerals Inc. includes uranium, nickel, precious and base metal divisions with ten Canadian properties in Ontario, Quebec and British Columbia.

A field crew has completed work on the Company's Porphyry Pearl Gold Copper Property in the Toodoggone region of North-Central B.C. The Toodoggone Mineral Belt hosts several large Porphyry copper/gold deposits and has several epithermal high grade Gold silver deposits that have been mined or are being mined. The results from this project are expected to be forthcoming in early December, 2006.

Another crew has completed the Company's latest phase of the Company's Cross-Structure Uranium Property 700 miles east of Montréal, Que. Follow up exploration is

planned on this property as a result recent assays (See News Release of November 27, 2006) and from encouraging Uranium anomalies delineated by its Airborne Radiometric and Magnetic survey completed in 2005, and ground work completed in the summer of 2006. Recent uranium exploration results from an adjacent property owned by Entourage Mining Ltd, (ETGMF) has encouraged Starfire to prioritize the work on this project. (See Entourage Mining Ltd. news releases August 30, 2006 and September 5, 2006).

The Company has also completed Airborne Radiometric and Magnetic Surveys, on 4 of its Uranium Properties by Terraquest Ltd. (www.terraquest.ca). These properties include the Capri property in Quebec, and the Stobie Lake, Montreal River, and Montreal River North projects in Ontario. (The Cross-Structure airborne survey was completed last year). Results from these surveys will allow the Company to prioritize prospective targets on these properties. These results will be available in late December 2006 or early January 2007.

All exploration work has being subcontracted to experienced contractors with proven track records, the necessary equipment and qualified personnel. The Company plans to continue work throughout the winter of 2006/2007 will disseminate results from operations as they become available.

This news release was reviewed by Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Langmuir property.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

November 27, 2006

Item 3.News Release

A News Release dated and issued November 27, 2006 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President & CEO
Telephone: (604) 623-3101

Item 9.Date of Report

November 27, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher, President & CEO

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

November 27, 2006 **SFR: TSX-V**

STARFIRE ANNOUNCES SIGNIFICANT URANIUM MINERALIZATION FOR ITS CROSS-STRUCTURE PROPERTY

Starfire Minerals (the company) is pleased to announce that the chemical report for the 2006 field program has outlined the potential for substantial uranium mineralization on their Cross-Structure Property in Havre St. Pierre, Quebec, Canada. The Cross Structure property is located in the south-eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish and 106 kilometers east of Havre St-Pierre.

The fieldwork program was designed to test the Cross Structure dyke zone previously identified by Aguanish Uranium Inc in 1977. The program was also designed to test fourteen radiometric targets delineated by Starfire during the 2005 airborne survey over the property area. Cross Structure is a low grade, high tonnage uranium target with historical reserve estimates from previous work prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. The present program was the first attempt to test the surface potential of all previous and recent delineated uranium mineralization on the property.

The historical exploration on the property has demonstrated the possibility of low grade high tonnage uranium mineralization; however the property is still in the early stage of exploration. No mineral resources are known to exist on the property and there can be no assurance that additional exploration will result in the delineation of any mineral resources.

The fieldwork program consisted of line cutting a grid established over the target areas followed by a geological survey; prospecting, rock stripping and rock saw sampling. The geophysical survey consisted of radiometric and magnetometer surveys over the area of the grid. A total of 44 kilometers of grid lines were completed (cut, stationed and picketed) and a total of 67 rock saw samples and 24 grab samples were collected from the Cross Structure zone as well as a cluster of anomalous radioactive zones that were recently identified by Starfire.

All 91 rock samples were forwarded to ALS-Chimitec Laboratories ISO 9001:2000 in Val d 'Or for sample preparation and uranium analysis. Results of the samples give the following:

U308 Highlights of the results include:

Location	lbs/short ton	ppm	Length
K Dyke	1.69 lb	716	3.5 meters
	1.11 lb	472	2.0 meters
J Dyke	1.10	467	2.0 meters
	1.06	448	3.0 meters
	0.93	395	1.5 meters
L Anomaly	1.88	796	2.0 meters
	2.26	957	(grab sample)
E Dyke	0.87	367	1.3 meters

Cross Structure dyke zone failed to return any significant values (i.e. over 0.40 lb/st U3O8)

Please note: The complete results of the project will be available on Starfire's website at www.starfireminerals.ca.

All geophysical data of the project was recently sent to Geotronics in Vancouver for geophysical interpretation and geophysical report.

It is expected that the comprehensive program of prospecting, technical surveys and rock saw channel sampling along with the results from this program will result in a recommendation for further exploration to be tested by a diamond drilling program.

The management team of Starfire is pleased with the fieldwork program. A detailed interpretation of the results and a plan for a winter drilling program is underway by the project geologist Mr. Michel Proulx. The geological report on this program will be released as soon as it becomes available.

This news release was reviewed by Michel Proulx, P. Geo. M.Sc., OGQ, Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Cross Structure property.

ON BEHALF OF THE BOARD OF DIRECTORS
OF **STARFIRE MINERALS INC.**

"Dan Mosher"
Dan Mosher
President/CEO

STARFIRE MINERALS INC
520-355 BURRARD STREET
VANCOUVER, BC
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

NEWS RELEASE

November 27, 2006 **SFR: TSX-V**

STARFIRE ANNOUNCES SIGNIFICANT URANIUM MINERALIZATION FOR ITS CROSS-STRUCTURE PROPERTY

Starfire Minerals (the company) is pleased to announce that the chemical report for the 2006 field program has outlined the potential for substantial uranium mineralization on their Cross-Structure Property in Havre St. Pierre, Quebec, Canada. The Cross Structure property is located in the south-eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish and 106 kilometers east of Havre St-Pierre.

The fieldwork program was designed to test the Cross Structure dyke zone previously identified by Aguanish Uranium Inc in 1977. The program was also designed to test fourteen radiometric targets delineated by Starfire during the 2005 airborne survey over the property area. Cross Structure is a low grade, high tonnage uranium target with historical reserve estimates from previous work prior to implementation of NI 43-101 standards. Any historical information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. The present program was the first attempt to test the surface potential of all previous and recent delineated uranium mineralization on the property.

The historical exploration on the property has demonstrated the possibility of low grade high tonnage uranium mineralization; however the property is still in the early stage of exploration. No mineral resources are known to exist on the property and there can be no assurance that additional exploration will result in the delineation of any mineral resources.

The fieldwork program consisted of line cutting a grid established over the target areas followed by a geological survey; prospecting, rock stripping and rock saw sampling. The geophysical survey consisted of radiometric and magnetometer surveys over the area of the grid. A total of 44 kilometers of grid lines were completed (cut, stationed and picketed) and a total of 67 rock saw samples and 24 grab samples were collected from the Cross Structure zone as well as a cluster of anomalous radioactive zones that were recently identified by Starfire.

All 91 rock samples were forwarded to ALS-Chimitec Laboratories ISO 9001:2000 in Val d 'Or for sample preparation and uranium analysis. Results of the samples give the following:

U308 Highlights of the results include:

Location	lbs/short ton	ppm	Length
K Dyke	1.69 lb	716	3.5 meters
	1.11 lb	472	2.0 meters
J Dyke	1.10	467	2.0 meters
	1.06	448	3.0 meters
	0.93	395	1.5 meters
L Anomaly	1.88	796	2.0 meters
	2.26	957	(grab sample)
E Dyke	0.87	367	1.3 meters

Cross Structure dyke zone failed to return any significant values (i.e. over 0.40 lb/st U3O8)

Please note: The complete results of the project will be available on Starfire's website at www.starfireminerals.ca.

All geophysical data of the project was recently sent to Geotronics in Vancouver for geophysical interpretation and geophysical report.

It is expected that the comprehensive program of prospecting, technical surveys and rock saw channel sampling along with the results from this program will result in a recommendation for further exploration to be tested by a diamond drilling program.

The management team of Starfire is pleased with the fieldwork program. A detailed interpretation of the results and a plan for a winter drilling program is underway by the project geologist Mr. Michel Proulx. The geological report on this program will be released as soon as it becomes available.

This news release was reviewed by Michel Proulx, P. Geo. M.Sc., OGQ, Starfire's Qualified Person as that term is defined in National Instrument 43-101 and the project geologist for the Cross Structure property.

ON BEHALF OF THE BOARD OF DIRECTORS
OF **STARFIRE MINERALS INC.**

"Dan Mosher"
Dan Mosher
President/CEO

FORM 51-102F3
MATERIAL CHANGE REPORT

Filed pursuant to: National Instrument 51-102
Section 85 (1) of the *Securities Act* (British Columbia)
Section 146 (1) of the *Securities Act* (Alberta)

Item 1.Name and Address of Company

STARFIRE MINERALS INC.
#520 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 669-5642

Item 2.Date of Material Change

November 3, 2006

Item 3.News Release

A News Release dated and issued November 3, 2006 at Vancouver, British Columbia, through Canada Stockwatch, Market News and SEDAR.

Item 4.Summary of Material Change

See news release, a copy of which is attached hereto.

Item 5.Full Description of Material Change

See news release, a copy of which is attached hereto.

Item 6.Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

Not applicable.

Item 8.Executive Officer

Dan Mosher, President & CEO
Telephone: (604) 623-3101

Item 9.Date of Report

November 3, 2006

SIGNED: *"Dan Mosher"*

Dan Mosher, President & CEO

STARFIRE
MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 3, 2006

NEWS RELEASE

Starfire Minerals Inc. is pleased to announce the closing of its private placement announced October 17, 2006. Accordingly, the Company has issued 180,000 units at $0.25 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share for a period of 2 years from the date of issue at an exercise price of $0.45 in the first year and $0.60 in the second year. A restriction on the warrants provides that if the Company's shares close at $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX Venture Exchange for 20 consecutive trading days, then the warrants must be exercised within 30 calendar days of express written notice to the subscriber or they will be cancelled.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring February 1, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

STARFIRE MINERALS INC.

STARFIRE MINERALS INC.
520 – 355 BURRARD STREET
VANCOUVER, B.C.
V6C 2G8
Telephone: 604.669.5642
Facsimile: 604.687.6714

TSXV: SFR

November 3, 2006

NEWS RELEASE

Starfire Minerals Inc. is pleased to announce the closing of its private placement announced October 17, 2006. Accordingly, the Company has issued 180,000 units at $0.25 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share for a period of 2 years from the date of issue at an exercise price of $0.45 in the first year and $0.60 in the second year. A restriction on the warrants provides that if the Company's shares close at $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX Venture Exchange for 20 consecutive trading days, then the warrants must be exercised within 30 calendar days of express written notice to the subscriber or they will be cancelled.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring February 1, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF
STARFIRE MINERALS INC.

"Dan Mosher"

Dan Mosher
President/CEO

S C H E D U L E "B"

Information Publicised by TSX Venture Exchange (TSXV)
(documents listed in order by date and time with most recent first)

Category	Document Type	Document Date
Corporate Summary	DIRECTORS AND MANAGEMENT	as of 19/Dec/2007
Corporate Summary	MARKET CAPITALIZATION	as of 19/Dec/2007
Trading Status	RESUME TRADING	26/Nov/2007
	HALT	26/Nov/2007
Corporate Summary	COMPANY SUMMARY	23/Nov/2007
Financings that are not done thru an Exchange Offering Prospectus	PP-N-B	27/Jul/2007
	PP-N-B	24/Jul/2007
Property Transaction	PROPERTY-ASSET OR SHARE PURCHASE AGREEMENT	16/Mar/2007
Trading Status	RESUME TRADING	02/Jan/2007
	HALT	02/Jan/2007

These documents posted by the TSXV are documents created by them and produced from information received inter alia through daily trading activity, from Starfire Minerals Inc. and through SEDAR filings. These documents are included for convenience only.

INFO TSX VENTURE **Directors and Management**

company person symbol start home

Starfire Minerals Inc.

Listed Company

---- Navigation Options ----

☑ Current ☐ Past Refresh

Person	Position	Effective Date
Board of Directors		
All Board of Directors		
Basil P. Pantages	Director of the Board	19/Oct/1990
Dan Mosher	Director of the Board	16/Nov/2005
Greg MacRae	Director of the Board	28/Apr/2005
Phillip J. Rush	Director of the Board	03/Jul/2007
Richard Pierce	Director of the Board	12/Apr/2006
Dan Mosher	President	16/Nov/2005
Norman Elliot	Secretary of the Board	02/Jan/2006
Management		
All Management		
Dan Mosher	Chief Executive Officer	16/Nov/2005
Norman Elliot	Chief Financial Officer	23/Oct/2007

*Historical Data

Starfire Minerals Inc. (SFR)

Listed Company

MARKET CAPITALIZATION

☐ Show Market Cap based on date range selected below

Effective Date	Expiry Date	Authorized Shares	Issued	Escrow	Last Price	Market Cap **	Float Quoted Market Value ***	Description	
06/Sep/2007		Unlimited	68,237,100	32,250	0.140	9,548,679	9,548,679.000	Company email updating i/o (private placement bulletin of 10,306,775)	Details

DAILY TRADING SUMMARY

From: November 1 2006 To: December 19 2007 Go!

Trade Date	Open	High	Low	Close	Volume	Net Change	Bid	Ask	Last Price	Value	10 Day Closing Avg
18/Dec/2007	0.140	0.140	0.140	0.140	31,000	0.005 ▼	0.135	0.140	0.140	4,340.00	0.148
17/Dec/2007	0.140	0.145	0.140	0.145	37,000	0.005 ▼	0.140	0.145	0.145	5,215.00	0.150
14/Dec/2007	0.150	0.150	0.145	0.150	196,500	0.005 ▲	0.140	0.150	0.150	28,780.00	0.151
13/Dec/2007	0.140	0.150	0.140	0.145	43,000		0.150	0.155	0.145	6,350.00	0.152
12/Dec/2007	0.145	0.145	0.145	0.145	73,911		0.145	0.150	0.125	10,708.88	0.152
11/Dec/2007	0.150	0.150	0.145	0.145	50,500	0.010 ▼	0.145	0.155	0.145	7,502.50	0.152
10/Dec/2007	0.155	0.155	0.155	0.155	10,000		0.145	0.160	0.155	1,550.00	0.155
07/Dec/2007	0.155	0.155	0.145	0.155	150,000	0.005 ▲	0.145	0.160	0.155	22,800.00	0.156
06/Dec/2007	0.145	0.150	0.145	0.150	37,000		0.150	0.155	0.150	5,375.00	0.160
05/Dec/2007	0.145	0.155	0.145	0.150	110,000	0.005 ▲	0.150	0.160	0.150	16,900.00	0.162
04/Dec/2007	0.160	0.160	0.145	0.145	406,000	0.015 ▼	0.145	0.155	0.145	61,055.00	0.165
03/Dec/2007	0.160	0.160	0.150	0.160	64,000		0.150	0.160	0.160	10,165.00	0.167
30/Nov/2007	0.160	0.160	0.160	0.160	129,000	0.010 ▲	0.155	0.160	0.160	20,640.00	0.170
29/Nov/2007	0.165	0.165	0.145	0.150	175,000	0.005 ▲	0.145	0.165	0.150	26,425.00	0.174
28/Nov/2007	0.160	0.170	0.145	0.145	211,000	0.010 ▼	0.145	0.170	0.145	32,332.50	0.180
27/Nov/2007	0.195	0.195	0.155	0.155	199,300	0.025 ▼	0.155	0.165	0.155	34,256.50	0.186
26/Nov/2007	0.190	0.200	0.175	0.180	582,000	0.010 ▲	0.180	0.195	0.180	109,757.51	0.190
23/Nov/2007	0.175	0.180	0.170	0.170	35,000	0.010 ▼	0.165	0.180	0.170	6,175.00	0.196
22/Nov/2007	0.180	0.180	0.180	0.180	20,000	0.010 ▲	0.165	0.180	0.180	3,600.00	0.201
21/Nov/2007	0.170	0.180	0.170	0.170	178,000	0.010 ▼	0.165	0.180	0.170	31,010.00	0.208
20/Nov/2007	0.180	0.180	0.180	0.180	56,000		0.170	0.180	0.180	10,080.00	0.214
19/Nov/2007	0.185	0.185	0.180	0.180	123,000	0.005 ▼	0.180	0.195	0.180	22,255.00	0.219
16/Nov/2007	0.190	0.190	0.180	0.185	121,000	0.010 ▼	0.185	0.200	0.185	22,810.00	0.223
15/Nov/2007	0.205	0.205	0.195	0.195	56,100	0.015 ▼	0.190	0.210	0.195	11,198.00	0.228
14/Nov/2007	0.210	0.210	0.210	0.210	60,000	0.005 ▼	0.205	0.220	0.210	12,600.00	0.228
13/Nov/2007	0.220	0.220	0.210	0.215	148,170	0.005 ▼	0.215	0.235	0.195	31,618.15	0.230
12/Nov/2007	0.225	0.225	0.220	0.220	57,500	0.005 ▼	0.220	0.235	0.220	12,900.00	0.231
09/Nov/2007	0.225	0.225	0.225	0.225	10,000	0.005 ▼	0.220	0.230	0.225	2,250.00	0.234
08/Nov/2007	0.230	0.230	0.225	0.230	50,500	0.010 ▼	0.225	0.235	0.230	11,487.50	0.232
07/Nov/2007	0.240	0.240	0.240	0.240	10,000	0.005 ▲	0.230	0.240	0.240	2,400.00	0.228
06/Nov/2007	0.230	0.240	0.230	0.235	58,500		0.235	0.240	0.235	13,735.00	0.224
05/Nov/2007	0.230	0.235	0.230	0.235	26,000	0.010 ▲	0.230	0.240	0.235	6,035.00	0.223
02/Nov/2007	0.235	0.250	0.225	0.225	15,500	0.025 ▼	0.225	0.235	0.225	3,567.50	0.222
01/Nov/2007	0.230	0.250	0.230	0.250	68,500	0.040 ▲	0.235	0.250	0.250	16,412.50	0.218
31/Oct/2007	0.230	0.230	0.205	0.210	57,000	0.020 ▼	0.210	0.230	0.210	12,310.00	0.221
30/Oct/2007	0.245	0.250	0.230	0.230	25,000	0.020 ▼	0.230	0.255	0.230	6,125.00	0.219
29/Oct/2007	0.000	0.000	0.000	0.000	0		0.235	0.250	0.000	0.00	0.222
26/Oct/2007	0.195	0.265	0.195	0.250	245,000	0.040 ▲	0.230	0.250	0.250	58,685.00	0.220
25/Oct/2007	0.220	0.220	0.200	0.210	283,000	0.005 ▲	0.210	0.220	0.210	57,597.50	0.221
24/Oct/2007	0.220	0.220	0.205	0.205	17,500	0.005 ▲	0.205	0.210	0.205	3,842.50	0.224
23/Oct/2007	0.220	0.220	0.200	0.200	106,000	0.025 ▼	0.210	0.220	0.200	22,965.00	0.226

22/Oct/2007	0.215	0.225	0.215	0.225	5,250	0.010 ▲	0.215	0.225	0.225	1,153.75	0.226
19/Oct/2007	0.240	0.240	0.200	0.215	74,000	0.005 ▼	0.215	0.220	0.215	15,960.00	0.230
18/Oct/2007	0.240	0.240	0.220	0.220	34,300	0.010 ▼	0.220	0.240	0.220	7,788.00	0.229
17/Oct/2007	0.220	0.230	0.220	0.230	64,600	0.010 ▲	0.230	0.240	0.230	14,370.00	0.227
16/Oct/2007	0.215	0.220	0.210	0.220	48,700	0.020 ▼	0.220	0.235	0.220	10,482.00	0.225
15/Oct/2007	0.215	0.240	0.215	0.240	24,000	0.010 ▲	0.215	0.240	0.240	5,500.00	0.220
12/Oct/2007	0.230	0.230	0.230	0.230	10,000	0.005 ▲	0.210	0.230	0.230	2,300.00	0.216
11/Oct/2007	0.230	0.240	0.225	0.225	61,000	0.005 ▼	0.220	0.240	0.225	14,140.00	0.212
10/Oct/2007	0.230	0.230	0.225	0.230	60,500	0.005 ▲	0.240	0.245	0.230	13,840.00	0.209
09/Oct/2007	0.220	0.240	0.220	0.225	89,000	0.005 ▲	0.230	0.250	0.225	20,860.00	0.206
05/Oct/2007	0.230	0.240	0.220	0.220	45,900	0.040 ▼	0.215	0.230	0.220	10,513.50	0.206
04/Oct/2007	0.210	0.260	0.210	0.260	104,546	0.050 ▲	0.230	0.260	0.260	24,243.60	0.200
03/Oct/2007	0.210	0.210	0.210	0.210	9,000		0.200	0.220	0.210	1,890.00	0.202
02/Oct/2007	0.200	0.210	0.200	0.210	40,000	0.010 ▲	0.200	0.210	0.210	8,057.50	0.201
01/Oct/2007	0.190	0.200	0.190	0.200	95,000	0.005 ▲	0.200	0.210	0.200	18,875.00	0.200
28/Sep/2007	0.190	0.195	0.185	0.195	27,500	0.010 ▲	0.185	0.195	0.195	5,332.50	0.198
27/Sep/2007	0.190	0.195	0.185	0.185	58,000	0.005 ▼	0.185	0.195	0.185	11,175.00	0.200
26/Sep/2007	0.195	0.195	0.175	0.190	225,050	0.005 ▼	0.180	0.190	0.190	40,963.25	0.202
25/Sep/2007	0.195	0.200	0.190	0.195	153,000		0.195	0.205	0.195	29,820.00	0.202
24/Sep/2007	0.205	0.205	0.195	0.195	112,500	0.020 ▼	0.200	0.230	0.195	22,062.50	0.202
21/Sep/2007	0.200	0.215	0.200	0.215	6,000	0.005 ▲	0.200	0.215	0.215	1,245.00	0.199
20/Sep/2007	0.215	0.215	0.210	0.210	58,000	0.010 ▼	0.210	0.220	0.210	12,380.00	0.197
19/Sep/2007	0.210	0.220	0.210	0.220	83,500	0.015 ▲	0.220	0.240	0.220	18,107.50	0.196
18/Sep/2007	0.205	0.205	0.205	0.205	10,000	0.015 ▲	0.200	0.205	0.205	2,050.00	0.196
17/Sep/2007	0.200	0.205	0.190	0.190	66,000	0.010 ▲	0.190	0.205	0.190	13,105.00	0.196
14/Sep/2007	0.200	0.200	0.180	0.180	38,500	0.025 ▼	0.190	0.205	0.180	7,050.00	0.197
13/Sep/2007	0.190	0.205	0.190	0.205	94,000	0.005 ▲	0.200	0.205	0.205	18,850.00	0.198
12/Sep/2007	0.200	0.200	0.200	0.200	10,000	0.010 ▲	0.185	0.200	0.200	2,000.00	0.198
11/Sep/2007	0.000	0.000	0.000	0.000	0		0.185	0.200	0.000	0.00	0.201
10/Sep/2007	0.190	0.190	0.190	0.190	28,000		0.190	0.200	0.190	5,320.00	0.205
07/Sep/2007	0.190	0.195	0.190	0.190	5,000	0.005 ▼	0.190	0.200	0.190	955.00	0.206
06/Sep/2007	0.195	0.195	0.195	0.195	30,500	0.010 ▼	0.195	0.200	0.195	5,947.50	0.206
05/Sep/2007	0.200	0.205	0.180	0.205	257,000	0.005 ▼	0.180	0.195	0.205	49,420.00	0.204
04/Sep/2007	0.190	0.210	0.190	0.210	22,000	0.020 ▲	0.200	0.210	0.210	4,480.00	0.204
31/Aug/2007	0.200	0.200	0.190	0.190	42,000		0.190	0.200	0.190	8,320.00	0.204
30/Aug/2007	0.200	0.200	0.190	0.190	37,500	0.020 ▼	0.185	0.190	0.190	7,250.00	0.203
29/Aug/2007	0.200	0.210	0.200	0.210	50,000	0.010 ▲	0.190	0.210	0.210	10,180.00	0.203
28/Aug/2007	0.200	0.225	0.190	0.200	251,400	0.030 ▼	0.190	0.200	0.200	49,470.00	0.204
27/Aug/2007	0.230	0.230	0.230	0.230	1,000		0.205	0.220	0.230	230.00	0.202
24/Aug/2007	0.210	0.230	0.210	0.230	4,000	0.035 ▲	0.205	0.230	0.230	880.00	0.202
23/Aug/2007	0.200	0.200	0.195	0.195	175,000		0.195	0.210	0.195	34,555.00	0.207
22/Aug/2007	0.190	0.210	0.190	0.195	112,000	0.005 ▲	0.195	0.200	0.195	22,020.00	0.210
21/Aug/2007	0.215	0.220	0.190	0.190	118,500	0.015 ▼	0.190	0.225	0.190	23,750.00	0.214
20/Aug/2007	0.215	0.215	0.195	0.205	76,500	0.015 ▲	0.195	0.215	0.205	15,587.50	0.216
17/Aug/2007	0.215	0.220	0.190	0.190	100,000	0.005 ▲	0.190	0.210	0.190	20,300.00	0.220
16/Aug/2007	0.210	0.210	0.185	0.185	357,000	0.025 ▼	0.185	0.190	0.185	69,140.00	0.226
15/Aug/2007	0.240	0.260	0.210	0.210	185,248		0.200	0.225	0.210	40,925.86	0.229
14/Aug/2007	0.215	0.220	0.210	0.210	336,900	0.005 ▼	0.210	0.235	0.210	72,380.00	0.232
13/Aug/2007	0.210	0.235	0.210	0.215	49,500	0.015 ▼	0.215	0.235	0.215	11,150.00	0.235
10/Aug/2007	0.205	0.230	0.205	0.230	9,000	0.010 ▼	0.210	0.230	0.230	1,950.00	0.237
09/Aug/2007	0.230	0.240	0.220	0.240	73,500	0.010 ▲	0.220	0.240	0.240	16,477.50	0.239
08/Aug/2007	0.230	0.230	0.230	0.230	41,000	0.005 ▲	0.225	0.245	0.230	9,430.00	0.242
07/Aug/2007	0.230	0.230	0.225	0.225	43,334	0.005 ▼	0.225	0.240	0.205	9,860.97	0.246
03/Aug/2007	0.230	0.230	0.230	0.230	55,000		0.230	0.240	0.230	12,650.00	0.250
02/Aug/2007	0.240	0.245	0.225	0.230	66,500	0.010 ▼	0.230	0.240	0.230	16,012.50	0.256
01/Aug/2007	0.240	0.240	0.240	0.240	48,000		0.240	0.250	0.240	11,520.00	0.262
31/Jul/2007	0.240	0.255	0.240	0.240	254,500		0.240	0.255	0.240	61,690.00	0.267
30/Jul/2007	0.240	0.240	0.240	0.240	85,000	0.005 ▼	0.245	0.250	0.240	20,400.00	0.272
27/Jul/2007	0.255	0.255	0.245	0.245	264,970	0.005 ▼	0.245	0.250	0.245	65,930.88	0.280

26/Jul/2007	0.260	0.260	0.250	0.250	301,000	0.010 ▼	0.250	0.255	0.250	76,195.00	0.285
25/Jul/2007	0.260	0.260	0.260	0.260	13,060	0.005 ▼	0.260	0.265	0.260	3,394.40	0.288
24/Jul/2007	0.270	0.270	0.260	0.265	83,800		0.260	0.265	0.265	22,282.00	0.290
23/Jul/2007	0.280	0.280	0.265	0.265	152,000		0.265	0.270	0.265	41,702.50	0.292
20/Jul/2007	0.290	0.290	0.265	0.265	400,100	0.020 ▼	0.265	0.280	0.265	109,100.00	0.295
19/Jul/2007	0.300	0.300	0.285	0.285	61,450	0.015 ▼	0.285	0.295	0.285	18,134.00	0.296
18/Jul/2007	0.300	0.310	0.290	0.300	139,467	0.005 ▲	0.295	0.300	0.320	41,519.44	0.295
17/Jul/2007	0.310	0.310	0.290	0.295	104,000		0.295	0.300	0.295	30,967.50	0.294
16/Jul/2007	0.330	0.330	0.295	0.295	344,254	0.030 ▼	0.295	0.315	0.295	103,982.43	0.294
13/Jul/2007	0.290	0.325	0.275	0.325	416,500	0.030 ▲	0.305	0.325	0.325	130,437.51	0.288
12/Jul/2007	0.280	0.295	0.280	0.295	51,000	0.010 ▲	0.275	0.290	0.295	14,355.00	0.285
11/Jul/2007	0.285	0.285	0.280	0.285	48,000		0.280	0.285	0.285	13,625.00	0.282
10/Jul/2007	0.285	0.300	0.270	0.285	148,200	0.010 ▼	0.285	0.300	0.285	41,034.50	0.282
09/Jul/2007	0.280	0.295	0.280	0.295	46,931	0.005 ▲	0.285	0.295	0.315	13,163.26	0.283
06/Jul/2007	0.300	0.300	0.280	0.290	92,000	0.010 ▼	0.290	0.300	0.290	27,275.00	0.284
05/Jul/2007	0.275	0.305	0.275	0.300	223,000	0.015 ▲	0.280	0.300	0.300	66,720.00	0.285
04/Jul/2007	0.285	0.310	0.285	0.285	236,000	0.005 ▲	0.285	0.290	0.285	70,347.51	0.286
03/Jul/2007	0.300	0.300	0.280	0.280	95,000	0.015 ▼	0.270	0.285	0.280	26,800.00	0.288
29/Jun/2007	0.275	0.295	0.270	0.295	133,800	0.025 ▲	0.270	0.295	0.295	37,710.00	0.288
28/Jun/2007	0.265	0.270	0.265	0.270	353,000	0.005 ▲	0.275	0.280	0.270	95,190.00	0.289
27/Jun/2007	0.260	0.270	0.260	0.265	103,000	0.005 ▲	0.260	0.270	0.265	27,315.00	0.290
26/Jun/2007	0.295	0.295	0.260	0.260	290,507	0.025 ▼	0.260	0.265	0.260	79,254.57	0.294
25/Jun/2007	0.295	0.295	0.285	0.285	97,300	0.015 ▼	0.285	0.300	0.285	28,172.50	0.296
22/Jun/2007	0.300	0.300	0.295	0.300	14,500		0.300	0.305	0.300	4,335.00	0.294
21/Jun/2007	0.300	0.320	0.300	0.300	333,588	0.010 ▼	0.300	0.305	0.300	102,029.64	0.292
20/Jun/2007	0.295	0.310	0.290	0.310	394,000	0.010 ▲	0.295	0.310	0.310	116,405.00	0.292
19/Jun/2007	0.300	0.300	0.285	0.300	109,000		0.290	0.300	0.300	31,622.50	0.292
18/Jun/2007	0.290	0.305	0.290	0.300	202,000	0.015 ▲	0.300	0.305	0.300	59,375.00	0.289
15/Jun/2007	0.285	0.300	0.285	0.285	410,500		0.290	0.300	0.285	118,965.00	0.289
14/Jun/2007	0.280	0.290	0.270	0.285	196,400	0.005 ▲	0.270	0.285	0.285	54,894.00	0.290
13/Jun/2007	0.300	0.300	0.280	0.280	100,000	0.020 ▼	0.285	0.295	0.280	28,632.50	0.290
12/Jun/2007	0.300	0.300	0.280	0.300	132,550		0.290	0.300	0.300	38,035.50	0.288
11/Jun/2007	0.280	0.315	0.280	0.300	370,285	0.025 ▲	0.290	0.300	0.300	110,117.30	0.286
08/Jun/2007	0.285	0.285	0.270	0.275	124,088	0.005 ▼	0.265	0.270	0.275	34,495.96	0.288
07/Jun/2007	0.310	0.310	0.275	0.280	270,000	0.030 ▼	0.280	0.290	0.280	78,705.00	0.288
06/Jun/2007	0.310	0.340	0.305	0.310	732,614	0.010 ▲	0.310	0.320	0.310	233,858.17	0.288
05/Jun/2007	0.265	0.315	0.265	0.300	781,140	0.025 ▲	0.300	0.310	0.300	226,288.19	0.288
04/Jun/2007	0.275	0.280	0.265	0.275	237,413	0.010 ▼	0.265	0.275	0.275	64,928.25	0.294
01/Jun/2007	0.280	0.285	0.280	0.285	119,000	0.005 ▼	0.280	0.285	0.285	33,432.50	0.312
31/May/2007	0.280	0.300	0.270	0.290	190,000	0.010 ▲	0.280	0.290	0.290	53,952.50	0.328
30/May/2007	0.270	0.280	0.265	0.280	113,000		0.270	0.280	0.280	30,292.50	0.336
29/May/2007	0.300	0.300	0.270	0.280	176,700		0.280	0.285	0.280	49,014.00	0.343
28/May/2007	0.290	0.295	0.280	0.280	84,000	0.015 ▼	0.280	0.295	0.280	23,745.00	0.344
25/May/2007	0.280	0.295	0.270	0.295	91,400	0.010 ▲	0.280	0.290	0.295	25,949.00	0.344
24/May/2007	0.310	0.310	0.280	0.285	439,095	0.030 ▼	0.285	0.295	0.285	129,754.40	0.346
23/May/2007	0.300	0.315	0.285	0.315	805,000	0.015 ▲	0.290	0.310	0.315	236,427.50	0.344
22/May/2007	0.315	0.320	0.290	0.300	819,593	0.030 ▼	0.300	0.310	0.300	251,592.80	0.344
18/May/2007	0.365	0.370	0.315	0.330	2,193,300	0.130 ▼	0.320	0.330	0.330	748,499.94	0.339
17/May/2007	0.465	0.465	0.400	0.460	1,510,032		0.450	0.460	0.460	651,385.81	0.322
16/May/2007	0.355	0.470	0.350	0.460	4,005,243	0.100 ▲	0.450	0.460	0.460	1,711,167.00	0.305
15/May/2007	0.355	0.365	0.310	0.360	606,200	0.015 ▲	0.340	0.360	0.360	201,277.50	0.296
14/May/2007	0.310	0.380	0.310	0.345	2,549,705	0.050 ▲	0.345	0.370	0.345	890,943.31	0.288
11/May/2007	0.290	0.300	0.285	0.295	366,143	0.005 ▲	0.295	0.310	0.295	108,920.04	0.287
10/May/2007	0.300	0.300	0.285	0.290	70,000	0.010 ▼	0.285	0.290	0.290	20,750.00	0.287
09/May/2007	0.305	0.310	0.290	0.300	309,200	0.005 ▼	0.285	0.295	0.300	91,344.00	0.284
08/May/2007	0.290	0.305	0.285	0.305	160,500	0.015 ▲	0.305	0.310	0.305	47,307.50	0.283
07/May/2007	0.290	0.295	0.285	0.290	143,500	0.005 ▲	0.285	0.290	0.290	41,422.50	0.283
04/May/2007	0.290	0.295	0.285	0.285	83,000	0.005 ▼	0.285	0.290	0.285	24,085.00	0.284
03/May/2007	0.270	0.290	0.265	0.290	94,000		0.275	0.290	0.290	25,897.50	0.286

02/May/2007	0.285	0.300	0.275	0.290	208,500	0.015 ▲	0.270	0.290	0.290	61,360.00	0.286
01/May/2007	0.260	0.280	0.250	0.275	145,000	0.015 ▲	0.260	0.285	0.275	38,392.50	0.290
30/Apr/2007	0.260	0.260	0.260	0.260	40,000	0.025 ▼	0.255	0.290	0.260	10,400.00	0.290
27/Apr/2007	0.275	0.285	0.265	0.285	75,000	0.005 ▼	0.265	0.290	0.285	20,522.50	0.288
26/Apr/2007	0.275	0.295	0.275	0.290	65,500	0.015 ▲	0.275	0.290	0.290	18,677.50	0.284
25/Apr/2007	0.285	0.295	0.270	0.275	100,000	0.015 ▼	0.275	0.300	0.275	27,990.00	0.279
24/Apr/2007	0.275	0.290	0.270	0.290	108,600		0.280	0.290	0.290	30,457.50	0.274
23/Apr/2007	0.295	0.295	0.275	0.290	98,000	0.010 ▼	0.275	0.290	0.290	27,925.00	0.270
20/Apr/2007	0.300	0.305	0.280	0.300	181,000		0.285	0.300	0.300	53,630.00	0.262
19/Apr/2007	0.290	0.305	0.280	0.300	206,897		0.280	0.300	0.300	60,143.07	0.256
18/Apr/2007	0.315	0.325	0.290	0.300	805,500	0.015 ▼	0.300	0.305	0.300	248,170.00	0.252
17/Apr/2007	0.255	0.330	0.250	0.315	1,956,271	0.055 ▲	0.310	0.315	0.315	577,198.56	0.243
16/Apr/2007	0.240	0.265	0.240	0.260	148,000	0.005 ▲	0.260	0.265	0.260	38,225.00	0.242
13/Apr/2007	0.255	0.255	0.255	0.255	5,000		0.240	0.255	0.255	1,275.00	0.238
12/Apr/2007	0.250	0.255	0.250	0.255	64,000	0.030 ▲	0.235	0.255	0.255	16,107.50	0.236
11/Apr/2007	0.230	0.230	0.225	0.225	34,000	0.015 ▼	0.225	0.250	0.225	7,700.00	0.236
10/Apr/2007	0.260	0.265	0.220	0.240	188,500	0.005 ▼	0.225	0.255	0.240	44,220.00	0.236
09/Apr/2007	0.250	0.260	0.245	0.245	33,000	0.015 ▲	0.245	0.260	0.245	8,220.00	0.236
05/Apr/2007	0.235	0.250	0.230	0.230	102,500	0.005 ▼	0.230	0.250	0.230	24,065.00	0.238
04/Apr/2007	0.240	0.255	0.230	0.235	51,000	0.020 ▼	0.235	0.260	0.235	12,630.00	0.240
03/Apr/2007	0.245	0.270	0.245	0.255	97,000	0.025 ▲	0.245	0.255	0.255	24,692.50	0.240
02/Apr/2007	0.245	0.265	0.225	0.230	152,200	0.015 ▼	0.230	0.245	0.230	37,140.50	0.244
30/Mar/2007	0.235	0.245	0.225	0.245	90,000	0.025 ▲	0.220	0.245	0.245	21,150.00	0.245
29/Mar/2007	0.230	0.230	0.220	0.220	20,000	0.010 ▼	0.210	0.235	0.220	4,465.00	0.246
28/Mar/2007	0.230	0.230	0.225	0.230	59,000		0.220	0.230	0.230	13,440.00	0.248
27/Mar/2007	0.230	0.245	0.220	0.230	114,928	0.010 ▼	0.225	0.235	0.230	26,184.88	0.250
26/Mar/2007	0.245	0.260	0.235	0.240	77,000		0.230	0.255	0.240	18,965.00	0.252
23/Mar/2007	0.250	0.250	0.240	0.240	75,000	0.020 ▼	0.240	0.265	0.240	18,210.00	0.254
22/Mar/2007	0.250	0.260	0.240	0.260	59,200	0.010 ▲	0.245	0.250	0.260	15,206.00	0.250
21/Mar/2007	0.250	0.250	0.250	0.250	15,000	0.010 ▼	0.250	0.265	0.250	3,750.00	0.250
20/Mar/2007	0.250	0.260	0.250	0.260	20,000		0.240	0.260	0.260	5,100.00	0.248
19/Mar/2007	0.275	0.275	0.260	0.260	84,000		0.250	0.270	0.260	22,820.00	0.244
16/Mar/2007	0.240	0.265	0.240	0.260	117,500	0.030 ▲	0.240	0.260	0.260	29,945.00	0.242
15/Mar/2007	0.240	0.280	0.230	0.230	77,750	0.020 ▼	0.230	0.250	0.230	19,648.75	0.242
14/Mar/2007	0.275	0.275	0.240	0.250	39,000		0.230	0.250	0.250	10,140.00	0.240
13/Mar/2007	0.255	0.265	0.235	0.250	97,115	0.010 ▼	0.250	0.260	0.250	24,132.78	0.237
12/Mar/2007	0.260	0.275	0.260	0.260	419,142	0.005 ▲	0.260	0.265	0.260	111,655.51	0.236
09/Mar/2007	0.235	0.255	0.235	0.255	140,000	0.025 ▲	0.235	0.250	0.255	33,822.50	0.234
08/Mar/2007	0.250	0.260	0.225	0.230	93,180	0.010 ▼	0.230	0.255	0.230	23,474.86	0.236
07/Mar/2007	0.250	0.250	0.240	0.240	69,500		0.220	0.240	0.240	16,800.00	0.235
06/Mar/2007	0.230	0.255	0.225	0.240	120,500	0.010 ▲	0.230	0.240	0.240	29,055.00	0.236
05/Mar/2007	0.240	0.260	0.215	0.230	76,500		0.230	0.240	0.230	18,012.50	0.238
02/Mar/2007	0.220	0.230	0.215	0.230	64,000		0.230	0.240	0.230	14,120.00	0.238
01/Mar/2007	0.230	0.230	0.220	0.230	20,000		0.220	0.230	0.230	4,535.00	0.242
28/Feb/2007	0.230	0.240	0.230	0.230	51,500	0.005 ▲	0.230	0.240	0.230	11,872.50	0.242
27/Feb/2007	0.260	0.260	0.225	0.225	33,000	0.025 ▼	0.225	0.230	0.225	8,140.00	0.240
26/Feb/2007	0.230	0.250	0.230	0.250	80,000	0.010 ▲	0.230	0.250	0.250	19,780.00	0.238
23/Feb/2007	0.240	0.260	0.230	0.240	117,500		0.235	0.245	0.240	28,517.50	0.235
22/Feb/2007	0.235	0.240	0.235	0.240	21,143	0.005 ▲	0.235	0.240	0.215	4,970.75	0.234
21/Feb/2007	0.260	0.260	0.235	0.235	57,000	0.020 ▼	0.235	0.250	0.235	13,720.00	0.230
20/Feb/2007	0.250	0.265	0.250	0.255	122,500	0.005 ▲	0.250	0.260	0.255	31,585.00	0.226
19/Feb/2007	0.250	0.250	0.240	0.250	30,000	0.020 ▲	0.245	0.250	0.250	7,300.00	0.224
16/Feb/2007	0.250	0.255	0.230	0.230	65,000	0.030 ▼	0.230	0.250	0.230	15,700.00	0.225
15/Feb/2007	0.235	0.265	0.235	0.260	282,000	0.030 ▲	0.260	0.265	0.260	71,452.49	0.223
14/Feb/2007	0.220	0.250	0.215	0.230	160,000	0.015 ▲	0.230	0.240	0.230	37,565.00	0.224
13/Feb/2007	0.210	0.230	0.210	0.215	68,500	0.005 ▼	0.215	0.235	0.215	15,217.50	0.227
12/Feb/2007	0.215	0.225	0.210	0.220	74,000	0.005 ▲	0.210	0.220	0.220	16,020.00	0.230
09/Feb/2007	0.225	0.235	0.210	0.215	96,000	0.010 ▼	0.210	0.230	0.215	21,220.00	0.233
08/Feb/2007	0.200	0.230	0.200	0.225	308,500	0.025 ▲	0.210	0.225	0.225	65,917.50	0.236
07/Feb/2007	0.215	0.230	0.200	0.200	175,000	0.015 ▼	0.200	0.215	0.200	36,692.50	0.242

06/Feb/2007	0.230	0.230	0.215	0.215	107,000	0.015 ▼	0.210	0.215	0.215	23,565.00	0.250
05/Feb/2007	0.230	0.235	0.225	0.230	86,500	0.010 ▼	0.225	0.230	0.230	19,870.50	0.254
02/Feb/2007	0.240	0.240	0.230	0.240	151,825		0.230	0.240	0.240	35,548.75	0.254
01/Feb/2007	0.245	0.255	0.240	0.240	105,000		0.235	0.240	0.240	25,512.50	0.255
31/Jan/2007	0.240	0.250	0.240	0.240	97,000	0.005 ▼	0.235	0.250	0.240	23,410.00	0.255
30/Jan/2007	0.255	0.255	0.240	0.245	165,500	0.005 ▼	0.245	0.250	0.245	40,997.50	0.255
29/Jan/2007	0.245	0.270	0.245	0.250	380,000	0.005 ▲	0.245	0.250	0.250	96,609.00	0.256
26/Jan/2007	0.250	0.260	0.240	0.245	83,500	0.005 ▼	0.245	0.255	0.245	20,760.00	0.256
25/Jan/2007	0.265	0.270	0.240	0.250	181,000	0.020 ▼	0.250	0.260	0.250	45,450.00	0.257
24/Jan/2007	0.265	0.270	0.240	0.270	295,000	0.015 ▼	0.245	0.270	0.270	74,600.00	0.256
23/Jan/2007	0.265	0.285	0.240	0.285	283,000	0.015 ▲	0.255	0.285	0.285	75,750.00	0.254
22/Jan/2007	0.250	0.270	0.225	0.270	100,750	0.025 ▲	0.235	0.270	0.270	24,806.25	0.252
19/Jan/2007	0.250	0.250	0.225	0.245	192,500	0.005 ▼	0.230	0.245	0.245	45,567.50	0.256
18/Jan/2007	0.245	0.260	0.245	0.250	120,000	0.010 ▲	0.250	0.260	0.250	30,290.00	0.258
17/Jan/2007	0.250	0.250	0.240	0.240	106,430	0.005 ▼	0.240	0.255	0.240	26,202.10	0.266
16/Jan/2007	0.265	0.265	0.245	0.245	158,000	0.020 ▼	0.245	0.250	0.245	39,645.00	0.278
15/Jan/2007	0.260	0.265	0.255	0.265	203,000	0.025 ▲	0.260	0.265	0.265	52,620.00	0.271
12/Jan/2007	0.265	0.265	0.240	0.240	231,070	0.020 ▼	0.230	0.250	0.240	58,480.40	0.269
11/Jan/2007	0.260	0.265	0.255	0.260	29,000	0.005 ▼	0.260	0.270	0.260	7,610.00	0.265
10/Jan/2007	0.270	0.275	0.245	0.265	253,000	0.005 ▲	0.255	0.265	0.265	66,952.50	0.260
09/Jan/2007	0.260	0.270	0.250	0.260	423,500	0.005 ▲	0.250	0.265	0.260	107,702.49	0.259
08/Jan/2007	0.295	0.295	0.255	0.255	370,000	0.030 ▼	0.255	0.270	0.255	102,830.00	0.250
05/Jan/2007	0.255	0.300	0.250	0.285	929,500	0.015 ▲	0.285	0.290	0.285	256,302.50	0.238
04/Jan/2007	0.310	0.310	0.260	0.270	1,374,200	0.045 ▼	0.270	0.275	0.270	383,953.97	0.227
03/Jan/2007	0.350	0.360	0.300	0.315	2,888,250	0.050 ▼	0.310	0.315	0.315	954,889.50	0.211
02/Jan/2007	0.250	0.380	0.240	0.365	4,126,690	0.170 ▲	0.360	0.370	0.365	1,310,869.62	0.189
29/Dec/2006	0.215	0.215	0.195	0.195	31,000	0.025 ▼	0.195	0.220	0.195	6,405.00	0.187
28/Dec/2006	0.200	0.220	0.200	0.220	31,000		0.220	0.225	0.220	6,600.00	0.182
27/Dec/2006	0.220	0.220	0.220	0.220	80,000	0.010 ▲	0.195	0.220	0.220	17,600.00	0.179
22/Dec/2006	0.180	0.220	0.180	0.210	265,000	0.040 ▲	0.190	0.210	0.210	56,410.00	0.175
21/Dec/2006	0.000	0.000	0.000	0.000	0		0.170	0.195	0.000	0.00	0.175
20/Dec/2006	0.170	0.180	0.160	0.170	258,077	0.005 ▼	0.170	0.185	0.170	43,740.78	0.177
19/Dec/2006	0.170	0.175	0.165	0.175	90,000		0.175	0.180	0.175	15,285.00	0.178
18/Dec/2006	0.175	0.175	0.170	0.175	33,500	0.005 ▲	0.175	0.185	0.175	5,770.00	0.177
15/Dec/2006	0.170	0.190	0.165	0.170	302,000		0.165	0.175	0.170	51,385.00	0.178
14/Dec/2006	0.170	0.180	0.170	0.170	33,364		0.170	0.175	0.170	5,812.80	0.180
13/Dec/2006	0.165	0.180	0.165	0.170	58,500	0.025 ▼	0.165	0.180	0.170	9,965.00	0.184
12/Dec/2006	0.000	0.000	0.000	0.000	0		0.165	0.195	0.000	0.00	0.184
11/Dec/2006	0.170	0.195	0.165	0.195	151,667	0.020 ▲	0.165	0.195	0.195	25,566.72	0.187
08/Dec/2006	0.000	0.000	0.000	0.000	0		0.170	0.200	0.000	0.00	0.186
07/Dec/2006	0.180	0.180	0.175	0.175	65,000	0.010 ▼	0.170	0.180	0.175	11,525.00	0.187
06/Dec/2006	0.200	0.200	0.185	0.185	72,000	0.005 ▲	0.180	0.200	0.185	13,500.00	0.187
05/Dec/2006	0.180	0.185	0.180	0.180	90,000	0.010 ▲	0.185	0.200	0.180	16,300.00	0.188
04/Dec/2006	0.180	0.180	0.170	0.170	240,000	0.005 ▼	0.170	0.185	0.170	41,360.00	0.191
01/Dec/2006	0.190	0.190	0.175	0.175	42,000	0.015 ▼	0.170	0.190	0.175	7,580.00	0.193
30/Nov/2006	0.200	0.200	0.180	0.190	150,500	0.015 ▼	0.180	0.190	0.190	29,475.00	0.197
29/Nov/2006	0.185	0.205	0.185	0.205	141,500	0.025 ▲	0.200	0.205	0.205	27,442.50	0.191
28/Nov/2006	0.230	0.230	0.180	0.180	79,000	0.045 ▼	0.180	0.195	0.180	15,045.00	0.189
27/Nov/2006	0.200	0.250	0.200	0.225	446,500	0.045 ▲	0.220	0.230	0.225	101,012.49	0.181
24/Nov/2006	0.180	0.180	0.180	0.180	5,000		0.180	0.205	0.180	900.00	0.182
23/Nov/2006	0.170	0.180	0.155	0.180	165,000	0.030 ▼	0.180	0.190	0.180	28,325.00	0.184
22/Nov/2006	0.000	0.000	0.000	0.000	0		0.170	0.195	0.000	0.00	0.183
21/Nov/2006	0.000	0.000	0.000	0.000	0		0.170	0.190	0.000	0.00	0.181
20/Nov/2006	0.000	0.000	0.000	0.000	0		0.190	0.195	0.000	0.00	0.179
17/Nov/2006	0.000	0.000	0.000	0.000	0		0.190	0.210	0.000	0.00	0.178
16/Nov/2006	0.210	0.210	0.210	0.210	125,000	0.040 ▲	0.175	0.210	0.210	26,250.00	0.174
15/Nov/2006	0.200	0.200	0.170	0.170	109,500		0.170	0.185	0.170	20,175.00	0.174
14/Nov/2006	0.170	0.170	0.170	0.170	7,429	0.005 ▼	0.170	0.190	0.170	1,254.35	0.173
13/Nov/2006	0.175	0.175	0.175	0.175	10,000	0.015 ▼	0.170	0.175	0.175	1,750.00	0.171
10/Nov/2006	0.190	0.190	0.190	0.190	2,000		0.175	0.190	0.190	380.00	0.169

09/Nov/2006	0.175	0.190	0.175	0.190	105,000	0.015 ▲	0.180	0.200	0.190	19,200.00	0.166
08/Nov/2006	0.170	0.175	0.170	0.175	100,000	0.010 ▲	0.170	0.175	0.175	17,300.00	0.169
07/Nov/2006	0.170	0.180	0.165	0.165	109,000		0.160	0.170	0.165	18,905.00	0.167
06/Nov/2006	0.170	0.170	0.155	0.165	35,000	0.005 ▼	0.160	0.165	0.165	5,730.00	0.169
03/Nov/2006	0.170	0.170	0.160	0.170	30,000		0.155	0.170	0.170	5,050.00	0.168
02/Nov/2006	0.000	0.000	0.000	0.000	0		0.160	0.170	0.000	0.00	0.168
01/Nov/2006	0.160	0.170	0.160	0.170	32,500	0.015 ▲	0.170	0.175	0.170	5,400.00	0.167

**Market Cap is calculated by multiplying the number of issued shares by the Last Price.
***A TSX Venture listed issuer's Float Quoted Market Value for a security is calculated by multiplying the last board lot price as at the most recent market close by the number of shares outstanding, net of any escrowed shares.

Starfire Minerals Inc.

Listed Company

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Resume Trading
BULLETIN DATE: November 26, 2007
TSX Venture Tier 2 Company

Effective at 9:51 a.m. PST, November 26, 2007, shares of the Company resumed trading, an announcement having been made over Market News Publishing.

TSX-X

Starfire Minerals Inc.

Listed Company

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Halt
BULLETIN DATE: November 26, 2007
TSX Venture Tier 2 Company

Effective at the open, November 26, 2007, trading in the shares of the Company was halted at the request of the Company, pending an announcement; this regulatory halt is imposed by Market Regulation Services, the Market Regulator of the Exchange pursuant to the provisions of Section 10.9 (1) of the Universal Market Integrity Rules.

TSX-X

INFO TSX VENTURE **Company Summary**

company | person | symbol | start | home

Starfire Minerals Inc.

Listed Company

---- Navigation Options ----

☑ Current ☐ Past Refresh

Fiscal Year End	Company Status	Exempt Flag
October 31	Trading	N

Board of Directors

Name	Position
Basil P. Pantages	Director of the Board
Dan Mosher	Director of the Board
	President
Greg MacRae	Director of the Board
Norman Elliot	Secretary of the Board
Phillip J. Rush	Director of the Board
Richard Pierce	Director of the Board

Incorporation Locations

Inc. Date	Expiry Date	Country	Region	Description
27/Jul/1987		Canada	British Columbia	

Exchange Filing Office

Location
Vancouver Regional Service Office

Business Type(s)

Primary/Secondary	Business Type	Details
Primary	Uranium Mining	Uranium, Nickel, Copper and Gold The Company is involved in the exploration, acquisition and development of mineral properties.

Securities

Symbol	Security Name	Market	Status
SFR	Starfire Minerals Inc.	TSX Venture	TRADING

Name History	From	To
Starfire Minerals Inc.	2/May/1996	Present

Company Facts Reconciliation

Subject	Date Returned
Summer 2007 CFR	23/Nov/2007

Associations

Auditing Firm:	Dale Matheson Carr - Hilton Labonte
Investor Relations:	Bay Street Connect
Law Firm:	Devlin Jensen
Sponsor:	Canaccord Capital Corp.
Subsidiary:	Starfire Uranium Inc.
	Starfire Nickel Inc.
	Starfire Precious Metals Inc.
Transfer	Computershare Trust

Agent:	Company of Canada (Vancouver)

Latest Information		
Type	**Date**	**Title**
News Releases	26/Nov/2007	NEWS RELEASE - STARFIRE REPORTS INTERSECTION OF 63 METERS OF 0.781 GRAMS GOLD (1.052 GRAMS EQUIVALENT (1 2)) PER TONNE AT PORPHYRY PEARL [MARKETWIRE]
		NEWS RELEASE - TSX TRADE RESUMPTION RE STARFIRE MINERALS INC.[MARKET NEWS]
		NEWS RELEASE - HALT[MARKET NEWS]
Bulletins	26/Nov/2007	Halt
Meetings and Public Filings		Information on financial statements, public filings and corporate meetings for all Canadian public companies can be found at www.sedar.com

Property Locations			
Location Name:	Black Township	**Area Name:**	Larder Lake Mining Div.
Effective Date:	3/Aug/1999	**Location Ownership Percent:**	100
Expiry Date:		**Phone:**	(not available)
Address:	Ontario Canada North America	**Fax:**	(not available)
Description:			
Location Name:	Capri	**Area Name:**	Sicottie CS 225
Effective Date:	12/May/2005	**Location Ownership Percent:**	100
Expiry Date:		**Phone:**	(not available)
Address:	Canada North America	**Fax:**	(not available)
Description:			
Location Name:	Carman/Eldorado	**Area Name:**	Porcupine Mining Div.
Effective Date:	10/Nov/1998	**Location Ownership Percent:**	100
Expiry Date:		**Phone:**	(not available)
Address:	Ontario Canada North America	**Fax:**	(not available)
Description:			
Location	Cross Structure	**Area Name:**	Cote-word -Nouveau

Name:			
Effective Date:	25/May/2006	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Canada North America	Fax:	(not available)
Description:			
Location Name:	Eldorado	Area Name:	Eldorado Township/Porcupine Mining Div.
Effective Date:	28/Nov/2000	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Ontario Canada North America	Fax:	(not available)
Description:			
Location Name:	Grigg/Stobie	Area Name:	Sudbury Mining Div.
Effective Date:	15/Nov/2004	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Ontario Canada North America	Fax:	(not available)
Description:	Triton Joint Venture, Canada (Ontario)		
Location Name:	Langmuir South Mineral	Area Name:	Timmins/Porcupine Mining Div.
Effective Date:	23/Jan/2001	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Ontario Canada North America	Fax:	(not available)
Description:			
Location Name:	Montreal River	Area Name:	Slater/Smilsky Sault St. Marie Div.
Effective Date:	3/Aug/1999	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Ontario Canada North America	Fax:	(not available)
Description:			

Location Name:	Porphyry Pearl	Area Name:	Omineca
Effective Date:	21/Feb/2006	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	British Columbia Canada North America	Fax:	(not available)
Description:			

Location Name:	Shaw	Area Name:	Shaw Township
Effective Date:	25/May/2006	Location Ownership Percent:	100
Expiry Date:		Phone:	(not available)
Address:	Ontario Canada North America	Fax:	(not available)
Description:			

* Historical Data

INFO TSX VENTURE **Bulletin Contents**

company
person
symbol
start
home

Starfire Minerals Inc.

Listed Company

---- Navigation Options ----

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: July 27, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 23, 2007:

Number of Shares: 3,561,634 shares

Purchase Price: $0.30 per share

Warrants: 1,780,817 share purchase warrants to purchase 1,780,817 shares

Warrant Exercise Price: $0.50 for a one year period
$0.75 in the second year

If the closing price of the Company's shares on the Exchange is at least $0.66 per share for any 20 consecutive trading days during the first year, or at $1.05 per share for any 20 consecutive trading days during the second year, the Company may provide written notice to the warrantholder requiring the warrantholder to exercise the warrants held by the warrantholder within 30 calendar days of receiving notice, failing which the warrants will be cancelled.

Number of Placees: 7 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

Lana Dell P 30,000
Jason Fediuk P 83,300
Ash Guglani P 20,000
Haytham Hodaly P 35,000
Hesham Magid P 20,000
Ryan Males P 40,000

Finder's Fee: Salman Partners Inc. will receive a finder's fee of 7% cash ($74,794.31) and 7% in compensation options (249,314 options).

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release

announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

Starfire Minerals Inc.

Listed Company

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: July 24, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 19, 2007:

Number of Shares: (i) 2,267,000 non-flow-through shares
(ii) 4,357,141 flow-through shares
(iii) 121,000 flow-through shares

Purchase Prices: $0.30 per non-flow-through share
$0.35 per flow-through share
$0.35 per flow-through share

Warrants: 1,133,500 share purchase warrants to purchase 1,133,500 shares
2,178,570 share purchase warrants to purchase 2,178,570 shares
60,500 share purchase warrants to purchase 60,500 shares

Warrant Exercise Prices: $0.50 for a one year period
(i and ii only) $0.75 in the second year

Number of Placees: 28 placees

Insider / Pro Group Participation:
Insider=Y /
Name ProGroup=P / # of Shares

Robert Hannah P 133,500
3408256 Canada Inc. (P. Armstrong) P 200,000
Robert Hannah P 71,500 FT (ii)
Casey Baker P 271,170 FT (ii)
Donald McFarlane P 142,900 FT (ii)

Finder's Fees: $15,000, 28,571 shares and 142,857 warrants payable to Limited Market Dealer Inc.
$15,750, 30,000 shares and 150,000 warrants payable to Canaccord Capital Corp.
$35,403, 45,340 shares and 369,557 warrants payable to MGI Securities Inc. MGI also receives a due diligence fee of $58,000 (+GST)
$3,850 payable to 344911 BC Ltd. (G. Ledding)

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Starfire Minerals Inc.

Listed Company

---- Navigation Options ----

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Property-Asset or Share Purchase Agreement
BULLETIN DATE: March 16, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for expedited filing documentation of an Option Agreement dated February 19, 2007 amended March 12, 2007 between the Issuer, Starfire Uranium Inc. (a wholly-owned subsidiary of the Issuer) and Fayz Yacoub (the "Optionor") whereby the Issuer may acquire a 100% interest in two mineral claims located in the Otish Mountain area of Quebec.

The consideration payable to the Optionor is 600,000 common shares of the Issuer; $92,000 cash; and $150,000 in expenditures all payable over a period of three years.

The Optionor will retain a 2% net smelter return royalty.

TSX-X

Starfire Minerals Inc.

Listed Company

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Resume Trading
BULLETIN DATE: January 2, 2007
TSX Venture Tier 2 Company

Effective at 9:30 a.m., PST, January 2, 2007, shares of the Company resumed trading, an announcement having been made over StockWatch.

TSX-X

Starfire Minerals Inc.

Listed Company

STARFIRE MINERALS INC. ("SFR")
BULLETIN TYPE: Halt
BULLETIN DATE: January 2, 2007
TSX Venture Tier 2 Company

Effective at the open, January 2, 2007, trading in the shares of the Company was halted at the request of the Company, pending an announcement; this regulatory halt is imposed by Market Regulation Services, the Market Regulator of the Exchange pursuant to the provisions of Section 10.9(1) of the Universal Market Integrity Rules.

TSX-X

END